Form 10-K405, Exhibit 13
period 1995-12-31
NATIONAL BANKSHARES INC
filed 1996-03-29
CIK 796534

National Bankshares, Inc.
     1995 Annual Report















































 Financial Highlights         $ In thousands, except per share data.

                                        1995       1994       1993
                                      --------   --------   --------
 Net income per share                 $   1.90      1.70       1.56

 Book value per share                    13.16     11.75      10.68

 Cash dividends declared per share         .63       .58        .50

 Total assets                          203,389   199,727    186,694

 Total securities                       66,737    69,503     62,518

 Loans, net                            122,973   113,718    110,217

 Total deposits                        179,673   178,636    167,702

 Stockholders' equity                   22,554    20,137     18,254












                                    Contents
           ----------------------------------------------------------
          Community Connections                                     2

          To Our Stockholders                                       3

          Selected Consolidated Financial Data                      4

          Management's Discussion and Analysis                      5

          Statement of Management's Responsibility                 15

          Independent Auditors' Report                             16

          Consolidated Financial Statements                        17

          Comparative Statements of Trust Assets                   42

          Corporate Information                                    46








Community Connections


                  PHOTOGRAPH OF 1995 VALENTINE SOCIAL FOR OUR
                              PRIMELINE CUSTOMERS


PHOTOGRAPH OF 1995 TOUR DUPONT


            PHOTOGRAPH OF NBB'S MARKET PLACE BRANCH MANAGER MAKING A
                DONATION TO MONTGOMERY COUNTY PARKS & RECREATION

     The National Bank has been a part of life in the New River Valley for over a century. We have financed homes that are now historic and automobiles that have become antiques. We have been there to assist generations of area residents when they opened their first savings accounts as children, bought new homes as young adults, established and expanded businesses and enjoyed financial security in retirement. While NBB has grown and kept pace with changing technology, our bankers have never forgotten the importance of building and maintaining personal relationships with their customers.






                     PHOTOGRAPH OF BANK DAY AT MAIN OFFICE
         CUSTOMER SERVICE REPRESENTATIVE DEMONSTRATES HOW TO USE AN ATM


PHOTOGRAPH OF NBB'S HETHWOOD OFFICE MANAGER
HOSTING VISIT BY ELEMENTARY SCHOOL CHILDREN


         PHOTOGRAPH OF NBB EMPLOYEES CAROLING AT SHOWALTER NURSING HOME


     As an involved corporate citizen, The National Bank has helped our communities meet diverse educational and civic goals. We have placed banking professionals in local classrooms, and we have brought students into our offices. NBB and its employees have helped build hospitals and public recreation facilities, and through the years we have contributed volunteers and resources to support countless worthwhile artistic and charitable activities. Even though life in the New River Valley and banking at NBB have undergone many changes since 1891, The National Bank's connections to the community remain solid and strong.














National Bankshares, Inc.


     To Our Stockholders:

     During 1995 National Bankshares, Inc. continued its profitable tradition, once again achieving record earnings. Net income for the year reached $3,256,000, an increase of 11.7% over 1994. Growth in the loan portfolio and improved asset quality were important components of this solid performance. Already strong capital levels rose through the year, and dividends paid to stockholders were $0.63 per share in 1995, up from $0.58 per share paid in the previous year.

     Customers, stockholders, employees and the Board of Directors all contribute to Bankshares' consistently positive operating results. Customers and stockholders have been loyal and have offered us long term support. Employees regularly strive to provide friendly, high quality customer service. Knowledgeable individuals serve on the Boards of Directors of the holding company and the bank, and the companies regularly benefit from their business expertise. Several directors have been with National Bankshares since its formation in 1986 and have even longer tenure on The National Bank's board. We miss the contributions of our most senior director, John M. Barringer, who retired in September after more than forty years of distinguished service.

     Good progress continues to be made toward completion of the pending merger with Bank of Tazewell County. Certain unanticipated developments, including government closings and severe winter weather, have delayed the proposed consummation of the transaction. Assuming all merger conditions are met and regulatory approvals granted, we now hope to finalize the merger in the second quarter of 1996. Despite the delays, the Board of Directors and management of National Bankshares remain enthusiastic about the prospects of the affiliation. The Board is especially positive about the expanded opportunities and potential benefits which this merger offers to our stockholders.

     As we begin our 105th year, new projects and exciting changes are planned. We expect to build our future with a focus on the same principles that have guided National Bankshares and The National Bank since 1891. We are committed to continuing the tradition of offering quality community banking, emphasizing state of the art financial services with a personal touch.



PHOTOGRAPH OF
JAMES G. RAKES

                                   James G. Rakes
                                   President and
                                   Chief Executive Officer













                      Selected Consolidated Financial Data




               $ In thousands, except per share data.  Years ended December 31,
 ------------------------------------------------------------------------------
                                     1995      1994     1993     1992     1991
                                    ------    ------   ------   ------   ------

 Selected   Interest income        $ 16,071   14,562   14,428   16,047   17,732
 Income     Interest expense          6,696    5,655    5,823    8,048   10,886
 Statement  Net interest income       9,375    8,907    8,605    7,999    6,846
 Data:      Provision for loan
             losses                     275      540      930    1,060      615
            Noninterest income        1,777    1,607    1,541    1,287      967
            Noninterest expense       6,587    6,158    5,855    5,400    4,738
            Income taxes              1,034      900      689      498      416
            Net income                3,256    2,916    2,672    2,328    2,044
 Per Share  Net income             $   1.90     1.70     1.56     1.37     1.21
 Data:      Cash dividends
             declared                   .63      .58      .50      .43      .39
            Book value per share      13.16    11.75    10.68     9.61     8.67

 Selected   Loans, net             $122,973  113,718  110,217  106,040  114,214
 Balance    Total securities         66,737   69,503   62,518   60,442   59,054
 Sheet Data Total assets            203,389  199,727  186,694  182,595  185,829
 at End     Total deposits          179,673  178,636  167,702  165,633  170,354
 of Year:   Stockholders' equity     22,554   20,137   18,254   16,375   14,714

 Selected   Return on average
 Ratios:     assets                    1.62     1.51     1.45     1.26     1.12
            Return on average
             equity                   15.09    15.19    15.43    14.98    14.63
            Dividend payout ratio     33.17    34.05    32.00    31.49    32.14
            Average equity to
             average assets           10.59     9.94     9.38     8.44     7.66


                     Average Equity to Average Assets Graph

              1991        1992        1993        1994        1995
             ------      ------      ------      ------      ------

             7.66%       8.44%       9.38%       9.94%       10.59%


                         Cash Dividends Per Share Graph

              1991        1992        1993        1994        1995
             ------      ------      ------      ------      ------

             $0.39        0.43        0.50        0.58        0.63







                      Management's Discussion and Analysis

($ In millions)

Net Income Graph


              1991        1992        1993        1994        1995
             ------      ------      ------      ------      ------

             $  2.0        2.3         2.7        2.9          3.3

Net Interest Income Graph

              1991        1992        1993        1994        1995
             ------      ------      ------      ------      ------

             $  6.8        8.0         8.6        8.9          9.4

Total Assets Graph

              1991        1992        1993        1994        1995
             ------      ------      ------      ------      ------

             $185.8      182.6       186.7      199.7        203.4


($ In thousands)

PERFORMANCE SUMMARY
     Bankshares' net income for 1995 was $3,256, an increase of $340 or 11.7% over 1994. This produced a return on average assets and average equity of 1.62% and 15.09%, respectively. This increase was primarily due to improvement in the net yield on interest-earning assets which was 5.39% in 1995 and 5.22% in 1994. Net interest income for 1995 was $9,375, an increase of $468 or 5.3% over 1994.
     Net income for 1994 was $2,916, an increase of $244 or 9.1% over 1993. The return on average assets and average equity for 1994 was 1.51% and 15.19%, respectively. The increase over 1993 resulted primarily from a decrease in the loan loss provision which declined $390 or 41.9% and net interest income which increased by $302 or 3.5% over 1993.

NET INTEREST INCOME
1995 vs. 1994
     Net interest income was $9,375 and $8,907 for 1995 and 1994, respectively. This increase was attributable in part to rising asset yields which increased to 8.94% in 1995 from 8.28% in 1994. This increase also resulted in part from an internal shift in funds from investments to higher yielding loans. At the same time the cost to fund interest-earning assets rose from 3.06% in 1994 to 3.55% in 1995. This increase was primarily due to general rate increases in the marketplace as overall deposit growth was nominal. The net yield on interest-earning assets which factors in both capital and demand deposits as a funding source was 5.39% in 1995 and 5.22% in 1994.
     In April 1994, Bankshares acquired the deposits of the Pembroke Office of First Union National Bank of Virginia which increased total deposits approximately $14,514. This addition produced excess liquidity which was initially absorbed by the investment portfolio. In 1995, NBB was able to shift a portion of these funds to the loan portfolio and in doing so increased the yield on interest-earning assets. These changes combined to produce an improvement in the net yield on interest-earning assets. Average interest-earning assets for 1995 were $188,772, an increase of $3,976 or 2.2% over 1994


due in part to the Pembroke deposits obtained in the second quarter of 1994, nominal deposit growth and internally generated capital. Average interest-bearing liabilities were $156,957 for 1995, an increase of $337 or .2% over 1994. Deposit growth in 1995 was a nominal .6% and was the result of Bankshares' excess liquidity position which allowed it to take a less aggressive stance in the procurement of external funds. The full absorption of excess liquidity created by the acquisition of the Pembroke Office deposits and nominal deposit growth is expected to continue.

1994 vs. 1993
     Net interest income for 1994 was $8,907, an increase of $302 or 3.5% over the previous year. The acquisition of deposits totaling $14,514 from First Union National Bank of Virginia significantly impacted Bankshares' net interest income for 1994. The influx of deposits from the deposit acquisition produced a positive volume related change in interest-earning assets; however, it created a negative rate change as these assets were invested in lower yielding investments because insufficient loan demand existed to absorb the funds. Asset yields were 8.28% in 1994 and 8.83% in 1993. Loan yields declined from 9.65% in 1993 to 9.22% in 1994 in part due to the increasing prime rate which caused a substantial decline in commercial loan volume. The decrease in commercial loan volume was offset in part by an increase in consumer loan volume caused by an aggressive pricing strategy primarily at the Pembroke Office formerly a branch of First Union National Bank of Virginia. The federal funds rate was up slightly in 1994 as it reacted to market changes more quickly than other interest-earning assets. Average interest-earning assets totaled $184,796 in 1994 compared to $171,150 in 1993.
     Interest expense was higher in 1994 due to the volume increase that resulted from the acquisition of the First Union deposits. However, these deposits were generally lower rate deposits than Bankshares' which lessened the impact on interest expense. Average rates paid on deposits was 3.61% in 1994 compared to 3.95% in 1993. With the additional liquidity, Bankshares was positioned to take a less aggressive position in obtaining external funds which offset to some extent the impact of the rising rate environment. Average interest-bearing liabilities totaled $156,620 in 1994 compared to $147,507 in 1993. The growth in interest-earning assets and in deposits was due principally to the acquisition of deposits from First Union National Bank of Virginia.

INTEREST RATE SENSITIVITY
     Bankshares has systems and procedures in place to monitor interest rate sensitivity and modifies its asset and liability management strategies in response to changing economic conditions. Bankshares is sensitive to rising interest rate changes as liabilities generally reprice or mature more quickly than interest-earning assets.
     Bankshares' future earnings may be adversely affected by a sharp upturn in interest rates as Bankshares is liability sensitive for a period extending beyond one year. In a falling rate environment earnings would benefit to some extent from this position as assets at higher rate levels would generally reprice downward at a slower rate than interest sensitive liabilities.
     Beyond one year, Bankshares' cumulative interest sensitive position reflects a slightly liability sensitive position indicating that the adverse effect of rising rates or benefit from falling rates would dissipate in the one to five year time period.
     The impact of rising rates is dependent, however, upon the magnitude, the length of the rising or falling rate trend and the period of time rates remain stable at a given level. Management typically adjusts its asset/liability strategies during times of rising and falling rates to minimize or maximize the impact of changing rate scenarios.




PROVISION AND ALLOWANCE FOR LOAN LOSSES
     The adequacy of the allowance for loan losses is based on management's judgement and analysis of current and historical loss experience, risk characteristics of the portfolio, concentrations of credit and asset quality, as well as other internal and external factors such as general economic conditions.
     An internal credit review department performs pre-credit reviews of large credits and on an ongoing basis, conducts analyses to systematically evaluate loan quality and provides management with an early warning of asset deterioration. Changing trends in the loan mix are also evaluated in determining the adequacy of the allowance.


                                 Loan Loss Data
                         ($ In thousands except for %)

                                                1995      1994     1993
                                               ------    ------   ------

     Provision for loan losses                $    275       540       930
     Net charge-offs to average net loans         .17%       .51       .63
     Allowance for loan losses to
      loans, net of unearned interest            1.66%      1.73      1.82
     Allowance for loan losses to
      nonperforming loans                      495.24%    309.09     82.79
     Allowance for loan losses to
      nonperforming assets                     179.47%    115.82     75.85
     Nonperforming assets to loans, net of
      unearned income, plus other real
      estate owned                                .92%      1.48      2.39
     Nonaccrual loans                         $    420       420     1,864
     Restructured loans                            ---       229       598
     Other real estate owned, net                  739     1,083       225
                                              --------   -------   -------
        Total nonperforming assets            $  1,159     1,732     2,687

     Accruing loans past due 90 days or more  $    210       219       326
                                              ========   =======   =======


     Nonperforming loans include nonaccrual and restructured loans. Nonperforming loans and nonperforming assets do not include accruing loans past due 90 days or more. Nonperforming assets totaled $1,159 at December 31, 1995, and represents a $573 or 33.1% decrease from December 31, 1994. In 1994, other real estate owned increased by $858 as nonaccrual real estate loans moved into foreclosure. Nonaccrual loans, which totaled $1,864 in 1993, declined to $420 in 1994. The ratios in the above table reflect an overall trend of improving asset quality that has allowed management to decrease the provision for loan losses and at the same time maintain an adequate loan loss allowance.
     While continual efforts are made to improve overall asset quality, management is unable to estimate when and under what exact terms problem assets will be resolved.
     Effective January 1, 1995, Bankshares adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 114, "Accounting by Creditors for Impairment of a Loan," as amended by SFAS No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures." At December 31, 1995, the recorded investment in loans which have been identified as impaired loans, in accordance with SFAS No. 114, totaled $539. Of this amount, $90 related to loans with no valuation allowance, and $449 related to loans with a


corresponding valuation allowance of $319. For the year ended December 31, 1995, the average recorded investment in the impaired loans was approximately $757, and the total interest income recognized on impaired loans was $47, of which $5 was recognized on a cash basis. The balance of impaired loans at January 1, 1995 totaled approximately $812. The initial adoption of SFAS No. 114 did not require an increase to Bankshares' allowance for loan losses. The impact of SFAS No. 114, as amended by SFAS No. 118, was immaterial to Bankshares' consolidated financial statements as of and for the year ended December 31, 1995.

NONINTEREST INCOME
1995 vs. 1994
     Noninterest income totaled $1,777 in 1995 and $1,607 in 1994 which represents an increase of $170 or 10.6%. Service charges on deposit accounts increased by $52 or 7.8% due to an increase in levels of demand deposits which on an average daily basis increased $2,063 or 10.2%. Trust income declined by $12 or 2.9%, while credit card fees increased by $95 or 26.8%. Other categories in the noninterest income area fluctuated slightly. The variances were attributable to general business conditions and business development efforts.

1994 vs. 1993
     Noninterest income for 1994 and 1993 was $1,607 and $1,541, respectively, which represents an increase of $66 or 4.3%. Service charges on deposits for 1994 were $667 and $594 in 1993, an increase of $73 or 12.3%. This increase was due in part to the revision of fee schedules in mid-1993 which were in effect for all of 1994 and a general increase in business levels. Trust income was $417 for 1994 and $373 for 1993, an increase of $44 or 11.8% and a result of an increase in trust assets which grew $7,049 or 14.5% from 1993 to 1994.
     Credit card fees showed a continuing trend of improvement increasing $38 or 12.0%. The remainder of the categories fluctuated due to general business conditions, with the exception of securities gains and losses, which show nominal amounts in both years.

NONINTEREST EXPENSE
1995 vs. 1994
     Noninterest expense for 1995 was $6,587, an increase of $429 or 7.0% over 1994. In 1995, salaries and employee benefits increased by $83 or 2.8% due to normal salary increases, staff additions and certain benefits linked with the increased profitability of NBB.
     The cost of Federal Deposit Insurance declined sharply by $181 or 46.8% from 1994. With the Bank Insurance Fund reaching mandated levels, banks in general became eligible for refunds on premiums previously paid and for reduced premiums in future periods. Bankshares received a refund in 1995 of approximately $110 and expects future premiums to be nominal in amount, based on information currently available.
     Net costs related to the liquidation and holding of other real estate owned rose $158 in 1995 and was the result of higher than normal levels of properties owned. Resolution of these problem assets continues to receive strong emphasis.
     The other operating expense category increased by $298 or 19.9% from 1994 and was due primarily to expenses associated with the proposed merger discussed below and a contribution to a community development corporation. A substantial portion of Bankshares' involvement in the community development corporation will be recovered through future tax deductions and tax credits over a ten year period. The remaining components of the increase in noninterest expense reflected higher costs associated with general business conditions.





1994 vs. 1993
     Noninterest expense was $6,158 in 1994 compared to $5,855 in 1993, resulting in an increase of 5.2% in 1994. In late 1993, the acquisition of NBB's credit card processor, Atlantic States Bankcard Association, by First Data Resources (FDR), necessitated a conversion to FDR's computer system. An increase in credit card expense of $69 in 1994 reflected FDR's higher fee structure. The 1994 noninterest expense figure also includes certain costs associated with NBB's purchase in April, 1994 of the Pembroke, Virginia office of First Union National Bank of Virginia. Deposit intangibles of $908 are being amortized over a ten-year period, and goodwill of $447 is being amortized on a straight-line basis over a fifteen-year period. Net costs of other real estate owned were $37 in 1994, compared to $287 in 1993, due to decreased losses and write-downs and lower maintenance and administrative carrying expenses on the properties. The timing of acquisition and liquidation of foreclosed assets, as well as the nature of the properties, affects the expenses incurred.

INCOME TAXES
     Higher taxable income in 1995 resulted in a $134 or 14.9% increase in federal income tax expense when compared to 1994. A comparison of 1994 to 1993 also reflects an increase of $183 or 25.5%. Tax exempt income continues to be the primary difference in the "expected" and effective federal income tax rate. Bankshares' effective tax rate for 1995, 1994 and 1993 was 24.1%, 23.6% and 21.3%, respectively.
     Bankshares has determined that a valuation allowance for the gross deferred tax assets is not necessary due to the fact that the realization of the entire gross deferred tax assets can be supported by the amount of taxes paid during the carryback period under current tax laws.

EFFECTS OF INFLATION
     Bankshares' consolidated income statements generally reflect the effects of inflation. Since interest rates, loan demand and deposit levels are related to inflation, the resulting changes are included in net income. The most significant item which does not reflect the effects of inflation is depreciation expense, because historical dollar values used to determine this expense do not reflect the effect of inflation on the market value of depreciable assets after their acquisition.

BALANCE SHEET
1995 vs. 1994
     Total assets at year-end 1995 totaled $203,389, an increase of 1.8% over 1994. Average assets for 1995 totaled $201,906 an increase of $4,725 or 2.4% over 1994. Loans, net of unearned income, outstanding at year-end 1995 were $125,053, an increase of 8.1% from the same point in time in 1994. This growth was funded by a shift from investments to loans, increased internally generated capital and a nominal growth in deposits.
     The use of excess internal liquidity to fund loan growth allowed Bankshares to place less emphasis on the procurement of external funds in the market place and avoid the associated cost of such activities.

1994 vs. 1993
     Total assets at year-end 1994 were $199,727 which represents an increase of $13,033 or 7.0% from 1993. Average assets were $197,181 in 1994 and $182,499 in 1993, an increase of $14,682 or 8.0%. The growth reflected above was principally due to the acquisition of the deposits of the Pembroke Office from First Union National Bank of Virginia. The influx of deposits created excess liquidity which was initially placed in the investment portfolio until the funds could be absorbed into the loan portfolio. Given the excess liquidity, Bankshares took a less aggressive stance in the procurement of external funds which reduced interest expense.


LOANS
1995 vs. 1994
     Loans, net of unearned income, at year-end 1995 and 1994 were $125,053 and $115,724, respectively, which represents an increase of $9,329 or 8.1%. Real estate construction loans increased by $464 or 8.4% while real estate mortgage loans increased by $1,586 or 5.2%. Commercial and industrial loans increased by $4,765 or 13.2% in 1995. Loans to individuals also reflected growth, increasing by $2,365 or 5.2%.
     Average total loans for 1995 were $118,760 and $111,708 for 1994. Management continues to place emphasis on loan growth as a means to absorb excess liquidity and improve profitability.

1994 vs. 1993
     Total loans, net of unearned income, at year-end 1994 were $115,724, an increase of $3,469 or 3.1%. During 1994 real estate construction loans increased by $1,597 or 40.4%.
     Real estate mortgage loans increased by $3,574 or 13.4% in 1994. Due to the rising rates experienced in 1994, commercial loans declined by $9,634 or 21.1%. At the same time consumer loans increased by $8,522 or 22.9%. This was due to an aggressive pricing strategy primarily focused at the newly acquired Pembroke Office, formerly a branch of First Union National Bank of Virginia. As previously discussed, this action had the effect of increasing volume, but reducing the overall yield on loans due to the lower rates on these extensions of credit.
     Average loans  for  1994 were  $111,708  and $107,583  in  1994 and  1993, respectively.

SECURITIES
1995 vs. 1994
     In late 1995, the Financial Accounting Standards Board granted financial institutions a one time opportunity to transfer securities from held to maturity to available for sale. Conditions of this transfer provided that institutions opting to make this shift could do so without bringing into question their ability and positive intent to hold to maturity their remaining held to maturity securities. Bankshares utilized this one time opportunity to shift approximately $8,199 in securities held to maturity to the available for sale category on December 1, 1995.
     The average balances for securities available for sale were $13,528 during 1995 and $14,967 in 1994. Year-end balances were $26,571 and $12,114 in 1995 and 1994, respectively.
     The average balances for securities held to maturity were $52,226 and $54,293 in 1995 and 1994, respectively. Year-end balances for 1995 and 1994 were $40,166 and $57,389.
     Year-end balances reflect more clearly the shift of investments associated with the one time transfer of $8,199 described above and the general decline in securities held to maturity due to calls and maturities.
     Bankshares' investment policy stresses safety with a program of purchasing high quality securities such as U.S. Treasury and U.S. Government agency issues, state, county, and municipal bonds, corporate bonds, mortgage-backed securities and other bank qualified investments. Bankshares has classified all of its investment securities as either held to maturity or available for sale, as Bankshares does not engage in trading activities. Investment strategies are adjusted in response to market conditions and available investment vehicles.
     At December 31, 1995, NBB had no investment concentrations in any single issues that (excluding U.S. Government) exceeded ten percent of capital.







1994 vs. 1993
     Effective January 1, 1994, Bankshares adopted the provisions of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Upon adoption of SFAS No. 115, certain investment securities totaling $17,451 were reclassified from securities held to maturity to securities available for sale. At December 31, 1994, there were $12,114 in securities available for sale and $57,389 in securities held to maturity.

DEPOSITS
1995 vs. 1994
     Average total deposits at December 31, 1995, totaled $179,141 compared to $176,413 in 1994, an increase of $2,728 or 1.5%. The low growth rate was in part due to Bankshares' excess liquidity position and its ability to meet the funding needs internally. The deposit mix shifted toward time deposits away from interest-bearing demand deposits and savings accounts due to the higher rates paid on time deposits.
     Average time deposits increased by $10,403, while average interest-bearing demand deposits and savings accounts declined by $6,149 and $3,589 in 1995 and 1994, respectively.

1994 vs. 1993
     Average total deposits for the year 1994 were $176,413, an increase of $12,011 or 7.3% from 1993. The principal source of the increase was the acquisition of the deposits of the Pembroke Office, formerly a branch of First Union National Bank of Virginia, which added approximately $14,514 to the deposit base.

LIQUIDITY
1995 vs. 1994
     Liquidity is the ability to provide sufficient cash flow to meet financial commitments and to fund additional loan demand or withdrawal of existing deposits. Sources of liquidity include deposits, loan principal and interest repayments, sales, calls and maturities of securities and short-term borrowings. NBB maintained an adequate liquidity level during 1995 and 1994. Management is not aware of any trends, commitments or events that will result in or that are reasonably likely to result in a material increase or decrease in liquidity other than the effects of the proposed merger discussed below.
     Net cash from operating activities of $3,964 in 1995 decreased $1,333 from 1994 and was primarily attributable to a change in the real estate loans held for sale category which fluctuates based upon loan demand and the timing of loan sales in the secondary market.
     Cash flows from investing activities continue to reflect the shifting of investments to the loan portfolio and securities held to maturity to available for sale. Net cash flows from securities, fed funds sold, and operating activities for 1995 of $3,065, $1,400 and $3,964, respectively, and cash on hand were used to fund the net increase in loans of $9,598.

1994 vs. 1993
     Net cash provided by operations, which consisted principally of net income, amounted to $5,297 and $4,078 in 1994 and 1993 respectively. Net cash flows from financing activities, which consists principally of net increases in deposits, amounted to $8,672 in 1994 and $1,215 in 1993. Cash flows from operations and financing activities were invested in loans and securities in 1994 and 1993.

CAPITAL RESOURCES
1995 vs. 1994
     Total stockholders' equity increased $2,417 from 1994 to 1995, with net income, less cash dividends on common stock of $1,080, accounting primarily for the increase. Net unrealized gains or losses on securities available for sale,


net of income taxes, were $115 at December 31, 1995 and ($126) at December 31, 1994. These unrealized net gains and losses are recorded as a separate component of stockholders' equity and will continue to be subject to change in future years due to fluctuations in fair values, sales, purchases, maturities and calls of securities classified as available for sale. There are no material commitments for capital expenditures as of December 31, 1995. In addition, there are no expected material changes in the mix or relative cost of capital resources other than the effects of the proposed merger discussed below.
     Bankshares has operated from a consistently strong capital position. The ratio of total stockholders' equity to total assets was 11.09% at year-end 1995 compared to 10.08% at year-end 1994. Banks are required to apply percentages to various assets, including off-balance sheet assets, to reflect their perceived risk. Regulatory defined capital is divided by risk-weighted assets in determining the bank's risk-based capital ratio. No regulatory authorities have advised Bankshares or The National Bank of Blacksburg (NBB) of any
specific leverage ratios applicable to them. Both Bankshares' and NBB's capital adequacy ratios exceed regulatory requirements and they provide added flexibility to take advantage of business opportunities as they arise.

                                Capital Analysis

     ($ In thousands)                                        1995
                                                            -------

     Capital Components                             Consolidated    NBB
     ------------------                             ------------   -----
        Tier 1 capital                               $ 20,637      20,550
        Risk-adjusted tier 2 capital                    1,723       1,722
                                                     --------     -------
          Total risk-adjusted capital                  22,360      22,272
                                                     ========     =======

     Asset Components                               Consolidated    NBB
     ----------------                               ------------   -----
        Adjusted risk-weighted assets                 137,462     137,391
        Year-to-date adjusted average assets          200,095     200,173

     Capital Ratios                       Required  Consolidated    NBB
     --------------                       --------  ------------   -----

        Common stockholders' equity                     11.09%      11.06%
        Regulatory capital                   6%         11.16%      11.14%
        Risk-weighted capital:
          Tier 1                             4%         15.01%      14.96%
          Tier 1 + Tier 2                    8%         16.27%      16.21%
        Leverage ratio                    3% - 5%       10.31%      10.27%

1994 vs. 1993
     Total stockholders' equity increased $1,883 from 1993 to 1994. Net income less cash dividends on common stock of $993 and the issuance of Bankshares' common stock to Bankshares' Employee Stock Ownership Plan for $86 account for this increase. The $126 decrease in stockholders' equity at December 31, 1994, represents the excess of amortized costs over the fair values of securities available for sale, net of income taxes, at year-end as prescribed by SFAS No.
115. Net unrealized gains or losses on securities available for sale, net of income taxes, which is recorded as a separate component of stockholders' equity, will continue to be subject to change in future years due to fluctuations in fair values, sales, purchases, maturities and calls of securities classified as available for sale.
     The ratio of total stockholders' equity to total assets was 10.08% at year-end 1994 compared to 9.78% at year-end 1993.


FUTURE ACCOUNTING CONSIDERATIONS
     In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of." SFAS No. 121 requires companies to review long-lived assets and certain identifiable intangibles to be held, used or disposed of for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Bankshares is required to adopt this statement in 1996, and believes the adoption of this statement will not have a significant effect on its consolidated financial statements.

PROPOSED MERGER
     In August of 1995, Bankshares and the Bank of Tazewell County (BTC) entered into an affiliation agreement whereby Bankshares and BTC would merge. Stockholders of Bankshares would receive an additional .11129 share of common stock for each of their shares, and stockholders of BTC would receive one share of Bankshares' common stock for each of their shares. The agreement is subject to approval of stockholders of BTC and regulatory authorities.
     The merger of Bankshares and BTC will have a combination of positive and negative effects on Bankshares' financial position, results of operations, liquidity and capital. While both entities have strong earnings, Bankshares' return on assets and equity can be expected to decline due to the lower ratios exhibited by BTC. BTC's lower ratios are due to its excess liquidity which is presently invested in the securities portfolio due to the lack of loan demand in BTC's trade area. It is expected that BTC's ratios could be enhanced over time by purchasing loans from NBB, as NBB's trade area is more developed and loan demand is higher. Both Bankshares and BTC have strong capital positions which have generally trended upward, the result of earnings growth coupled with a generally moderate dividend payout.
     The overall impact of the merger is expected to be positive with regard to liquidity and capital; however, excess liquidity will have to be absorbed into BTC's loan portfolio to increase net interest income. The minimal levels of noninterest income at BTC are also viewed as a potential opportunity for increased income in the future.
     At December 31, 1995, BTC had assets of approximately $178 million and net income of approximately $2.3 million. The affiliation is anticipated to be accounted for as a pooling-of-interests and to become effective in the second quarter of 1996.

COMMON STOCK INFORMATION AND DIVIDENDS
     National Bankshares, Inc.'s common stock is traded on a very limited basis in the over-the-counter market and is not listed on any exchange or quoted on NASDAQ. Local brokerage firms are familiar with and active in trading in the common stock of National Bankshares, Inc. As of December 31, 1995, there were 688 stockholders of Bankshares' common stock. The following is a summary of the market price per share and cash dividend per share of the common stock of National Bankshares, Inc. for 1995 and 1994. Prices do not necessarily reflect the prices which would have prevailed had there been an active trading market, nor do they reflect unreported trades, which may have been at lower or higher prices.

                           Common Stock Market Prices
                        --------------------------------
                                                              Dividend
                              1995             1994          Per Share
                         High     Low     High     Low     1995     1994
                        ------   -----   ------   -----    ----     ----

     First Quarter      $23.50   21.50    18.50   15.00      --      --
     Second Quarter      25.00   22.00    20.50   18.25     .30     .27
     Third Quarter       25.00   23.00    21.50   20.00      --      --
     Fourth Quarter      25.50   24.00    25.50   22.50     .33     .31

     Bankshares' primary source of funds for dividend payments is dividends from NBB. Under applicable federal laws, the Comptroller of the Currency restricts the total dividend payments of NBB as more fully disclosed in note 12 of the Notes to Consolidated Financial Statements.


                           Stockholders' Equity Graph
(Millions)

              1991        1992        1993        1994        1995
             ------      ------      ------      ------      ------

             $14.7        16.4        18.3        20.1        22.6


                                Book Value Graph
(Dollars)
              1991        1992        1993        1994        1995
             ------      ------      ------      ------      ------

             $ 8.67        9.61       10.68       11.75       13.16









































                    Statement of Management's Responsibility








     Management is responsible for the preparation, content and integrity of the consolidated financial statements, related notes and all other information included in this annual report. The financial data has been prepared in accordance with generally accepted accounting principles and, management believes, fairly and consistently presents Bankshares' financial position and results of operations.

     Bankshares  maintains  a  system   of  internal  controls  which  provides
reasonable assurances that assets are protected and that accounting records are reliable for the preparation of consolidated financial statements.

     The Audit Committee of the Board of Directors is comprised entirely of outside directors. Bankshares' internal auditors report to the committee. On a periodic basis, the committee meets with the internal auditors, independent auditors and management to discuss matters relating to the quality of internal control, financial reporting and audit scope. Both internal auditors and independent auditors have access to the audit committee, without management present if desired, to freely discuss their evaluation of Bankshares' system of internal controls and any other matters.





          JAMES G. RAKES                     JOAN C. NELSON
          President and                      Treasurer
          Chief Executive Officer


























                          Independent Auditors' Report





The Board of Directors and Stockholders
National Bankshares, Inc.:

     We have audited the accompanying consolidated balance sheets of National Bankshares, Inc. and subsidiary as of December 31, 1995 and 1994, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1995. These consolidated financial statements are the responsibility of Bankshares' management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of National Bankshares, Inc. and subsidiary as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995 in conformity with generally accepted accounting principles.

     As discussed in notes 1(D) and 5 to the consolidated financial statements, Bankshares adopted the provisions of Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan," as amended by Statement of Financial Accounting Standards No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures," as of January 1, 1995. As discussed in notes 1(C) and 3 to the consolidated financial statements, Bankshares adopted the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," as of January 1, 1994. As discussed in notes 1(J) and 9 to the consolidated financial statements, Bankshares adopted the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," as of January 1, 1993.


                                   KPMG PEAT MARWICK LLP

Roanoke, Virginia
February 16, 1996










                          Consolidated Balance Sheets



 $ In thousands, December 31, 1995 and 1994                   1995     1994
                                                            -------- --------
 Assets        Cash and due from banks (notes 2 and 17)    $  5,405     6,648
               Federal funds sold (note 17)                     ---     1,400
               Securities available for sale (notes 3 and
                17)                                          26,571    12,114
               Securities held to maturity (fair value
                $40,866 in 1995 and $55,816 in 1994)(notes
                3 and 17)                                    40,166    57,389
               Mortgage loans held for sale (notes 15, 16
                and 17)                                         880       392
               Loans (notes 4, 5, 16 and 17):
                Real estate construction loans                6,007     5,543
                Real estate mortgage loans                   31,798    30,212
                Commercial and industrial loans              40,749    35,984
                Loans to individuals                         48,132    45,767
                                                           --------   -------
                 Total loans                                126,686   117,506

                Less unearned income on loans                (1,633)   (1,782)
                                                           --------   -------
                 Loans, net of unearned income              125,053   115,724

                Less allowance for loan losses (note 5)      (2,080)   (2,006)
                                                           --------   -------
                 Loans, net                                 122,973   113,718
                                                           --------   -------
               Bank premises and equipment, net (note 6)      2,685     2,762
               Accrued interest receivable                    1,667     1,698
               Other real estate owned, net (note 5)            739     1,083
               Other assets (notes 9 and 18)                  2,303     2,523
                                                           --------   -------
                 Total assets                              $203,389   199,727
                                                           ========   =======

 Liabilities   Noninterest-bearing demand deposits           22,861    23,816
 and           Interest-bearing demand deposits              54,143    59,794
 Stockholders' Savings deposits                              15,153    19,257
 Equity        Time deposits (note 7)                        87,516    75,769
                                                           --------   -------
                 Total deposits (note 17)                   179,673   178,636
                                                           --------   -------
               Accrued interest payable                         258       225
               Other liabilities (note 8)                       904       729
                                                           --------   -------
                 Total liabilities                          180,835   179,590









               Stockholders' equity (notes 9, 11 and 12):
                Preferred stock of no par value.
                 Authorized 5,000,000 shares;
                 none issued and outstanding                    ---       ---
                Common stock of $2.50 par value.
                 Authorized 5,000,000 shares; issued
                 and outstanding 1,714,152 shares             4,285     4,285
                Surplus                                       1,187     1,187
                Undivided profits                            16,967    14,791
                Net unrealized gains (losses) on
                 securities available for sale                  115      (126)
                                                           --------   -------
                 Total stockholders' equity                  22,554    20,137

               Commitments and contingent liabilities
                (notes 8, 15 and 18)
                                                           --------   -------
                 Total liabilities and stockholders'
                  equity                                   $203,389   199,727
                                                           ========   =======






































               See accompanying notes to consolidated financial statements.


                       Consolidated Statements of Income




 $ In thousands, except per share data. Years ended
 December 31, 1995, 1994 and 1993                     1995     1994     1993
                                                    -------- -------- --------
 Interest    Interest and fees on loans             $11,831   10,207   10,265
 Income      Interest on federal funds sold             250      155      122
             Interest on securities - taxable         2,656    2,961    2,930
             Interest on securities - nontaxable      1,334    1,239    1,111
                                                    -------   ------   ------
              Total interest income                  16,071   14,562   14,428
                                                    -------   ------   ------
 Interest    Interest on time deposits of
 Expense      $100,000 or more (note 7)                 745      586      557
             Interest on other deposits               5,947    5,053    5,264
             Interest on federal funds purchased          4       16      ---
             Interest on long-term debt (note 10)       ---      ---        2
                                                    -------   ------   ------
              Total interest expense                  6,696    5,655    5,823
                                                    -------   ------   ------
              Net interest income                     9,375    8,907    8,605

             Provision for loan losses (note 5)         275      540      930
                                                    -------   ------   ------
              Net interest income after
               provision for loan losses              9,100    8,367    7,675
                                                    -------   ------   ------

 Noninterest Service charges on deposit accounts        719      667      594
 Income      Other service charges and fees             163      169      120
             Credit card fees                           450      355      317
             Trust income                               405      417      373
             Other income                                39       19      112
             Realized securities gains (losses),
              net (note 3)                                1      (20)      25
                                                    -------   ------   ------
              Total noninterest income                1,777    1,607    1,541
                                                    -------   ------   ------
 Noninterest Salaries and employee benefits
 Expense      (note 8)                                3,074    2,991    2,730
             Occupancy and furniture and fixtures       530      558      526
             Data processing and ATM                    349      331      331
             FDIC assessment                            206      387      369
             Credit card processing                     411      340      271
             Goodwill amortization (note 18)             30       20      ---
             Net costs of other real estate owned       195       37      287
             Other operating expense                  1,792    1,494    1,341
                                                    -------   ------   ------
              Total noninterest expense               6,587    6,158    5,855

             Income before income tax expense and
              cumulative effect of change in
              accounting principle                    4,290    3,816    3,361
             Income tax expense (note 9)              1,034      900      717
                                                    -------   ------   ------







             Income before cumulative effect of
              change in accounting principle          3,256    2,916    2,644
             Cumulative effect at January 1,
              1993 of change in accounting for
              income taxes (note 9)                     ---      ---       28
                                                    -------   ------   ------
              Net income                            $ 3,256    2,916    2,672
                                                    =======   ======   ======
             Per share amounts (note 11):
              Income before cumulative effect of
               change in accounting principle       $  1.90     1.70     1.54
             Cumulative effect at January 1,
              1993 of change in accounting for
               income taxes (note 9)                    ---      ---      .02
                                                    -------   ------   ------
              Net income per share                  $  1.90     1.70     1.56
                                                    =======   ======   ======








































             See accompanying notes to consolidated financial statements.




                        Consolidated Statements of Changes in Stockholders' Equity

                                                                               Net Unrealized
                                                                               Gains (Losses)
                                                                                on Securities
   $ In thousands, except per share data.           Common           Undivided  Available For
   Years ended December 31, 1995, 1994 and 1993      Stock   Surplus   Profits      Sale        Total
                                                    -------  ------- --------- --------------  -------
   Balances, December 31, 1992                      $4,260    1,064    11,051        ---        16,375
   Net income                                          ---      ---     2,672        ---         2,672
   Net proceeds from issuance of common stock
    (5,528 shares) (note 11)                            14       48       ---        ---            62
   Cash dividends ($.50 per share)                     ---      ---      (855)       ---          (855)
                                                    ------    -----    ------      -----        ------
   Balances, December 31, 1993                       4,274    1,112    12,868        ---        18,254

   Cumulative effect of change in accounting for
    securities available for sale at January 1,
    1994, net of income taxes of $141                  ---      ---       ---        273           273
   Net income                                          ---      ---     2,916        ---         2,916
   Net proceeds from issuance of common stock
    (4,480 shares) (note 11)                            11       75       ---        ---            86
   Cash dividends ($.58 per share)                     ---      ---      (993)       ---          (993)
   Change in net unrealized gains (losses) on
    securities available for sale, net of income
    tax benefit of $206                                ---      ---       ---       (399)         (399)
                                                    ------    -----    ------      -----        ------
   Balances, December 31, 1994                       4,285    1,187    14,791       (126)       20,137
   Net income                                          ---      ---     3,256        ---         3,256
   Cash dividends ($.63 per share)                     ---      ---    (1,080)       ---        (1,080)
   Change in net unrealized gains (losses) on
    securities available for sale, net of income
    taxes of $124                                      ---      ---       ---        241           241
                                                    ------    -----    ------      -----        ------
   Balances, December 31, 1995                      $4,285    1,187    16,967        115        22,554
                                                    ======    =====    ======      =====        ======






   See accompanying notes to consolidated financial statements.

                      Consolidated Statements of Cash Flows

 $ In thousands. Years ended December 31, 1995,         1995     1994     1993
  1994 and 1993                                        ------   ------   ------
 Cash Flows Net income                                $ 3,256    2,916    2,672
 from       Adjustments to reconcile net income to
 Operating   net cash provided by operating
 Activities  activities:
 (Note 14)   Provision for loan losses                    275      540      930
             Provision for deferred income taxes         (132)     (59)     (61)
             Depreciation of bank premises and
              equipment                                   361      400      370
             Amortization of intangibles                  145      123       44
             Amortization of premiums and accretion
              of discounts, net                            67      158      149
             Gains on bank premises and equipment
              disposals                                    (9)     ---       (1)
             Losses on calls of securities
              available for sale, net                       3       27      ---
             Gains on calls of securities held to
              maturity, net                                (4)      (7)     (25)
             Net (increase) decrease in mortgage
              loans held for sale                        (488)   1,360     (850)
             Losses and write-downs on other real
              estate owned                                168        8      233
             (Increase) decrease in:
              Accrued interest receivable                  31     (150)     225
              Other assets                                 83     (235)     180
             Increase in:
              Accrued interest payable                     33       34       46
              Other liabilities                           175      182      166
                                                      -------  -------  -------
              Net cash provided by operating
               activities                               3,964    5,297    4,078
                                                      -------  -------  -------
 Cash       Net decrease in federal funds sold          1,400    1,220    2,395
 Flows      Proceeds from sales of securities held
 from        to maturity                                  ---      ---      981
 Investing  Proceeds from calls and maturities of
 Activities  securities available for sale              6,528    8,804      ---
 (Notes 3   Proceeds from calls and maturities of
 and 14)     securities held to maturity               16,408    6,260   14,334
            Purchases of securities available for
             sale                                     (12,442)  (3,725)     ---
            Purchases of securities held to maturity   (7,429) (18,693) (17,515)
            Net increase in loans made to customers    (9,598)  (5,030)  (5,343)
            Proceeds from disposal of other real
             estate owned                                 176       91      555
            Recoveries on loans charged off                68       52       60
            Bank premises and equipment expenditures     (284)    (478)    (406)
            Proceeds from sale of bank premises and
             equipment                                      9        1        6
                                                      -------  -------  -------
              Net cash used in investing activities   (5,164)  (11,498)  (4,933)
                                                      -------  -------  -------







 Cash Flows Deposits assumed, net of premium paid         ---   13,159      ---
 from       Net increase in time deposits              11,747    3,871    1,968
 Financing  Net increase (decrease) in other deposits (10,710)  (7,451)     101
 Activities Net proceeds from issuance of common
 (Note 14)   stock                                        ---       86       62
            Principal payments on long-term debt          ---      ---      (61)
            Cash dividends paid                        (1,080)    (993)    (855)
                                                      -------  -------  -------
              Net cash provided by (used in)
               financing activities                       (43)   8,672    1,215
                                                      -------  -------  -------
            Net increase (decrease) in cash and due
             from banks                                (1,243)   2,471      360
            Cash and due from banks at beginning of
             year                                       6,648    4,177    3,817
                                                      -------  -------  -------
            Cash and due from banks at end of year    $ 5,405    6,648    4,177
                                                      =======  =======  =======








































            See accompanying notes to consolidated financial statements.



                   Notes to Consolidated Financial Statements

$ In thousands, except per share data.         December 31, 1995, 1994 and 1993

Note 1: Summary of Significant Accounting Policies
   The accounting and reporting policies of National Bankshares, Inc. (Bankshares) and its wholly-owned subsidiary, The National Bank of Blacksburg
(NBB), conform to generally accepted accounting principles and general practices within the banking industry. In preparing the consolidated financial statements, management is required to make certain estimates, assumptions and loan evaluations that affect its consolidated financial statements for the period. Actual results could vary significantly from those estimates.
   Changing economic conditions, adverse economic prospects for NBB's borrowers, as well as regulatory agency action as a result of an examination, could cause NBB to recognize additions to the allowance for loan losses and may also affect the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans.
   The following is a summary of the more significant accounting policies.

   (A)  Consolidation
        The consolidated financial  statements include the accounts of  National
   Bankshares,   Inc.  and   its  wholly-owned   subsidiary.   All  significant
   intercompany balances and transactions have been eliminated.

   (B)  Cash and Cash Equivalents
        For purposes of reporting cash flows, cash and cash equivalents include cash on hand and due from banks.

   (C)  Securities
        Effective  January  1,  1994,  Bankshares  adopted  the  provisions   of
   Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities," and accordingly, has recorded the effect of this adoption in the accompanying consolidated financial statements for the year ended December 31, 1994.
        Securities  available  for  sale  are  reported   at  fair  value,  with
   unrealized gains and  losses excluded from net  income and reported, net  of
   income taxes, in  a separate component of stockholders' equity.   Securities
   held to maturity are stated at cost, adjusted for amortization of premiums and accretion of discounts on a basis which approximates the level yield method. Bankshares does not engage in securities trading. Gains and losses on securities are accounted for on the completed transaction basis by the specific identification method.
        A decline in the fair value of any available for sale or held to maturity security below cost that is deemed other than temporary is charged to income resulting in the establishment of a new cost basis for the security.

   (D)  Loans
        Loans are stated at the amount of funds disbursed plus the applicable amount, if any, of unearned interest and other charges less payments received. Income on installment loans, including impaired installment loans that have not been placed in nonaccrual status, is recognized on methods which approximate the level yield method. Interest on all other loans, including impaired other loans that have not been placed in nonaccrual status, is accrued based on the balance outstanding times the applicable interest rate.
        Interest is recognized on the cash basis for all loans carried in nonaccrual status. Loans generally are placed in nonaccrual status when the collection of principal or interest is 90 days or more past due, unless the obligation is both well-secured and in the process of collection.


        Loan origination and commitment fees and certain direct costs are being deferred, and the net amount amortized as an adjustment to the related
   loan's yield.   These amounts are being amortized  over the contractual life of the related loans.
        Effective January 1, 1995, Bankshares adopted the provisions of SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," as amended by SFAS No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures." SFAS No. 114, as amended by SFAS No. 118, requires that impaired loans within the scope of the statements be presented in the financial statements at the present value of expected future cash flows or at the fair value of the loan's collateral if the loan is deemed
   "collateral dependent."   A valuation  allowance is required  to the  extent
   that the measure of the impaired loans is less than the recorded investment. SFAS No. 114 does not apply to large groups of small-balance homogeneous loans such as residential real estate mortgage, consumer installment, home equity and bank card loans, which are collectively evaluated for impairment. SFAS No. 118 allows a creditor to use existing methods for recognizing interest income on an impaired loan.
        Mortgage loans held for sale are carried at the lower of cost or fair value.

   (E)  Allowance for Loan Losses
        The allowance for loan losses is a valuation allowance consisting of the cumulative effect of the provision for loan losses, plus any amounts recovered on loans previously charged off, minus loans charged off. The provision for loan losses charged to expense is the amount necessary in management's judgement to maintain the allowance for loan losses at a level it believes adequate to absorb losses in the collection of its loans.

   (F)  Bank Premises and Equipment
        Bank premises and equipment are stated at cost, net of accumulated depreciation. Depreciation is charged to expense over the estimated useful
   lives of the  assets on the straight-line basis.   Depreciable lives include
   40 years for premises and 3-10 years for furniture and equipment. Costs of maintenance and repairs are charged to expense as incurred and improvements are capitalized.

   (G)  Other Real Estate Owned
        Other real estate, acquired through foreclosure or deed in lieu of foreclosure, is carried at the lower of the recorded investment or its fair
   value, less  estimated  costs to  sell (net  realizable  value).   When  the
   property is acquired, any excess of the loan balance over net realizable value is charged to the allowance for loan losses. Increases or decreases in the net realizable value of such properties are credited or charged to income by adjusting the valuation allowance for other real estate owned. Net costs of maintaining or operating foreclosed properties are expensed as incurred.

   (H)  Intangible Assets
        Included in other assets are deposit intangibles of $757 and $872 at December 31, 1995 and 1994, respectively, and goodwill of $397 and $427 at December 31, 1995 and 1994, respectively. Deposit intangibles are being amortized on a straight-line basis over either a seven-year or ten-year period and goodwill is being amortized on a straight-line basis over a fifteen-year period.







   (I)  Pension Plan
        NBB has  a defined benefit pension  plan which  covers substantially all
   full-time  officers and employees.   The benefits  are based  upon length of
   service and a percentage of the employee's compensation during the final years of employment. Pension costs are computed based upon the provisions of SFAS No. 87. NBB contributes to the pension plan amounts deductible for federal income tax purposes.

   (J)  Income Taxes
        Effective January 1, 1993, Bankshares adopted the provisions of SFAS No. 109, "Accounting for Income Taxes," and has reported the cumulative effect of that change in the method of accounting for income taxes in the 1993 consolidated statement of income. SFAS No. 109 requires the asset and
   liability  method  of  accounting  for income  taxes.    Under this  method,
   deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

   (K)  Trust Assets and Income
        Assets (other than cash deposits) held by the Trust Department in a fiduciary or agency capacity for customers are not included in the consolidated financial statements since such items are not assets of NBB. Trust income is recognized on the accrual basis.

   (L)  Net Income Per Share
        Net income per share is based upon the weighted average number of common shares outstanding (1,714,152 shares in 1995, 1,710,310 shares in 1994 and 1,707,764 shares in 1993).

   (M)  Off-Balance Sheet Financial Instruments
        In the ordinary course of business, NBB has entered into off-balance sheet financial instruments consisting of commitments to extend credit and standby letters of credit. Such financial instruments are recorded in the financial statements when they become payable.

   (N)  Fair Value of Financial Instruments
        The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value:

        (1)  Cash and Due from Banks
             The carrying amount is a reasonable estimate of fair value.

        (2)  Federal Funds Sold
             The carrying amount is a reasonable estimate of fair value.

        (3)  Securities
             The fair values of securities are determined by quoted market prices or dealer quotes. The fair value of certain state and municipal securities is not readily available through market sources other than dealer quotations, so fair value estimates are based on quoted market prices of similar instruments, adjusted for differences between the quoted instruments and the instruments being valued.



        (4)  Loans
             Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type such as mortgage loans held for sale, commercial, real estate - commercial, real estate - construction, real estate - mortgage, credit card and other consumer loans. Each loan category is further segmented into fixed and adjustable rate interest terms and by performing and nonperforming categories.
             The fair value of performing loans is calculated by discounting scheduled cash flows through the estimated maturity using estimated market discount rates that reflect the credit and interest rate risk inherent in the loan, as well as estimates for operating expenses and prepayments. The estimate of maturity is based on Bankshares' historical experience with repayments for each loan classification, modified, as required, by an estimate of the effect of current economic and lending conditions.
             Fair  value  for  significant  nonperforming  loans  is  based   on
        estimated cash flows which are discounted using a rate commensurate with the risk associated with the estimated cash flows. Assumptions regarding credit risk, cash flows and discount rates are judgmentally determined using available market information and specific borrower information.

        (5)  Deposits
             The fair value of demand and savings deposits is the amount payable on demand. The fair value of fixed maturity time deposits and certificates of deposit is estimated using the rates currently offered for deposits with similar remaining maturities.

        (6)  Commitments to Extend Credit and Standby Letters of Credit
             The only amounts recorded for commitments to extend credit, standby letters of credit and financial guarantees written are the deferred fees arising from these unrecognized financial instruments. These deferred fees are not deemed significant at December 31, 1995 and 1994, and as such, the related fair values have not been estimated.

   (O)  Reclassifications
        Certain reclassifications have been made to prior years' consolidated financial statements to place them on a basis comparable with the 1995 consolidated financial statements.

Note 2: Restrictions on Cash
   To comply with Federal Reserve regulations, NBB is required to maintain certain average reserve balances. The daily average reserve requirements were $1,667 and $1,567 for the weeks including December 31, 1995 and 1994, respectively.

Note 3: Securities
   As discussed in note 1(C), effective January 1, 1994, Bankshares adopted the provisions of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Upon adoption of SFAS No. 115, certain investment securities totaling $17,451 were reclassified from securities held to maturity to securities available for sale. The cumulative effect of this change in accounting at January 1, 1994, was to increase securities available for sale by $414, decrease the net deferred tax asset by $141 and increase stockholders' equity by $273.
   The amortized costs, gross unrealized gains, gross unrealized losses and fair values for securities available for sale by major security type as of December 31, 1995 and 1994 are as follows:



                                                  December 31, 1995

                                                   Gross     Gross
                                      Amortized Unrealized Unrealized   Fair
   ($ In thousands)                     Costs      Gains     Losses    Values
                                      --------- ---------- ----------  ------
   Available for sale:
    U.S. Treasury                     $  4,002        9        (14)     3,997
    U.S. Government agencies and
     corporations                       10,942      207         (4)    11,145
    States and political subdivisions    6,384        3        (47)     6,340
    Mortgage-backed securities             233        5        ---        238
    Other securities                     4,836       35        (20)     4,851
                                      --------    -----      -----     ------
      Total securities available
       for sale                       $ 26,397      259        (85)    26,571
                                      ========    =====      =====     ======


                                                  December 31, 1994

                                                   Gross     Gross
                                      Amortized Unrealized Unrealized   Fair
   ($ In thousands)                     Costs      Gains     Losses    Values
                                      --------- ---------- ----------  ------
   Available for sale:
    U.S. Treasury                     $  3,516        1        (61)     3,456
    U.S. Government agencies and
     corporations                        6,936        7        (68)     6,875
    Mortgage-backed securities             261      ---        (15)       246
    Other securities                     1,592      ---        (55)     1,537
                                      --------    -----      -----     ------

      Total securities available
       for sale                       $ 12,305        8       (199)    12,114
                                      ========    =====      =====     ======


   The amortized costs and fair values of single maturity securities available for sale at December 31, 1995, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Mortgage-backed securities included in these totals are allocated based upon estimated cash flows at December 31, 1995.

                                                December 31, 1995

                                                Amortized     Fair
   ($ In thousands)                               Costs      Values
                                                ---------    ------
   Due in one year or less                       $ 8,025      8,041
   Due after one year through five years           6,597      6,658
   Due after five years through ten years          7,457      7,580
   Due after ten years                             4,188      4,162
   No maturity                                       130        130
                                                 -------     ------

                                                 $26,397     26,571
                                                 =======     ======


   The amortized costs, gross unrealized gains, gross unrealized losses and fair values for securities held to maturity by major security type as of December 31, 1995 and 1994 are as follows:


                                                  December 31, 1995

                                                   Gross     Gross
                                      Amortized Unrealized Unrealized    Fair
   ($ In thousands)                     Costs      Gains     Losses     Values
                                      --------- ---------- ----------   ------
   Held to maturity:
    U.S. Treasury                      $ 2,755         49        (3)     2,801
    U.S. Government agencies and
     corporations                        4,682        149       ---      4,831
    States and political subdivisions   26,660        481       (82)    27,059
    Mortgage-backed securities             961         31       ---        992
    Other securities                     5,108         81        (6)     5,183
                                       -------      -----     -----     ------
      Total securities held to
       maturity                        $40,166        791       (91)    40,866
                                       =======      =====     =====     ======


                                                  December 31, 1994

                                                   Gross     Gross
                                      Amortized Unrealized Unrealized    Fair
   ($ In thousands)                     Costs      Gains     Losses     Values
                                      --------- ---------- ----------   ------

   Held to maturity:
    U.S. Treasury                      $ 9,722         44      (219)     9,547
    U.S. Government agencies and
     corporations                       14,073         20      (296)    13,797
    States and political subdivisions   26,073        212    (1,091)    25,194
    Mortgage-backed securities           1,147          8       (17)     1,138
    Other securities                     6,374         14      (248)     6,140
                                       -------      -----    ------     ------
      Total securities held to
       maturity                        $57,389        298    (1,871)    55,816
                                       =======      =====    ======     ======

   The amortized costs and fair values of single maturity securities held to maturity at December 31, 1995, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Mortgage-backed securities included in these totals are allocated based upon estimated cash flows at December 31, 1995.

                                               December 31, 1995

                                                Amortized     Fair
   ($ In thousands)                               Costs      Values
                                                ---------    ------
   Due in one year or less                       $  5,877     5,926
   Due after one year through five years           17,881    18,242
   Due after five years through ten years          14,012    14,264
   Due after ten years                              2,396     2,434
                                                 --------    ------

                                                 $ 40,166    40,866
                                                 ========    ======

   There were no sales of securities held to maturity during 1995 or 1994. Proceeds from the sale of securities held to maturity during 1993 were $981. Gross gains of $67 and gross losses of $42 were realized on these sales in 1993.
   The carrying value of securities pledged to secure public and trust deposits, and for other purposes as required or permitted by law, was $5,661 at December 31, 1995 and $5,403 at December 31, 1994.
   On November 15, 1995, the Financial Accounting Standards Board issued a Special Report, "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities." This Special Report contained a unique provision that allowed entities to, concurrent with the initial adoption of the implementation guidance but no later than December 31, 1995, reassess the appropriateness of the classifications of all securities held at the time. In connection with this one-time reassessment, Bankshares transferred securities classified as held to maturity with amortized costs of approximately $8,199 to available for sale securities, increased by the related unrealized gain in the amount of approximately $11 on December 1, 1995. Entities opting to make such a transfer could do so without bringing into question their ability and positive intent to hold the remaining held to maturity portfolio until maturity.

Note 4: Loans to Officers and Directors
   In  the normal  course  of business,  NBB  has  made loans  to  officers and directors. As of December 31, 1995 and 1994, there were direct loans to officers and directors of $1,718 and $1,750, respectively. In addition, there were loans of $1,881 and $1,798 at December 31, 1995 and 1994, respectively, which were endorsed by directors and/or officers or had been made to companies in which directors and/or officers had an equity interest.
   The following schedule summarizes amounts receivable from executive officers and directors of Bankshares, and their immediate families or associates:

                                                    Year ended
                                                   December 31,
   ($ In thousands)                                    1995
                                                   ------------
   Aggregate balance, beginning of year             $  3,548
   Additions                                           4,869
   Collections                                        (4,818)
                                                    --------
   Aggregate balance, end of year                   $  3,599
                                                    ========


Note 5: Nonperforming Assets, Past Due Loans, Impaired Loans and Allowance for Loan Losses
   Nonperforming assets consist of the following:

                                                          December 31,

   ($ In thousands)                                   1995            1994
                                                     ------          ------
   Nonaccrual loans                                  $  420            420
   Restructured loans                                   ---            229
                                                     ------          -----
      Total nonperforming loans                         420            649
   Other real estate owned, net                         739          1,083
                                                     ------          -----
      Total nonperforming assets                      1,159          1,732
                                                     ------          -----
   Accruing loans past due 90 days or more              210            219
                                                     ======          =====

   There were no material commitments to lend additional funds to customers whose loans were classified as nonperforming at December 31, 1995.
   The following table shows the interest that would have been earned on nonaccrual and restructured loans if they had been current in accordance with their original terms and the recorded interest that was earned and included in income on these loans:


                                                Years ended December 31,

   ($ In thousands)                         1995         1994         1993
                                           ------       ------       ------
   Scheduled interest:
    Nonaccrual loans                       $   42           38          194
    Restructured loans                        ---           19           69
                                           ------         ----         ----
      Total scheduled interest             $   42           57          263
                                           ======         ====         ====
   Recorded interest:
    Nonaccrual loans                       $    5            1           25
    Restructured loans                        ---            9           51
                                           ------         ----         ----
      Total recorded interest              $    5           10           76
                                           ======         ====         ====


   Changes in the valuation allowance for other real estate owned are as follows:

                                                Years ended December 31,

   ($ In thousands)                         1995         1994         1993
                                           ------       ------       ------
   Balances, beginning of year             $   49          409          220
   Provision for other real estate
    owned                                     124          ---          200
   Write-offs                                 (82)        (360)         (11)
                                           ------        -----        -----
      Balances, end of year                $   91           49          409
                                           ======        =====        =====

   As discussed in note 1(D), effective January 1, 1995, Bankshares adopted the provisions of SFAS No. 114, as amended by SFAS No. 118. At December 31, 1995, the recorded investment in loans which have been identified as impaired loans, in accordance with SFAS No. 114, totaled $539. Of this amount, $90 were related to loans with no valuation allowance and $449 related to loans with a corresponding valuation allowance of $319.
   For the year ended December 31, 1995, the average recorded investment in impaired loans was approximately $757, and the total interest income recognized on impaired loans was $47 of which $5 was recognized on a cash basis. The balance of impaired loans at January 1, 1995 totaled approximately $812. The initial adoption of SFAS No. 114 did not require an increase to Bankshares' allowance for loan losses. The impact of SFAS No. 114, as amended by SFAS No. 118, was immaterial to Bankshares' consolidated financial statements as of and for the year ended December 31, 1995.




   Changes in the allowance for loan losses are as follows:

                                                Years ended December 31,

   ($ In thousands)                         1995         1994         1993
                                           ------       ------       ------

   Balances, beginning of year             $2,006        2,038        1,782
   Provision for loan losses                  275          540          930
   Recoveries                                  68           52           60
   Loans charged off                         (269)        (624)        (734)
                                           ------       ------       ------
   Balances, end of year                   $2,080        2,006        2,038
                                           ======       ======       ======


Note 6: Bank Premises and Equipment
   Bank premises and equipment stated at cost, less accumulated depreciation, are as follows:

                                                           December 31,

   ($ In thousands)                                    1995           1994
                                                      ------         ------
   Premises                                           $ 3,331         3,171
   Furniture and equipment                              2,382         2,310
   Construction-in-progress                                30            34
                                                      -------        ------
                                                        5,743         5,515
   Less accumulated depreciation                       (3,058)       (2,753)
                                                      -------        ------
      Total bank premises and equipment               $ 2,685         2,762
                                                      =======        ------

Note 7: Time Deposits
   Included in time deposits are certificates of deposit and other time deposits of $100 or more in the aggregate amounts of $13,358 at December 31, 1995 and $10,726 at December 31, 1994.

Note 8: Employee Benefit Plans
   NBB has a Retirement Accumulation Plan qualifying under IRS Code Section 401(k). Eligible participants in the plan can contribute up to 10% of their total annual compensation to the plan. Employee contributions are matched by NBB based on a percentage of an employee's total annual compensation contributed to the plan. For the years ended December 31, 1995, 1994 and 1993, NBB contributed $78, $76 and $69, respectively, to the plan.
   National Bankshares,  Inc. has a nonleveraged  Employee Stock Ownership Plan
(ESOP) which enables employees with one year of service who have attained the age of 21 prior to the plan's January 1 and July 1 enrollment dates to own common stock in Bankshares. Contributions to the ESOP are determined annually by the Board of Directors. Contribution expense amounted to $163, $145 and $134 for the years ended December 31, 1995, 1994 and 1993, respectively. Dividends on ESOP shares are charged to undivided profits. As of December 31, 1995, the number of allocated shares held by the ESOP was 43,840 and the number of unallocated shares was 7,266. All shares held by the ESOP are treated as outstanding in computing Bankshares' net income per share. The ESOP has the right of first refusal for any shares distributed to a participant in the event the participant elects to sell the shares. Upon reaching age 55 with ten years of plan participation, a vested participant has the right to diversify 50% of his or her allocated ESOP shares and the ESOP would be obligated to purchase those shares.

   NBB also has a noncontributory defined benefit pension plan which covers all full-time officers and employees with one year of service who have attained the age of 21 prior to the plan's January 1 and July 1 enrollment dates. The pension plan's benefit formulas generally base payments to retired employees upon their length of service and a percentage of qualifying compensation during their final years of employment. The pension plan's assets are invested principally in U.S. Government agency obligations and mutual funds.
   The plan's funded status at December 31, 1995 and 1994 is as follows:


                                                               December 31,

   ($ In thousands)                                           1995      1994
                                                             ------    ------
   Actuarial present value of benefit obligations:
    Accumulated benefit obligation, including vested
     benefits of $881 in 1995 and $546 in 1994               $   970      601
                                                             =======   ======

   Projected benefit obligation for service rendered to
    date                                                      (1,745)  (1,068)
   Plan assets at fair value                                     992      924
                                                             -------   ------
      Projected benefit obligation in excess of plan
       assets                                                   (753)    (144)

   Unrecognized net asset at January 1, 1987 being
    amortized over 15 years                                      (61)     (72)
   Unrecognized net loss from past experience
    different from that assumed                                  559      101
   Prior service cost not yet recognized in net
    pension cost                                                 (21)     (53)
                                                             -------   ------
      Accrued pension cost included in other liabilities     $  (276)    (168)
                                                             =======   ======

   Net pension cost includes the following (income) expense components:


                                                       Years ended December 31,

   ($ In thousands)                                      1995    1994    1993
                                                        ------  ------  ------

   Service cost-benefits earned during the year         $  111    147     104
   Interest cost on projected benefit obligation            92     89      68
   Actual return on plan assets                           (124)     8     (35)
   Net amortization and deferral                            29    (90)    (59)
                                                        ------   ----   -----

      Net pension cost                                  $  108    154      78
                                                        ======   ====   =====

   The weighted average discount rate was 7% in 1995, 8.5% in 1994 and 7% in 1993. The rate of increase in future compensation levels was 5% in 1995, 1994 and 1993. These rates were used in determining the actuarial present value of the projected benefit obligation. The expected long-term rate of return on assets was 9% in 1995, 1994 and 1993.




Note 9: Income Taxes
   As discussed in note 1(J), Bankshares adopted SFAS No. 109 as of January 1, 1993. The cumulative effect of this change in accounting for income taxes of $28 is reported separately in the 1993 consolidated statement of income.
   Total income taxes were allocated as follows:


                                                       Years ended December 31,

   ($ In thousands)                                      1995    1994    1993
                                                        ------  ------  ------
   Income                                               $1,034     900     717
   Stockholders' equity, for net unrealized gains
    (losses) on securities available for sale
    recognized for financial reporting purposes            124     (65)    ---
                                                        ------    ----   -----
      Total income taxes                                $1,158     835     717
                                                        ======    ====   =====

      The components of federal income tax expense attributable to income before income tax expense and cumulative effect of change in accounting principle are as follows:


                                                       Years ended December 31,

   ($ In thousands)                                      1995    1994    1993
                                                        ------  ------  ------

   Current                                              $1,166     959     750
   Deferred                                               (132)    (59)    (33)
                                                        ------            ----
      Total income tax expense                          $1,034     900     717
                                                        ======    ====    ====

   Taxes resulting from securities transactions amounted to a tax benefit of $7 for the year ended December 31, 1994 and an income tax expense of $9 for the year ended December 31, 1993.
   The following is a reconciliation of the "expected" federal income tax expense on income before income tax expense and cumulative effect of change in accounting principle with the reported income tax expense:

                                                       Years ended December 31,

   ($ In thousands)                                      1995    1994    1993
                                                        ------  ------  ------

   Expected income tax expense (34%)                   $ 1,459   1,297   1,143
   Tax-exempt interest income                             (551)   (521)   (490)
   Nondeductible interest expense                           67      55      47
   Other, net                                               59      69      17
                                                       -------   -----   -----
      Reported income tax expense                      $ 1,034     900     717
                                                       =======   =====   =====

   The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1995 and 1994 are presented below:



                                                                 December 31,

   ($ In thousands)                                              1995    1994
                                                                ------  ------

   Deferred tax assets:
     Loans, principally due to allowance for loan losses and
      unearned fee income                                        $ 534     504
     Other real estate owned, principally due to valuation
      allowance                                                     33       1
     Deferred compensation and other liabilities, due to
      accrual for financial reporting purpose                      158     143
     Net unrealized losses on securities available for sale        ---      65
     Deposit intangibles and goodwill                               28      13
     Nonaccrual interest on loans                                   19      30
     Community development corporation related tax credit           34     ---
                                                                 -----   -----
       Total gross deferred tax assets                             806     756
       Less valuation allowance                                    ---     ---
                                                                 -----   -----

       Net deferred tax assets                                     806     756
                                                                 -----   -----
   Deferred tax liabilities:
     Bank premises and equipment, principally due to
      differences in depreciation                                  (20)    (39)
     Securities, due to differences in discount accretion          (30)    (26)
     Other assets                                                  (49)    (51)
     Net unrealized gains on securities available for sale         (59)    ---
                                                                 -----   -----

       Total gross deferred liabilities                           (158)   (116)
                                                                 -----   -----
       Net deferred tax asset included in other assets           $ 648     640
                                                                 =====   =====

   Bankshares has determined that a valuation allowance for the gross deferred tax assets is not necessary at December 31, 1995 and 1994 due to the fact that the realization of the entire gross deferred tax assets can be supported by the amount of taxes paid during the carryback period available under current tax laws.

Note 10: Long-Term Debt
   Long-term debt consisted of an unsecured equity commitment note maturing January 12, 1995 with interest at the U.S. Prime Rate plus .5%. During 1993, this indebtedness was paid in full.

Note 11: Common Stock Transactions
   During 1994 and 1993, the ESOP purchased 4,480 and 5,528 shares of the common stock of National Bankshares, Inc. at a price of $19.35 and $11.00 per share, respectively. There was no stock purchased in 1995 for the ESOP. The net proceeds from these stock issuances have been credited to common stock and surplus in the respective years.

Note 12: Restrictions on Payments of Dividends and Capital Requirements National Bankshares, Inc.'s principal source of funds for dividend payments is dividends received from its subsidiary. For the years ended December 31, 1995, 1994 and 1993, dividends received from NBB were $1,055, $1,133 and $993, respectively.



   Under applicable federal laws, the Comptroller of the Currency restricts the total dividend payments of NBB in any calendar year to the net profits of that year as defined, combined with retained net profits for the preceding two years. At December 31, 1995, retained net profits which were free of such restrictions amounted to approximately $4,256.
   NBB is required to maintain minimum amounts of capital to total risk-weighted assets, as defined by the banking regulators. At December 31, 1995, NBB is required to have minimum Tier 1 and total capital ratios of 4% and 8%, respectively. NBB's actual ratios at that date were 15.01% and 16.27%, respectively. NBB's leverage ratio at December 31, 1995 was 10.31%.

Note 13: Parent Company Financial Information
   Condensed financial information of National Bankshares, Inc. (Parent) is presented below:

                           Condensed Balance Sheets


                                                                December 31,

   ($ In thousands)                                           1995      1994
                                                              ------   ------
   Assets:
      Cash due from subsidiary                               $    14       71
      Investment in subsidiary, at equity                     22,467   19,837
      Other assets                                               ---        3
      Refundable income taxes due from subsidiary                113      275
                                                             -------   ------

         Total assets                                        $22,594   20,186
                                                             =======   ======

   Liabilities and stockholders' equity:
      Other liabilities                                           40       49
      Stockholders' equity (notes 9, 11 and 12):
      Preferred stock of no par value.
       Authorized 5,000,000 shares;
       none issued and outstanding                               ---      ---
      Common stock of $2.50 par value.
       Authorized 5,000,000 shares; issued
       and outstanding 1,714,152 shares                        4,285    4,285
      Surplus                                                  1,187    1,187
      Undivided profits                                       16,967   14,791
      Net unrealized gains (losses) on securities available
       for sale                                                  115    (126)
                                                             -------   ------
         Total stockholders' equity                           22,554   20,137

      Commitments and contingent liabilities (notes 8, 15
       and 18)
                                                             -------   ------
         Total liabilities and stockholders' equity          $22,594   20,186
                                                             =======   ======







                         Condensed Statements of Income



                                                     Years ended December 31,

   ($ In thousands)                                  1995      1994     1993
                                                    ------    ------   ------
   Income:
      Dividends from subsidiary (note 12)          $ 1,055     1,133      993
                                                   -------    ------   ------
   Expenses:
      Interest on long-term debt                       ---       ---        2
      Other expenses                                   285       127      109
                                                   -------    ------   ------
         Total expenses                                285       127      111
                                                   -------    ------   ------
      Income before income tax benefit,
       cumulative effect of change in accounting
       principle and equity in undistributed net
       income of subsidiary                            770     1,006      882
      Applicable income tax benefit                     97        43       37
                                                   -------    ------   ------
      Income before cumulative effect of change
       in accounting principle and equity in
       undistributed net income of subsidiary          867     1,049      919
      Cumulative effect at January 1, 1993 of
       change in accounting for income taxes
       (note 9)                                        ---       ---       19
                                                   -------    ------   ------
      Income before equity in undistributed
       net income of subsidiary                        867     1,049      938

      Equity in undistributed net income of
       subsidiary                                    2,389     1,867    1,734
                                                   -------    ------   ------
         Net income                                $ 3,256     2,916    2,672
                                                   =======    ======   ======




















                       Condensed Statements of Cash Flows

                                                     Years ended December 31,

   ($ In thousands)                                  1995      1994     1993
                                                    ------    ------   ------
   Cash flows from operating activities:
      Net income                                   $ 3,256     2,916    2,672
      Adjustments to reconcile net income to net
       cash provided by operating activities:
         Equity in undistributed net income of
          subsidiary                                (2,389)   (1,867)  (1,734)
         Provision for deferred income taxes           ---       ---      (19)
         (Increase) decrease in other assets             3        (2)      (1)
         (Increase) decrease in refundable
          income taxes due from subsidiary             162       (43)     (37)
         Increase (decrease) in other liabilities       (9)       20       (3)
                                                   -------    ------   ------
         Net cash provided by operating
          activities                                 1,023     1,024      878
                                                   -------    ------   ------
   Cash flows from financing activities:
      Purchase of common stock of subsidiary           ---       (86)     ---
      Principal payments on long-term debt             ---       ---      (61)
      Net proceeds from issuance of common stock       ---        86       62
      Dividends paid                                (1,080)     (993)    (855)
                                                   -------    ------   ------

         Net cash used in financing activities      (1,080)     (993)    (854)
                                                   -------    ------   ------
   Net increase (decrease) in cash                     (57)       31       24

   Cash due from subsidiary at beginning of year        71        40       16
                                                   -------    ------   ------
   Cash due from subsidiary at end of year         $    14        71       40
                                                   =======    ======   ======

Note 14: Supplemental Cash Flow Information
   Bankshares paid  $6,663, $5,621 and $5,775  for interest and  $1,086, $1,159 and $706 for income taxes, net of refunds, in 1995, 1994 and 1993, respectively. Noncash investing activities consisted of $269, $624 and $734 of loans charged against the allowance for loan losses in 1995, 1994 and 1993, respectively. In addition, for the years ended December 31, 1995 and 1994, noncash investing activities included changes in net unrealized gains (losses) on securities available for sale of $365 and ($191), respectively, changes in deferred tax assets included in other assets of ($124) and $65, respectively, and changes in net unrealized gains (losses) on securities available for sale included in stockholders' equity of $241 and ($126), respectively. See Note 3 for noncash transfers of securities.

Note 15: Financial Instruments with Off-Balance Sheet Risk
   NBB is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated balance sheets. The contract amounts of those instruments reflect the extent of involvement NBB has in particular classes of financial instruments.


   NBB's exposure to credit loss, in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit, is represented by the contractual amount of those instruments. NBB uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.
   NBB may require collateral or other security to support the following financial instruments with credit risk:


                                                               December 31,
   ($ In thousands)                                          1995       1994
                                                            ------     ------
   Financial instruments whose contract amounts represent
    credit risk:
           Commitments to extend credit                     $28,284    30,244
           Standby letters of credit                          1,934     3,117

   Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. NBB evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if required by NBB upon extension of credit, is based on management's credit evaluation of the customer. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment and income-producing commercial properties. Extensions of credit arising from these commitments are predominantly variable rate in nature; the principal exception being construction loans which are at fixed rates, but have terms generally less than one year.
   Standby letters of credit are conditional commitments issued by NBB to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment and income-producing commercial properties.
   NBB originates mortgage loans for sale to secondary market investors subject to contractually specified and limited recourse provisions. In 1995, NBB originated $15,515 and sold $15,027 to investors, compared to $15,084 originated and $16,444 sold in 1994. Every contract with each investor contains certain recourse language. In general, NBB may be required to repurchase a previously sold mortgage loan if there is major noncompliance with defined loan origination or documentation standards, including fraud, negligence or material misstatement in the loan documents. Repurchase may also be required if necessary governmental loan guarantees are canceled or never issued, or if an investor is forced to buy back a loan after it has been resold as a part of a loan pool. In addition, NBB may have an obligation to repurchase a loan if the mortgagor has defaulted early in the loan term. This potential default period is approximately twelve months after sale of a loan to the investor. Sold loans with potential recourse totaled approximately $15,027 at December 31, 1995.

Note 16: Concentrations of Credit Risk
   NBB does a general banking business, serving the commercial, agricultural and personal banking needs of its customers in its trade territory, commonly referred to as the New River Valley, which consists of Montgomery and Giles Counties, Virginia and portions of adjacent counties. Operating results are closely correlated with the economic trends within this area which are, in turn, influenced by the area's three largest employers, Virginia Polytechnic

Institute and State University, the Radford Army Ammunition Plant and Hoechst-Celanese. Other industries include a wide variety of manufacturing and retail and service concerns. The ultimate collectibility of the loan portfolios and the recovery of the carrying amounts of repossessed property are susceptible to changes in the market conditions of this area. Real estate construction loans are concentrated within NBB's trade territory. The commercial portfolio is diversified with no significant concentrations of credit within a single industry. As of December 31, 1995 and 1994, approximately $31 million and $24 million, respectively, of the commercial loan portfolio consisted of loans secured by commercial real estate. Loans to individuals included approximately $22 million and $18 million, respectively, of loans secured by vehicles. As of December 31, 1995 and 1994, the real estate mortgage portfolio included approximately $21 million of residential mortgage loans secured by 1-4 family properties.
   NBB has established operating policies relating to the credit process and collateral in loan originations. Loans to purchase real and personal property are generally collateralized by the related property and with loan amounts established based on certain percentage limitations of the property's total stated or appraised value. Credit approval is primarily a function of collateral and the evaluation of the creditworthiness of the individual borrower or project based on available financial information.

Note 17: Fair Value of Financial Instruments
   The estimated fair values of Bankshares' financial instruments at December 31, 1995 and 1994 are as follows:

                                                     December 31,
                                               1995                1994

                                                 Estimated           Estimated
   ($ In thousands)                    Carrying    Fair     Carrying    Fair
                                        Amount     Value     Amount    Value
                                       --------  ---------  -------- ---------
   Financial assets:
      Cash and due from banks          $  5,405     5,405     6,648     6,648
      Federal funds sold                    ---       ---     1,400     1,400
      Securities                         66,737    67,437    69,503    67,930
      Mortgage loans held for sale          880       880       392       392
      Loans, net                        122,973   123,447   113,718   113,019
                                       --------   -------   -------   -------
      Total financial assets            195,995   197,169   191,661   189,389
                                       ========   =======   =======   =======

   Financial liabilities:
      Deposits                          179,673   182,905   178,636   176,376
                                       --------   -------   -------   -------
      Total financial liabilities       179,673   182,905   178,636   176,376
                                       ========   =======   =======   =======

   Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time Bankshares' entire holdings of a particular financial instrument. Because no market exists for a significant portion of Bankshares' financial instruments, fair value estimates are based on judgements regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and therefore cannot be determined with precision. Changes in assumptions could significantly affect these estimates.


   Fair value estimates are based on existing on-and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets that are not considered financial assets include deferred tax assets and bank premises and equipment. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

Note 18: Pending Affiliation and Purchase Transaction
   In August 1995, Bankshares and the Bank of Tazewell County (BTC) entered into an affiliation agreement, whereby Bankshares and BTC would merge. Stockholders of Bankshares would receive an additional .11129 share of common stock for each of their shares and stockholders of BTC would receive one share of Bankshares common stock for each of their shares. The agreement is subject to approval of stockholders of BTC and regulatory authorities. At December 31, 1995, BTC had assets of approximately $178 million and net income of approximately $2.3 million for the year ended December 31, 1995. The affiliation is anticipated to be accounted for as a pooling-of-interests and to become effective in the second quarter of 1996.
   On November 23, 1993, NBB entered into an agreement to purchase the deposits and certain fixed assets of the Pembroke Office of First Union National Bank of Virginia. Settlement of this purchase agreement occurred on April 16, 1994, with the assumption of $14,514 in total deposits and $33 in accrued interest payable. In conjunction with this purchase, deposit intangibles of $908 are being amortized on a straight-line basis over a ten-year period and goodwill of $447 is being amortized on a straight-line basis over a fifteen-year period.

Note 19: Future Accounting Considerations
   In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of." SFAS No. 121 requires companies to review long-lived assets and certain identifiable intangibles to be held, used or disposed of, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Bankshares is required to adopt this statement in 1996. Bankshares believes the adoption of this statement will not have a significant effect on its consolidated financial statements.
























                     Comparative Statements of Trust Assets
                                  (Unaudited)






                                    Market value, $ In thousands, December 31,

                                                   1995      1994       1993
                                                  ------    ------     ------
   Noninterest-bearing deposits - own bank       $    54       590        32
   Interest-bearing deposits - own bank              248       540       445
   Interest-bearing deposits - other banks         1,793     1,965       440
   U.S. Government and agency obligations          5,362     7,119     6,418
   State, county and municipal obligations         8,518     7,319     7,388
   Money market mutual funds                       2,060     1,833     1,835
   Other notes and bonds                           3,593     6,669     7,289
   Common and preferred stock                     28,444    16,156    13,131
   Real estate mortgages                           1,236       733       564
   Real estate                                     1,336     1,539     1,495
   Miscellaneous                                     579       383       431
                                                 -------    ------    ------

      Total discretionary assets                  53,223    44,846    39,468

      Nondiscretionary assets                     11,261    10,745     9,074
                                                 -------    ------    ------
      Total assets                               $64,484    55,591    48,542
                                                 =======    ======    ======




   Assets (other than cash deposits) held by the Trust Department in a fiduciary or agency capacity are not included in the consolidated financial statements since such items are not assets of NBB.
























                         National Bankshares, Inc. and
                     The National Bank Boards of Directors


         PHOTOGRAPH OF NATIONAL BANKSHARES, INC. AND THE NATIONAL BANK
                              BOARDS OF DIRECTORS


Seated Left to Right:                        Standing Left to Right:

Charles L. Boatwright                        Paul P. Wisman
Vice Chairman of the Board                   Grundy National Bank
Physician                                    Vice President of Investments
                                             Nicewonder Investments
Robert E. Christopher, Jr.                   Manager of Assets
Chairman of the Board
Retired                                      J. Lewis Webb, Jr.
                                             Dentist
Jeffrey R. Stewart
Educational Consultant                       Paul A. Duncan
                                             Holiday Motor Corp.
James G. Rakes                               President
National Bankshares, Inc.
The National Bank of Blacksburg              James M. Shuler
President and Chief Executive Officer        Companion Animal Clinic, Inc.
                                             President
                                             Virginia House of Delegates
                                             Delegate

                                             L. Allen Bowman
                                             Poly-Scientific
                                             President




On September 21, 1995, the Boards accepted with regret the resignation of Director John M. Barringer after more than forty years of distinguished and dedicated service. Through the years Mr. Barringer's contributions to the bank have been valuable and numerous, and his fellow Directors very much miss his knowledge, experience and wry sense of humor.





















                          Advisory Boards of Directors


             PHOTOGRAPH OF MONTGOMERY COUNTY ADVISORY BOARD MEMBERS

Seated Left to Right:                        Standing Left to Right:

James C. Stewart                             James L. Dowdy
Virginia Center for Innovative Technology    Blacksburg Floor Fashions
Regional Director
                                             Dan A. Dodson
Arlene A. Saari                              ERA Townside, Inc.
Partyrama and The Emporium                   Realtor and Broker
Owner
                                             W. Clinton Graves
T. Cooper Via                                Clinton's Transfer and Storage
L.L. Brown Agency, Inc.                      Owner
President
                                             James J. Owen
                                             Virginia Polytechnic Institute
                                              and State University
                                             Associate Professor Emeritus



                          Giles County Advisory Board


               PHOTOGRAPH OF GILES COUNTY ADVISORY BOARD MEMBERS


Seated Left to Right:                        Standing Left to Right:

Buford Steele                                Paul B. Collins
Retired                                      Patrick Enterprises, Inc.
                                             President
Scarlet B. Ratcliffe
Clerk of the Circuit Court of Giles County   John H. Givens, Jr.
                                             Givens Funeral Home, Inc.
Kenneth L. Rakes                             Owner
Virginian Leader Corp.
President and Publisher                      Ross E. Martin
                                             Retired
H.M. Scanland, Jr.
Mountain Lake Resort
General Manager



                                 Emeritus Board


J. Stephen Burrows*      William W. Dobyns        Robert F. Farrier
Ruth C. Horton*          Howard L. Price          Leo C. Scott
George A. Gray           Howard R. Hale           *Co-Chairmen of the Board







                  Officers of The National Bank of Blacksburg

President and            Offices                   Operations
Chief Executive Officer  Hethwood                  Joan C. Nelson
James G. Rakes           --------                  Senior Vice President
                         Sharon W. Duncan          Operations and Cashier
Accounting and           Vice President
Financial Reporting      Office Manager            William E. Himes
Fred Jackson, III                                  Security Officer
Controller               Main Office
                         -----------               Personnel and
Audit                    Dana L. Sutphin           Administration
Shelby M. Evans          Assistant Vice President  Marilyn B. Buhyoff
Corporate Auditor        Office Manager            Senior Vice President
                                                   Administration
David K. Skeens          Market Place
Auditor                  ------------              Trust
                         Jeffery L. Tickle         Thomas M. Murphy
Credit Review            Assistant Vice President  Vice President
Paul B. Cassell, Jr.     Office Manager            Trust Officer
Vice President
Credit Review            North Main                H.W. Swink, Jr.
                         ----------                Assistant Trust Officer
Patrick L. Lamm          Phyllis P. Duncan
Credit Review Officer    Assistant Vice President  Connie T. Lovern
                         Office Manager            Trust Operations Officer
Information Systems
Larry K. Hayes           Pearisburg
Vice President           ----------
                         Rick A. Reed
Loans                    Senior Vice President
F. Brad Denardo          Office Manager
Executive Vice President
                         Pembroke
T.W. Johnson, Jr.        --------
Vice President           Jerry B. Smith
Commercial Loans         Vice President
                         Office Manager
James A. Mattox
Commercial Loan Officer  South Main
                         ----------
Bryce W. McCall          David A. Capwell
Assistant Vice President Assistant Cashier
Construction and         Office Manager
 Mortgage Loans

Ieda P. Sturgill
Assistant Vice President
Loans

Jerry H. Albert          The National Bank of Blacksburg is an equal
Assistant Cashier        opportunity employer committed to treating all
                         employees and applicants for employment equally
Terry T. Stafford        and fairly.
Loans Operations Officer

Karen A. Stoevener
Mortgage Loan Officer




                             Corporate Information


National Bankshares, Inc. - Officers
   James G. Rakes                Marilyn B. Buhyoff    Joan C. Nelson
   President and                 Secretary             Treasurer
   Chief Executive Officer

   F. Brad Denardo               Shelby M. Evans
   Corporate Officer             Corporate Auditor


Annual Meeting
   The annual meeting of stockholders will be held on Tuesday, April 9, 1996, at 3 p.m. at the Best Western Red Lion Inn, 900 Plantation Road, Blacksburg, Virginia.


Requests for Information
   Analysts, investors and those seeking financial information should contact:
      James G. Rakes
      President and Chief Executive Officer
      540/552-2011 or
      800/552-4123

   Those seeking general stockholder information should contact:
      Marilyn B. Buhyoff
      Secretary
      540/552-2011 or
      800/552-4123


Form 10-K
   A Form 10-K Report filed with the Securities and Exchange Commission is available to stockholders without charge upon written request to the Secretary of National Bankshares, Inc., 100 South Main Street, P.O. Box 90002, Blacksburg, VA 24062-9002.


Corporate Office                 Registered Agent
   National Bankshares, Inc.       James G. Rakes
   100 South Main Street           100 South Main Street
   Blacksburg, VA 24060            Blacksburg, VA 24060
   P.O. Box 90002                  P.O. Box 90002
   Blacksburg, VA 24062-9002       Blacksburg, VA 24062-9002


The National Bank - Office Locations
   Main Office                Hethwood Office            Pearisburg Office
   100 South Main Street      900 Hethwood Boulevard     201 Main Street
   Blacksburg, VA 24060       Blacksburg, VA 24060       Pearisburg, VA 24134

   North Main Office          Market Place Office        Pembroke Office
   901 North Main Street      120 Peppers Ferry Road     Snidow Street
   Blacksburg, VA 24060       Christiansburg, VA 24073   Pembroke, VA 24136

   South Main Office          Trust Department
   3600 South Main Street     201 Church Street
   Blacksburg, VA 24060       Blacksburg, VA 24060


























































                           National Bankshares, Inc.
                             100 South Main Street
                              Blacksburg, VA 24060
                                 P.O. Box 90002
                           Blacksburg, VA 24062-9002

