Form 10-K, Exhibit 13
period 1996-12-31
NATIONAL BANKSHARES INC
filed 1997-03-28
CIK 796534

NATIONAL BANKSHARES















































                                                       1996 Annual Report





























                              Contents
                              --------

                              In the Community                               2
                              ------------------------------------------------

                              To Our Stockholders                            6
                              ------------------------------------------------

                              Selected Consolidated Financial Data           7
                              ------------------------------------------------

                              Management's Discussion and Analysis           8
                              ------------------------------------------------

                              Statement of Management's Responsibility      20
                              ------------------------------------------------

                              Independent Auditors' Report                  21
                              ------------------------------------------------


                              Consolidated Financial Statements             22
                              ------------------------------------------------

                              Notes to Consolidated Financial Statements    28
                              ------------------------------------------------

                              Corporate Information                         52
                              ------------------------------------------------


NBB
The National Bank

     "For a Future You Can Bank On...Bank on Us!" It's not just a slogan, it's The National Bank's commitment to be there for you and your family. It also reflects our promise to remain true to our hometown roots. This is not a commitment we take lightly. It's one we've made to generations of New River Valley residents. The National Bank has been a local fixture for over a century, through good times and bad. We intend to work hard to continue the tradition of offering our neighbors a full range of financial services with a personal touch.

PHOTOGRAPH OF MAIN OFFICE MANAGER SERVING REFRESHMENTS
TO CUSTOMERS DURING 4TH OF JULY CELEBRATION.


PHOTOGRAPH OF NBB HOSTING 1996 ANNUAL COMMUNITY BREAKFAST.


     We understand what makes a community bank different. We know that our customers deserve exceptional service. They expect a personal greeting and a friendly smile. They want to develop long term relationships with our banking and trust professionals, and they look for honest advice from bankers who will be with them for the long haul. Our customers want their bank to keep up with the times and to offer new and more convenient ways for them to manage their finances. They would also like The National Bank to take an active and visible role in their hometown.

                                    PHOTOGRAPH OF "PENNIES FROM HEAVEN" HELD AT
                                 HETHWOOD BRANCH FOR KIPPS ELEMENTARY STUDENTS.































                                        PHOTOGRAPH OF CHRISTMAS WITH HEAD START


PHOTOGRAPH OF PEMBROKE HERITAGE FESTIVAL


     NBB is proud to be a part of the community. The bank and its employees contribute time, talent and resources to a large number of important activities. Every year we consult with community leaders and seek their advice on how The National Bank can most effectively serve our locality. NBB's bankers work with school children, and they volunteer with senior citizens. They generously share their expertise with groups promoting economic development at the regional and local levels. We like to participate, both as a company and as individuals, in community festivals and celebrations. The New River Valley is our home, and we believe that it is important to give something back to the citizens who have rewarded us with their support and confidence for almost 106 years.

                                        PHOTOGRAPH OF WILDERNESS TRAIL FESTIVAL

PHOTOGRAPH OF RICH CREEK AUTUMN FEST

     The National Bank--For a Future You Can Bank On... Bank On Us!




































Bank of Tazewell County

     We are excited about the future of Bank of Tazewell County and its affiliation with National Bankshares, Inc. Since this is the first year that BTC will appear as a part of National Bankshares' Annual Report, a brief description of BTC might be fitting.

PHOTOGRAPH OF R.E. DODSON AND ALONZO CROUSE



PHOTOGRAPH OF MAIN STREET FESTIVAL


     BTC began in 1889 as "The Clinch Valley Bank", with roots in Tazewell, Virginia. In 1893 the name was changed to "Bank of Clinch Valley". In 1929 Bank of Clinch Valley merged with "Farmers National Bank", also located in Tazewell, to form the "Farmers Bank of Clinch Valley". In 1964 the Farmers Bank of Clinch Valley merged with the Bank of Graham, Bluefield, Virginia, establishing the "Bank of Tazewell County". Bank of Graham was organized in 1890 and had operated continuously in Bluefield, Virginia in the eastern section of Tazewell County since that date. On May 31, 1996, in what is believed to be the most significant development in its history, BTC became a wholly owned subsidiary of National Bankshares, Inc.


PHOTOGRAPH OF DAYCARE AND PRESCHOOL STUDENTS AT BTC ON HALLOWEEN

     BTC has always prided itself on its mission of satisfying the banking needs of its customers in the areas where it operates. We are particularly gratified that because of the affiliation with Bankshares, we will be able to enlarge the scope of services offered. We are currently cooperating with the highly skilled staff of Bankshares in working out the details of a Visa/MasterCard credit card, secondary market mortgage loans and home equity lines. These are just a few of the increased services the merger will allow BTC to provide.
























PHOTOGRAPH OF KIDZOWN PLAYGROUND


     Our history has been built on a philosophy of safety and soundness, service to our customers, and the goal of being a good corporate citizen. We support and participate in numerous activities and projects that make the communities in which we do our banking very desirable areas in which to live and rear our families.

                                      PHOTOGRAPH OF A GINGERBREAD HOUSE DISPLAY


PHOTOGRAPH OF 1996 CHRISTMAS PARADE

     Finally, we would like to express our appreciation to all who have made BTC what it is today. The cornerstone of any business is the strength of its people, whether they are shareholders, customers or bank personnel. We face the future with the optimism and confidence that will enable us to embrace a vision of success equal to or greater than our previous accomplishments.

                                         PHOTOGRAPH OF THE TAZEWELL COUNTY FAIR


     Bank of Tazewell County---We''ll Be There To Serve You All The Days Of Your Life.



































                              National Bankshares


To Our Stockholders:

This past year proved to be momentous for National Bankshares, Inc. At the same time the holding company was celebrating its tenth anniversary, we were completing our first major expansion, a merger with Bank of Tazewell County. We learned many things from this endeavor. We found that it takes stacks of paper and numerous regulatory approvals before banking firms can combine. We now know that mergers require a major commitment of time from directors, employees and consultants. Most significantly, we discovered the importance of working with the right merger partner. We were extremely fortunate to have the Tazewell bank affiliate with us, where we dealt with individuals of integrity and goodwill throughout the long and complex process.

In the several months since the completion of the merger, directors, officers and employees of National Bankshares, The National Bank and Bank of Tazewell County have worked together and come to know each other better. There are many more similarities than differences among us. Both banks have deep roots in the localities they serve. They are true community banks, committed to providing high quality, personalized service to customers. NBB and BTC each has a dedicated board of directors and a staff of experienced bankers. Looking to the future, we plan to build on the strengths which both banks bring to National Bankshares.

It is gratifying to report positive financial results to you at the end of the first year of combined operations. When you review this Annual Report, you will notice that 1996 net income reached over $6.1 million, 10.71% higher than the combined totals of Bankshares and BTC in 1995. A solid 18.63% increase in net loans, growth of 13.06% in noninterest income and a 5.16% reduction in noninterest expense contributed to increased earnings. National Bankshares ended 1996 with total assets of $388.9 million.

As National Bankshares, Inc. embarks on its first full year with more than one subsidiary, we felt that it would be a fitting time to introduce a new corporate logo. We hope you will agree that this design, which depicts "...energy and the dynamic image of a rising sun..", is an appropriate symbol for a corporation that has a positive view of growth and change, but also an appreciation for the importance of enduring fundamentals. This is also a good opportunity to thank you, our stockholders, for your continued support and to restate our commitment to build and operate an exceptional community bank holding company.



James G. Rakes
President and                           PICTURE OF
Chief Executive Officer                 JAMES G. RAKES











National Bankshares, Inc. and Subsidiaries
Selected Consolidated Financial Data

              $ In thousands, except per share data.  Years ended December 31,

                                     1996      1995     1994     1993     1992
                                     ----      ----     ----     ----     ----
 Selected  Interest income          $ 28,647   28,094   26,062   25,827   28,304
 Income    Interest expense           13,036   12,703   10,684   10,752   13,965
 Statement Net interest income        15,611   15,391   15,378   15,075   14,339
 Data:     Provision for loan
            losses                       331      282      553      953    1,208
           Noninterest income          2,693    2,382    2,047    2,399    1,360
           Noninterest expense         9,515   10,033    9,725    9,002    8,396
           Income taxes                2,341    1,933    1,844    1,903    1,376
           Net income                  6,117    5,525    5,303    5,644    4,719

 Per Share Net income               $   1.61     1.46     1.40     1.49     1.25
 Data:     Cash dividends declared      0.62     0.57     0.52     0.45     0.39
           Book value per share(1)     13.56    12.70    11.25    10.81     9.81
 Selected  Loans, net               $193,598  163,193  156,289  150,156  150,555
 Balance   Total securities          171,244  187,635  184,231  174,964  164,842
 Sheet     Total assets              388,850  380,915  373,132  357,773  352,977
 Data at   Total deposits            334,584  330,313  327,686  314,001  312,840
 End       Stockholders' equity       49,801   48,154   42,658   40,951   37,106
 of Year:

 Selected  Loans, net               $177,419  160,643  152,976  149,027  153,487
 Balance   Total securities          177,403  183,994  185,365  154,740  161,406
 Sheet     Total assets              388,045  378,406  369,962  349,747  353,673
 Daily     Total deposits            335,938  330,261  325,167  307,645  314,518
 Averages: Stockholders' equity(1)    49,459   45,726   42,402   39,435   35,552
 Selected  Return on average assets     1.58     1.46     1.43     1.61     1.33
 Ratios:   Return on average
            equity(1)                  12.37    12.08    12.51    14.31    13.27
           Dividend payout ratio       37.55    37.32    37.13    32.18    34.29
           Average equity to
            average assets(1)          12.75    12.08    11.46    11.28    10.05


           (1) Includes amount related to common stock subject to ESOP put option. The effect is immaterial.


                     Average Equity to Average Assets Graph
            1992         1993         1994         1995         1996
           -----        -----        -----        -----        -----

           10.05%       11.28%       11.46%       12.08%       12.75%

(Dollars)
                         Cash Dividends Per Share Graph

            1992         1993         1994         1995         1996
           -----        -----        -----        -----        -----
            0.39         0.45         0.52         0.57         0.62





Management's Discussion and Analysis

($ In millions)

Net Income Graph

            1992         1993         1994         1995         1996
           -----        -----        -----        -----        -----
           $  4.7       5.6           5.3          5.5          6.1

Net Interest Income Graph


            1992         1993         1994         1995         1996
           -----        -----        -----        -----        -----
           $ 14.3        15.1         15.4         15.4         15.6


($ In thousands, except per share data.)

PERFORMANCE SUMMARY 1996 v. 1995 Net income in 1996 for National Bankshares, Inc. (Bankshares) and its wholly owned subsidiaries, The National Bank of Blacksburg (NBB) and Bank of Tazewell County (BTC), (the Company) was $6,117, an increase of $592 or 10.71%. This produced a return on average assets and average equity of 1.58% and 12.37%, respectively.
     Net income for 1995 was $5,525 which resulted in a return on average assets of 1.46% and a return on average equity of 12.08%.
     Earnings per share for 1996 was $1.61, which represents an increase of $.15 per share over 1995.

NET INTEREST INCOME Net interest income for 1996 was $15,611, an increase of $220 or 1.43% when compared with 1995. This increase was primarily due to an increase in interest-earning assets which rose by $7,785 or 2.15%. The net yield on interest-earning assets for 1996 was 4.59%, a four basis point decrease from 1995 caused by a slight decline in the yield on interest-earning assets. The cost to fund interest-earning assets was 3.57% in 1996 and 3.56% in 1995.
     During 1996, management's strategy was to fund increases in the loan portfolio through liquidity generated principally from the securities portfolio. While the Company experienced a good degree of success in this endeavor, a substantial portion of the growth took place in the highly rate-competitive commercial loan area. This limited the effect of the loan growth on the yield on interest-earning assets and net interest income.
     The Company continues to have excess liquidity which will permit it to increase the loan portfolio through the use of existing funds.

INTEREST RATE SENSITIVITY The Company has systems and procedures in place to monitor interest rate sensitivity and modifies its asset and liability management strategies in response to changing economic conditions. The Company is sensitive to rising interest rate changes as liabilities generally reprice or mature more quickly than interest-earning assets.
     Future earnings may be adversely affected by a sharp upturn in interest rates as the Company is liability sensitive for a period extending beyond one year. In a falling rate environment earnings would benefit to some extent from this position as assets at higher rate levels would generally reprice downward at a slower rate than interest sensitive liabilities.




     Beyond one year, the Company's cumulative interest sensitive position reflects a slightly liability sensitive position indicating that the adverse effect of rising rates or benefit from falling rates would dissipate in the one to five year time period.
     The impact of rising rates is dependent, however, upon the magnitude, the length of the rising or falling rate trend and the period of time rates remain stable at a given level. Management typically adjusts its asset/liability strategies during times of rising and falling rates to minimize or maximize the impact of changing rate scenarios.

PROVISION AND ALLOWANCE FOR LOAN LOSSES The adequacy of the allowance for loan losses is based on management's judgement and analysis of current and historical loss experience, risk characteristics of the loan portfolio, concentrations of credit and asset quality, as well as other internal and external factors such as general economic conditions.
     An internal credit review department performs pre-credit reviews of large credits and provides management with an early warning of asset quality deterioration. Changing trends in the loan mix are also evaluated in determining the adequacy of the allowance for loan losses.
     Loan loss and other industry indicators related to asset quality are presented in the following table.

                                Loan Loss Data

     ($ In thousands)                              1996         1995
                                                  ------       ------
     Provision for loan losses                    $   331          282
     Net charge-offs to average net loans            0.21%        0.13%
     Allowance for loan losses to loans,
      net of unearned income and deferred fees       1.31%        1.58%
     Allowance for loan losses to
      nonperforming loans                          418.02%      365.60%

     Allowance for loan losses to
      nonperforming assets                         236.24%      177.37%
     Nonperforming assets to loans,
      net of unearned income, plus
      other real estate owned                        0.55%        0.89%
     Nonaccrual loans                             $   616          718
     Restructured loans                               ---          ---
     Other real estate owned, net                     474          762
                                                  -------      -------
        Total nonperforming assets                $ 1,090        1,480
                                                  -------      -------
     Accruing loans past due 90 days
      or more                                     $   458          574
                                                  -------      -------

     Nonperforming   loans   include   nonaccrual   and   restructured   loans.
Nonperforming loans do not include accruing loans past due 90 days or more. Nonperforming assets shown in the above table have decreased by $390 or 26.35% from 1995 and represent the continuation of a declining trend.
     Net charge-offs for 1996 were .21% up slightly from 1995 when that ratio was .13%. While the Company did experience a small increase in net charge-offs, overall the trend of improving assets quality continues. The provision for loan losses, which was up $49 or 17.38%, was made to not only cover current year net charge-offs, but to prevent excessive deterioration of the ratio of the allowance for loan losses to loans, net of unearned income.





Management's Discussion and Analysis

     While continual efforts are made to improve overall asset quality, management is unable to estimate when and under what exact terms problem credits will be resolved. With the information available to it, management does not anticipate any significant deterioration in asset quality and expects the positive trend to continue. However, changing economic conditions, the timing and extent of such and the ultimate impact on the Company's asset quality is not within management's ability to predict with any degree of precision.
     At December 31, 1996, the recorded investment in loans which have been identified as impaired, in accordance with SFAS No. 114, totaled $725. Of this amount, $354 related to loans with no valuation allowance, and $371 related to loans with a corresponding valuation allowance of $290. For the year ended December 31, 1996, the average recorded investment in impaired loans was approximately $800, and the total interest income recognized on impaired loans was $33, of which $23 was recognized on a cash basis.

NONINTEREST INCOME Noninterest income for 1996 was $2,693 up $311 or 13.06% from 1995.
     Service charges on deposit accounts were up $190 or 19.13% from the previous year. The level of these charges is driven by demand deposit volume, service charge rates in effect, waiver policy, types of accounts opened and the willingness of account holders to bear penalty charges such as overdraft fees. While management can exert direct influence over some of the above variables, it can do so only in varying degrees with others. Increases for 1996 were largely attributable to volume.
     Other service charges and fees are composed of safe deposit box rent, charges associated with letters of credit and other miscellaneous items. These charges were up $41 or 17.98% over 1995.
     Trust income in 1996 rose by $123 or 25.63% over 1995. Factors affecting this increase include an increase in estate settlement income and the retention of managed assets after the closing of estates. Due to its nature, estate business volume and the related income is not within management's ability to predict. Management accordingly cannot determine if such income levels are sustainable.
     Credit card income is composed of numerous types of fees and charges, including overlimit charges, annual fees, and merchant discount. Credit card income for 1996 was $511 up $61 or 13.56% over 1995. Given the highly competitive market which limits the amount of charges set, volume increases are the principal means used by the Company to enhance revenues.
     Net gains from securities activities were down $85 or 46.70% from 1995. Gains and losses can occur as a result of portfolio restructuring, called securities and certain market adjustments. The majority of the gains for 1996 consisted of market adjustments to an allowance set up to cover potential losses on certain bonds held by BTC. The amount of these bonds not covered by reserves is not material to the Company's consolidated financial statements, hence is not expected to have a material effect on future operating results.

NONINTEREST EXPENSE Noninterest expenses for 1996 were $9,515 compared to $10,033 in 1995, which represents a $518 or 5.16% decrease.
     Salaries and fringe benefits expense for 1996 increased $244 or 4.85% over 1995. This increase was largely due to a $177 increase in net pension cost, routine merit adjustments, promotions and other normal compensation related items.
     Occupancy and furniture and fixtures expense experienced a slight decrease in 1996 of 3.91%, however, expenses in this area are expected to increase in




National Bankshares, Inc. and Subsidiaries

1997  due to  the scheduled  opening  of a  new branch  facility in  the second quarter.
     The cost of Federal Deposit Insurance continued to decline significantly in 1996 by $375 or 98.94% from 1995. With the Bank Insurance Fund reaching mandated levels, banks in general became eligible in 1995 for refunds on premiums previously paid and for reduced premiums in future periods. The Company expects future premiums to be nominal in amount, based on information currently available.
     Net costs of other real estate owned decreased sharply by $190 or 97.44% from 1995 due primarily to a $119 reduction in the provision for losses on other real estate owned in 1996. Efforts to market the remaining properties continue, however, the exact timing, terms and conditions of sale of such properties remains unknown.
     The other operating expense category decreased by $251 or 9.65% from 1995 and was due primarily to a $111 reduction in expenses associated with the merger, from $268 in 1995 to $157 in 1996, and a reduction in charitable contributions of $70. Other operating expenses in 1995 included a contribution to a community development corporation which was not incurred in 1996.

INCOME TAXES Higher taxable income in 1996 resulted in a $408 increase in income tax expense when compared to 1995. Tax exempt interest income continues to be the primary difference between the "expected" and reported income tax expense. The Company's effective tax rate for 1996 and 1995 was 27.68% and 25.92%, respectively. The increase in the effective tax rate for 1996 was due primarily to the level of tax exempt interest income being comparable to 1995.
     The Company has determined that a valuation allowance for the gross deferred tax assets is not necessary due to the fact that realization of the entire amount of gross deferred tax assets can be supported by the amount of taxes paid during the carryback period under current tax laws.

EFFECTS OF INFLATION The Company's consolidated statements of income generally reflect the effects of inflation. Since interest rates, loan demand and deposit levels are related to inflation, the resulting changes are included in net income. The most significant item which does not reflect the effects of inflation is depreciation expense, because historical dollar values used to determine this expense do not reflect the effect of inflation on the market value of depreciable assets after their acquisition.

BALANCE SHEET Total assets at year-end 1996 were $388,850 which represents an increase of $7,935 or 2.08% over the previous year. Excluding corporate acquisitions, deposits are the Company's primary method of achieving growth. In both 1996 and 1995, the Company experienced excess liquidity, therefore management's strategy has been to stress the absorption of those funds before pursuing external sources. Accordingly, rates paid to attract deposits have moderated which in turn produces a lower level of deposit growth. In 1996, deposits grew by a nominal $4,271 or 1.29%.

Total Assets Graph

(Millions)
            1992         1993         1994         1995         1996
           -----        -----        -----        -----        -----
           $353.0       357.8        373.1        380.9        388.9





Management's Discussion and Analysis

LOANS Loans, net of unearned income and deferred fees grew by $30,355 or 18.31% in 1996. Commercial loans which grew by $27,910 or 46.82% accounted for the largest portion of increase.
     Loans to individuals increased by $4,071 and represented a 7.15% increase over 1995.
     The Company routinely engages in the origination and sale of mortgage loans in the secondary market. During 1996, the Company originated $17,907 in mortgage loans and sold $18,271, respectively.
     Management, as a part of its strategic plan, will continue to pursue loan growth as long as the market can provide such growth without compromising underwriting standards.

SECURITIES Overall bank owned securities declined by $16,391 or 8.74%. The largest portion of the decrease took place in the available for sale portfolio which declined by $13,336 or 17.58%. Funds were in turn used to fund loan growth.
     The Company's investment policy stresses safety with a program of purchasing high quality securities such as U.S. Treasury and U.S. Government agency issues, state, county, and municipal bonds, corporate bonds, mortgage-backed securities and other bank qualified investments. The Company has classified all of its investment securities as either held to maturity or available for sale, as the Company does not engage in trading activities. Investment strategies are adjusted in response to market conditions and available investment vehicles.
     At December 31, 1996, the Company had no investment concentrations in any single issue (excluding U.S. Government) that exceeded ten percent of capital.

DEPOSITS Total deposits at year-end 1996 were $334,584 which represents only a nominal increase from 1995. Noninterest-bearing demand deposits grew $4,280, an increase of 10.75%. Savings deposits declined by $2,384 or 4.72%. This decline was offset by increases in interest-bearing demand deposits and the majority of the funds shifted to the higher earning time deposits category. Limited growth in the deposit area is expected to continue until excess liquidity in the securities portfolio is absorbed and a need for external funding arises.

LIQUIDITY Liquidity is the ability to provide sufficient cash flow to meet financial commitments and to fund additional loan demands or withdrawal of existing deposits. Sources of liquidity include deposits, loan principal and interest repayments, sales, calls and maturities of securities and short-term borrowings. The Company maintained an adequate liquidity level during 1996 and 1995. Management is not aware of any trends, commitments or events that will result in or that are reasonably likely to result in a material increase or decrease in liquidity.
     Net cash from operating activities of $7,968 in 1996 increased $1,604 from 1995 and was primarily attributable to the increase in net income and the change in the mortgage loans held for sale category which fluctuates based upon loan demand and the timing of loan sales in the secondary market.
     Cash flows from investing activities continue to reflect the shifting of securities to the loan portfolio and securities held to maturity to available for sale. Net cash flows provided by operating activities, federal funds sold, securities and financing activities for 1996 of $7,968, $5,815, $15,541 and $1,930, respectively, were used principally to fund the net increase in loans of $31,633.





National Bankshares, Inc. and Subsidiaries

CAPITAL RESOURCES Total stockholders' equity increased $1,647 from 1995 to 1996, with net income, less cash dividends on common stock of $2,297, and common stock subject to ESOP put option of $1,643 recorded outside stockholders' equity at December 31, 1996, accounting primarily for the increase. Net unrealized gains (losses) on securities available for sale, net of income taxes, were ($248) at December 31, 1996, and $282 at December 31, 1995. These unrealized net gains and losses are recorded as a separate component of stockholders' equity and will continue to be subject to change in future years due to fluctuations in fair values, sales, purchases, maturities and calls of securities classified as available for sale.


Stockholders' Equity Graph
(Millions)
            1992         1993         1994         1995         1996
           -----        -----        -----        -----        -----
           $ 37.1        41.0         42.7         48.2         49.8

Book Value Graph
(Dollars)

            1992         1993         1994         1995         1996
           -----        -----        -----        -----        -----
           $ 9.81       10.81        11.25        12.70        13.56

     In November 1996, the Company entered into contracts for the construction of a new branch facility totaling $342. Construction is expected to be completed in Spring 1997. Total remaining commitments under the construction and related equipment purchases contracts as of December 31, 1996, approximated $178. There are no other material commitments for capital expenditures as of December 31, 1996. In addition, there are no expected material changes in the mix or relative cost of capital resources.
     The Company has operated from a consistently strong capital position. The ratio of total stockholders' equity to total assets was 12.81% at year-end 1996 compared to 12.64% at year-end 1995. Banks are required to apply percentages to various assets, including off-balance sheet assets, to reflect their perceived risk. Regulatory defined capital is divided by risk-weighted assets in determining the bank's risk-based capital ratio. No regulatory authorities have advised National Bankshares, Inc., The National Bank of Blacksburg or Bank of Tazewell County of any specific leverage ratios applicable to them. National Bankshares, Inc., The National Bank of Blacksburg and Bank of Tazewell County's capital adequacy ratios exceed regulatory requirements and provide added flexibility to take advantage of business opportunities as they arise. See note 11 of the Notes to Consolidated Financial Statements for additional information.

FUTURE ACCOUNTING CONSIDERATIONS In June 1996, the Financial Accounting Standards Board issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". SFAS No. 125 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996, and is to be applied prospectively. This Statement provides accounting and reporting standards for




Management's Discussion and Analysis

transfers and servicing of financial assets and extinguishments of liabilities based on consistent application of a financial-components approach that focuses on control. It distinguishes transfers of financial assets that are sales from transfers that are secured borrowings. Management of the Company does not expect that adoption of SFAS No. 125 will have a material impact on the Company's financial position, results of operations or liquidity.

MERGER On June 1, 1996, Bankshares issued 1,888,209 shares of its common stock in a one-for-one exchange for all the outstanding common stock of Bank of
Tazewell County, Tazewell, Virginia. This business combination has been accounted for as a pooling-of-interests and, accordingly, the consolidated financial statements for the periods prior to the combination have been restated to include the accounts and results of operations of Bank of Tazewell County. There were no adjustments of a material amount resulting from Bank of Tazewell County's adoption of Bankshares' accounting policies.
     In May, 1996, Bankshares declared a stock split of .11129 per share effected in the form of a stock dividend to the holders of Bankshares common stock just prior to the merger effective date to facilitate the one-for-one common stock exchange ratio. All stockholders' equity accounts, share and per share data have been adjusted retroactively to reflect the stock split. The Bank of Tazewell County is well capitalized with excess liquidity, and should provide the Company with an expanded market place.

COMMON STOCK INFORMATION AND DIVIDENDS National Bankshares, Inc.'s common stock is traded on a limited basis in the over-the-counter market and is not listed on any exchange or quoted on NASDAQ. Local brokerage firms are familiar with and active in trading in the common stock of National Bankshares, Inc. As of December 31, 1996, there were 1,184 stockholders of Bankshares common stock. The following is a summary of the market price per share and cash dividend per share of the common stock of National Bankshares, Inc. for 1996 and 1995. Prices do not necessarily reflect the prices which would have prevailed had there been an active trading market, nor do they reflect unreported trades, which may have been at lower or higher prices.

                           Common Stock Market Prices
       -----------------------------------------------------------------
                                                             Dividend
                               1996            1995         Per Share
                           High    Low     High    Low     1996    1995
                          ------  ------  ------  ------  ------  ------
       First Quarter     $26.50   24.00   23.50   21.50     --      --
       Second Quarter     26.25   24.50   25.00   22.00    .30     .27
       Third Quarter      27.00   24.50   25.00   23.00     --      --
       Fourth Quarter     26.50   25.00   25.50   24.00    .32     .30


     Bankshares' primary source of funds for dividend payments is dividends from its subsidiaries, The National Bank of Blacksburg and Bank of Tazewell County. Bank regulatory agencies restrict dividend payments of the subsidiaries as more fully disclosed in note 11 of the Notes to Consolidated Financial Statements.








National Bankshares, Inc. and Subsidiaries

PERFORMANCE SUMMARY 1995 v. 1994 The Company's net income for 1995 was $5,525, an increase of $222 or 4.19%. This produced a return on average assets and equity of 1.46% and 12.08%, respectively. Net income for 1994 was $5,303 which resulted in a return on average assets of 1.43% and a return on average equity of 12.51%.
     While these results reflect a slight improvement in the return on average assets, the return on average equity declined. That decline was caused by the continued high level of profitability coupled with a dividend payout ratio of 37.32%.
     Earnings per share for 1995 was $1.46, up $.06 per share from 1994.

NET INTEREST INCOME Net interest income for 1995 was $15,391 compared to $15,378 in 1994, a nominal increase. The net yield on interest-earning assets for 1995 was 4.63%, slightly lower than in 1994 at which time the net yield was 4.71%.
     In April 1994, the Company acquired the deposits of the Pembroke Office of the First Union National Bank of Virginia which increased its deposits approximately $14,514. This addition produced excess liquidity which was initially absorbed by the securities portfolio. With the excess liquidity position, the Company was allowed to take a less aggressive stance in attracting external funds. The full absorption of excess liquidity created by the acquisition of the Pembroke Office deposits and nominal deposit growth is expected to continue.
     This acquisition, in combination with the rising rate environment, produced the slight decline in the net yield on interest-earning assets.

PROVISION  AND  ALLOWANCE  FOR  LOAN  LOSSES   Loan  loss  and  other  industry
indicators related to asset quality are presented in the following table.

                                Loan Loss Data

     ($ In thousands)                              1995         1994
                                                  ------       ------
     Provision for loan losses                    $   282          553
     Net charge-offs to average net loans            0.13%        0.38%
     Allowance for loan losses to loans,
      net of unearned income and deferred fees       1.58%        1.61%
     Allowance for loan losses to
      nonperforming loans                          365.60%      393.07%
     Allowance for loan losses to
      nonperforming assets                         177.37%      141.80%
     Nonperforming assets to loans,
      net of unearned income, plus
      other real estate owned                        0.89%        1.12%
     Nonaccrual loans                             $   718          420
     Restructured loans                               ---          229
     Other real estate owned, net                     762        1,150
                                                  -------       ------
        Total nonperforming assets                $ 1,480        1,799
                                                  -------       ------
     Accruing loans past due 90 days or more      $   574          490
                                                  -------       ------







Management's Discussion and Analysis

     Nonperforming loans include nonaccrual and restructured loans. Nonperforming loans and nonperforming assets do not include accruing loans past due 90 days or more. Nonperforming assets totaled $1,480 at December 31, 1995 which represents a $319 or 17.73% decrease from December 31, 1994. In 1994, other real estate owned increased by $884 as nonaccrual real estate loans moved into foreclosure. Nonaccrual loans, which totaled $420 in 1994, increased $298 in 1995. The majority of this increase related to one impaired loan at the Company's BTC subsidiary.
     While continual efforts are made to improve overall asset quality, management is unable to estimate when and under what exact terms problem assets will be resolved.
     Effective January 1, 1995, Bankshares adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 114, "Accounting by Creditors for Impairment of a Loan", as amended by SFAS No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures." At December 31, 1995, the recorded investment in loans which have been identified as impaired loans, in accordance with SFAS No. 114, totaled $837. Of this amount, $133 related to loans with no valuation allowance, and $704 related to loans with a corresponding valuation allowance of $419. For the year ended December 31, 1995, the average recorded investment in the impaired loans was approximately $906 and the total interest income recognized on impaired loans was $47, of which $5 was recognized on a cash basis. The balance of impaired loans at January 1, 1995, totaled approximately $812. The initial adoption of SFAS No. 114 did not require an increase to the Company's allowance for loan losses. The impact of SFAS No. 114, as amended by SFAS No. 118, was immaterial to the Company's consolidated financial statements as of and for the year ended December 31, 1995.

NONINTEREST INCOME Noninterest income for 1995 was $2,382, up $335 or 16.37% from 1994.
     Income from service charges on deposits is largely dictated by demand deposit volume, service charge rates, waiver policy and the willingness of account holders to bear penalty charges such as overdraft and insufficient funds fees. While management can exert direct influence over some of these variables, it can do so only in varying degrees with others. All of the above factors contributed to the increase in this category of $82 or 9.00%.
     Other service charges and fees is composed of fees associated with safe deposit box rent, letters of credit and other services. The miscellaneous nature of this category makes it subject to fluctuations. In 1995 this category declined by $18 or 7.32%.
     Trust income for 1995 was down from 1994 by $35 or 6.80%. Trust income may fluctuate depending on the volume of business, particularly estate account settlements. A continued financial relationship with heirs after an estate closing can build business volume, but is unpredictable. Market factors also affect the level of income earned.
     Credit card income continues to show improvement. For 1995, credit card income was up $95 or 26.76% over the previous year. Credit card income includes various fees and charges, primarily annual fees and merchant discount. Because of the highly competitive nature of this product, the Company must offer fees at market levels in order to retain cardholders. Given this inability to adjust fees, the Company generally relies on increased volume to generate additional revenues.
     Net securities gains for 1995 were $182, as opposed to a net loss of $14 in 1994. The increase in net gains was due principally to calls of securities.





National Bankshares, Inc. and Subsidiaries

NONINTEREST EXPENSE Noninterest expense for 1995 was $10,033 compared to $9,725 in 1994. This represents a $308 increase or 3.17%.
     Salaries and employee benefits increased $117 or 2.38%. This increase was due to routine merit adjustments, promotions and other normal compensation related items, offset by a decrease of $75 in net pension cost.
     The cost of Federal Deposit Insurance declined sharply by $334 or 46.84% from 1994. With the Bank Insurance Fund reaching mandated levels, banks in general became eligible in 1995 for refunds on premiums previously paid and for reduced premiums in future periods.
     Net costs related to the liquidation and holding of other real estate owned rose $158 in 1995 due primarily to a $124 increase in the provision for losses on other real estate owned in 1995 to reduce the carrying amount of certain properties to their net realizable values.
     The other operating expense category increased by $302 or 13.13% from 1994 and was due primarily to expenses associated with the merger in the amount of $268 incurred in 1995, and a contribution to a community development corporation expensed in 1995. A substantial portion of the Company's involvement in the community development corporation will be recovered through future tax deductions and tax credits over a ten year period.

INCOME TAXES Higher taxable income in 1995 resulted in a $89 or 4.83% increase in income tax expense when compared to 1994. Tax exempt interest income continues to be the primary difference between the "expected" and reported income tax expense. The Company's effective tax rate for 1995 and 1994 was 25.92% and 25.80%, respectively.
     The Company has determined that a valuation allowance for the gross deferred tax assets is not necessary due to the fact that realization of the entire amount of gross deferred tax assets can be supported by the amount of taxes paid during the carryback period under current tax laws.

EFFECTS OF INFLATION The Company's consolidated statements of income generally reflect the effects of inflation. Since interest rates, loan demand and deposit levels are related to inflation, the resulting changes are included in net income. The most significant item which does not reflect the effects of inflation is depreciation expense, because historical dollar values used to determine this expense do not reflect the effect of inflation on the market value of depreciable assets after their acquisition.

BALANCE SHEET Total assets at year-end 1995 totaled $380,915, an increase of $7,783 or 2.09% over 1994. Average assets for 1995 totaled $378,406 an increase of $8,444 or 2.28% over 1994. Loans, net outstanding at year-end 1995 were $163,193, an increase of 4.42% from the same point in time in 1994. This growth was funded by a shift from securities to loans, increased internally generated capital and a nominal growth in deposits.
     The use of excess internal liquidity to fund loan growth allowed the Company to place less emphasis on the procurement of external funds in the market place and avoid the associated cost of such activities.

LOANS Loans, net of unearned interest and deferred fees, at December 31, 1995 were $165,818. This represents an increase of $6,978 or 4.39% over 1994 year end. Management continues in its efforts to add to the loan portfolio as long as such growth can be accomplished without compromising underwriting standards.







Management's Discussion and Analysis

SECURITIES In late 1995, the Financial Accounting Standards Board granted financial institutions a one time opportunity to transfer securities from held to maturity to available for sale. Conditions of this transfer provided that institutions opting to make this shift could do so without bringing into question their ability and positive intent to hold to maturity their remaining held to maturity securities. The Company utilized this one time opportunity to shift approximately $30,156 in securities held to maturity to the available for sale category on December 1, 1995.
     The year-end balances for securities available for sale were $75,870 and $36,219 in 1995 and 1994, respectively, and the year-end balances for securities held to maturity were $111,765 and $148,012 in 1995 and 1994, respectively. Year-end 1995 balances reflect more clearly the shift of investments associated with the one time transfer of $30,156 described above and the general decline in securities held to maturity due to calls and maturities.
     The Company's investment policy stresses safety with a program of purchasing high quality securities such as U.S. Treasury and U.S. Government agency issues, state, county, and municipal bonds, corporate bonds, mortgage-backed securities and other bank qualified investments. The Company has classified all of its investment securities as either held to maturity or available for sale, as the Company does not engage in trading activities. Investment strategies are adjusted in response to market conditions and available investment vehicles.
     At December 31, 1995, the Company had no investment concentrations in any single issue (excluding U.S. Government) that exceeded ten percent of capital.

DEPOSITS Average total deposits at December 31, 1995, totaled $330,261 compared to $325,167 in 1994, an increase of $5,094 or 1.57%. The low growth rate was in part due to the Company's excess liquidity position and its ability to meet funding needs.

LIQUIDITY Liquidity is the ability to provide sufficient cash flow to meet financial commitments and to fund additional loan demand or withdrawal of existing deposits. Sources of liquidity include deposits, loan principal and interest repayments, sales, calls and maturities of securities and short-term borrowings. The Company maintained an adequate liquidity level during 1995 and 1994. Management is not aware of any trends, commitments or events that will result in or that are reasonably likely to result in a material increase or decrease in liquidity.
     Net cash from operating activities of $6,364 in 1995 decreased $1,357 from 1994 and was primarily attributable to the change in the mortgage loans held for sale category which fluctuates based upon loan demand and the timing of loan sales in the secondary market.

CAPITAL RESOURCES Total stockholders' equity increased $5,496 from 1994 to 1995, with net income, less cash dividends on common stock of $2,062, accounting primarily for the increase. Net unrealized gains (losses) on securities available for sale, net of income taxes, were $282 at December 31, 1995 and ($1,751) at December 31, 1994. These unrealized net gains and losses are recorded as a separate component of stockholders' equity and will continue to be subject to change in future years due to fluctuations in fair values, sales, purchases, maturities and calls of securities classified as available for sale.






National Bankshares, Inc. and Subsidiaries

     The Company has operated from a consistently strong capital position. The ratio of total stockholders' equity to total assets was 12.64% at year-end 1995. Banks are required to apply percentages to various assets, including off-balance sheet assets, to reflect their perceived risk. Regulatory defined capital is divided by risk-weighted assets in determining the bank's risk-based capital ratio. No regulatory authorities have advised National Bankshares, Inc. or its subsidiaries, The National Bank of Blacksburg or Bank of Tazewell County, of any specific leverage ratios applicable to them. Bankshares' and its subsidiaries' capital adequacy ratios exceed regulatory requirements and provide added flexibility to take advantage of business opportunities as they arise. See note 11 of the Notes to Consolidated Financial Statements for additional information.















































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

     The Audit Committee of the Board of Directors is comprised entirely of outside directors. Bankshares' internal auditor reports to the committee. On a periodic basis, the committee meets with the internal auditor, independent auditors and management to discuss matters relating to the quality of internal control, financial reporting and audit scope. Both the internal auditor and independent auditors have access to the Audit Committee, without management present if desired, to freely discuss their evaluation of Bankshares' system of internal controls and any other matters.









          James G. Rakes                Joan C. Nelson
          President and                 Treasurer
          Chief Executive Officer




























Independent Auditors' Report


The Board of Directors and Stockholders
National Bankshares, Inc.:

     We have audited the accompanying consolidated balance sheets of National Bankshares, Inc. and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of Bank of Tazewell County, a wholly owned subsidiary, which statements reflect total assets constituting 46.6 percent and 46.5 percent and total interest income constituting 42.8 percent and 44.1 percent in 1995 and 1994, respectively, of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Bank of Tazewell County for 1995 and 1994, is based solely on the report of the other auditors.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

     In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of National Bankshares, Inc. and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996 in conformity with generally accepted accounting principles.

     As discussed in notes 1(D) and 5 to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan", as amended by Statement of Financial Accounting Standards No. 118, "Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures", as of January 1, 1995. As discussed in notes 1(C) and 3 to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities", as of January 1, 1994.


                                   KPMG Peat Marwick LLP

Roanoke, Virginia
February 17, 1997






National Bankshares, Inc. and Subsidiaries
Consolidated Balance Sheets

 $ In thousands except share and per share data,             1996      1995
 December 31, 1996 and 1995                                 ------    ------
 Assets        Cash and due from banks (notes 2 and 16)    $ 10,080    10,055
               Federal funds sold (note 16)                   1,910     7,725
               Securities available for sale
                (notes 3 and 16)                             62,534    75,870
               Securities held to maturity (fair value
                $108,755 in 1996 and $112,778 in 1995)      108,710   111,765
               Mortgage loans held for sale (notes 14,
                15 and 16)                                      516       880
               Loans (notes 4, 5, 15 and 16):
                 Real estate construction loans               6,295     6,007
                 Real estate mortgage loans                  43,917    45,589
                 Commercial and industrial loans             87,519    59,609
                 Loans to individuals                        60,991    56,920
                                                           --------  --------
                    Total loans                             198,722   168,125

                 Less unearned income and deferred fees      (2,549)   (2,307)
                                                           --------  --------
                    Loans, net of unearned income and
                     deferred fees                          196,173   165,818
                 Less allowance for loan losses (note 5)     (2,575)   (2,625)
                                                           --------  --------
                    Loans, net                              193,598   163,193
                                                           --------  --------
               Bank premises and equipment, net (note 6)      5,037     4,679
               Accrued interest receivable                    3,510     3,621
               Other real estate owned, net (note 5)            474       762
               Other assets (note 9)                          2,481     2,365
                                                           --------  --------
                    Total assets                           $388,850   380,915
                                                           ========  ========

 Liabilities   Noninterest-bearing demand deposits         $ 44,096    39,816
 and           Interest-bearing demand deposits              73,804    73,101
 Stockholders' Savings deposits                              48,164    50,548
 Equity        Time deposits (note 7)                       168,520   166,848
                                                           --------  --------
                    Total deposits (note 16)                334,584   330,313
                                                           --------  --------
               Other borrowed funds (note 16)                   627       161
               Accrued interest payable                         700       744
               Other liabilities (note 8)                     1,495     1,543
                                                           --------  --------

                    Total liabilities                       337,406   332,761
                                                           --------  --------
               Common stock subject to ESOP put option
                (note 8)                                      1,643       ---









               Stockholders' equity (notes 9, 10, 11
                and 17):
                 Preferred stock of no par value.
                  Authorized 5,000,000 shares;
                  none issued and outstanding                   ---       ---
                 Common stock of $2.50 par value.
                  Authorized 5,000,000 shares; issued and
                  outstanding 3,792,833 shares                9,482     9,482
                 Retained earnings                           42,210    38,390
                 Net unrealized gains (losses) on
                  securities available for sale                (248)      282
                 Common stock subject to ESOP put option
                  (64,796 shares at $25.35 per share)
                  (note 8)                                   (1,643)      ---
                                                           --------  --------
                    Total stockholders' equity               49,801    48,154

               Commitments and contingent liabilities
                (notes 6, 8 and 14)
                                                           --------  --------
                    Total liabilities and stockholders'
                     equity                                $388,850   380,915
                                                           ========  ========


































                  See accompanying notes to consolidated financial statements.





National Bankshares, Inc. and Subsidiaries
Consolidated Statements of Income

$ In thousands, except per share data. Years ended
December 31, 1996, 1995 and 1994                      1996     1995     1994
                                                     ------   ------   ------
Interest    Interest and fees on loans               $ 17,232   15,761  13,764
Income      Interest on federal funds sold                567      704     450
            Interest on securities - taxable            8,877    9,723   9,966
            Interest on securities - nontaxable         1,971    1,906   1,882
                                                     --------  ------- -------
               Total interest income                   28,647   28,094  26,062
                                                     --------  ------- -------
Interest    Interest on time deposits of
Expense      $100,000 or more (note 7)                  2,070    1,898   1,364
            Interest on other deposits                 10,939   10,770   9,284
            Interest on borrowed funds                     27       35      36
                                                     --------  ------- -------
               Total interest expense                  13,036   12,703  10,684
                                                     --------  ------- -------
               Net interest income                     15,611   15,391  15,378

            Provision for loan losses (note 5)            331      282     553
                                                     --------  ------- -------
               Net interest income after
                provision for loan losses              15,280   15,109  14,825
                                                     --------  ------- -------

Noninterest Service charges on deposit accounts         1,183      993     911
Income      Other service charges and fees                269      228     246
            Credit card fees                              511      450     355
            Trust income                                  603      480     515
            Other income                                   30       49      34
            Realized securities gains (losses),
             net (note 3)                                  97      182     (14)
                                                     --------  ------- -------
               Total noninterest income                 2,693    2,382   2,047
                                                     --------  ------- -------

Noninterest Salaries and employee benefits (note 8)     5,278    5,034   4,917
Expense     Occupancy and furniture and fixtures          884      920     936
            Data processing and ATM                       497      462     462
            FDIC assessment                                 4      379     713
            Credit card processing                        466      411     340
            Goodwill amortization                          30       30      20
            Net costs of other real estate owned            5      195      37
            Other operating expense                     2,351    2,602   2,300
                                                     --------  ------- -------
               Total noninterest expense                9,515   10,033   9,725
                                                     --------  ------- -------
            Income before income tax expense            8,458    7,458   7,147
            Income tax expense (note 9)                 2,341    1,933   1,844
                                                     --------  ------- -------
               Net income                            $  6,117    5,525   5,303
                                                     ========  ======= =======
               Net income per share                  $   1.61     1.46    1.40
                                                     ========  ======= =======

                   See accompanying notes to consolidated financial statements.


National Bankshares, Inc. and Subsidiaries
Consolidated Statements of Changes in Stockholders' Equity

                                                                               Net Unrealized    Common
                                                                                Gains (Losses)    Stock
                                                                                 on Securities  Subject to
 $ in thousands except share and per share data.    Common            Retained     Available     ESOP Put
 Years ended December 31, 1996, 1995 and 1994.       Stock   Surplus  Earnings     For Sale       Option     Total
                                                   --------  -------  --------  --------------  ----------  -------
 Balances, December 31, 1993 as previously
  reported                                          $ 4,274   1,112    12,868          ---          ---     18,254
 .11129 for one stock split 190,472 additional
  shares issued                                         476    (476)      ---          ---          ---        ---
 Adjustment in connection with pooling-of-
  interests                                           4,721    (711)   18,725          (38)         ---     22,697
                                                    -------  ------   -------       ------       ------     ------
 Balances, December 31, 1993 as restated              9,471     (75)   31,593          (38)         ---     40,951
 Cumulative effect of change in accounting for
  securities available for sale at January 1,
  1994, net of income taxes of $141                     ---     ---       ---          273          ---        273
 Net Income                                             ---     ---     5,303          ---          ---      5,303
 Net proceeds from issuance of common stock
  (4,480 shares) (note 10)                               11      75       ---          ---          ---         86
 Cash dividends ($.52 per share)                        ---     ---      (993)         ---          ---       (993)
 Cash dividends of BTC declared prior to merger         ---     ---      (976)         ---          ---       (976)

 Change in net unrealized gains (losses)
  on securities available for sale, net of
  income tax benefit of $1,023                          ---     ---       ---       (1,986)         ---     (1,986)
                                                    -------  ------   -------       ------       ------     ------
 Balances, December 31, 1994 as restated              9,482     ---    34,927       (1,751)         ---     42,658
 Net income                                             ---     ---     5,525          ---          ---      5,525
 Cash dividends ($.57 per share)                        ---     ---    (1,080)         ---          ---     (1,080)
 Cash dividends of BTC declared prior to merger         ---     ---      (982)         ---          ---       (982)
 Change in net unrealized gains (losses) on
  securities available for sale, net of income
  taxes of $1,047                                       ---     ---       ---        2,033          ---      2,033
                                                    -------  ------   -------       ------       ------     ------
 Balances, December 31, 1995 as restated              9,482     ---    38,390          282          ---     48,154
 Net income                                             ---     ---     6,117          ---          ---      6,117
 Cash dividends ($.62 per share)                        ---     ---    (1,787)         ---          ---     (1,787)
 Cash dividends of BTC declared prior to merger         ---     ---      (510)         ---          ---       (510)
 Change in net unrealized gains (losses) on
  securities available for sale, net of income
  tax benefit of $273                                   ---     ---       ---         (530)         ---       (530)
 Common stock subject to ESOP put option                ---     ---       ---          ---       (1,643)    (1,643)
                                                    -------  ------   -------       ------       ------     ------
 Balances, December 31, 1996                        $ 9,482     ---    42,210         (248)      (1,643)    49,801
                                                    =======  ======   =======       ======       ======     ======

                                                 See accompanying notes to consolidated financial statements.



National Bankshares, Inc. and Subsidiaries
Consolidated Statements of Cash Flows

$ In thousands. Years ended December 31, 1996, 1995     1996     1995    1994
 and 1994                                              ------   ------  ------

Cash Flows Net income                                 $ 6,117    5,525    5,303
from       Adjustments to reconcile net income to net
Operating   cash provided by operating activities:
Activities    Provision for loan losses                   331      282      553
(Note 13)     Recovery of bond losses                     (89)     ---      ---
              Provision for deferred income taxes          (4)    (120)     (32)
              Depreciation of bank premises and
               equipment                                  517      535      544
              Amortization of intangibles                 121      145      123
              Amortization of premiums and accretion
               of discounts, net                           52      (32)      69
              (Gains) losses on bank premises and
               equipment disposals                          7       (9)     ---
              (Gains) losses on sales and calls of
               securities available for sale, net          (3)      (2)      27
              Gains on calls of securities held to
               maturity, net                               (5)    (180)     (13)
              Net (increase) decrease in mortgage
               loans held for sale                        364     (488)   1,360
              (Gains) losses and write-downs on other
               real estate owned                           (9)     168        8
              (Increase) decrease in:
                Accrued interest receivable               111       88     (242)
                Other assets                               40      129     (343)
              Increase (decrease) in:
                Accrued interest payable                  (44)     170       40
                Other liabilities                         462      153      324
                                                      -------  -------  -------
                Net cash provided by operating
                 activities                             7,968    6,364    7,721
                                                      -------  -------  -------
Cash Flows Net (increase) decrease in federal funds
from        sold                                        5,815     (100)   6,270
Investing  Proceeds from sales of securities
Activities  available for sale                          1,000    1,867      ---
(Notes 3   Proceeds from calls and maturities of
and 13)     securities available for sale              21,938    8,134    9,964
           Proceeds from calls and maturities of
            securities held to maturity                35,569   28,592   30,865
           Purchases of securities available for sale (10,397) (16,432) (16,068)
           Purchases of securities held to maturity   (32,477) (22,271) (36,707)
           Purchases of loan participations            (1,704)     ---   (1,000)
           Collections of loan participations           2,448    1,928      510
           Net increase in loans made to customers    (31,633)  (9,197)  (7,213)
           Proceeds from disposal of other real
            estate owned                                  325      220       91
           Recoveries on loans charged off                125       83       54
           Bank premises and equipment expenditures
           Proceeds from sale of bank premises and       (882)    (492)  (1,112)
            equipment                                     ---        9        1
                                                      -------  -------  -------
                Net cash used in investing activities  (9,873)  (7,659) (14,345)
                                                      -------  -------  -------



Cash Flows Deposits assumed, net of premium paid          ---      ---   13,159
from       Net increase in time deposits                1,672   18,179    8,471
Financing  Net increase (decrease) in other deposits    2,599  (15,552)  (9,300)
Activities Net proceeds from issuance of common stock     ---      ---       86
(Note 13)  Net increase (decrease) in other borrowed
            funds                                         466     (630)    (397)
           Cash dividends paid                         (2,807)  (2,056)  (1,969)
                                                      -------  -------  -------
                Net cash provided by (used in)
                 financing activities                   1,930      (59)  10,050
                                                      -------  -------  -------
           Net increase (decrease) in cash and due
            from banks                                     25   (1,354)   3,426
           Cash and due from banks at beginning of
            year                                       10,055   11,409    7,983
                                                      -------  -------  -------
           Cash and due from banks at end of year     $10,080   10,055   11,409
                                                      =======  =======  =======







































                    See accompanying notes to consolidated financial statements.



Notes to Consolidated Financial Statements

$ In thousands, except share and per share data.December 31, 1996, 1995 and 1994

Note 1: Summary of Significant Accounting Policies The accounting and reporting policies of National Bankshares, Inc. (Bankshares) and its wholly owned subsidiaries, The National Bank of Blacksburg (NBB) and Bank of Tazewell County
(BTC), conform to generally accepted accounting principles and general practices within the banking industry (see note 17 for merger with BTC). In preparing the consolidated financial statements, management is required to make certain estimates, assumptions and loan evaluations that affect its consolidated financial statements for the period. Actual results could vary significantly from those estimates.
   Changing economic conditions, adverse economic prospects for borrowers, as well as regulatory agency action as a result of an examination, could cause NBB and BTC to recognize additions to the allowance for loan losses and may also affect the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans.
   The following is a summary of the more significant accounting policies.
   (A) Consolidation The consolidated financial statements include the accounts of National Bankshares, Inc. and its wholly owned subsidiaries (the Company). All significant intercompany balances and transactions have been eliminated.
   (B) Cash and Cash Equivalents For purposes of reporting cash flows, cash and cash equivalents include cash on hand and due from banks.
   (C) Securities Effective January 1, 1994, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities," and accordingly, has recorded the effect of this adoption in the accompanying consolidated financial statements for the year ended December 31, 1994.
       Securities available for sale are reported at fair value, with unrealized gains and losses excluded from net income and reported, net of income taxes, in a separate component of stockholders' equity. Securities held to maturity are stated at cost, adjusted for amortization of premiums and accretion of discounts on a basis which approximates the level yield method. The Company does not engage in securities trading. Gains and losses on securities are accounted for on the completed transaction basis by the specific identification method.
       A decline in the fair value of any available for sale or held to maturity security below cost that is deemed other than temporary is charged to income resulting in the establishment of a new cost basis for the security.
   (D) Loans   Loans  are  stated at  the  amount  of funds  disbursed  plus the applicable amount, if any, of unearned interest and other charges less payments received. Income on installment loans, including impaired installment loans that have not been placed in nonaccrual status, is recognized on methods which approximate the level yield method. Interest on all other loans, including impaired other loans that have not been placed in nonaccrual status, is accrued based on the balance outstanding times the applicable interest rate.
       Interest is recognized on the cash basis for all loans carried in nonaccrual status. Loans generally are placed in nonaccrual status when the collection of principal or interest is 90 days or more past due, unless the obligation is both well-secured and in the process of collection.
       Loan origination and commitment fees and certain direct costs are being deferred, and the net amount amortized as an adjustment to the related loan's yield. These amounts are being amortized over the contractual life of the related loans.





National Bankshares, Inc. and Subsidiaries

       Effective January 1, 1995, the Company adopted the provisions of SFAS No. 114, "Accounting by Creditors for Impairment of a Loan", as amended by SFAS No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures". SFAS No. 114, as amended by SFAS No. 118, requires that impaired loans within the scope of the statements be presented in the financial statements at the present value of expected future cash flows or at the fair value of the loan's collateral if the loan is deemed "collateral dependent." A valuation allowance is required to the extent that the measure of the impaired loans is less than the recorded investment. SFAS No. 114 does not apply to large groups of small-balance homogeneous loans such as residential real estate mortgage, consumer installment, home equity and bank card loans, which are collectively evaluated for impairment. SFAS No. 118 allows a creditor to use existing methods for recognizing interest income on an impaired loan.
       Mortgage loans held for sale are carried at the lower of cost or fair value.
   (E) Allowance for Loan Losses The allowance for loan losses is a valuation allowance consisting of the cumulative effect of the provision for loan losses, plus any amounts recovered on loans previously charged off, minus loans charged off. The provision for loan losses charged to expense is the amount necessary in management's judgement to maintain the allowance for loan losses at a level it believes adequate to absorb losses in the collection of its loans.
   (F) Bank Premises and Equipment Bank premises and equipment are stated at cost, net of accumulated depreciation. Depreciation is charged to expense over the estimated useful lives of the assets on the straight-line basis. Depreciable lives include 40 years for premises and 3-10 years for furniture and equipment. Costs of maintenance and repairs are charged to expense as incurred and improvements are capitalized.
   (G) Other Real Estate Owned Other real estate, acquired through foreclosure or deed in lieu of foreclosure, is carried at the lower of the recorded investment or its fair value, less estimated costs to sell (net realizable value). When the property is acquired, any excess of the loan balance over net realizable value is charged to the allowance for loan losses. Increases or decreases in the net realizable value of such properties are credited or charged to income by adjusting the valuation allowance for other real estate owned. Net costs of maintaining or operating foreclosed properties are expensed as incurred.
   (H) Intangible Assets Included in other assets are deposit intangibles of $666 and $757 at December 31, 1996 and 1995, respectively, and goodwill of $367 and $397 at December 31, 1996 and 1995, respectively. Deposit intangibles are being amortized on a straight-line basis over a ten-year period and goodwill is being amortized on a straight-line basis over a fifteen-year period.
   (I) Pension Plans The Company sponsors two separate defined benefit pension plans which cover substantially all full-time officers and employees. The benefits are based upon length of service and a percentage of the employee's compensation during the final years of employment. Pension costs are computed based upon the provisions of SFAS No. 87. The Company contributes to the pension plans amounts deductible for federal income tax purposes.
   (J) Income Taxes Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates



Notes to Consolidated Financial Statements

   expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.
   (K) Trust Assets and Income Assets (other than cash deposits) held by the Trust Departments in a fiduciary or agency capacity for customers are not included in the consolidated financial statements since such items are not assets of the Company. Trust income is recognized on the accrual basis.
   (L) Net Income Per Share Net income per share is based upon the weighted average number of common shares outstanding (3,792,833 shares in 1996 and 1995 and 3,788,859 shares in 1994).
   (M) Off-Balance  Sheet  Financial  Instruments   In  the  ordinary  course of
   business, the Company has entered into off-balance sheet financial instruments consisting of commitments to extend credit and standby letters of credit. Such financial instruments are recorded in the financial statements when they become payable.
   (N) Fair Value of Financial Instruments The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value:
       (1) Cash and Due from Banks The carrying amount is a reasonable estimate of fair value.
       (2) Federal Funds Sold The carrying amount is a reasonable estimate of fair value.
       (3) Securities The fair values of securities are determined by quoted market prices or dealer quotes. The fair value of certain state and municipal securities is not readily available through market sources other than dealer quotations, so fair value estimates are based on quoted market prices of similar instruments, adjusted for differences between the quoted instruments and the instruments being valued.
       (4) Loans Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type such as mortgage loans held for sale, commercial, real estate - commercial, real estate - construction, real estate - mortgage, credit card and other consumer loans. Each loan category is further segmented into fixed and adjustable rate interest terms and by performing and nonperforming categories.
           The fair value of performing loans is calculated by discounting scheduled cash flows through the estimated maturity using estimated market discount rates that reflect the credit and interest rate risk inherent in the loan, as well as estimates for operating expenses and prepayments. The estimate of maturity is based on the Company's historical experience with repayments for each loan classification, modified, as required, by an estimate of the effect of current economic and lending conditions.
           Fair value for significant nonperforming loans is based on estimated cash flows which are discounted using a rate commensurate with the risk associated with the estimated cash flows. Assumptions regarding credit risk, cash flows and discount rates are judgmentally determined using available market information and specific borrower information.
       (5) Deposits The fair value of demand and savings deposits is the amount payable on demand. The fair value of fixed maturity time deposits and certificates of deposit is estimated using the rates currently offered for deposits with similar remaining maturities.
       (6) Other Borrowed Funds Other borrowed funds represents treasury tax and loan deposits. The carrying amount is a reasonable estimate of fair value because the deposits are generally repaid within 1 to 120 days from the transaction date.



National Bankshares, Inc. and Subsidiaries

       (7) Commitments to Extend Credit and Standby Letters of Credit T h e only amounts recorded for commitments to extend credit, standby letters of credit and financial guarantees written are the deferred fees arising from these unrecognized financial instruments. These deferred fees are not deemed significant at December 31, 1996 and 1995, and as such, the related fair values have not been estimated.
   (O) Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of The Company adopted the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", on January 1, 1996. This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Adoption of this Statement did not have a material impact on the Company's financial position, results of operations or liquidity.
   (P) Reclassifications Certain reclassifications have been made to prior years' consolidated financial statements to place them on a basis comparable with the 1996 consolidated financial statements.

Note 2: Restrictions on Cash To comply with Federal Reserve regulations, the Company is required to maintain certain average reserve balances. The daily average reserve requirements were $2,914 and $2,530 for the weeks including December 31, 1996 and 1995, respectively.

Note 3: Securities   As discussed in  note 1(C), effective January  1, 1994, the
Company  adopted the  provisions  of  SFAS  No.  115,  "Accounting  for  Certain
Investments in Debt and Equity Securities". The cumulative effect of this change in accounting at January 1, 1994, was to increase securities available for sale by $414, decrease the net deferred tax asset by $141 and increase stockholders' equity by $273.
   The amortized costs, gross unrealized gains, gross unrealized losses and fair values for securities available for sale by major security type as of December 31, 1996 and 1995 are as follows:

                                                   December 31, 1996

                                                    Gross     Gross
                                       Amortized Unrealized Unrealized   Fair
   ($ In thousands)                      Costs     Gains      Losses    Values
                                       --------- ---------- ----------  ------
   Available for sale:
    U.S. Treasury                       $  8,740      116        (66)     8,790
    U.S. Government agencies and
     corporations                         33,840      149       (349)    33,640
    States and political subdivisions      8,688       86       (155)     8,619
    Mortgage-backed securities             4,568       12       (128)     4,452
    Other securities                       7,074       25        (66)     7,033
                                        --------   ------     ------    -------
      Total securities available for
       sale                             $ 62,910      388       (764)    62,534
                                        ========   ======     ======    =======



Notes to Consolidated Financial Statements

                                                   December 31, 1995

                                                    Gross     Gross
                                       Amortized Unrealized Unrealized   Fair
   ($ In thousands)                      Costs     Gains      Losses    Values
                                       --------- ---------- ----------  ------
   Available for sale:
    U.S. Treasury                       $ 14,991      352        (21)    15,322
    U.S. Government agencies and
     corporations                         42,586      476       (253)    42,809
    States and political subdivisions      7,613        3        (49)     7,567
    Mortgage-backed securities             4,748        8       (111)     4,645
    Other securities                       5,505       42        (20)     5,527
                                        --------   ------     ------    -------
      Total securities available for
       sale                             $ 75,443      881       (454)    75,870
                                        ========   ======     ======    =======

   The amortized costs and fair values of single maturity securities available for sale at December 31, 1996, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Mortgage-backed securities included in these totals are allocated based upon estimated cash flows at December 31, 1996.

                                               December 31, 1996

                                               Amortized   Fair
   ($ In thousands)                              Costs    Values
                                               --------- --------
   Due in one year or less                     $  6,768     6,764
   Due after one year through five years         22,325    22,276
   Due after five years through ten years        27,872    27,654
   Due after ten years                            5,144     5,032
   No maturity                                      801       808
                                               --------   -------
                                               $ 62,910    62,534
                                               ========   =======

   The amortized costs, gross unrealized gains, gross unrealized losses and fair values for securities held to maturity by major security type as of December 31, 1996 and 1995 are as follows:
                                                   December 31, 1996

                                                   Gross      Gross
                                       Amortized Unrealized Unrealized   Fair
   ($ In thousands)                      Costs     Gains      Losses    Values
                                       --------- ---------- ----------  ------
   Held to maturity:
    U.S. Treasury                       $ 11,547       36       (148)    11,435
    U.S. Government agencies and
     corporations                         54,804      215       (604)    54,415
    States and political subdivisions     34,144      530       (105)    34,569
    Mortgage-backed securities               767       29         ---       796
    Other securities                       7,448      103        (11)     7,540
                                        --------   ------     ------    -------
      Total securities held to
       maturity                         $108,710      913       (868)   108,755
                                        ========   ======     ======    =======



National Bankshares, Inc. and Subsidiaries

                                                   December 31, 1995

                                                   Gross      Gross
                                       Amortized Unrealized Unrealized   Fair
   ($ In thousands)                      Costs     Gains      Losses    Values
                                       --------- ---------- ----------  ------
   Held to maturity:
    U.S. Treasury                       $ 19,330      167        (32)    19,465
    U.S. Government agencies and
     corporations                         49,938      188        (16)    50,110
    States and political subdivisions     36,428      802       (202)    37,028
    Mortgage-backed securities               961       31        ---        992
    Other securities                       5,108       81         (6)     5,183
                                        --------   ------     ------    -------
      Total securities held to
       maturity                         $111,765    1,269       (256)   112,778
                                        ========   ======     ======    =======


   The amortized costs and fair values of single maturity securities held to maturity at December 31, 1996, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Mortgage-backed securities included in these totals are allocated based upon estimated cash flows at December 31, 1996.

                                              December 31, 1996

                                               Amortized   Fair
   ($ In thousands)                              Costs    Values
                                               ---------  ------

   Due in one year or less                     $ 18,781     18,820
   Due after one year through five years         55,493     55,480
   Due after five years through ten years        30,479     30,414
   Due after ten years                            3,957      4,041
                                               --------    -------
                                               $108,710    108,755
                                               ========    =======

   There were no sales of securities held to maturity during 1996, 1995 or 1994. The carrying value of securities pledged to secure public and trust deposits, and for other purposes as required or permitted by law, was $18,446 at December 31, 1996 and $16,262 at December 31, 1995.
   On November 15, 1995, the Financial Accounting Standards Board issued a Special Report, "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities." This Special Report contained a unique provision that allowed entities to, concurrent with the initial adoption of the implementation guidance but no later than December 31, 1995, reassess the appropriateness of the classifications of all securities held at the time. In connection with this one-time reassessment, the Company transferred securities classified as held to maturity with amortized costs of approximately $30,156 to available for sale securities, increased by the related unrealized gain in the amount of approximately $643 on December 1, 1995. Entities opting to make such a transfer could do so without bringing into question their ability and positive intent to hold the remaining held to maturity portfolio until maturity.




Notes to Consolidated Financial Statements

Note 4: Loans to Officers and Directors In the normal course of business, loans have been made to executive officers and directors of Bankshares and its subsidiaries. As of December 31, 1996 and 1995, there were direct loans to executive officers and directors of $2,567 and $3,332, respectively. In addition, there were loans of $2,145 and $2,550 at December 31, 1996 and 1995, respectively, which were endorsed by directors and/or executive officers or had been made to companies in which directors and/or executive officers had an equity interest.
   The following schedule summarizes amounts receivable from executive officers and directors of Bankshares and its subsidiaries, and their immediate families or associates:

                                                   Year ended
                                                  December 31,
   ($ In thousands)                                   1996
                                                  ------------
   Aggregate balance, beginning of year             $ 5,882
   Additions                                          3,449
   Collections                                       (4,619)
                                                    -------
   Aggregate balance, end of year                   $ 4,712
                                                    =======


Note 5: Nonperforming Assets, Past Due Loans, Impaired Loans and Allowance for Loan Losses Nonperforming assets consist of the following:

                                                        December 31,

   ($ In thousands)                             1996        1995        1994
                                               ------      ------      ------
   Nonaccrual loans                            $   616        718         420
   Restructured loans                              ---        ---         229
                                               -------     ------      ------

      Total nonperforming loans                    616        718         649
   Other real estate owned, net                    474        762       1,150
                                               -------     ------      ------
      Total nonperforming assets               $ 1,090      1,480       1,799
                                               -------     ------      ------

   Accruing loans past due 90 days or more     $   458        574         490
                                               =======     ======      ======


   There were no material commitments to lend additional funds to customers whose loans were classified as nonperforming at December 31, 1996.












National Bankshares, Inc. and Subsidiaries

   The following table shows the interest that would have been earned on nonaccrual and restructured loans if they had been current in accordance with their original terms and the recorded interest that was earned and included in income on these loans:

                                                  Years ended December 31,
   ($ In thousands)                             1996        1995        1994
                                               ------      ------      ------
   Scheduled interest:
    Nonaccrual loans                           $    68         59          38
    Restructured loans                             ---        ---          19
                                               -------     ------      ------
      Total scheduled interest                 $    68         59          57
                                               =======     ======      ======

   Recorded interest:
    Nonaccrual loans                           $    24          5           1
    Restructured loans                             ---        ---           9
                                               -------     ------      ------
      Total recorded interest                  $    24          5          10
                                               =======     ======      ======


   Changes in the valuation allowance for other real estate owned are as follows:

                                                  Years ended December 31,

   ($ In thousands)                             1996        1995        1994
                                               ------      ------      ------
   Balances, beginning of year                 $    91         49         409
   Provision for other real estate owned             5        124         ---
   Write-offs                                      ---        (82)       (360)
                                               -------     ------      ------

      Balances, end of year                    $    96         91          49
                                               =======     ======      ======


   As discussed in note 1(D), effective January 1, 1995, the Company adopted the provisions of SFAS No. 114, as amended by SFAS No. 118. At December 31, 1996, the recorded investment in loans which have been identified as impaired loans, in accordance with SFAS No. 114, totaled $725. Of this amount, $354 related to loans with no valuation allowance and $371 related to loans with a corresponding valuation allowance of $290. At December 31, 1995, the recorded investment in loans which have been identified as impaired loans totaled $837. Of this amount, $133 related to loans with no valuation allowance and $704 related to loans with a corresponding valuation allowance of $419.
   For the year ended December 31, 1996, the average recorded investment in impaired loans was approximately $800, and the total interest income recognized on impaired loans was $33 of which $23 was recognized on a cash basis. For the year ended December 31, 1995, the average recorded investment in impaired loans was approximately $906, and the total interest income recognized on impaired loans was $47 of which $5 was recognized on a cash basis. The balance of




Notes to Consolidated Financial Statements

impaired loans at January 1, 1995 totaled approximately $812. The initial adoption of SFAS No. 114 did not require an increase to the Company's allowance for loan losses. The impact of SFAS No. 114, as amended by SFAS No. 118, was immaterial to the Company's consolidated financial statements as of and for the year ended December 31, 1995.
   Changes in the allowance for loan losses are as follows:

                                                  Years ended December 31,

   ($ In thousands)                             1996        1995        1994
                                               ------      ------      ------

   Balances, beginning of year                 $ 2,625      2,551       2,583
   Provision for loan losses                       331        282         553
   Recoveries                                      125         83          54
   Loans charged off                              (506)      (291)       (639)
                                               -------     ------      ------

   Balances, end of year                       $ 2,575      2,625       2,551
                                               =======     ======      ======


Note 6: Bank Premises and Equipment Bank premises and equipment stated at cost, less accumulated depreciation, are as follows:

                                                  December 31,

   ($ In thousands)                             1996        1995
                                               ------      ------

   Premises                                    $ 5,787      5,511
   Furniture and equipment                       3,936      3,764
   Construction-in-progress                        249         30
                                               -------     ------
                                                 9,972      9,305
   Less accumulated depreciation                (4,935)    (4,626)
                                               -------     ------
      Total bank premises and equipment        $ 5,037      4,679
                                               =======     ======


   The Company leases a branch facility as well as certain other office space under noncancellable operating leases that expire over the next seven years. The future minimum lease payments under these leases (with initial or remaining lease terms in excess of one year) as of December 31, 1996 are:


          Years ending December 31,            Amount
                                               ------

   1997                                         $ 83
   1998                                           60
   1999                                           36
   2000                                           13
   2001                                           13
   Later years through 2003                       23
                                                ----
                                                $228
                                                ====




National Bankshares, Inc. and Subsidiaries

Note 7: Time Deposits Included in time deposits are certificates of deposit and other time deposits of $100 or more in the aggregate amounts of $37,414 at December 31, 1996 and $35,127 at December 31, 1995. At December 31, 1996, the scheduled maturities of time deposits are as follows: $120,448 in 1997; $19,701 in 1998; $3,137 in 1999; $24,530 in 2000; $563 in 2001; and $141 thereafter.

Note 8: Employee Benefit Plans NBB has a Retirement Accumulation Plan qualifying under IRS Code Section 401(k). Eligible participants in the plan can contribute up to 10% of their total annual compensation to the plan. Employee contributions are matched by NBB based on a percentage of an employee's total annual compensation contributed to the plan. For the years ended December 31, 1996, 1995 and 1994, NBB contributed $83, $78 and $76, respectively, to the plan.
   Bankshares has a nonleveraged Employee Stock Ownership Plan (ESOP) which enables employees with one year of service who have attained the age of 21 prior to the plan's January 1 and July 1 enrollment dates to own Bankshares common stock. Contributions to the ESOP are determined annually by the Board of Directors. Contribution expense amounted to $200, $163 and $145 for the years ended December 31, 1996, 1995 and 1994, respectively. Dividends on ESOP shares are charged to retained earnings. As of December 31, 1996, the number of allocated shares held by the ESOP was 47,560 and the number of unallocated shares was 17,236. All shares held by the ESOP are treated as outstanding in computing the Company's net income per share. Bankshares or the ESOP has the right of first refusal for any shares distributed to a participant in the event the participant elects to sell the shares. Upon reaching age 55 with ten years of plan participation, a vested participant has the right to diversify 50% of his or her allocated ESOP shares and Bankshares or the ESOP, with the agreement of the Trustee, would be obligated to purchase those shares. The ESOP contains a put option which allows a withdrawing participant to require Bankshares or the ESOP, if the plan administrator agrees, to purchase his or her allocated shares if the shares are not readily tradeable on an established market at the time of its distribution. Accordingly, at December 31, 1996, 64,796 shares of stock held by the ESOP, at their estimated fair value, which is based on the most recent available independent valuation, is recorded outside of stockholders' equity. Bankshares does not anticipate any material cash requirements in each of the next five years relating to the ESOP.
   The Company also sponsors two separate noncontributory defined benefit pension plans which cover substantially all of its employees. The pension plans' benefit formulas generally base payments to retired employees upon their length of service and a percentage of qualifying compensation during their final years of employment. The NBB pension plan's assets are invested principally in U.S. Government agency obligations (53%), mutual funds (22%), and equity securities (18%). The BTC pension plan's assets are invested principally in BTC certificates of deposit (29%), U.S. Government agency obligations (26%), U.S. Treasury securities (25%), and money market funds (18%).














Notes to Consolidated Financial Statements


   The plans' funded status at December 31, 1996 and 1995 is as follows:
                                                              December 31,

   ($ In thousands)                                         1996        1995
                                                           ------      ------
   Actuarial present value of benefit obligations:
    Accumulated benefit obligation, including vested
     benefits of $3,148 in 1996 and $3,110 in 1995        $  3,252      3,210
                                                          ========    =======
   Projected benefit obligation for service rendered to
    date                                                    (5,160)    (5,094)
   Plan assets at fair value                                 3,950      3,498
                                                          --------    -------
      Projected benefit obligation in excess of plan
       assets                                               (1,210)    (1,596)

   Unrecognized net transition asset                          (228)      (251)
   Unrecognized net loss from past experience different
    from that assumed                                          989      1,438
   Prior service cost not yet recognized in net pension
    cost                                                       246        262
                                                          --------    -------
      Net accrued pension cost (includes accrued
       pension cost of $346 in 1996 and $276 in 1995
       included in other liabilities, and prepaid
       pension cost of $143 in 1996 and $129 in 1995
       included in other assets)                          $   (203)      (147)
                                                          ========    =======

   Net pension cost includes the following (income) expense components:

                                                  Years ended December 31,

   ($ In thousands)                             1996        1995        1994
                                               ------      ------      ------
   Service cost-benefits earned during the
    year                                        $  327        223         273
   Interest cost on projected benefit
    obligation                                     353        288         281
   Actual return on plan assets                   (185)      (304)        (13)
   Net amortization and deferral                   (92)        19        (240)
                                               -------     ------      ------
      Net pension cost                         $   403        226         301
                                               =======     ======      ======

   Assumptions used in accounting for the pension plans as of December 31, 1996, 1995 and 1994 are as follows:

                                               NBB                  BTC

                                        1996   1995   1994   1996   1995   1994
                                        ----   ----   ----   ----   ----   ----
   Weighted average discount rate      7.75%    7%    8.5%    7%      7%    8%
   Expected long-term rate of return      9%    9%      9%    9%    7.5%    8%
   Rate of increase in future
    compensation                          5%    5%      5%    5%      5%    5%




National Bankshares, Inc. and Subsidiaries

Note 9: Income Taxes  Total income taxes were allocated as follows:

                                         Years ended December 31,

   ($ In thousands)                      1996      1995      1994
                                         ----      ----      ----

   Income                              $ 2,341     1,933     1,844
   Stockholders' equity, for net
    unrealized gains (losses) on
    securities available for sale
    recognized for financial
    reporting purposes                    (273)    1,047      (882)
                                       -------    ------    ------
      Total income taxes               $ 2,068     2,980       962
                                       =======    ======    ======


   The components of federal income tax expense attributable to income before income tax expense are as follows:

                                         Years ended December 31,

   ($ In thousands)                      1996      1995      1994
                                         ----      ----      ----

   Current                             $ 2,345     2,053     1,876
   Deferred                                 (4)     (120)      (32)
                                       -------    ------    ------

      Total income tax expense         $ 2,341     1,933     1,844
                                       =======    ======    ======

   Taxes resulting from securities transactions amounted to a tax expense of $33 for the year ended December 31, 1996, $62 for the year ended December 31, 1995, and a tax benefit of $5 for the year ended December 31, 1994.
   The following is a reconciliation of the "expected" income tax expense, computed by applying the U.S. Federal income tax rate of 34% to income before income tax expense, with the reported income tax expense:

                                         Years ended December 31,

   ($ In thousands)                      1996      1995      1994
                                         ----      ----      ----

   Expected income tax expense (34%)   $ 2,876     2,536     2,430
   Tax-exempt interest income             (756)     (744)     (740)
   Nondeductible interest expense           99        88        75
   Other, net                              122        53        79
                                       -------    ------    ------

      Reported income tax expense      $ 2,341     1,933     1,844
                                       =======    ======    ======










Notes to Consolidated Financial Statements

   The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1996 and 1995 are presented below:

                                                 December 31,
   ($ In thousands)                             1996      1995
                                                ----      ----
   Deferred tax assets:
     Loans, principally due to allowance for
      loan losses and unearned fee income $ 545 560 Other real estate owned, principally
      due to valuation allowance                   33       33
     Deferred compensation and other
      liabilities, due to accrual for
      financial reporting purpose                 138      115
     Deposit intangibles and goodwill              35       28
     Nonaccrual interest on loans                  23       19
     Community development corporation
      related tax credit                           30       34
     Net unrealized losses on securities
      available for sale                          128      ---
                                               ------   ------

       Total gross deferred tax assets            932      789
       Less valuation allowance                   ---      ---
                                               ------   ------
       Net deferred tax assets                    932      789
                                               ------   ------
   Deferred tax liabilities:
     Bank premises and equipment,
      principally due to differences in
      depreciation                                (12)     (20)
     Securities, due to differences in
      discount accretion                          (43)     (30)
     Other assets                                 (55)     (49)
     Net unrealized gains on securities
      available for sale                          ---     (145)
                                               ------   ------
       Total gross deferred liabilities          (110)    (244)
                                               ------   ------
       Net deferred tax asset included in
        other assets                           $  822      545
                                               ======   ======



   The Company has determined that a valuation allowance for the gross deferred tax assets is not necessary at December 31, 1996 and 1995, due to the fact that the realization of the entire gross deferred tax assets can be supported by the amount of taxes paid during the carryback period available under current tax laws.








National Bankshares, Inc. and Subsidiaries

Note 10: Common Stock Transactions During 1994, the ESOP purchased 4,480 shares of the common stock of Bankshares at a price of $19.35 per share. There was no stock purchased from Bankshares by the ESOP in 1996 and 1995. The net proceeds from the stock issuance in 1994 have been credited to common stock and surplus.

Note 11: Restrictions on Payments of Dividends and Capital Requirements Bankshares' principal source of funds for dividend payments is dividends received from its subsidiary banks. For the years ended December 31, 1996, 1995 and 1994, dividends received from subsidiary banks were $1,901, $1,055 and $1,133, respectively.
   Bank regulatory agencies restrict, without prior approval, the total dividend payments of a bank in any calendar year to the bank's retained net income of that year to date, as defined, combined with its retained net income of the preceding two years, less any required transfers to surplus. At December 31, 1996, retained net income which was free of such restriction amounted to approximately $7,572.
   Bankshares and its subsidiaries are subject to various regulatory capital requirements administered by the bank regulatory agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Bankshares and its subsidiaries must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. Bankshares' and its subsidiaries' capital amounts and classification are also subject to qualitative judgments by regulators about components, risk weightings and other factors.
   Quantitative measures established by regulation to ensure capital adequacy require Bankshares and its subsidiaries to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 1996, that Bankshares and its subsidiaries meet all capital adequacy requirements to which they are subject.
   As of December 31, 1996, the most recent notifications from the appropriate regulatory authorities categorized Bankshares and its subsidiaries as adequately capitalized under the regulatory framework for prompt corrective action. To be categorized as adequately capitalized, Bankshares and its subsidiaries must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since those notifications that management believes have changed Bankshares' and its subsidiaries' category.
















Notes to Consolidated Financial Statements

   Bankshares' and its subsidiaries' actual regulatory capital amounts and ratios are also presented in the following tables.

                                                                   To Be Well
                                               For Capital     Capitalized Under
                                 Actual     Adequacy Purposes  Prompt Corrective
                                                               Action Provisions

   ($ In thousands)          Amount  Ratio   Amount    Ratio    Amount     Ratio
                             ------  -----   ------    -----    ------     -----
   December 31, 1996:
   Total capital (to risk
    weighted assets)

    Bankshares consolidated  $53,193 23.00%    18,497      8%     n/a        n/a
    NBB                       26,175 16.29%    12,855      8%   16,069       10%
    BTC                       27,007 38.30%     5,642      8%    7,052       10%

   Tier I capital (to risk
    weighted assets):
    Bankshares consolidated  $50,618 21.89%     9,249      4%     n/a        n/a

    NBB                       24,171 15.04%     6,428      4%    9,641        6%
    BTC                       26,436 37.49%     2,821      4%    4,231        6%
   Tier I capital (to
    average assets):
    Bankshares consolidated  $50,618 12.96%    15,620      4%     n/a        n/a

    NBB                       24,171 11.20%     8,636      4%   10,795        5%
    BTC                       26,436 15.14%     6,984      4%    8,730        5%

                                                                   To Be Well
                                               For Capital     Capitalized Under
                                 Actual     Adequacy Purposes  Prompt Corrective
                                                               Action Provisions

   ($ In thousands)          Amount  Ratio   Amount    Ratio    Amount     Ratio
                             ------  -----   ------    -----    ------     -----
   December 31, 1995:
   Total capital (to risk
    weighted assets)
    Bankshares consolidated  $48,350 24.47%    15,799      8%     n/a        n/a
    NBB                       22,272 16.21%    10,991      8%   13,739       10%
    BTC                       25,991 43.24%     4,808      8%    6,011       10%

   Tier I capital (to risk
    weighted assets):
    Bankshares consolidated  $46,083 23.33%     7,900      4%     n/a        n/a
    NBB                       20,550 14.96%     5,496      4%    8,244        6%
    BTC                       25,446 42.33%     2,404      4%    3,607        6%

   Tier I capital (to
    average assets):
    Bankshares consolidated  $46,083 12.25%    15,051      4%     n/a        n/a
    NBB                       20,550 10.27%     8,007      4%   10,009        5%
    BTC                       25,446 14.45%     7,044      4%      881        5%






National Bankshares, Inc. and Subsidiaries

Note 12: Parent Company Financial Information Condensed financial information of National Bankshares, Inc. (Parent) is presented below:

                    Condensed Balance Sheets

                                                                December 31,

 ($ In thousands)                                              1996     1995
                                                               ----     ----
 Assets        Cash due from subsidiaries                    $    20         14
               Investment in subsidiaries, at equity          51,434     48,067
               Refundable income taxes due from
                subsidiaries                                      25        113
                                                             -------    -------

                Total assets                                 $51,479     48,194
                                                             =======    =======

 Liabilities   Other liabilities                             $    35         40
 and                                                         -------    -------
 Stockholders' Common stock subject to ESOP put option
 Equity         (note 8)                                       1,643        ---
                                                             -------    -------
               Stockholders' equity (notes 9, 10, 11 and
                17):
               Preferred stock of no par value.  Authorized
                5,000,000 shares; none issued and
                outstanding                                      ---        ---
               Common stock of $2.50 par value.  Authorized
                5,000,000 shares; issued and outstanding
                3,792,833 shares                               9,482      9,482
               Retained earnings                              42,210     38,390
               Net unrealized gains (losses) on securities
                available for sale                              (248)       282
               Common stock subject to ESOP put option
                (64,796 shares at $25.35 per share)(note 8)   (1,643)       ---
                                                             -------    -------
                Total stockholders' equity                    49,801     48,154

               Commitments and contingent liabilities
                (notes 6, 8 and 14)
                                                             -------    -------
                Total liabilities and stockholders' equity   $51,479     48,194
                                                             =======    =======
















Notes to Consolidated Financial Statements

                         Condensed Statements of Income

                                                      Years ended December 31,

 ($ In thousands)                                       1996    1995     1994
                                                        ----    ----     ----

 Income        Dividends from subsidiaries (note 11)   $ 1,901   1,055    1,133
 Expenses      Other expenses                              232     285      127
                                                       ------- -------  -------
               Income before income tax benefit and
                equity in undistributed net income
                of subsidiaries                          1,669     770    1,006
               Applicable income tax benefit                41      97       43
                                                       ------- -------  -------
               Income before equity in undistributed
                net income of subsidiaries               1,710     867    1,049
               Equity in undistributed net income of
                subsidiaries                             4,407   4,658    4,254
                                                       ------- -------  -------
                Net income                             $ 6,117   5,525    5,303
                                                       ======= =======  =======

                       Condensed Statements of Cash Flows

                                                      Years ended December 31,

 ($ In thousands)                                      1996     1995     1994
                                                       ----     ----     ----

 Cash Flows    Net income                             $ 6,117   5,525     5,303
 from          Adjustments to reconcile net income
 Operating      to net cash provided by operating
 Activities     activities:
                Equity in undistributed net income
                 of subsidiaries                       (4,407) (4,658)  (4,254)
                (Increase) decrease in other assets       ---       3       (2)
                (Increase) decrease in refundable
                 income taxes due from subsidiaries        88     162      (43)
                Increase (decrease) in other
                 liabilities                               (5)     (9)      20
                                                      -------  ------   ------
                  Net cash provided by operating
                   activities                           1,793   1,023    1,024
                                                      -------  ------   ------
 Cash Flows    Cash flows from financing activities:
 from             Purchase of common stock of
 Financing      subsidiaries                              ---     ---      (86)
 Activities       Net proceeds from issuance of
                common stock                              ---     ---       86
                  Dividends paid                       (1,787) (1,080)    (993)
                                                      -------  ------   ------
                  Net cash used in financing
                   activities                          (1,787) (1,080)    (993)
                                                      -------  ------   ------
               Net increase (decrease) in cash              6     (57)      31
               Cash due from subsidiary at beginning
                of year                                    14      71       40
                                                      -------  ------   ------
               Cash due from subsidiary at end of
                year                                  $    20      14       71
                                                      =======  ======   ======



National Bankshares, Inc. and Subsidiaries

Note 13: Supplemental Cash Flow Information The Company paid $13,080, $12,533 and $10,644 for interest and $1,839, $1,942 and $2,159 for income taxes, net of refunds, in 1996, 1995 and 1994, respectively. Noncash investing activities consisted of $506, $291 and $639 of loans charged against the allowance for loan losses in 1996, 1995 and 1994, respectively. Noncash investing activities also included $28 in 1996 and $26 in 1994 of loans transferred to other real estate owned. In addition, for the years ended December 31, 1996 , 1995 and 1994, noncash investing activities included changes in net unrealized gains (losses) on securities available for sale of ($803), $3,080 and ($2,595), respectively, changes in deferred tax assets included in other assets of $273, ($1,047) and $882, respectively, and changes in net unrealized gains (losses) on securities available for sale included in stockholders' equity of ($530), $2,033 and ($1,713), respectively. See note 3 for noncash transfers of securities.

Note 14: Financial Instruments with Off-Balance Sheet Risk The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated balance sheets. The contract amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.
   The Company's exposure to credit loss, in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit, is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.
   The Company may require collateral or other security to support the following financial instruments with credit risk:

                                                           December 31,

   ($ In thousands)                                      1996       1995
                                                         ----       ----

   Financial instruments whose contract amounts
    represent credit risk:
           Commitments to extend credit                $ 32,087     32,378
                                                       ========     ======
           Standby letters of credit                   $  1,380      1,969
                                                       ========     ======

   Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if required by the Company upon extension of credit, is based on management's credit evaluation of the customer. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment and income-producing commercial properties. Extensions of credit arising from these commitments are predominantly variable rate in nature; the principal exception being construction loans which are at fixed rates, but have terms generally less than one year.




Notes to Consolidated Financial Statements

   Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment and income-producing commercial properties.
   The Company originates mortgage loans for sale to secondary market investors subject to contractually specified and limited recourse provisions. In 1996, the Company originated $17,907 and sold $18,271 to investors, compared to $15,515 originated and $15,027 sold in 1995. Every contract with each investor contains certain recourse language. In general, the Company may be required to repurchase a previously sold mortgage loan if there is major noncompliance with defined loan origination or documentation standards, including fraud, negligence or material misstatement in the loan documents. Repurchase may also be required if necessary governmental loan guarantees are canceled or never issued, or if an investor is forced to buy back a loan after it has been resold as a part of a loan pool. In addition, the Company may have an obligation to repurchase a loan if the mortgagor has defaulted early in the loan term. This potential default period is approximately twelve months after sale of a loan to the investor. Sold loans with potential recourse totaled approximately $18,271 at December 31, 1996.

Note 15: Concentrations of Credit Risk The Company does a general banking business, serving the commercial, agricultural and personal banking needs of its customers. NBB's trade territory, commonly referred to as the New River Valley, consists of Montgomery and Giles Counties, Virginia and portions of adjacent counties. NBB's operating results are closely correlated with the economic trends within this area which are, in turn, influenced by the area's three largest employers, Virginia Polytechnic Institute and State University, Montgomery County Schools and Hoechst-Celanese. Other industries include a wide variety of manufacturing, retail and service concerns. Most of BTC's business originates from the communities of Tazewell and Bluefield and other communities in Tazewell County, Virginia and in Mercer County, West Virginia. BTC's service area has largely depended on the coal mining industry and farming for its economic base. In recent years, coal companies have mechanized and reduced the number of persons engaged in the production of coal. There are still a number of support industries for the coal mining business that continue to provide employment in the area. Additionally, several new businesses have been established in the area and Bluefield, West Virginia has begun to emerge as a regional medical center. The ultimate collectibility of the loan portfolios and the recovery of the carrying amounts of repossessed property are susceptible to changes in the market conditions of these areas.
   At December 31, 1996 and 1995, approximately $71 million and $52 million, respectively, of the loan portfolio were concentrated in commercial real estate. This represents approximately 36% and 34% of the loan portfolio at December 31, 1996 and 1995, respectively. Included in commercial real estate at December 31, 1996 and 1995 was approximately $49 million and $25 million, respectively, in loans for college housing and professional office buildings. Loans for the purpose of acquiring residential real estate were approximately $60 million and $56 million at December 31, 1996 and 1995, respectively. This represents approximately 31% and 34% of the loan portfolio at December 31, 1996 and 1995, respectively. Loans primarily for the purpose of purchasing automobiles were approximately $29 million and $25 million at December 31, 1996 and 1995, respectively. This represents approximately 15% of the loan portfolio at December 31, 1996 and 1995.




National Bankshares, Inc. and Subsidiaries

   The Company has established operating policies relating to the credit process and collateral in loan originations. Loans to purchase real and personal property are generally collateralized by the related property and with loan amounts established based on certain percentage limitations of the property's total stated or appraised value. Credit approval is primarily a function of collateral and the evaluation of the creditworthiness of the individual borrower or project based on available financial information.

Note 16: Fair Value of Financial Instruments The estimated fair values of the Company's financial instruments at December 31, 1996 and 1995 are as follows:


                                                 December 31,
                                         1996                     1995

                               Carrying    Estimated    Carrying    Estimated
   ($ In thousands)             Amount     Fair Value    Amount     Fair Value
                               --------    ----------   --------    ----------

   Financial assets:
      Cash and due from banks  $ 10,080      10,080       10,055      10,055
      Federal funds sold          1,910       1,910        7,725       7,725
      Securities                171,244     171,289      187,635     188,648
      Mortgage loans held for
       sale                         516         516          880         880
      Loans, net                193,598     192,201      163,193     163,290
                               --------     -------      -------     -------
    Total financial assets     $377,348     375,996      369,488     370,598
                               ========     =======      =======     =======
   Financial liabilities:
      Deposits                 $334,584     331,758      330,313     334,066
      Other borrowed funds          627         627          161         161
                               --------     -------      -------     -------
    Total financial
     liabilities               $335,211     332,385      330,474     334,227
                               ========     =======      =======     =======


   Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgements regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and therefore cannot be determined with precision. Changes in assumptions could significantly affect these estimates.
   Fair value estimates are based on existing on-and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets that are not considered financial assets include deferred tax assets and bank premises and equipment. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.




Notes to Consolidated Financial Statements

Note 17: Business Combination On June 1, 1996, Bankshares issued 1,888,209 shares of its common stock in a one-for-one exchange for all the outstanding common stock of Bank of Tazewell County, Tazewell, Virginia. This business combination has been accounted for as a pooling-of-interests and, accordingly, the consolidated financial statements for the periods prior to the combination have been restated to include the accounts and results of operations of Bank of Tazewell County. There were no adjustments of a material amount resulting from Bank of Tazewell County's adoption of Bankshares' accounting policies.
   In May, 1996, Bankshares declared a stock split of .11129 per share effected in the form of a stock dividend to the holders of Bankshares common stock just prior to the merger effective date to facilitate the one-for-one common stock exchange ratio. All stockholders' equity accounts, share and per share data have been adjusted retroactively to reflect the stock split.
   The results of operations previously reported by the separate enterprises and the combined amounts presented in the accompanying financial statements are summarized below:

                                   Six months
                                 ended June 30,     Years ended December 31,
   ($ In thousands)                   1996            1995            1994
                                      ----            ----            ----

   Revenues:
    National Bankshares, Inc.       $  9,286         17,848          16,169
    Bank of Tazewell County            6,166         12,628          11,940
                                    --------         ------          ------

   Combined                         $ 15,452         30,476          28,109
                                    ========         ======          ======
   Net Income:
    National Bankshares, Inc.       $  1,883          3,256           2,916
    Bank of Tazewell County            1,106          2,269           2,387
                                    --------         ------          ------

   Combined                         $  2,989          5,525           5,303
                                    ========         ======          ======

Note 18: Future Accounting Considerations In June 1996, the Financial Accounting Standards Board issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". SFAS No. 125 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996 and is to be applied prospectively. This Statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities based on consistent application of a financial-components approach that focuses on control. It distinguishes transfers of financial assets that are sales from transfers that are secured borrowings. Management of the Company does not expect that adoption of SFAS No. 125 will have a material impact on the Company's financial position, results of operations or liquidity.










The National Bank of Blacksburg Board of Directors

                         Robert E. Christopher, Jr.
                         Chairman of the Board
 PICTURE OF ROBERT       Retired
E. CHRISTOPHER, JR.,
CHARLES L. BOATWRIGHT    Charles L. Boatwright
AND JAMES G. RAKES       Vice Chairman of the Board
                         Physician

                         James G. Rakes
                         National Bankshares, Inc.
                         The National Bank
                         President and
                         Chief Executive Officer

                         James M. Shuler
                         Companion Animal Clinic, Inc.
                         President
                         Virginia House of Delegates        PICTURE OF
                         Delegate                           JAMES M. SHULER, L.
                                                            ALLEN BOWMAN AND
                         L. Allen Bowman                    PAUL A. DUNCAN
                         Litton Poly-Scientific
                         Retiring President

                         Paul A. Duncan
                         Holiday Motor Corp.
                         President

                         Jeffrey R. Stewart
                         Educational Consultant
 PICTURE OF
JEFFREY R. STEWART,      J. Lewis Webb, Jr.
J. LEWIS WEBB, JR. AND   Dentist
PAUL P. WISMAN
                         Paul P. Wisman
                         Grundy National Bank
                         Vice President of Investments
                         Nicewonder Investments
                         Manager of Assets



The National Bank of Blacksburg Advisory Boards

Montgomery County  Advisory Board   Dan  A. Dodson, James  L. Dowdy,  W. Clinton
Graves, James J. Owen, Arlene A. Saari, James C. Stewart, T. Cooper Via

Giles Advisory Board Paul B. Collins, John H. Givens, Jr., Ross E. Martin, Kenneth L. Rakes, Scarlet B. Ratcliffe, H.M. Scanland, Jr., Buford Steele










Bank of Tazewell County Board of Directors

                         Alonzo A. Crouse
                         Bank of Tazewell County
 PICTURE OF              Executive Vice President,
ALONZO A. CROUSE, CARL   Secretary and Cashier
C. GILLESPIE AND R. E.
DODSON                   Carl C. Gillespie
                         Honorary Chairman of the Board
                         Attorney

                         R.E. Dodson
                         Bank of Tazewell County
                         President and
                         Chief Executive Officer

                         James A. Deskins
                         Deskins Super Market, Inc.
                         President                          PICTURE OF
                                                            JAMES A. DESKINS,
                         Ralph S. Bailey                    RALPH S. BAILEY AND
                         Retired                            JAMES S. GILLESPIE,
                                                            JR.
                         James S. Gillespie, Jr.
                         Jim Sam Gillespie Farm
                         President

                         E.P. Greever
                         Retired
 PICTURE OF
E.P. GREEVER, WILLIAM    William T. Peery
T. PEERY, CHARLES E.     Cargo Oil Co., Inc.
GREEN, III AND JACK H.   President
HARRY
                         Charles E. Green, III
                         Equitable Financial Services
                         District Manager

                         Jack H. Harry
                         Harry's Enterprises, Inc.
                         President

                         J.M. Pope
                         Retired
                                                            PICTURE OF
                         James G. Rakes                     J.M. POPE, JAMES G.
                         National Bankshares, Inc.          RAKES AND WILLIAM H.
                         The National Bank                  VANDYKE
                         President and
                         Chief Executive Officer

                         William H. VanDyke
                         Candlewax Smokeless Fuel Co.
                         Vice President

                         T.C. Bowen, Jr.
                         Chairman of the Board
                         Attorney




National Bankshares, Inc. Board of Directors


                         James G. Rakes
                         National Bankshares, Inc.
 PICTURE OF              The National Bank
JAMES G. RAKES, ROBERT   President and
E. CHRISTOPHER, JR. AND  Chief Executive Officer
R.E. DODSON
                         Robert E. Christopher, Jr.
                         Chairman of the Board
                         Retired

                         R.E. Dodson
                         Bank of Tazewell County
                         President and
                         Chief Executive Officer


                         Alonzo A. Crouse
                         Bank of Tazewell County
                         Executive Vice President,          PICTURE OF
                         Secretary and Cashier              ALONZO A. CROUSE,
                                                            T.C. BOWEN, JR. AND
                         T.C. Bowen, Jr.                    CHARLES L.
                         Attorney                           BOATWRIGHT

                         Charles L. Boatwright
                         Vice Chairman of the Board
                         Physician


                         Paul A. Duncan
                         Holiday Motor Corp.
 PICTURE OF              President
PAUL A. DUNCAN, WILLIAM
T. PEERY AND JEFFREY R.  William T. Peery
STEWART                  Cargo Oil Co., Inc.
                         President

                         Jeffrey R. Stewart
                         Educational Consultant




















Corporate Information

NATIONAL BANKSHARES, INC. OFFICERS    James G. Rakes
                                      President and Chief Executive Officer

                                      Marilyn B. Buhyoff
                                      Secretary and Counsel

                                      F. Brad Denardo
                                      Corporate Officer

                                      Shelby M. Evans
                                      Corporate Compliance Officer

                                      Joan C. Nelson
                                      Treasurer

                                      David K. Skeens
                                      Corporate Auditor

ANNUAL MEETING   The Annual  meeting of  stockholders will be  held on  Tuesday,
April 8, 1997 at 3:00 p.m. at the Best Western Red Lion Inn, 900 Plantation Road, Blacksburg, Virginia.

REQUESTS FOR INFORMATION Analysts, investors and those seeking financial information should contact:
                         James G. Rakes
                         President and Chief Executive Officer
                         540/552/2011 or
                         800/552/4123

                         Those seeking general stockholder information should contact:
                         Marilyn B. Buhyoff
                         Secretary
                         540/552/2011 or
                         800/552/4123

FORM 10-K A form 10-K Report filed with the Securities and Exchange Commission is available to stockholders without charge upon written request to the Secretary of National Bankshares, Inc., 100 South Main Street, P.O. Box 90002, Blacksburg, VA 24062-9002

CORPORATE OFFICE                           REGISTERED AGENT
          National Bankshares, Inc.             James G. Rakes
          100 South Main Street                 100 South Main Street
          Blacksburg, VA 24060                  Blacksburg, VA 24060
          P.O. Box 90002                        P.O. Box 90002
          Blacksburg, VA 24062-9002             Blacksburg, VA 24062-9002









































                               National Bankshares

                      100 South Main Street/P.O. Box 90002
                           Blacksburg, Virginia  24062