Form 10-K, Exhibit 13
period 1998-12-31
NATIONAL BANKSHARES INC
filed 1999-03-12
CIK 796534

National Bankshares
























































                              1998 Annual Report







                             Financial Highlights

                                 $ In thousands, except per share data.

                                              1998     1997      1996
                                              ----     ----      ----
        Net income                          $  6,798     6,560    6,117
        Basic net income per share              1.79      1.73     1.61
        Cash dividends declared per share       0.74      0.68     0.62
        Book value per share                   16.00     14.73    13.56

        Loans, net                          $236,578   214,552  193,598
        Total securities                     166,754   149,974  171,244
        Total assets                         445,166   402,907  388,850
        Total deposits                       382,696   344,867  334,584
        Stockholders' equity                  58,503    54,029   49,801











                                   Contents



                    To Our Stockholders                  2

                    Selected Consolidated
                     Financial Data                      4

                    Management's Discussion and
                     Analysis                            5

                    Independent Auditors' Report        13

                    Consolidated Financial
                     Statements                         14

                    Notes to Consolidated
                     Financial Statements               18

                    Board of Directors                  38

                    Corporate Information               41



                              National Bankshares

     "Picture of James G.          from $0.68  per share  in 1997  to $0.74
   Rakes, President & CEO of       per share in 1998.
 National Bankshares, Inc. and
      the National Bank"                Bank of Tazewell County began a new
                                   era  in  May  of  1998 when  Cameron  L.
To Our Stockholders                Forrester joined the  bank as  President
     National Bankshares, Inc.     and   Chief   Executive  Officer.     In
experienced  a year  of growth     addition  to  many   years  of   banking
and  change  in  1998.    Your     experience,  Mr.  Forrester  brings  his
company ended the year with strong community bank lending background total assets of $445.17 and his connections in the area to the million, an increase of 10.49% management team at BTC. Bank employees over 1997. Total loans and were very positive during the leadership total deposits each grew by transition, and they are working more than 10%, with total throughout the organization to reach
loans   10.05%   above    1997     challenging new goals.
figures and  total deposits up
by  10.97% over last  year.  A              "Picture of Cameron L.
portion of  these increases is           Forrester, President & CEO of
attributable  to The  National             Bank of Tazewell County,
Bank's   acquisition  of   the             shaking hands with fellow
office  in Galax,  Virginia in                     employee"
April  1998.   However,  loans
and deposits grew  at all  NBB          One  goal of both  Bank of Tazewell
offices   and   at   Bank   of     County's  and  National Bankshares'  was
Tazewell County as well.           met late in 1998, when BTC completed the
     With good  economic times     conversion  from  its previous  in-house
and mortgage loan interest information processing system. The bank rates near historic lows, 1998 now has an updated computer network, and was an exceptional year for BTC is processing its work using The construction and secondary National Bank's host computer hardware market mortgage lending. At and software. The Tazewell computer year-end, the banks had a conversion marked the end of a two year total of nearly $12.83 million long, company wide project that also in outstanding construction included NBB's 1997 purchase of a new loans, up 50.73% from the end host computer. This investment in of 1997. Even more remarkable infrastructure permits more efficient is the total of loans operations and offers some economies of originated by our secondary scale. In addition, it supports state market mortgage lenders, an of the art banking services for the increase of nearly 117% over customers of The National Bank and Bank
last year.                         of Tazewell County.

      "Picture of a newly              "Picture of Two Bank of Tazewell
      constructed home"              county employees in the Computer Room"

     We   were    pleased   to          Although it was  planned for  other
achieve a record level of net business reasons, the Company's computer income yet again in 1998. The upgrade project came at a good time. year's total was $6.80 Because of the upgrade, National million. As has been past Bankshares now has the latest versions practice, National Bankshares of host computer hardware and software. shared this achievement with This helped us prepare to make this
stockholders     through    an     mission critical system Y2K compliant.
increase  in  cash   dividends          The  banking  industry,   including



National Bankshares, has  been     anticipate occupying the new building in
at the forefront in addressing     late summer or early fall.
the   challenges   posed   for
information processing systems           "Picture of the Construction
by  the upcoming  century date             Site of NBB's new Hubbard
change   ("Y2K").      Federal                 Street Building"
regulators    established   an
ambitious  compliance schedule          In  a year  like 1998,  when growth
and have been conducting and change are the dominant themes, it regular examinations to insure is nice to remember that there are that banks meet the deadlines. certain fundamentals that remain the As we move into the final few same. Among these is the commitment of months of this multi-year National Bankshares to offer our process, we perceive that our customers the best in community banking. greatest remaining challenge We continue to recognize the importance is to counter what may well be of the contributions to our success of widespread misinformation our Directors, our officers and our about the threat of the employees. Finally, there is no change century date change. We want in our sincere appreciation for the
to   be   certain   that   our     support  and  loyalty   of  our   valued
customers    make    financial     stockholders and customers.
preparations  for  the end  of
the century armed with factual
information and  not motivated          James G. Rakes
by unwarranted fears.  We hope          Chairman of the Board
that you will encourage anyone          President and Chief
who  has  questions about  our           Executive Officer
Y2K  preparedness  program  to
contact us directly and not to
rely  on   media  reports  and
predictions.

     "Picture of employee
    demonstrating Internet
    Banking"

     The changes at Bankshares
and  its subsidiaries  did not
stop with the end of 1998.  On
February 1 of  this year,  The
National    Bank    introduced
Internet  Banking.   This  new
product    has    been    well
received,  and  we  anticipate
that it will become  even more
popular as customers  discover
the  convenience   of  banking
when  and  where they  choose.
We   are   also  making   good
progress toward  completion of
NBB's   new   Hubbard   Street
building  in  Blacksburg  that
will  house  a branch  office,
the   Trust   and  Bank   Card
departments    and    National
Bankshares  headquarters.   If
the  weather and  construction
schedules     cooperate,    we



National Bankshares, Inc. and Subsidiaries
Selected Consolidated Financial Data

              $ In thousands, except per share data.  Years ended December 31,

                                  1998      1997     1996     1995     1994
                                  ----      ----     ----     ----     ----
Selected   Interest income       $ 31,828   29,797   28,647    28,094   26,062
Income     Interest expense        13,928   13,106   13,036    12,703   10,684
Statement  Net interest income     17,900   16,691   15,611    15,391   15,378
Data:      Provision for loan
            losses                    624      435      331       282      553
           Noninterest income       3,174    2,834    2,693     2,382    2,047
           Noninterest expense     11,061   10,031    9,515    10,033    9,725
           Income taxes             2,591    2,499    2,341     1,933    1,844
           Net income               6,798    6,560    6,117     5,525    5,303

Per Share  Basic net income      $   1.79     1.73     1.61      1.46     1.40
Data:      Cash dividends
            declared                 0.74     0.68     0.62      0.57     0.52
           Book value per
            share(1)                16.00    14.73    13.56     12.70    11.25

Selected   Loans, net            $236,578  214,552  193,598   163,193  156,289
Balance    Total securities       166,754  149,974  171,244   187,635  184,231
Sheet      Total assets           445,166  402,907  388,850   380,915  373,132
Data at    Total deposits         382,696  344,867  334,584   330,313  327,686
End        Stockholders'
of Year:    equity                 58,503   54,029   49,801    48,154   42,658
                                           204,540
Selected   Loans, net            $225,613  157,179  177,419   160,643  152,976
Balance    Total securities       152,432  395,932  177,403   183,994  185,365
Sheet      Total assets           420,988  339,439  388,045   378,406  369,962
Daily      Total deposits         359,970           335,938   330,261  325,167
Averages:  Stockholders'                    53,712
            equity(1)              58,282            49,459    45,726   42,402

Selected   Return on average                  1.66
Ratios:     assets                   1.61              1.58      1.46     1.43
           Return on average                 12.21
            equity(1)               11.66             12.37     12.08    12.51
           Dividend payout                   39.31
            ratio                   41.29             37.55     37.32    37.13
           Average equity to                 13.57
            average assets(1)       13.84             12.75     12.08    11.46

(1) Includes amount related to common stock subject to ESOP put option excluded from stockholders' equity on the Consolidated Balance Sheets.


(Dollars)                                 (Dollars)

         Book Value Per Share Graph         Cash Dividends Per Share
                                                      Graph
        1994  1995  1996  1997  1998      1994  1995  1996  1997  1998
        ----  ----  ----  ----  ----      ----  ----  ----  ----  ----
       $11.25 12.70 13.56 14.7316.00      $0.52 0.57  0.62  0.68  0.74


($ In thousands, except per share data.)

PERFORMANCE SUMMARY
     Net income in 1998 for National Bankshares, Inc. (Bankshares) and its wholly-owned subsidiaries, The National Bank of Blacksburg (NBB) and Bank of Tazewell County (BTC), (the Company), was $6,798, an increase of $238 or 3.63% over the previous year. This produced a return on average assets and a return on average equity of 1.61% and 11.66%, respectively.

(Millions)
                                Net Income Graph

              1994        1995        1996        1997        1998
              ----        ----        ----        ----        ----
              $5.3        5.5         6.1         6.6         6.8

     Net income for the Company for 1997 was $6,560, an increase of $443 or 7.24% over 1996. The return on average assets and return on average equity for 1997 were 1.66% and 12.21%, respectively.

(Ratio)
                     Average Equity to Average Assets Graph

              1994        1995        1996        1997        1998
              ----        ----        ----        ----        ----
             11.46%      12.08%      12.75%      13.57%      13.84%

     The Company's net income for 1996 was $6,117 which produced a return on average assets of 1.58% and a return on average equity of 12.37%.
     Basic net income per share increased steadily over the three-year period rising from $1.61 per share in 1996 to $1.73 in 1997, and $1.79 in 1998.
     The Company continues to enjoy good profitability as indicated by the return on average assets and steadily increasing earnings per share. The increased level of bad debt expense was primarily in response to the growth in the loan portfolio and the need to provide adequate reserves. The decline in the return on average equity in 1998 was due to a net increase in the Company's capital resulting from continued good earnings offset by dividends paid to the Company's stockholders. The dividend payout ratio for 1998 was 41.29%, which compares to 39.31% in 1997 and 37.55% in 1996.

NET INTEREST INCOME
     Net interest income for 1998 was $17,900, an increase of $1,209 or 7.24% over 1997. In 1997, net interest income was $16,691, up $1,080 or 6.92% from 1996 net interest income of $15,611.
     The net yield on earnings assets for 1998 was 4.77%. In 1997 and 1996, the net yield on earning assets was 4.75% and 4.59%, respectively.
     The Company experienced a higher level of deposit growth in 1998 relative to the two preceding years. This allowed loan growth to be funded by deposits. The investment portfolio grew as well.
     In 1997 and 1996, management's strategy was to fund increases in the loan portfolio through liquidity generated principally from the securities portfolio. In 1997, overall loan growth was strong, particularly in commercial loans and loans to individuals.
     In 1996, a substantial amount of loan growth took place in the highly rate-competitive commercial loan area. This limited the effect of the loan growth on net interest income.

INTEREST RATE SENSITIVITY
     The Company considers interest rate risk to be a significant market risk and has systems in place to measure the exposure of net interest income and


Management's Discussion and Analysis

fair market values to adverse movement in interest rates. Interest rate sensitivity analyses indicate repricing opportunities, and interest rate shock simulations indicate potential economic loss due to future interest rate changes. Management realizes certain risks are inherent and minimizes these by adjusting asset/liability management responses to changing economic conditions.
     The Company reduces the volatility of its net interest income by managing the relationship of interest-rate sensitive assets to interest-rate sensitive liabilities. The Company would be impacted by rising interest rate changes, as it is liability sensitive for the time period up to one year. Beyond one year, the cumulative interest rate position is asset sensitive, indicating that the effect of rising rates would dissipate in the one to five year time period.
     The impact of rate fluctuations is dependent, however, upon the magnitude, the length of the rising or falling rate trend, and the period of time rates remain stable at a given level. Based on the information and assumptions in effect at December 31, 1998, management believes that an immediate 200 basis point rate shock, up or down, over a twelve-month period could affect the Company's annualized net interest income or net economic value if not countered by management's pricing strategies.

PROVISION AND ALLOWANCE FOR LOAN LOSSES
     The adequacy of the allowance for loan losses is based on management's judgement and analysis of current and historical loss experience, risk characteristics of the loan portfolio, concentrations of credit and asset quality, as well as other internal and external factors such as general economic conditions.
     An internal credit review department performs pre-credit analyses of large credits and also conducts credit review activities that provide management with an early warning of asset quality deterioration.
     Changing trends in the loan mix are also evaluated in determining the adequacy of the allowance for loan losses.
     Loan loss and other industry indicators related to asset quality are presented in the Loan Loss Data table.

                                 Loan Loss Data
     ($ In thousands)                      1998        1997       1996
                                           ----        ----       ----
     Provision for loan losses           $     624        435        331
     Net charge-offs to average
      net loans                               0.17%      0.28%      0.21%
     Allowance for loan losses to
      loans, net of unearned
      income and deferred fees                1.12%      1.12%      1.31%
     Allowance for loan losses to
      nonperforming loans                 9,567.86%  2,802.30%    418.02%
     Allowance for loan losses to
      nonperforming assets                  408.38%    479.92%    236.24%
     Nonperforming assets to loans,
      net of unearned income
      and deferred fees, plus
      other real estate owned                 0.27%      0.23%      0.55%
     Nonaccrual loans                    $      28         87        616
     Other real estate owned, net              628        421        474
                                         ---------  ---------    -------
      Total nonperforming assets         $     656        508      1,090
                                         =========  =========    =======
     Accruing loans past due 90 days
      or more                            $     550        672        458
                                         =========  =========    =======



National Bankshares, Inc. and Subsidiaries

Nonperforming loans include nonaccrual loans and do not include accruing loans past due 90 days or more. Nonperforming assets for 1998 have increased $148 or 29.13% from 1997. The majority of the increase in nonperforming assets was due to an increase in foreclosed properties. Nonperforming assets for 1997 decreased by $582 or 53.39% from the 1996 total of $1,090.
     Net charge-offs to average net loans for 1998 were .17%, down 39.29% when compared to 1997. Allocations for these net charge-offs were made in previous periods. In 1998, overall asset quality continued to be satisfactory and general economic conditions favorable. The provision for loan loss increased by $189 or 43.45%. This increased level of bad debt expense was primarily in response to the growth in the loan portfolio and the need to provide for an adequate reserve.
     Net charge-offs to average net loans for 1997 were .28%, up from 1996 when that ratio was .21%. While the Company did experience a slight increase in net charge-offs, there was an overall trend of improving asset quality. The provision for loan losses, which increased $104 in 1997 or 31.42% over 1996's provision of $331, was increased to cover 1997's net charge-offs. See note 5 of Notes to Consolidated Financial Statements for additional information relating to nonperforming assets, past due loans, impaired loans and allowance for loan losses.
     While past efforts directed at improving asset quality have been largely successful, management is unable to estimate when and under what exact terms problem assets will be resolved. Changing economic conditions, the timing and extent of changes and the ultimate impact on the Company's asset quality is not within management's ability to predict with any degree of precision.
     In addition, precise loss predictions may be difficult to determine due to the complex circumstances that often surround troubled debts.

NONINTEREST INCOME
     Noninterest income for 1998 was $3,174, an increase of $340 or 12.00% over 1997. Noninterest income for 1997 was $2,834, up $141 or 5.24% from 1996.
     Service charges on deposits for 1998 totaled $1,165, an increase of $34 or 3.01% from 1997. Service charges on deposit accounts in 1997 were down $52 or 4.40% from the previous year. The level of these charges is driven by demand deposit volume, types of accounts opened, service charge rates in effect, the level of charges such as overdraft fees and the waiver policy concerning these fees. The increase for 1998 was largely attributable to the overall increase in demand deposit volume. The decrease for 1997 was largely attributable to fluctuations in overdraft volumes.
     Other service charges and fees are composed of safe deposit box rent, charges associated with letters of credit and other miscellaneous items. In 1998, these charges were $231, a decrease of $19 or 7.60% from 1997. For 1997, these charges totaled $250, a decrease of $19 or 7.06% from 1996.
     Trust income for 1998 was $774 which represents an increase of $36 or 4.88% over 1997. In 1997, trust income was $738, an increase of $135 or 22.39% over 1996. Factors affecting the growth in trust income include an increase in the number of accounts managed, an increase in the average value of the accounts managed and an increase in both the number and value of estates settled. Due to its nature, estate business volume and the related income is not within management's ability to predict.
     Credit card income is composed of several types of fees and charges, including transaction or interchange fees, merchant discount fees and overlimit charges. In 1998, credit card income totaled $653, an increase of $47 or 7.76% over 1997. Credit card income for 1997 was $606, up $95 or 18.59% over 1996. Credit card income increased in 1998 largely because of a higher volume of interchange transactions, created in part by the Company's debit card product.



Management's Discussion and Analysis

The Company's debit card product was introduced late in the first quarter of 1997. Accordingly, 1998 reflects the first full year of income derived from this product. Given the highly competitive market which limits the amount of set charges, revenue increases result from growth in the number of merchant accounts processed and increases in the number of customer credit and debit card accounts that result in higher transaction volume.
     Net securities gains were $188 in 1998, up $151 or 408.11% from 1997. In 1997, net securities gains were $37, down 61.86% from 1996. Gains and losses can occur as a result of portfolio restructuring, securities called before maturity and certain market adjustments.

NONINTEREST EXPENSE
     Noninterest expense in 1998 totaled $11,061, up $1,030 or 10.27% from 1997. In 1997, noninterest expense was $10,031, an increase of $516 or 5.42% from 1996.
     Salaries and benefits increased $426 or 7.89% from 1997. The increase in salaries was due in part to the acquisition of the Galax office by NBB at the beginning of the second quarter, to salary adjustments and from increases in other normal compensation related items.
     In 1997, salaries and benefits expense totaled $5,398, up $120 or 2.27% from 1996. The increase resulted from the addition of staff in connection with NBB's opening of a new branch office early in 1997 and from salary adjustments, promotions and other normal compensation related items, offset by a $119 decrease in net pension cost.
     Occupancy and furniture and fixtures expense increased $40 or 4.18% for 1998 when compared to 1997. This increase was due to higher costs associated with the Galax office acquired by NBB in the second quarter and also to regular planned maintenance of facilities. Management anticipates occupancy and furniture and fixtures expense will continue to increase. The expected increase in occupancy and furniture and fixtures expense will be somewhat moderated by a future reduction in expenses for leased premises. Occupancy and furniture and fixtures expense experienced an increase in 1997 of 8.37% over 1996. A portion of this increase was the result of a new branch opened by NBB in the Rich Creek area of Giles County.
     Data processing and ATM expense was $771 for 1998, an increase over 1997 of $193 or 33.39%. This increase was due to costs associated with the upgrade of information system hardware and software and costs related to an expanded microcomputer network. Data processing and ATM expense is also likely to increase in 1999, as BTC completes a planned upgrade of its information system hardware and software and an expansion of its microcomputer network. In 1997, data processing and ATM expense was $578, an increase of $81 or 16.30% over 1996. In the fourth quarter of 1997 the Company began an overall upgrade of its data processing systems. This upgrade was principally due to capacity limitations of the existing system that prevented both of the Company's affiliates from using a single system.
     The cost of Federal Deposit Insurance decreased in 1998 by $6 from 1997. While the banks' base premiums remain at the minimum required by law, legislation enacted in late 1996 levied an assessment on banks for the purpose of financing certain costs associated with the resolution of the savings and loan crisis. This additional levy is expected to remain in effect until 2018-2019. In 1997, the Company's affiliates paid a premium of $43, an increase of $39 over 1996.
     Credit card processing expense for 1998 was $599, an increase of $48 or 8.71% over 1997. This increase reflects additional expense due to the introduction of a debit card product, higher merchant processing costs and an overall increase in business activity. In 1997, credit card processing expense


National Bankshares, Inc. and Subsidiaries

was $551, an increase of 18.24% which was primarily the result of increased business activity from the introduction of the debit card product.
     Net costs of other real estate owned for 1998 were $37, an increase of $29 or 362.50% from 1997. Other real estate owned net of valuation allowance increased in 1998 by $207. Efforts to market existing properties continue, however, the exact timing, terms and conditions of the sale of the properties remain unknown. In 1997, net costs of other real estate owned were $8, increasing $3 from 1996.
     Other operating expenses were $2,759 in 1998, up $294 or 11.93% from 1997, which was primarily the result of miscellaneous operational upgrades at BTC and expenditures made in conjunction with the computer system upgrade at BTC. The other operating expense category in 1997 was $2,465, increasing 4.85% from 1996.

INCOME TAXES
     Higher pre-tax income in 1998 resulted in a $92 increase in income tax expense when compared to 1997. Tax exempt interest income continues to be the primary difference between the "expected" and reported income tax expense. The Company's effective tax rates for 1998, 1997 and 1996 were 27.60%, 27.59% and 27.68%, respectively.
     See note 9 of Notes to Consolidated Financial Statements for additional information relating to income taxes.

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

BALANCE SHEET

(Millions)
                               Total Assets Graph

              1994        1995        1996        1997        1998
              ----        ----        ----        ----        ----

             $373.1      380.9       388.9       402.9       445.2

     Total assets at year-end 1998 were $445,166 which represents an increase of $42,259 or 10.49% over the previous year. The Company's primary methods of achieving growth are to seek to increase deposits at its bank subsidiaries and to grow through corporate acquisitions and mergers. Until 1998, management's strategy was to fund loan growth through maturities and calls of securities. In 1998, deposit growth was sufficient to fund loan growth as well as some expansion of the securities portfolio. Profitable growth continues to be a management objective. In 1998 and 1997, total average deposits grew by $20,531 and $3,501, respectively, which represents growth rates of 6.05% and 1.04%, respectively.

LOANS
     Loans,  net  of unearned  income  and deferred  fees, grew  by  $22,267 or
10.26%  in 1998.    Commercial loans  grew by  $9,130  or 9.01%  with loans  to individuals increasing by $2,858 or 4.29%.



Management's Discussion and Analysis

     In 1997, loans, net of unearned income and deferred fees, grew by $20,817 or 10.61%. Commercial loans, which grew by $13,860 or 15.84%, accounted for the largest portion of the increase.
     The Company engages in the origination and sale of mortgage loans in the secondary market. In 1998 and 1997, the Company originated $41,472 and $19,120, respectively, and sold $39,697 and $19,231 in 1998 and 1997, respectively, of mortgage loans.

SECURITIES
     In 1998, bank-owned securities increased by $16,780 or 11.19% compared to 1997.
     In 1997, total bank-owned securities decreased by $21,270 or 12.42% from 1996. In 1997, cash flows resulting from the reduction in the securities portfolio were used to fund loan growth.
     The Company's investment policy stresses safety, with a program of purchasing high quality securities such as U.S. Treasury and U.S. Government agency issues, state, county, and municipal bonds, corporate bonds, mortgage-backed securities and other bank qualified investments. The Company has classified all of its investment securities as either held to maturity or available for sale, as the Company does not engage in trading activities.
Investment strategies are adjusted in response to market conditions and available investment vehicles.
     At December 31, 1998 and 1997, the Company had no investment concentrations in any single issues (excluding U.S. Government) that exceeded ten percent of capital.

DEPOSITS
     At year-end 1998, total deposits were $382,696 which represent a $37,829 or 10.97% increase over 1997. At December 31, 1997, total deposits were $344,867, an increase of 3.07% over 1996.
     Average noninterest-bearing deposits of $49,552 grew by $5,359 or 12.13% in 1998, $2,196 or 5.23% in 1997 and $3,164 or 8.15% in 1996. Average
interest-bearing deposits were $310,418 in 1998, an increase of
$15,172 over 1997. In 1997, average interest-bearing deposits of $295,246 increased $1,305 from the 1996 total.

DERIVATIVES AND MARKET RISK EXPOSURES
     The Company is not a party to derivative financial instruments with off-balance sheet risks such as futures, forwards, swaps and options. The Company is a party to financial instruments with off-balance sheet risks such as commitments to extend credit, standby letters of credit, and recourse obligations in the normal course of business to meet the financing needs of its customers. See note 13 of Notes to Consolidated Financial Statements for additional information relating to financial instruments with off-balance sheet risk. Management does not plan any future involvement in high risk derivative products. The Company has investments in mortgage-backed securities, principally GNMA's, with a fair value of approximately $17,728 which includes $2,816 of structured notes. In addition, the Company has investments in nonmortgage-backed structured notes with a fair value of approximately $5,327. See note 3 of Notes to Consolidated Financial Statements for additional information relating to securities.
     The Company's securities and loans are subject to credit and interest rate risk and its deposits are subject to interest rate risk. Management considers its credit risk when a loan is granted and monitors its credit risk after the loan is granted. The Company maintains an allowance for loan losses to absorb losses in the collection of its loans. See note 5 of Notes to Consolidated


National Bankshares, Inc. and Subsidiaries

Financial Statements for information relating to nonperforming assets, past due loans, impaired loans and allowance for loan losses. See note 14 of Notes to Consolidated Financial Statements for information relating to concentrations of credit risk. The Company has an asset/liability program to manage its interest rate risk. This program provides management with information related to the rate sensitivity of certain assets and liabilities and the effect of changing rates on profitability and capital accounts. While this planning process is designed to protect the Company over the long term, it does not provide near term protection from interest rate shocks, as interest rate sensitive assets and liabilities do not, by their nature, move up or down in tandem in response to changes in the overall rate environment. The Company's profitability in the near term may be temporarily affected either positively by a falling interest rate scenario or negatively by a period of rising rates. See note 15 of Notes to Consolidated Financial Statements for information relating to fair value of financial instruments.

LIQUIDITY
     Liquidity is the ability to provide sufficient cash flow to meet financial commitments and to fund additional loan demand or withdrawal of existing deposits. Sources of liquidity include deposits, loan principal and interest repayments, sales, calls and maturities of securities and short-term borrowings. The Company maintained an adequate liquidity level during 1998 and 1997. Management is not aware of any trends, commitments or events that will result in, or are reasonably likely to result in, a material increase or decrease in liquidity.
     Net cash from operating activities of $5,247 in 1998 decreased $2,326 from 1997 due primarily to the increase in mortgage loans held for sale offset by the increase in net income. Net cash flows provided by operating activities and financing activities for 1998 of $5,247 and $34,751, respectively, were used to fund the net increases in federal funds sold, securities, loans made to customers and purchases of loan participations of $790, $15,429, $18,675 and $4,635, respectively.
     Net cash from operating activities of $7,573 in 1997 decreased $395 from 1996 due primarily to the increase in net income offset by the change in other liabilities. Net cash flows provided by operating activities, securities and financing activities for 1997 of $7,573, $21,966 and $7,562, respectively, were used to fund the net increases in federal funds sold, interest-bearing deposits, loans made to customers and purchases of loan participations of $2,390, $9,637, $17,400 and $6,189, respectively.

CAPITAL RESOURCES

(Millions)
                           Stockholders' Equity Graph

         1994          1995           1996          1997          1998
         ----          ----           ----          ----          ----

         $42.7         48.2           49.8          54.0          58.5

     Total stockholders' equity increased $4,474 from 1997 to 1998 and $4,228 from 1996 to 1997. Net income, less cash dividends on common stock of $2,807 in 1998 and $2,579 in 1997, accounted primarily for the increase. Net unrealized gains (losses) on securities available for sale, net of deferred income taxes, were $1,019 at December 31, 1998, $194 at December 31, 1997 and $(248) at December 31, 1996. These unrealized net gains and losses are recorded as a separate component of stockholders' equity and will continue to



Management's Discussion and Analysis

be subject to change in future years due to fluctuations in fair values, sales, purchases, maturities and calls of securities classified as available for sale.
     The Company has operated from a consistently strong capital position. The ratio of total stockholders' equity to total assets was 13.14% at year end 1998 compared to 13.41% at year end 1997 and 12.81% at year end 1996. Banks are required to apply percentages to various assets, including off-balance sheet assets, to reflect their perceived risk. Regulatory defined capital is divided by risk weighted assets in determining the banks' risk-based capital ratios. No regulatory authorities have advised National Bankshares, Inc., The National Bank of Blacksburg or Bank of Tazewell County of any specific leverage ratios applicable to them. National Bankshares, Inc., The National Bank of Blacksburg and Bank of Tazewell County's capital adequacy ratios exceed regulatory requirements and provide added flexibility to take advantage of business opportunities as they arise. See note 10 of Notes to Consolidated Financial Statements for additional information.

RECENT ACCOUNTING PRONOUNCEMENTS
     See notes 1 and 18 of Notes to Consolidated Financial Statements for information relating to recent accounting pronouncements.

BUSINESS COMBINATIONS
     On June 1, 1996, Bankshares issued 1,888,209 shares of its common stock in a one-for-one exchange for all the outstanding common stock of Bank of Tazewell County, Tazewell, Virginia. This business combination has been accounted for as a pooling-of-interests and, accordingly, the consolidated financial statements for the periods prior to the combination have been restated to include the accounts and results of operations of Bank of Tazewell County. There were no adjustments of a material amount resulting from Bank of Tazewell County's adoption of Bankshares' accounting policies.
     In May 1996, Bankshares declared a stock split of .11129 per share effected in the form of a stock dividend to the holders of Bankshares common stock just prior to the merger effective date to facilitate the one-for-one common stock exchange ratio. All stockholders' equity accounts, share and per share data have been adjusted retroactively to reflect the stock split. Bank of Tazewell County is well-capitalized with excess liquidity, and provides the Company with an expanded market place.
     On December 26, 1997, NBB entered into an agreement to purchase the assets, including real estate and improvements, and assume the liabilities of the Galax, Virginia branch office of First American Federal Savings Bank. Settlement of this purchase agreement occurred on April 3, 1998 and did not have a material impact on the Company's results of operations or liquidity.

FUTURE MANAGEMENT CONSIDERATIONS
     Year 2000
     The Company recognizes the risks and challenges presented by the impact of the century date change on information processing and other microchip controlled systems. The Year 2000 ("Y2K") involves several issues for financial institutions. The Company's own internal information processing and microchip controlled systems, as well as those of its major service vendors, must be Y2K compliant. Banks face credit, earnings and liquidity risk should commercial loan customers or large depositors suffer significant business disruptions as a result of the impact of computer failures in their own operations or in those of their suppliers or customers. Banks could encounter temporary funding shortages if customers withdraw unusually large sums of cash because they are unduly concerned about the effects of Y2K. And, although management believes the level of counterpart trading risk is low, there could



National Bankshares, Inc. and Subsidiaries

be a temporary or permanent effect on the investment portfolio resulting from the negative impact of Y2K on the underlying entities.
     Both of the Company's bank subsidiaries have established Y2K project management teams that have developed Y2K plans with assessment, testing, and remediation phases. The internal audit department is conducting Y2K audits, and both banks are subject to the guidelines promulgated by the Federal Financial Institutions Examination Counsel (FFIEC) and to regular Year 2000 compliance examinations by their respective federal regulators.
     The assessment phase outlined in both NBB's and BTC's Y2K plans has been completed. The banks have identified all internal mission critical information technology and microchip controlled systems. Outside vendors that provide mission critical service to the institutions have also been identified.
     Because of their importance to daily business operations, substantial attention has been focused on the banks' customer information processing hardware and software. In 1997, in the normal course of business, NBB purchased a new Unisys host computer and peripherals and installed the latest version of its Information Technology, Inc. (ITI) software. In the last quarter of 1998, BTC converted from its previous in-house information processing system. BTC is now processed using NBB's hardware and software. The NBB system has been tested, including century date rollover and other critical dates, and validation of the ITI application is complete.
     Each bank has identified as mission critical independent information technology systems in their Trust Departments. NBB has successfully completed proxy testing of its external service provider, and BTC has successfully tested its internal system. Microchip controlled bank security systems are also mission critical. Testing of these systems at both banks determined that minor renovations were necessary at three offices.
     The Federal Reserve Bank of Richmond has provided comprehensive procedures and instructions for interface testing. During the first quarter of 1999, NBB and BTC will test all utilized services, including wire transfer, automated clearing house and savings bonds.
     Both NBB and BTC deal with outside vendors that provide mission critical support for bank card processing and ATM servicing. The banks are monitoring these vendors' progress to assure their Y2K readiness. The vendors regularly provide status reports and testing criteria. However, because both banks have decided to convert to a new ATM servicer in the first half of 1999, testing of that application will be delayed until the NBB conversion is complete in March 1999.
     Each bank has developed and implemented programs to assess the level of Y2K risk among large loan customers. NBB's Credit Review department performs a precredit analysis of all new large loans made by both banks. An assessment of the potential effects of the Year 2000 on the credit-worthiness of borrowers is a part of this analysis. BTC is asking new commercial borrowers to sign an agreement to insure compliance with minimum standards with regard to Y2K issues. That bank is also following up with these borrowers to insure that promised deadlines are met. Both NBB and BTC have also completed assessments of Year 2000 preparedness among existing large commercial loan customers.
     The banks have ongoing initiatives designed to educate customers about Y2K issues and to allay any unwarranted concerns about the safety and soundness of the institutions. Leaflets discussing the topic were sent to all customers, and the banks have posted information on their Web sites. NBB held a public forum directed at small businesses and has established a toll free information hotline. Employee training and awareness campaigns have been completed.
     Contingency plans have been drafted by NBB and BTC to 1) identify alternatives if mission critical applications do not meet the banks' readiness plan, and 2) develop a course of action to assure business continuity in the



Management's Discussion and Analysis

event there are system failures on critical dates. Both institutions are providing their Boards of Directors with regular reports on Y2K initiatives and preparedness.
     At this time, National Bankshares, Inc. believes that in the most likely worst-case scenarios, Y2K will not have a material effect on the Company's operations, liquidity or financial condition. Although contingency plans address multiple alternative scenarios, the Company believes it is impossible for any business to address the potentially unlimited number of possible circumstances relating to Y2K issues. Even though it is highly unlikely, National Bankshares recognizes that if its Y2K assessment, remediation or contingency plans prove to be inadequate, this could have a material impact on its operations and therefore result in a material adverse effect on the Company's results of operations and financial condition.
     The Company's recently completed upgrade of internal processing systems does enhance Y2K preparedness. However, the major goals of the upgrade were to provide a shared information processing system for affiliates and to provide additional processing capacity and the ability to use the most advanced version of software available. The costs of the upgrade were substantial, but the total of costs of the upgrade directly related to the Y2K component was not material.

COMMON STOCK INFORMATION AND DIVIDENDS
     National Bankshares, Inc.'s common stock is traded on a limited basis in the over-the-counter market and is not listed on any exchange or quoted on NASDAQ. Some trades in the Company's stock are reported on the OTC Bulletin Board under the trading symbol NKSH. Local brokerage firms are familiar with and active in trading in the common stock of National Bankshares, Inc. As of December 31, 1998, there were 1,154 stockholders of Bankshares common stock. The following is a summary of the market price per share and cash dividend per share of the common stock of National Bankshares, Inc. for 1998 and 1997. Prices do not necessarily reflect the prices which would have prevailed had there been an active trading market, nor do they reflect unreported trades, which may have been at lower or higher prices.

                           Common Stock Market Prices

                                                           Dividends
                               1998           1997         Per Share
                             --------       --------       ---------
                           High     Low    High    Low    1998   1997
                           ----     ---    ----    ---    ----   ----
        First Quarter     $27.75   24.75   26.25   25.00    ---     ---
        Second Quarter     28.00   26.50   25.87   23.50    .36     .33
        Third Quarter      27.50   23.25   25.75   23.81    ---     ---
        Fourth Quarter     24.25   21.25   26.50   23.50    .38     .35


     Bankshares' primary source of funds for dividend payments is dividends from its subsidiaries, The National Bank of Blacksburg and Bank of Tazewell County. Bank regulatory agencies restrict dividend payments of the subsidiaries as more fully disclosed in note 10 of Notes to Consolidated Financial Statements.







                          Independent Auditors' Report



The Board of Directors and Stockholders
National Bankshares, Inc.:

We have audited the accompanying consolidated balance sheets of National Bankshares, Inc. and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income and comprehensive income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of National Bankshares, Inc. and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1998 in conformity with generally accepted accounting principles.

As discussed in note 1(R) to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as of October 1, 1998.


                                                  KPMG LLP




Roanoke, Virginia
February 5, 1999














National Bankshares, Inc. and Subsidiaries
Consolidated Balance Sheets

$ In thousands, except share and per share data.
 December 31, 1998 and 1997                                        1998       1997
                                                                   ----       ----
Assets        Cash and due from banks (notes 2 and 15)            $ 14,421   12,435
              Interest-bearing deposits (note 15)                    7,027    9,728
              Federal funds sold (note 15)                           5,090    4,300
              Securities available for sale (notes 3 and 15)       136,078   65,582
              Securities held to maturity (fair value $31,151
               in 1998 and $85,005 in 1997) (notes 3 and 15)        30,676   84,392
              Mortgage loans held for sale (notes 13, 14 and 15)     2,180      405
              Loans (notes 4, 5, 14 and 15):
                   Real estate construction loans                   12,827    8,510
                   Real estate mortgage loans                       48,724   42,969
                   Commercial and industrial loans                 110,509  101,379
                   Loans to individuals                             69,493   66,635
                                                                  --------  -------

                        Total loans                                241,553  219,493

                   Less unearned income and deferred fees           (2,296)  (2,503)
                                                                  --------  -------

                        Loans, net of unearned income and
                         deferred fees                             239,257  216,990

                   Less allowance for loan losses (note 5)          (2,679)  (2,438)
                                                                  --------  -------

                        Loans, net                                 236,578  214,552
                                                                  --------  -------

              Bank premises and equipment, net (note 6)              6,657    5,739
              Accrued interest receivable                            3,777    3,445
              Other real estate owned, net (note 5)                    628      421
              Other assets (note 9)                                  2,054    1,908
                                                                  --------  -------

                        Total assets                              $445,166  402,907
                                                                  ========  =======

Liabilities   Noninterest-bearing demand deposits                 $ 55,479   45,093
and           Interest-bearing demand deposits                      84,319   77,863
Stockholders' Savings deposits                                      46,387   46,773
Equity        Time deposits (note 7)                               196,511  175,138
                                                                  --------  -------

                        Total deposits (note 15)                   382,696  344,867
                                                                  --------  -------







              Other borrowed funds (note 15)                           214      485
              Accrued interest payable                                 647      722
              Other liabilities (note 8)                               926      966
                                                                  --------  -------

                        Total liabilities                          384,483  347,040
                                                                  --------  -------

              Common stock subject to ESOP put option (note 8)       2,180    1,838
                                                                  --------  -------

              Stockholders' equity (notes 9, 10 and 16):
                   Preferred stock of no par value. Authorized
                    5,000,000 shares; none issued and
                    outstanding                                        ---      ---
                   Common stock of $2.50 par value. Authorized
                    5,000,000 shares; issued and outstanding
                    3,792,833 shares                                 9,482    9,482
                   Retained earnings                                50,182   46,191
                   Accumulated other comprehensive income            1,019      194
                   Common stock subject to ESOP put option
                    (77,301 shares at $28.20 per share in 1998
                    and 72,783 shares at $25.25 per share in
                    1997) (note 8)                                  (2,180)  (1,838)
                                                                  --------  -------

                        Total stockholders' equity                  58,503   54,029

              Commitments and contingent liabilities (notes 6, 8
               and 13)

                        Total liabilities and stockholders'       --------  -------
                         equity
                                                                  $445,166  402,907
                                                                  ========  =======



















See accompanying notes to consolidated financial statements.


National Bankshares, Inc. and Subsidiaries
Consolidated Statements of Income and Comprehensive Income

$ In thousands, except per share data. Years ended
December 31, 1998, 1997 and 1996                         1998       1997      1996
                                                         ----       ----      ----
Interest      Interest and fees on loans                $ 21,691   19,553      17,232
Income        Interest on federal funds sold                 345      451         476
              Interest on interest-bearing deposits          696      230          91
              Interest on securities - taxable             7,201    7,776       8,877
              Interest on securities - nontaxable          1,895    1,787       1,971
                                                        --------  -------     -------

                   Total interest income                  31,828   29,797      28,647
                                                        --------  -------     -------

Interest      Interest on time deposits of $100,000
Expense        or more                                     2,457    2,335       2,070
              Interest on other deposits                  11,460   10,754      10,939
              Interest on borrowed funds                      11       17          27
                                                        --------  -------     -------

                   Total interest expense                 13,928   13,106      13,036
                                                        --------  -------     -------

                   Net interest income                    17,900   16,691      15,611

              Provision for loan losses (note 5)             624      435         331
                                                        --------  -------     -------

                   Net interest income after
                    provision for loan losses             17,276   16,256      15,280
                                                        --------  -------     -------

Noninterest   Service charges on deposit accounts          1,165    1,131       1,183
Income        Other service charges and fees                 231      250         269
              Credit card fees                               653      606         511
              Trust income                                   774      738         603
              Other income                                   163       72          30
              Realized securities gains, net (note 3)        188       37          97
                                                        --------  -------     -------

                   Total noninterest income                3,174    2,834       2,693
                                                        --------  -------     -------

Noninterest   Salaries and employee benefits (note 8)      5,824    5,398       5,278
Expense       Occupancy and furniture and fixtures           998      958         884
              Data processing and ATM                        771      578         497
              FDIC assessment                                 37       43           4
              Credit card processing                         599      551         466
              Goodwill amortization                           36       30          30
              Net costs of other real estate owned            37        8           5
              Other operating expenses                     2,759    2,465       2,351
                                                        --------  -------     -------

                   Total noninterest expense              11,061   10,031       9,515
                                                        --------  -------     -------




              Income before income tax expense             9,389    9,059       8,458
              Income tax expense (note 9)                  2,591    2,499       2,341
                                                        --------  -------     -------

                   Net income                              6,798    6,560       6,117
                                                        --------  -------     -------

              Other comprehensive income (loss), net
               of income taxes:
                Net unrealized gains (losses) on
                 securities available for sale (notes
                 1 and 17):
                  Arising during the year                    356      442        (530)
                  Cumulative accounting change               469      ---         ---
                                                        --------  -------     -------

                   Total                                     825      442        (530)
                                                        --------  -------     -------

                   Comprehensive income                 $  7,623    7,002       5,587
                                                        ========  =======     =======

                   Basic net income per share (note 1)  $   1.79     1.73        1.61
                                                        ========  =======     =======































See accompanying notes to consolidated financial statements.



National Bankshares, Inc. and Subsidiaries
Consolidated Statements of Changes in Stockholders' Equity

                                                                       Common
                                                                        Stock
                                                         Accumulated   Subject
$ In thousands, except per share                            Other      to ESOP
data.  Years ended December 31,     Common   Retained   Comprehensive    Put
1998, 1997 and 1996                 Stock    Earnings      Income      Option    Total
                                    ------   --------   -------------  -------   -----
Balances, December 31, 1995        $ 9,482     38,390         282         ---    48,154
Net income                             ---      6,117         ---         ---     6,117
Cash dividends ($.62 per share)        ---     (1,787)        ---         ---    (1,787)
Cash dividends of BTC declared
 prior to merger                       ---       (510)        ---         ---      (510)
Change in net unrealized gains
 (losses) on securities available
 for sale, net of income tax
 benefit of $273                       ---        ---        (530)        ---      (530)
Change in common stock subject to
 ESOP put option                       ---        ---         ---      (1,643)   (1,643)
                                   -------     ------      ------      ------    ------

Balances, December 31, 1996          9,482     42,210        (248)     (1,643)   49,801
Net income                             ---      6,560         ---         ---     6,560
Cash dividends ($.68 per share)        ---     (2,579)        ---         ---    (2,579)
Change in net unrealized gains
 (losses) on securities available
 for sale, net of income tax
 expense of $228                       ---        ---         442         ---       442
Change in common stock subject to
 ESOP put option                       ---        ---         ---        (195)     (195)
                                   -------     ------      ------      ------    ------

Balances at December 31, 1997        9,482     46,191         194      (1,838)   54,029
Net income                             ---      6,798         ---         ---     6,798
Cash dividends ($.74 per share)        ---     (2,807)        ---         ---    (2,807)
Change in net unrealized gains
 (losses) on securities available
 for sale, net of income tax
 expense of $425:
  Arising during the year, net of
   income tax expense of $183          ---        ---         356         ---       356
  Cumulative accounting change,
   net of income tax expense of
   $242                                ---        ---         469         ---       469
                                   -------     ------      ------      ------    ------
     Total                             ---        ---         825         ---       825
                                   -------     ------      ------      ------    ------
Change in common stock subject to
 ESOP put option                       ---        ---         ---        (342)     (342)
                                   -------     ------      ------      ------    ------

Balances, December 31, 1998        $ 9,482     50,182       1,019      (2,180)   58,503
                                   =======     ======      ======      ======    ======




See accompanying notes to consolidated financial statements.


National Bankshares, Inc. and Subsidiaries
Consolidated Statements of Cash Flows

$ In thousands. Years ended December 31, 1998, 1997 and 1996        1998        1997       1996
                                                                    ----        ----       ----
Cash Flows   Net income                                            $  6,798      6,560       6,117
from         Adjustments to reconcile net income to net cash
Operating     provided by operating activities:
Activities        Provision for loan losses                             624        435         331
(Note 12)         Recovery of bond losses                               ---        (10)        (89)
                  Provision for deferred income taxes                  (135)       300          (4)
                  Depreciation of bank premises and equipment           811        586         517
                  Amortization of intangibles                           144        121         121
                  Amortization of premiums and accretion of
                   discounts, net                                        87         11          52
                  Gains on sales and calls of
                   securities available for sale, net                  (145)        (5)         (3)
                  Other                                                (135)       (18)         (7)
                  (Increase) decrease in:
                       Mortgage loans held for sale                  (1,775)       111         364
                       Accrued interest receivable                     (332)        65         111
                       Other assets                                    (580)       (76)         40
                  Increase (decrease) in:
                       Accrued interest payable                         (75)        22         (44)
                       Other liabilities                                (40)      (529)        462
                                                                   --------    -------     -------

                            Net cash provided by operating
                             activities                               5,247      7,573       7,968
                                                                   --------    -------     -------

Cash Flows   Net (increase) decrease in federal funds sold             (790)    (2,390)      5,815
from         Net decrease (increase) in interest-bearing
Investing     deposits                                                2,701     (9,637)        (91)
Activities   Proceeds from repayments of mortgage-backed
(Note 12)     securities available for sale                           1,065        396         180
             Proceeds from sales of other securities available
              for sale                                                2,999        ---       1,000
             Proceeds from calls and maturities of other
              securities available for sale                          35,180      9,443      21,758
             Proceeds from calls and maturities of
              securities held to maturity                            34,187     35,673      35,569
             Purchases of mortgage-backed securities available
              for sale                                              (14,175)       ---         ---
             Purchases of other securities available for sale       (73,685)   (12,201)    (10,397)
             Purchases of securities held to maturity                (1,000)   (11,345)    (32,477)

             Purchases of loan participations                        (4,635)    (6,189)     (1,704)
             Collections of loan participations                       4,074      1,934       2,448
             Loans purchased including premium                       (4,051)       ---         ---
             Net increase in loans made to customers                (18,675)   (17,400)    (31,633)
             Proceeds from disposal of other real estate owned          194        216         325
             Recoveries on loans charged off                            255        107         125
             Bank premises and equipment expenditures                (1,770)    (1,304)       (882)
             Proceeds from sale of bank premises and equipment          114          8         ---
                                                                   --------    -------     -------

                            Net cash used in investing
                             activities                             (38,012)   (12,689)     (9,964)
                                                                   --------    -------     -------
Cash Flows
from         Deposits acquired, net of premium                        7,016        ---         ---
Financing    Net increase in time deposits                           14,357      6,618       1,672
Activities   Net increase in other deposits                          16,456      3,665       2,599
(Note 12)    Net increase (decrease) in other borrowed funds           (271)      (142)        466
             Cash dividends paid                                     (2,807)    (2,579)     (2,807)
                                                                   --------    -------     -------

                            Net cash provided by
                             financing activities                    34,751      7,562       1,930
                                                                   --------    -------     -------

             Net increase (decrease) in cash and due from banks       1,986      2,446         (66)
             Cash and due from banks at beginning of year            12,435      9,989      10,055
                                                                   --------    -------     -------
             Cash and due from banks at end of year                $ 14,421     12,435       9,989
                                                                   ========    =======     =======















See accompanying notes to consolidated financial statements.


Notes to Consolidated Financial Statements

$ In thousands, except share and per share data.
December 31, 1998, 1997 and 1996

Note 1: Summary of Significant Accounting Policies
     The accounting and reporting policies of National Bankshares, Inc. (Bankshares) and its wholly-owned subsidiaries, The National Bank of Blacksburg (NBB) and Bank of Tazewell County (BTC), conform to generally accepted accounting principles and general practices within the banking industry (see note 16 for merger with BTC).
     The following is a summary of the more significant accounting policies.
     (A)  Consolidation
          The  consolidated  financial  statements  include  the  accounts  of
     National Bankshares, Inc. and its wholly-owned subsidiaries (the Company). All significant intercompany balances and transactions have been eliminated.
     (B)  Cash and Cash Equivalents
          For purposes of reporting cash flows, cash and cash equivalents include cash on hand and due from banks.
     (C)  Securities
          Securities available for sale are reported at fair value, with unrealized gains and losses excluded from net income and reported, net of income taxes, in a separate component of stockholders' equity. Securities held to maturity are stated at cost, adjusted for amortization of premiums and accretion of discounts on a basis which approximates the level yield method. The Company does not engage in securities trading. Gains and losses on securities are accounted for on the completed transaction basis by the specific identification method.
          A decline in the fair value of any available for sale or held to maturity security below cost that is deemed other than temporary is charged to income resulting in the establishment of a new cost basis for the security.
     (D)  Loans
          Loans  are  stated  at  the  amount  of  funds  disbursed  plus  the applicable amount, if any, of unearned income and deferred fees less payments received. Income on installment loans, including impaired installment loans that have not been placed in nonaccrual status, is recognized on methods which approximate the level yield method. Interest on all other loans, including impaired other loans that have not been placed in nonaccrual status, is accrued based on the balance outstanding times the applicable interest rate.
          Interest is recognized on the cash basis for all loans carried in nonaccrual status. Loans generally are placed in nonaccrual status when the collection of principal or interest is 90 days or more past due, unless the obligation is both well-secured and in the process of collection.
          Impaired loans are presented in the financial statements at the present value of expected future cash flows or at the fair value of the loan's collateral if the loan is deemed "collateral dependent." A valuation allowance is required to the extent that the measure of the impaired loans is less than the recorded investment. This requirement does not apply to large groups of small-balance homogeneous loans such as residential real estate mortgage, consumer installment, home equity and bank card loans, which are collectively evaluated for impairment.
          Loan origination and commitment fees and certain direct costs are being deferred, and the net amount amortized as an adjustment to the related loan's yield. These amounts are being amortized over the contractual life of the related loans.


Notes to Consolidated Financial Statements

          Mortgage loans held for sale are carried at the lower of cost or fair value on an individual loan basis.
     (E)  Allowance for Loan Losses
          The allowance for loan losses is a valuation allowance consisting of the cumulative effect of the provision for loan losses, plus any amounts recovered on loans previously charged off, minus loans charged off. The provision for loan losses charged to expense is the amount necessary in management's judgement to maintain the allowance for loan losses at a level it believes adequate to absorb losses in the collection of its loans.
     (F)  Bank Premises and Equipment
          Bank premises and equipment are stated at cost, net of accumulated depreciation. Depreciation is charged to expense over the estimated useful lives of the assets on the straight-line basis. Depreciable lives include 40 years for premises, 3-10 years for furniture and equipment, and 5 years for computer software. Costs of maintenance and repairs are charged to expense as incurred and improvements are capitalized.
     (G)  Other Real Estate Owned
          Other real estate, acquired through foreclosure or deed in lieu of foreclosure, is carried at the lower of the recorded investment or its fair value, less estimated costs to sell (net realizable value). When the property is acquired, any excess of the loan balance over net realizable value is charged to the allowance for loan losses. Increases or decreases in the net realizable value of such properties are credited or charged to income by adjusting the valuation allowance for other real estate owned. Net costs of maintaining or operating foreclosed properties are expensed as incurred.
     (H)  Intangible Assets
          Included in other assets are deposit intangibles of $706 and $575 at December 31, 1998 and 1997, respectively, and goodwill of $420 and $337 at December 31, 1998 and 1997, respectively. Deposit intangibles are being amortized on a straight-line basis over a ten-year period and goodwill is being amortized on a straight-line basis over a fifteen-year period.
     (I)  Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed
          Of
          Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.
     (J)  Pension Plans
          On January 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 132, "Employers' Disclosure about Pension and Other Post-retirement Benefits." Statement 132 revises the Company's disclosure about pension and other post-retirement benefit plans. Statement 132 does not change the method of accounting for such plans.
          The Company sponsors two separate defined benefit pension plans which cover substantially all full-time officers and employees. The benefits are based upon length of service and a percentage of the employee's compensation during the final years of employment. Pension costs are computed based upon the provisions of Statement 87. The


National Bankshares, Inc. and Subsidiaries

     Company contributes to the pension plans amounts deductible for federal income tax purposes.
     (K)  Income Taxes
          Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.
     (L)  Trust Assets and Income
          Assets (other than cash deposits) held by the Trust Departments in a fiduciary or agency capacity for customers are not included in the consolidated financial statements since such items are not assets of the Company. Trust income is recognized on the accrual basis.
     (M)  Net Income Per Share
          Basic net income per share is based upon the weighted average number of common shares outstanding (3,792,833 shares in 1998, 1997 and 1996).
          In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings per
     Share." Statement 128 established new standards for computing and presenting earnings per share (EPS) and applies to entities with publicly-held common stock or potential common stock. It replaces the presentation of primary EPS with a presentation of basic EPS. It also requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation.
          Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.
          Statement 128 was adopted by the Company at December 31, 1997. The Statement requires restatement of prior years EPS data previously presented. Adoption of this Statement did not have any effect on current or prior years' EPS data presented due to the Company's simple capital structure.
     (N)  Off-Balance Sheet Financial Instruments
          In the ordinary course of business, the Company has entered into off-balance sheet financial instruments consisting of commitments to extend credit and standby letters of credit. Such financial instruments are recorded in the financial statements when they become payable.
     (O)  Fair Value of Financial Instruments
          The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value:
          (1) Cash and Due from Banks, Interest-Bearing Deposits and Federal Funds Sold
                    The  carrying amounts  are a  reasonable estimate  of fair value.


Notes to Consolidated Financial Statements

          (2)  Securities
                    The  fair values  of securities  are determined  by quoted market prices or dealer quotes. The fair value of certain state and municipal securities is not readily available through market sources other than dealer quotations, so fair value estimates are based on quoted market prices of similar instruments, adjusted for differences between the quoted instruments and the instruments being valued.
          (3)  Loans
                    Fair  values are  estimated for  portfolios of  loans with similar financial characteristics. Loans are segregated by type such as mortgage loans held for sale, commercial, real estate - commercial, real estate - construction, real estate - mortgage, credit card and other consumer loans. Each loan category is further segmented into fixed and adjustable rate interest terms and by performing and nonperforming categories.
                    The  fair  value  of  performing loans  is  calculated  by discounting scheduled cash flows through the estimated maturity using estimated market discount rates that reflect the credit and interest rate risk inherent in the loan, as well as estimates for prepayments. The estimate of maturity is based on the Company's historical experience with repayments for each loan classification, modified, as required, by an estimate of the effect of current economic and lending conditions.
                    Fair value for significant nonperforming loans is based on estimated cash flows which are discounted using a rate commensurate with the risk associated with the estimated cash flows. Assumptions regarding credit risk, cash flows and discount rates are judgmentally determined using available market information and specific borrower information.
          (4)  Deposits
                    The  fair  value of  demand  and savings  deposits  is the amount payable on demand. The fair value of fixed maturity time deposits and certificates of deposit is estimated using the rates currently offered for deposits with similar remaining maturities.
          (5)  Other Borrowed Funds
                    Other borrowed  funds  represents treasury  tax  and  loan deposits. The carrying amount is a reasonable estimate of fair value because the deposits are generally repaid within 1 to 120 days from the transaction date.
          (6)  Commitments to Extend Credit and Standby Letters of Credit
                    The  only  amounts  recorded  for  commitments  to  extend credit, standby letters of credit and financial guarantees written are the deferred fees arising from these unrecognized financial instruments. These deferred fees are not deemed significant at December 31, 1998 and 1997, and as such, the related fair values have not been estimated.
     (P) Transfers and Servicing of Financial Assets and Extinguishments of Liabilities
          The Company adopted the provisions of Statement No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," on January 1, 1997. This Statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities based on consistent application of a financial-components approach that focuses on control. Under that approach, after a transfer of financial assets, an entity recognizes the


National Bankshares, Inc. and Subsidiaries

     financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. This Statement provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. This Statement also provides implementation guidance for assessing isolation of transferred assets and for accounting for transfers of partial interests, servicing of financial assets, securitizations, transfers of sales-type and direct financing lease receivables, securities lending transactions, repurchase agreements including "dollar rolls," "wash sales," loan syndications and participations, risk participations in banker's acceptances, factoring arrangements, transfers of receivables with recourse, and extinguishments of liabilities. Statement No. 127, "Deferral of the Effective Date of Certain Provisions of Statement 125," issued in December 1996, deferred until January 1, 1998 the effective date (a) of paragraph 15 of Statement 125 and (b) for repurchase agreement, dollar-roll, securities lending, and similar transactions, of paragraphs 9-12 and 237(b) of Statement 125. Statement 125 was required to be adopted on a prospective basis and its adoption did not have a material impact on the Company's financial position, results of operations or liquidity.
     (Q)  Comprehensive Income
          On January 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income." Statement 130 establishes standards for reporting and presentation of comprehensive income and its components in a full set of general purpose financial statements. Statement 130 was issued to address concerns over the practice of reporting elements of comprehensive income directly in equity.
          The Company is required to classify items of "Other Comprehensive Income" [such as net unrealized gains (losses) on securities available for sale] by their nature in a financial statement and present the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in-capital in the equity section of a statement of financial position. It does not require per share amounts of comprehensive income to be disclosed.
          In accordance with the provisions of the Statement, the Company has included Consolidated Statements of Income and Comprehensive Income in the accompanying consolidated financial statements. Comprehensive income consists of net income and net unrealized gains (losses) on securities available for sale. Also, accumulated other comprehensive income is included as a separate disclosure within the Consolidated Statements of Changes in Stockholders' Equity in the accompanying consolidated financial statements. Comprehensive income for the years ended December 31, 1997 and 1996 is presented for comparative purposes. The adoption of Statement 130 did not have any effect on the Company's consolidated financial position, results of operation or liquidity.
     (R)  Derivatives
          In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." The Company adopted Statement 133 as of October 1, 1998. In connection with the adoption of Statement 133, the Company transferred securities with a carrying value of approximately $20,516 from held to maturity to available for sale. This transfer of securities resulted in an increase in unrealized gains (losses) on securities available for sale, comprehensive income, accumulated other comprehensive income and stockholders' equity of


Notes to Consolidated Financial Statements

     approximately $469, net of income taxes of $242, as of October 1, 1998, which is reported as a cumulative effect of an accounting change. Except as discussed above, the adoption of Statement 133 did not have a material effect on the consolidated financial position, results of operations or liquidity of the Company.
     (S)  Use of Estimates
          In preparing the consolidated financial statements, management is required to make certain estimates, assumptions and loan evaluations that affect its consolidated financial statements for the period. Actual results could vary significantly from those estimates.
          Changing economic conditions, adverse economic prospects for borrowers, as well as regulatory agency action as a result of an examination, could cause NBB and BTC to recognize additions to the allowance for loan losses and may also affect the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans.
     (T)  Reclassifications
          Certain reclassifications have been made to prior years' consolidated financial statements to place them on a basis comparable with the 1998 consolidated financial statements.

Note 2: Restrictions on Cash
     To comply with Federal Reserve regulations, the Company is required to maintain certain average reserve balances. The daily average reserve requirements were $4,813 and $3,699 for the weeks including December 31, 1998 and 1997, respectively.

Note 3: Securities
     The amortized costs, gross unrealized gains, gross unrealized losses and fair values for securities available for sale by major security type as of December 31, 1998 and 1997 are as follows:

                                                 December 31, 1998

                                                   Gross      Gross
                                      Amortized Unrealized Unrealized   Fair
     ($ In thousands)                   Costs      Gains     Losses    Values
                                      --------- ---------- ----------  ------
     Available for sale:
      U.S. Treasury                   $  9,253       418       ---       9,671
      U.S. Government agencies
       and corporations                 59,365       369      (139)     59,595
      States and political
       subdivisions                     32,183       786      (104)     32,865
      Mortgage-backed securities        17,282        12       (94)     17,200
      Corporate debt securities         14,528       331       (35)     14,824
      Federal Home Loan Bank
       stock                             1,214       ---       ---       1,214
      Other securities                     709       ---       ---         709
                                      --------    ------     -----     -------

          Total securities
           available for sale         $134,534     1,916      (372)    136,078
                                      ========    ======     =====     =======







National Bankshares, Inc. and Subsidiaries

                                                 December 31, 1997

                                                   Gross      Gross
                                      Amortized Unrealized Unrealized   Fair
     ($ In thousands)                   Costs      Gains     Losses    Values
                                      --------- ---------- ----------  ------

     Available for sale:
      U.S. Treasury                   $  6,742         131      (11)     6,862
      U.S. Government agencies
       and corporations                 36,252         141     (117)    36,276
      States and political
       subdivisions                      9,540         101       (2)     9,639
      Mortgage-backed securities         4,172          34      (87)     4,119
      Corporate debt securities          7,780          61      (17)     7,824
      Federal Home Loan Bank
       stock                               537         ---      ---        537
      Other securities                     265          60      ---        325
                                      --------       -----    -----     ------

          Total securities
           available for sale         $ 65,288         528     (234)    65,582
                                      ========       =====    =====     ======


     The amortized costs and fair values of single maturity securities available for sale at December 31, 1998, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Mortgage-backed securities included in these totals are allocated based upon estimated cash flows at December 31, 1998.

                                               December 31, 1998

                                              Amortized    Fair
      ($ In thousands)                          Costs     Values
                                              ---------   ------

      Due in one year or less                 $  7,397     7,459
      Due after one year through five years     32,385    33,140
      Due after five years through ten years    40,017    40,606
      Due after ten years                       53,277    53,414
      No maturity                                1,458     1,459
                                              --------   -------

                                              $134,534   136,078
                                              ========   =======


     The amortized costs, gross unrealized gains, gross unrealized losses and fair values for securities held to maturity by major security type as of December 31, 1998 and 1997 are as follows:









Notes to Consolidated Financial Statements

                                                 December 31, 1998

                                                   Gross      Gross
                                      Amortized Unrealized Unrealized   Fair
        ($ In thousands)                Costs      Gains     Losses    Values
                                      --------- ---------- ----------  ------
        Held to maturity:
         U.S. Treasury                 $ 1,006          3      ---       1,009
         U.S. Government agencies
          and corporations               7,497         55     (121)      7,431
         States and political
          subdivisions                  21,160        537      (18)     21,679
         Mortgage-backed securities        513         17      ---         530
         Corporate debt securities         500          2      ---         502
                                       -------    -------    -----     -------

             Total securities held
              to maturity              $30,676        614     (139)     31,151
                                       =======    =======    =====     =======



                                                 December 31, 1997

                                                   Gross      Gross
                                      Amortized Unrealized Unrealized   Fair
        ($ In thousands)                Costs      Gains     Losses    Values
                                      --------- ---------- ----------  ------
        Held to maturity:
         U.S. Treasury                 $ 7,527         27     (41)       7,513
         U.S. Government agencies
          and corporations              36,853        167    (362)      36,658
         States and political
          subdivisions                  32,949        696     (32)      33,613
         Mortgage-backed securities        630         28     ---          658
         Corporate debt securities       6,433        131      (1)       6,563
                                       -------      -----    ----      -------

             Total securities held
              to maturity              $84,392      1,049    (436)      85,005
                                       =======      =====    ====      =======


     The amortized costs and fair values of single maturity securities held to maturity at December 31, 1998, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Mortgage-backed securities included in these totals are allocated based upon estimated cash flows at December 31, 1998.










National Bankshares, Inc. and Subsidiaries

                                                    December 31, 1998

                                                   Amortized    Fair
           ($ In thousands)                          Costs     Values
                                                   ---------   ------
           Due in one year or less                  $ 4,024      4,046
           Due after one year through five years     21,119     21,485
           Due after five years through ten years     3,949      3,997
           Due after ten years                        1,584      1,623
                                                    -------    -------

                                                    $30,676     31,151
                                                    =======    =======

     There  were no sales of securities held  to maturity during 1998, 1997 or
1996.
     The carrying value of securities pledged to secure public and trust deposits, and for other purposes as required or permitted by law, was $21,629 at December 31, 1998 and $21,257 at December 31, 1997.
     The Federal Home Loan Bank stock is carried at cost and collateralizes lines of credit available from the Federal Home Loan Bank. At December 31, 1998, amounts available under these unused lines of credit approximated $35 million.

Note 4: Loans to Officers and Directors
     In the normal course of business, loans have been made to executive officers and directors of Bankshares and its subsidiaries. As of December 31, 1998 and 1997, there were direct loans to executive officers and directors of $1,782 and $1,351, respectively. In addition, there were loans of $1,844 and $3,566 at December 31, 1998 and 1997, respectively, which were endorsed by directors and/or executive officers or had been made to companies in which directors and/or executive officers had an equity interest.
     The following schedule summarizes amounts receivable from executive officers and directors of Bankshares and its subsidiaries, and their immediate families or associates:

                                                    Year ended
                                                   December 31,

          ($ In thousands)                            1998
                                                   ------------
          Aggregate balance, beginning of year       $ 4,917
          Additions                                    4,359
          Collections                                 (5,650)
                                                     -------
          Aggregate balance, end of year
                                                     $ 3,626
                                                     =======


Note 5: Nonperforming Assets, Past Due Loans, Impaired Loans and Allowance for Loan Losses







Notes to Consolidated Financial Statements

     Nonperforming assets consist of the following:

                                                        December 31,

          ($ In thousands)                       1998       1997       1996
                                                 ----       ----       ----
          Nonaccrual loans                      $    28        87        616

          Other real estate owned, net              628       421        474
                                                -------    ------     ------

               Total nonperforming assets       $   656       508      1,090
                                                =======    ======     ======
          Accruing loans past due 90 days or
           more                                 $   550       672        458
                                                =======    ======     ======

     There were no material commitments to lend additional funds to customers whose loans were classified as nonperforming at December 31, 1998.
     The following table shows the interest that would have been earned on nonaccrual loans if they had been current in accordance with their original terms and the recorded interest that was earned and included in income on these loans:

                                                  Years ended December 31,

          ($ In thousands)                       1998       1997       1996
                                                 ----       ----       ----
          Scheduled interest:
           Nonaccrual loans                    $      4         8         68
                                               ========    ======     ======
          Recorded interest:
           Nonaccrual loans                    $    ---         1         24
                                               ========    ======     ======

     Changes in the valuation allowance for other real estate owned are as follows:

                                                   Years ended December 31,

          ($ In thousands)                         1998      1997      1996
                                                   ----      ----      ----

          Balances, beginning of year             $    68       96       91
          Provision for other real estate owned        25      ---        5
          Write-offs                                  ---      (28)     ---
                                                  -------    -----     ----

          Balances, end of year                   $    93       68       96
                                                  =======    =====     ====

     At December 31, 1998, the recorded investment in loans which have been identified as impaired loans, totaled $373. Of this amount, $228 related to loans with no valuation allowance and $145 related to loans with a corresponding valuation allowance of $145. At December 31, 1997, the recorded investment in loans which have been identified as impaired loans totaled $177. Of this amount, $124 related to loans with no valuation allowance and $53 related to loans with a corresponding valuation allowance of $53.


National Bankshares, Inc. and Subsidiaries

     For the year ended December 31, 1998, the average recorded investment in impaired loans was approximately $387, and the total interest income recognized on impaired loans was $32 of which $0 was recognized on a cash basis. For the year ended December 31, 1997, the average recorded investment in impaired loans was approximately $458, and the total interest income recognized on impaired loans was $23 of which $12 was recognized on a cash basis. For the year ended December 31, 1996, the average recorded investment in impaired loans was approximately $800, and the total interest income recognized on impaired loans was $33 of which $23 was recognized on a cash basis.
     Changes in the allowance for loan losses are as follows:

                                                  Years ended December 31,

          ($ In thousands)                       1998       1997       1996
                                                 ----       ----       ----
          Balances, beginning of year           $ 2,438     2,575      2,625
          Provision for loan losses                 624       435        331
          Recoveries                                255       107        125
          Loans charged off                        (638)     (679)      (506)
                                                -------    ------     ------

          Balances, end of year                 $ 2,679     2,438      2,575
                                                =======    ======     ======

Note 6: Bank Premises and Equipment
     Bank  premises   and  equipment   stated   at  cost,   less   accumulated
depreciation, are as follows:

                                                          December 31,

        ($ In thousands)                               1998          1997
                                                       ----          ----
        Premises                                      $  6,321        6,148
        Furniture and equipment                          5,343        4,458
        Construction-in-progress                           632           33
                                                      --------      -------
        Less accumulated depreciation                   12,296       10,639
                                                        (5,639)      (4,900)
             Total bank premises and equipment        --------      -------

                                                      $  6,657        5,739
                                                      ========      =======

     The Company leases a branch facility as well as certain other office space under noncancellable operating leases that expire over the next five years. The future minimum lease payments under these leases (with initial or remaining lease terms in excess of one year) as of December 31, 1998 are as follows: $64 in 1999, $13 in the years 2000, 2001 and 2002, and $10 in 2003.
     As of December 31, 1998, the Company had an outstanding commitment of approximately $1,600 related to the construction of new company headquarters.

Note 7: Time Deposits
     Included in time deposits are certificates of deposit and other time deposits of $100 or more in the aggregate amounts of $46,257 at December 31, 1998 and $42,547 at December 31, 1997. At December 31, 1998, the scheduled maturities of time deposits are as follows: $144,057 in 1999, $33,821 in 2000, $6,742 in 2001, $3,963 in 2002 and $7,928 in 2003.


Notes to Consolidated Financial Statements

Note 8: Employee Benefit Plans
     NBB has a Retirement Accumulation Plan qualifying under IRS Code Section 401(k). Eligible participants in the plan can contribute up to 10% of their total annual compensation to the plan. Employee contributions are matched by NBB based on a percentage of an employee's total annual compensation contributed to the plan. For the years ended December 31, 1998, 1997 and 1996, NBB contributed $91, $87 and $83, respectively, to the plan.
     Bankshares has a nonleveraged Employee Stock Ownership Plan (ESOP) which enables employees of the sole participating employer, NBB, who have one year of service and who have attained the age of 21 prior to the plan's January 1 and July 1 enrollment dates to own Bankshares common stock. Contributions to the ESOP are determined annually by the Board of Directors. There was no contribution to the plan in 1998. Contribution expense amounted to $219 and $200 for the years ended December 31, 1997 and 1996, respectively. Dividends on ESOP shares are charged to retained earnings. As of December 31, 1998, the number of allocated shares held by the ESOP was 72,296 and the number of unallocated shares was 5,005. All shares held by the ESOP are treated as outstanding in computing the Company's net basic income per share. Bankshares or the ESOP has the right of first refusal for any shares distributed to a participant in the event the participant elects to sell the shares. Upon reaching age 55 with ten years of plan participation, a vested participant has the right to diversify 50% of his or her allocated ESOP shares and Bankshares or the ESOP, with the agreement of the Trustee, would be obligated to purchase those shares. The ESOP contains a put option which allows a withdrawing participant to require Bankshares or the ESOP, if the plan administrator agrees, to purchase his or her allocated shares if the shares are not readily tradeable on an established market at the time of its distribution. Since the shares are not readily tradeable, at December 31, 1998, 77,301 shares of stock held by the ESOP, at their estimated fair value, which is based on the most recent available independent valuation, is recorded outside of stockholders' equity. Bankshares does not anticipate any material cash requirements in each of the next five years relating to the purchase of shares held by the ESOP participants.
     The Company also sponsors two separate noncontributory defined benefit pension plans which cover substantially all of its employees. The pension plans' benefit formulas generally base payments to retired employees upon their length of service and a percentage of qualifying compensation during their final years of employment. The NBB pension plan's assets are invested principally in U.S. Government agency obligations (34%), mutual funds (31%) and equity securities (35%). BTC's pension plan's assets are invested principally in BTC certificates of deposit (23%), U.S. Government agency obligations (34%), U.S. Treasury securities (11%), corporate debt (20%) and equity securities (12%).
















National Bankshares, Inc. and Subsidiaries


                                                            Pension Benefits
                                                            ----------------
                                                              December 31,
          ($ In thousands)                                   1998      1997
                                                             ----      ----

          Change in benefit obligation
          Benefit obligation at beginning of year          $  4,967     5,161
          Service cost                                          331       281
          Interest cost                                         367       367
          Actuarial gain                                        491      (559)
          Benefits paid                                        (161)     (283)
                                                           --------   -------

               Benefit obligation at end of year              5,995     4,967
                                                           --------   -------
          Change in plan assets
          Fair value of plan assets at beginning of year      4,337     3,950
          Actual return on plan assets                          430       327
          Employer contribution                                 365       343
          Benefits paid                                        (161)     (283)
                                                           --------   -------

               Fair value of plan assets at end of year       4,971     4,337
                                                           --------   -------
          Funded status                                      (1,024)     (630)
          Unrecognized net actuarial loss                       917       459
          Unrecognized prior service cost                       216       231
          Unrecognized transition asset                        (183)     (205)
                                                           --------   -------

               Net accrued pension cost (includes accrued
                pension cost of $363 in 1998 and $352 in
                1997, included in other liabilities, and
                prepaid pension cost of $289 in 1998 and
                $207 in 1997 included in other assets)     $    (74)     (145)
                                                           ========   =======



                                              Pension Benefits
                                              ----------------
                                       NBB                       BTC

         ($ In thousands)       1998   1997    1996      1998   1997    1996
                                ----   ----    ----      ----   ----    ----
         Weighted average
          assumptions as of
          December 31
         Weighted average
          discount rate         7.00%  7.50%   7.75%     7.00%   7.50%   7.00%
         Expected return on
          plan assets           9.00%  9.00%   9.00%     9.00%   9.00%   9.00%
         Rate of compensation
          increase              5.00%  5.00%   5.00%     5.00%   5.00%   5.00%



Notes to Consolidated Financial Statements


                                                   Pension Benefits
                                                   ----------------
                                               Years Ended December 31,
         ($ In thousands)                   1998         1997         1996
                                            ----         ----         ----

         Components of net periodic
          benefit cost
         Service cost                     $ 331           281          327
         Interest cost                      367           367          353
         Expected return on plan assets    (400)         (364)        (323)
         Amortization of prior service
          cost                               15            15           15
         Recognized net actuarial loss        3             8           54
         Amortization of transition
          asset                             (22)          (23)         (23)
                                          -----         -----        -----

              Net periodic benefit cost   $ 294           284          403
                                          =====         =====        =====



Note 9: Income Taxes
     Total income taxes were allocated as follows:


                                                   Years ended December 31,

          ($ In thousands)                         1998      1997      1996
                                                   ----      ----      ----
          Income                                  $ 2,591    2,499      2,341
          Stockholders' equity, for net
           unrealized gains (losses) on
           securities available for sale
           recognized for financial reporting
           purposes                                   425      228      (273)
                                                  -------   ------    -------

               Total income taxes                 $ 3,016    2,727      2,068
                                                  =======   ======    =======


     The components of federal income tax expense attributable to income before income tax expense are as follows:














National Bankshares, Inc. and Subsidiaries



                                                   Years ended December 31,

          ($ In thousands)                         1998      1997      1996
                                                   ----      ----      ----
          Current                                 $ 2,726    2,199     2,345
          Deferred                                   (135)     300        (4)
                                                  -------   ------   -------

               Total income tax expense           $ 2,591    2,499     2,341
                                                  =======   ======   =======


     Taxes resulting from securities transactions amounted to a tax expense of $64 for the year ended December 31, 1998, $13 for the year ended December 31, 1997 and $33 for the year ended December 31, 1996.
     The following is a reconciliation of the "expected" income tax expense, computed by applying the U.S. Federal income tax rate of 34% to income before income tax expense, with the reported income tax expense:


                                                   Years ended December 31,

          ($ In thousands)                         1998      1997      1996
                                                   ----      ----      ----

          Expected income tax expense (34%)       $ 3,192    3,080     2,876
          Tax-exempt interest income                 (742)    (700)     (756)
          Nondeductible interest expense               97       90        99
          Other, net                                   44       29       122
                                                  -------   ------    ------

               Reported income tax expense        $ 2,591    2,499     2,341
                                                  =======   ======    ======

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1998 and 1997 are presented below:



















Notes to Consolidated Financial Statements


                                                              December 31,

          ($ In thousands)                                    1998     1997
                                                              ----     ----
          Deferred tax assets:
            Loans, principally due to allowance for loan
             losses and unearned fee income                 $   545       344
            Other real estate owned, principally due to
             valuation allowance                                 32        23
            Deferred compensation and other liabilities,
             due to accrual for financial reporting
             purpose                                             96       114
            Deposit intangibles and goodwill                     51        42
            Community development corporation related tax
             credit                                              22        26
                                                            -------   -------

               Total gross deferred tax assets                  746       549
               Less valuation allowance                         ---       ---
                                                            -------   -------

               Net deferred tax assets                          746       549
                                                            -------   -------

          Deferred tax liabilities:
            Bank premises and equipment, principally due
             to differences in depreciation                    (102)      (16)
            Securities, due to differences in discount
             accretion                                          (52)      (77)
            Other assets                                        (63)      (62)
            Net unrealized gains on securities available
             for sale                                          (525)     (100)
                                                            -------   -------

               Total gross deferred liabilities                (742)     (255)
                                                            -------   -------

               Net deferred tax asset included in other
                assets                                      $     4       294
                                                            =======   =======


     The Company has determined that a valuation allowance for the gross deferred tax assets is not necessary at December 31, 1998 and 1997 due to the fact that the realization of the entire gross deferred tax assets can be supported by the amount of taxes paid during the carryback period available under current tax laws.

Note 10: Restrictions on Payments of Dividends and Capital Requirements Bankshares' principal source of funds for dividend payments is dividends received from its subsidiary banks. For the years ended December 31, 1998, 1997 and 1996, dividends received from subsidiary banks were $5,341, $2,712 and $1,901, respectively. Included in the 1998 dividends was $2,534 which represented a transfer of capital to Bankshares.
     Substantially all of Bankshares' retained earnings are undistributed earnings of its banking subsidiaries, which are restricted by various



National Bankshares, Inc. and Subsidiaries

regulations administered by federal and state bank regulatory agencies. Bank regulatory agencies restrict, without prior approval, the total dividend payments of a bank in any calendar year to the bank's retained net income of that year to date, as defined, combined with its retained net income of the preceding two years, less any required transfers to surplus. At December 31, 1998, retained net income which was free of such restriction amounted to approximately $5,461.
     Bankshares and its subsidiaries are subject to various regulatory capital requirements administered by the bank regulatory agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Bankshares and its subsidiaries must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. Bankshares' and its subsidiaries' capital amounts and classification are also subject to qualitative judgments by regulators about components, risk weightings and other factors.
     Quantitative measures established by regulation to ensure capital adequacy require Bankshares and its subsidiaries to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 1998, that Bankshares and its subsidiaries meet all capital adequacy requirements to which they are subject.
     Bankshares' and its subsidiaries' actual regulatory capital amounts and ratios are also presented in the following tables.

                                                              To Be Well
                                                              Capitalized
                                                                 Under
                                                                Prompt
                                             For Capital      Corrective
                                              Adequacy          Action
                              Actual          Purposes        Provisions
                          --------------    -------------   --------------

($ In thousands)          Amount   Ratio   Amount   Ratio   Amount   Ratio
                          ------   -----   ------   -----   ------   -----
December 31, 1998
 Total capital (to risk
  weighted assets)
 Bankshares consolidated  $61,216   22.4%   21,819    8.0%    N/A     N/A
 NBB                       30,411   16.5%   14,747    8.0%   18,433   10.0%
 BTC                       28,284   31.8%    7,112    8.0%    8,890   10.0%

 Tier I capital (to risk
  weighted assets)
 Bankshares consolidated  $58,537   21.5%   10,910    4.0%    N/A     N/A
 NBB                       28,511   15.5%    7,373    4.0%   11,060    6.0%
 BTC                       27,505   30.9%    3,536    4.0%    5,334    6.0%

 Tier I capital (to
  average assets)
 Bankshares consolidated  $58,537   13.4%   17,457    4.0%    N/A     N/A
 NBB                       28,511   11.1%   10,292    4.0%   12,865    5.0%
 BTC                       27,505   15.6%    7,068    4.0%    8,835    5.0%


Notes to Consolidated Financial Statements


                                                              To Be Well
                                                              Capitalized
                                                             Under Prompt
                                             For Capital      Corrective
                                              Adequacy          Action
                              Actual          Purposes        Provisions
                          --------------    -------------   --------------
($ In thousands)          Amount   Ratio   Amount   Ratio   Amount   Ratio
                          ------   -----   ------   -----   ------   -----

December 31, 1997
 Total capital (to risk
  weighted assets)
 Bankshares consolidated  $57,198   23.3%   19,652    8.0%    N/A     N/A
 NBB                       28,825   17.4%   13,232    8.0%   16,540   10.0%
 BTC                       28,313   34.7%    6,527    8.0%    8,159   10.0%

 Tier I capital (to risk
  weighted assets)
 Bankshares consolidated  $54,760   22.3%    9,826    4.0%    N/A     N/A
 NBB                       27,084   16.4%    6,616    4.0%    9,924    6.0%
 BTC                       27,616   33.9%    3,264    4.0%    4,895    6.0%

 Tier I capital (to
  average assets)
 Bankshares consolidated  $54,760   13.7%   15,988    4.0%    N/A     N/A
 NBB                       27,084   12.1%    8,985    4.0%   11,231    5.0%
 BTC                       27,616   15.8%    7,003    4.0%    8,754    5.0%


     As of December 31, 1998, the most recent notifications from the appropriate regulatory authorities categorized Bankshares and its subsidiaries as adequately capitalized under the regulatory framework for prompt corrective action. To be categorized as adequately capitalized, Bankshares and its subsidiaries must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since those notifications that management believes have changed Bankshares' and its subsidiaries' category.

Note 11: Parent Company Financial Information
     Condensed financial information of National Bankshares, Inc.
(Parent) is presented below:
















National Bankshares, Inc. and Subsidiaries

                           Condensed Balance Sheets

                                                    December 31,
($ In thousands, except share and
 per share data.)                                 1998        1997
                                                  ----        ----
Assets        Cash due from subsidiaries         $     28         69
              Securities available for sale         2,521        ---
              Investment in subsidiaries, at
               equity                              58,139     55,807
              Refundable income taxes due
               from subsidiaries                       30         22
              Other assets                             30        ---
                                                 --------    -------

                   Total assets                  $ 60,748     55,898
                                                 ========    =======

Liabilities   Other liabilities                  $     65         31
and                                              --------    -------
Stockholders' Common stock subject to ESOP
Equity         put option (note 8)                  2,180      1,838
                                                 --------    -------
              Stockholders' equity (notes 9,
               10 and 16):
                 Preferred stock of no par
                  value.  Authorized
                  5,000,000 shares; none
                  issued and outstanding              ---        ---
                 Common stock of $2.50 par
                  value.  Authorized
                  5,000,000 shares; issued
                  and outstanding 3,792,833
                  shares                            9,482      9,482
                 Retained earnings                 50,182     46,191
                 Accumulated other
                  comprehensive income              1,019        194
                 Common stock subject to ESOP
                  put option (77,301 shares at
                  $28.20 per share in 1998 and
                  72,783 shares at $25.25 per
                  share in 1997) (note 8)          (2,180)    (1,838)
                                                 --------    -------

                   Total stockholders' equity      58,503     54,029


              Commitments and contingent
                  liabilities (notes 6, 8
                  and 13)                        --------    -------

                   Total liabilities and
                    stockholders' equity         $ 60,748     55,898
                                                 ========    =======





Notes to Consolidated Financial Statements

            Condensed Statements of Income and Comprehensive Income

                                          Years ended December 31,

($ In thousands)                         1998       1997       1996
                                         ----       ----       ----
Income   Dividends from subsidiaries
          (note 10)                     $5,341      2,712      1,901
         Interest on securities -
          taxable                           29        ---        ---
         Interest on securities -
          nontaxable                        24        ---        ---
                                        ------     ------     ------

                                         5,394      2,712      1,901

Expenses Other expenses                    173        125        232
                                        ------     ------     ------

         Income before income tax
          benefit and equity in
          undistributed net income
          of subsidiaries                5,221      2,587      1,669

         Applicable income tax
          benefit                           47         42         41
                                        ------     ------     ------

         Income before equity in
          undistributed net income
          of subsidiaries                5,268      2,629      1,710

         Equity in undistributed net
          income of subsidiaries         1,530      3,931      4,407
                                        ------     ------     ------

            Net income                   6,798      6,560      6,117
                                        ------     ------     ------

         Other comprehensive income
          (loss), net of income
          taxes:

            Net unrealized gains
             (losses) on securities
             available for sale
             (notes 1 and 17):
             Arising during the year       356        442       (530)
             Cumulative accounting
              change                       469        ---        ---
                                        ------     ------     ------

            Total                          825        442       (530)
                                        ------     ------     ------

            Comprehensive income        $7,623      7,002      5,587
                                        ======     ======     ======


National Bankshares, Inc. and Subsidiaries


                      Condensed Statements of Cash Flows

                                          Years ended December 31,

($ In thousands)                          1998       1997       1996
                                          ----       ----       ----
Cash Flows  Net income                  $  6,798     6,560      6,117
from        Adjustments to reconcile
Operating    net income to net cash
Activities   provided by operating
             activities:
              Equity in undistributed
               net income of
               subsidiaries               (1,530)   (3,931)    (4,407)
              Amortization of premiums
               and accretion of
               discounts, net                  4       ---        ---
              (Increase) decrease in
               refundable income taxes
               due from subsidiaries          (8)        3         88
              Increase in other assets       (30)      ---        ---
              Increase (decrease) in
               other liabilities              22        (4)        (5)
                                         -------    ------    -------

                 Net cash provided
                  by operating
                  activities               5,256     2,628      1,793
                                         -------    ------    -------

Cash Flows  Purchases of securities
from         available for sale           (4,534)      ---        ---
Investing   Maturities of securities
Activities   available for sale            2,044       ---        ---
                                         -------    ------    -------

                 Net cash used in
                  investing activities    (2,490)      ---        ---
                                         -------    ------    -------

Cash Flows  Cash dividends paid           (2,807)   (2,579)    (1,787)
from                                     -------    ------    -------
Financing
Activities       Net cash used in
                  financing activities    (2,807)   (2,579)    (1,787)
                                         -------    ------    -------

            Net increase (decrease) in
             cash                            (41)       49          6
            Cash due from subsidiary
             at beginning of year             69        20         14
                                         -------    ------    -------

            Cash due from subsidiary
             at end of year              $    28        69         20
                                         =======    ======    =======



Notes to Consolidated Financial Statements

Note 12: Supplemental Cash Flow Information
     The Company paid $14,003, $13,084 and $13,080 for interest and $2,631, $2,719 and $1,839 for income taxes, net of refunds, in 1998, 1997 and 1996, respectively. Noncash investing activities consisted of $638, $679 and $506 of loans charged against the allowance for loan losses in 1998, 1997 and 1996, respectively. Noncash investing activities also included $382 in 1998 and $159 in 1997 of loans transferred to other real estate owned. In addition, for the years ended December 31, 1998, 1997 and 1996, noncash investing activities included changes in net unrealized gains (losses) on securities available for sale of $1,250, $670 and ($803), respectively, changes in deferred tax assets included in other assets of ($425), ($228) and $273, respectively, and changes in net unrealized gains (losses) on securities available for sale included in stockholders' equity of $825, $442 and ($530), respectively. Securities, classified as held to maturity, totaling approximately $20,516, were transferred to securities available for sale in 1998. This was in accordance with the reassessment of the classification of securities allowed by the Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities," which was adopted by the Company on October 1, 1998.

Note 13: Financial Instruments with Off-Balance Sheet Risk
     The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated balance sheets. The contract amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.
     The Company's exposure to credit loss, in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit, is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.
     The Company may require collateral or other security to support the following financial instruments with credit risk:


                                                    December 31,

      ($ In thousands)                           1998          1997
                                                 ----          ----
      Financial instruments whose contract
       amounts represent credit risk:
         Commitments to extend credit           $53,498        37,700
                                                =======        ======

         Standby letters of credit              $ 3,320         1,949
                                                =======        ======

         Mortgage loans sold with potential
          recourse                              $39,697        19,231
                                                =======        ======

     Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses


National Bankshares, Inc. and Subsidiaries

and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if required by the Company upon extension of credit, is based on management's credit evaluation of the customer. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment and income-producing commercial properties. Extensions of credit arising from these commitments are predominantly variable rate in nature; the principal exception being construction loans which are at fixed rates, but have terms generally less than one year.
     Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment and income-producing commercial properties.
     The Company originates mortgage loans for sale to secondary market investors subject to contractually specified and limited recourse provisions. In 1998, the Company originated $41,472 and sold $39,697 to investors, compared to $19,120 originated and $19,231 sold in 1997. Every contract with each investor contains certain recourse language. In general, the Company may be required to repurchase a previously sold mortgage loan if there is major noncompliance with defined loan origination or documentation standards, including fraud, negligence or material misstatement in the loan documents. Repurchase may also be required if necessary governmental loan guarantees are canceled or never issued, or if an investor is forced to buy back a loan after it has been resold as a part of a loan pool. In addition, the Company may have an obligation to repurchase a loan if the mortgagor has defaulted early in the loan term. This potential default period is approximately twelve months after sale of a loan to the investor.

Note 14:  Concentrations of Credit Risk
     The Company does a general banking business, serving the commercial, agricultural and personal banking needs of its customers. NBB's trade territory, commonly referred to as the New River Valley, consists of Montgomery and Giles Counties and the City of Galax, Virginia and portions of adjacent counties. NBB's operating results are closely correlated with the economic trends within this area which are, in turn, influenced by the area's three largest employers, Virginia Polytechnic Institute and State University, Montgomery County Schools and Celanese. Other industries include a wide variety of manufacturing, retail and service concerns. Most of BTC's business originates from the communities of Tazewell and Bluefield and other communities in Tazewell County, Virginia and in Mercer County, West Virginia. BTC's service area has largely depended on the coal mining industry and farming for its economic base. In recent years, coal companies have mechanized and reduced the number of persons engaged in the production of coal. There are still a number of support industries for the coal mining business that continue to provide employment in the area. Additionally, several new businesses have been established in the area and Bluefield, West Virginia has begun to emerge as a regional medical center. The ultimate collectibility of the loan portfolios and the recovery of the carrying amounts of repossessed property are susceptible to changes in the market conditions of these areas.
     At  December  31,  1998  and 1997,  approximately  $94,000  and  $80,000, respectively, of the loan portfolio was concentrated in commercial real estate. This represents approximately 39% and 37% of the loan portfolio at


Notes to Consolidated Financial Statements

December 31, 1998 and 1997, respectively. Included in commercial real estate at December 31, 1998 and 1997 was approximately $64,000 and $50,000, respectively, in loans for college housing and professional office buildings. Loans secured by residential real estate were approximately $67,000 and $65,000 at December 31, 1998 and 1997, respectively. This represents approximately 28% and 30% of the loan portfolio at December 31, 1998 and 1997, respectively. Loans secured by automobiles were approximately $32,000 and $34,000 at December 31, 1998 and 1997, respectively. This represents approximately 13% of the loan portfolio at December 31, 1998 and 16% at December 31, 1997.
     The Company has established operating policies relating to the credit process and collateral in loan originations. Loans to purchase real and personal property are generally collateralized by the related property and with loan amounts established based on certain percentage limitations of the property's total stated or appraised value. Credit approval is primarily a function of collateral and the evaluation of the creditworthiness of the individual borrower or project based on available financial information. Interest-bearing deposits with banks represent deposits with the Federal Home Loan Bank of Atlanta. Management considers the concentration of credit risk to be minimal.

Note 15: Fair Value of Financial Instruments
     The estimated fair values of the Company's financial instruments at December 31, 1998 and 1997 are as follows:

                                             December 31,

                                      1998                   1997
                                    --------               --------
                              Carrying   Estimated   Carrying   Estimated
($ In thousands)               Amount   Fair Value    Amount   Fair Value
                              --------  ----------   --------  ----------
Financial assets:
   Cash and due from banks    $ 14,421      14,421     12,435      12,435
   Interest-bearing
    deposits                     7,027       7,027      9,728       9,728
   Federal funds sold            5,090       5,090      4,300       4,300
   Securities                  166,754     167,229    149,974     150,587
   Mortgage loans held for
    sale                         2,180       2,180        405         405
   Loans, net                  236,578     241,064    214,552     215,285
                              --------    --------    -------     -------

     Total financial assets   $432,050     437,011    391,394     392,740
                              ========    ========    =======     =======

Financial liabilities:
   Deposits                   $382,696     384,080    344,867     344,589
   Other borrowed funds            214         214        485         485
                              --------    --------    -------     -------
     Total financial
      liabilities             $382,910     384,294    345,352     345,074
                              ========    ========    =======     =======

     Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from


National Bankshares, Inc. and Subsidiaries

offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgements regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and therefore cannot be determined with precision. Changes in assumptions could significantly affect these estimates.
     Fair value estimates are based on existing on-and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets that are not considered financial assets include deferred tax assets and the bank premises and equipment. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

Note 16: Business Combinations
     On June 1, 1996, Bankshares issued 1,888,209 shares of its common stock in a one-for-one exchange for all the outstanding common stock of Bank of Tazewell County, Tazewell, Virginia. This business combination has been accounted for as a pooling-of-interests and, accordingly, the consolidated financial statements for the periods prior to the combination have been restated to include the accounts and results of operations of Bank of Tazewell County. There were no adjustments of a material amount resulting from Bank of Tazewell County's adoption of Bankshares' accounting policies.
     In May 1996, Bankshares declared a stock split of .11129 per share effected in the form of a stock dividend to the holders of Bankshares common stock just prior to the merger effective date to facilitate the one-for-one common stock exchange ratio. All stockholders' equity accounts, share and per share data have been adjusted retroactively to reflect the stock split.
     The results of operations previously reported by the separate enterprises and the combined amounts presented in the accompanying financial statements are summarized below:

                                                 Six months
                                               ended June 30,
                                               --------------
                 ($ In thousands)                   1996
                                               --------------
                 Revenues:
                  National Bankshares, Inc.         $ 9,286
                  Bank of Tazewell County             6,166
                                                    -------

                   Combined                         $15,452
                                                    =======

                 Net Income:
                  National Bankshares, Inc.         $ 1,883
                  Bank of Tazewell County             1,106
                                                    -------

                   Combined                         $ 2,989
                                                    =======




Notes to Consolidated Financial Statements

     On December 26, 1997, NBB entered into an agreement to purchase the assets, including real estate and improvements, and assume the liabilities of the Galax, Virginia, branch office of First American Federal Savings Bank. The transaction, which was subject to regulatory approval, closed in the second quarter of 1998. It did not have a material impact on the Company's results of operations or liquidity.

Note 17: Other Comprehensive Income
     Other comprehensive income net of income taxes and net of reclassification adjustments between net income and other comprehensive income relating to securities available for sale are reported in the Consolidated Statements of Income and Comprehensive Income. The information that follows discloses the reclassification adjustments and the income taxes related to securities available for sale that are included in other comprehensive income, net of income taxes.

                 ($ In thousands)                    1998
                                                     ----
                 Net unrealized gains on
                  securities available for sale:
                   Net unrealized holding gains
                    during the year                 $ 1,282
                   Less reclassification
                    adjustments for gains
                    included in net income              (32)
                   Income tax expense                  (425)
                                                    -------
                      Other comprehensive income,
                       net of income taxes          $   825
                                                    =======

Note 18: Future Accounting Considerations
     In March 1998, the AICPA Accounting Standards Executive Committee issued Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 is applicable for the costs of computer software developed or obtained for internal use. The SOP requires that certain costs related to the development or purchase of internal-use software be capitalized and amortized over the estimated useful life of the software. The SOP also requires that costs related to the preliminary project stage and the post-implementation/operation stage as defined in SOP 98-1 for computer software developed or obtained for internal use be expensed as incurred.
     SOP 98-1 is effective for financial statements issued for fiscal years beginning after December 15, 1998. Earlier application is encouraged in fiscal years for which annual financial statements have not been issued. Initial application should be as of the beginning of the fiscal year in which the SOP is first adopted and applied to costs incurred for all projects during that fiscal year, including those in progress upon initial application. Costs incurred prior to initial application of the SOP, whether capitalized or not, should not be adjusted to the amounts that would have been capitalized had the SOP been in effect when those costs were incurred.
     The Company adopted SOP 98-1 on January 1, 1999, and it is not anticipated SOP 98-1 will have a material effect on the consolidated financial position, results of operations or liquidity of the Company.
     There have been no other recent accounting pronouncements issued that would have a material effect on the consolidated financial position, results of operations or liquidity of the Company or require additional disclosures.


National Bankshares, Inc. Board of Directors

                              National Bankshares


"Picture of James G.    James G. Rakes, Chairman
Rakes, Charles L.       of the Board, National
Boatwright and          Bankshares, Inc., The
William T. Peery"       National Bank, President
                        and Chief Executive
                        Officer; Charles L.
                        Boatwright, Vice Chairman
                        of the Board, Physician;
                        William T. Peery, Cargo
                        Oil Co., Inc., President;



                        L. Allen Bowman, Litton     "Picture of L. Allen
                        Poly-Scientific, Retired    Bowman, James A.
                        President; James A.         Deskins and Cameron
                        Deskins, Sr., Deskins       L. Forrester"
                        Super Market, Inc.,
                        President; Cameron L.
                        Forrester, Bank of
                        Tazewell County,
                        President and Chief
                        Executive Officer;


"Picture of Alonzo A.   Alonzo A. Crouse, Bank of
Crouse, Paul A.         Tazewell County,
Duncan and Jeffrey R.   Executive Vice President,
Stewart"                Secretary and Cashier;
                        Paul A. Duncan, Holiday
                        Motor Corp., President;
                        Jeffrey R. Stewart,
                        Educational Consultant























The National Bank and Bank of Tazewell County Boards of Directors


NBB
The National Bank
"Picture of James G. Rakes,     James G. Rakes, National Bankshares,
Paul P. Wisman, J. Lewis        Inc., The National Bank, President and
Webb, Jr., Paul A. Duncan,      Chief Executive Officer; Paul P.
James M. Shuler, Charles L.     Wisman, Grundy National Bank, Vice
Boatwright, L. Allen Bowman     President of Investments, Nicewonder
and Jeffrey R. Stewart          Investments, Manager of Assets; J.
                                Lewis Webb, Jr., Dentist; Paul A.
                                Duncan, Holiday Motor Corp., President;
                                James M. Shuler, Veterinarian, Virginia
                                House of Delegates, Delegate; Charles
                                L. Boatwright, Physician; L. Allen
                                Bowman, Vice Chairman of the Board,
                                Litton Poly-Scientific, Retired
                                President; Jeffrey R. Stewart, Chairman
                                of the Board, Educational Consultant

BTC
Bank of Tazewell County
"Picture of James A. Deskins,   James A. Deskins, Sr., Deskins Super
Sr., James G. Rakes, James S.   Market, Inc., President; James G.
Gillespie, Jr., Charles E.      Rakes, National Bankshares, Inc., The
Green, III, Alonzo A. Crouse,   National Bank, President and Chief
E. P. Greever, Cameron L.       Executive Officer; James S. Gillespie,
Forrester, William H.           Jr., Jim Sam Gillespie Farm, President;
VanDyke, William T. Peery,      Charles E. Green, III, Registered
Carl C. Gillespie and J. M.     Representative, The Equitable Life
Pope                            Assurance Society of the United States;
                                Alonzo A. Crouse, Bank of Tazewell
                                County, Executive Vice President,
                                Secretary and Cashier; E.P. Greever,
                                Retired; Cameron L. Forrester, Bank of
                                Tazewell County, President and Chief
                                Executive Officer; William H. VanDyke,
                                Candlewax Smokeless Fuel Co., Vice
                                President; William T. Peery, Chairman
                                of the Board, Cargo Oil Co., Inc.,
                                President; Carl C. Gillespie, Honorary
                                Chairman of the Board, Attorney; J. M.
                                Pope, Retired






The National Bank Advisory Boards

Montgomery County Advisory Board Dan A. Dodson, W. Clinton Graves, James J. Owen, Arlene A. Saari, James C. Stewart, T. Cooper Via

Giles County  Advisory Board   Paul B. Collins,  John H. Givens, Jr.,  Ross E.
Martin,  Kenneth L. Rakes, Scarlet  B. Ratcliffe, H.  M. Scanland, Jr., Buford
Steele



                                In Remembrance


   On March 16, 1998 the directors, officers and employees of National Bankshares, Inc. and of The National Bank and Bank of Tazewell County were saddened by the death of BTC's President and CEO, Raymond L. Dodson. Mr. Dodson had been the President and a director of BTC for more than 25 years. He worked in the banking industry for over 48 years. Mr. Dodson was a strong advocate of BTC's merger with National Bankshares, Inc., and he was elected to the holding company Board in 1996 following the merger. The Bank of Tazewell County and National Bankshares greatly benefited from Mr. Dodson's banking
background and skillful  leadership.   Mr. Dodson's enthusiasm  and energy  is
very much missed by those who knew and worked with him.


   Our Company experienced another great loss with the untimely death of the Chairman of the Board, Dr. Robert E. Christopher, Jr., on October 18, 1998. As a member of the Board of Directors of NBB for more than 30 years and as a director of National Bankshares from its formation in 1986, Dr. Christopher made an important and lasting contribution to the growth and success of both organizations. Dr. Christopher served as Chairman of both Boards of Directors
from 1992  until his death.   He will be  remembered as a quiet  and honorable
leader who was very proud of his association with National Bankshares and The National Bank.


   When he retired in 1995 from the Boards of Directors of the National Bank and of National Bankshares, John M. Barringer had more than 40 years of
service  on  the  bank's Board.    He  was  a  founding director  of  National
Bankshares.  In addition, Mayor  Barringer was chairman of the NBB  Board from
1979 to  1982.   During his  long association  with the  bank and  the holding company,  Mayor Barringer willingly shared his  professional expertise and his
understanding  of  the community.   His  death on  January  9, 1999,  left his
friends and colleagues with a deep sense of loss. They will fondly remember Mayor Barringer's personal warmth and quick wit.


























Corporate Information

National Bankshares, Inc. Officers
   James G. Rakes                            Joan C. Nelson
   President and Chief Executive Officer     Corporate Officer

   J. Robert Buchanan                        Shelby M. Evans
   Treasurer                                 Corporate Compliance Officer

   Marilyn B. Buhyoff                        David K. Skeens
   Secretary and Counsel                     Corporate Auditor

   F. Brad Denardo
   Corporate Officer

Annual Meeting
The Annual Meeting of Stockholders will be held on Tuesday, April 13, 1999 at 3:00 p.m. at the Best Western Red Lion Inn, 900 Plantation Road, Blacksburg, Virginia.

Corporate Stock
The common stock of National Bankshares, Inc. is traded over the counter, and certain trades are reported on the OTC Bulletin Board under the symbol "NKSH".

Financial Information
Investors  and   analysts   seeking  financial   information  about   National
Bankshares, Inc. should contact:
   James G. Rakes                         or   J. Robert Buchanan
   President and Chief Executive Officer       Treasurer
   (540)552-2011 or (800)552-4123              (540)552-2011 or (800)552-4123

Written requests may be directed to: National Bankshares, Inc., P.O. Box 90002, Blacksburg, VA 24062-9002.

Stockholder Services and Stock Transfer Agent
Stockholders  seeking  information  about   National  Bankshares,  Inc.  stock
accounts should contact:
   Marilyn B. Buhyoff
   Secretary and Counsel
   (540)552-2011 or (800)552-4123

The National Bank of Blacksburg serves as transfer agent for National Bankshares, Inc. stock.

Written requests and requests for stock transfers may be directed to: National Bankshares, Inc., P.O. Box 90002, Blacksburg, VA 24062-9002.

A copy of National Bankshares, Inc.'s annual report to the Securities and Exchange Commission on Form 10-K will be furnished without charge to any stockholder upon written request.

Corporate Office
   National Bankshares, Inc.
   100 South Main Street
   Blacksburg, VA 24060
   P.O. Box 90002
   Blacksburg, VA 24062-9002


