Form 10-K, Exhibit 13
period 1999-12-31
NATIONAL BANKSHARES INC
filed 2000-03-30
CIK 796534

National Bankshares
















































                                                             1999
                                                            Annual Report

                               1999 Annual Report


                              Financial Highlights



              $ In thousands, except per share data   1999      1998     1997
                                                      ----      ----     ----

              Net income                             $  7,088    6,798    6,560
              Basic net income per share                 1.96     1.79     1.73
              Cash dividends declared per share          0.80     0.74     0.68
              Book value per share                      14.99    16.00    14.73

              Loans, net                             $291,562  236,578  214,552
              Total securities                        137,492  166,754  149,974
              Total assets                            472,134  445,166  402,907
              Total deposits                          407,187  382,696  344,867
              Stockholders' equity                     52,723   58,503   54,029






                                                       Contents



                                        To Our Stockholders                  2

                                        Selected Consolidated
                                         Financial Data                      4

                                        Management's Discussion and
                                         Analysis                            5

                                        Independent Auditors' Report        12

                                        Consolidated Financial
                                         Statements                         13

                                        Notes to Consolidated
                                         Financial Statements               17

                                        Selected Quarterly Data             36

                                        Board of Directors                  38

                                        Corporate Information               40

To Our Stockholders

     We   are   pleased  to   report
another year of higher  earnings and
solid   asset   growth.     National
Bankshares, Inc. achieved net income
in  1999 of nearly $7.09 million, an
increase of  4.3% over 1998.   Based            National Bankshares
upon  a  weighted average  of shares
outstanding  during  1999  and  also
reflecting the effects of the common
stock   repurchase  plan   that  was
completed in the  second quarter  of
the year, basic net income per share
rose to $1.96 from $1.79 in 1998.
     The  total  assets of  National
Bankshares   increased  to   $472.13
million  at  December  31, 1999,  as
compared to $445.17 million  for the
same period in 1998.  A major factor
contributing to  asset growth during                Picture of
the year was a 23.2% increase in net        "New Hubbard Street Office"
loans, to $291.56  million at  year-
end.    Adding  sound  loans  to our
subsidiary banks' portfolios  serves
our  communities, our  customers and
our stockholders.  Funds  on deposit
at The National Bank and at Bank  of
Tazewell  County  are  used to  make
loans  in  our  local  region.   The
loans   in  turn   support  business
expansion  and  the construction  of
new  homes.    They  also  allow our
customers to purchase  new cars,  to
pay  for  medical  expenses  and  to
educate  their  children.   National                Picture of
Bankshares'   stockholders   benefit      "Newly renovated BTC Bluefield
from loan growth because making good               Branch Lobby"
loans is the most profitable  use of
the banks' capital and assets.
     As I mentioned above,  when you
review this year's Annual Report you
will  see that  net income  for 1999
totaled nearly $7.09 million, a 4.3%
increase  over last year.   You will
also   see   an   item   listed   as
"comprehensive  income",   which  is
less  than  the  net income  figure.
Since   this   difference   can   be
confusing, I want  to explain  about
comprehensive income,  an accounting
presentation  that  in  our case  is                Picture of
used    to   reflect    the   annual   "NBB Customer Service Representative
fluctuations in the market  value of       demonstrating Online Banking"
our "available  for sale" investment
portfolio.





     In  1999, because  of increases                Picture of
in interest rates in the bond market             "James G. Rakes"
and the structure  of our  available
for   sale   investment   portfolio,
National  Bankshares experienced  an
unrealized    net   loss    in   the   work   by  employees,   neither  The
portfolio.          This      year's   National Bank nor  Bank of  Tazewell
comprehensive income resulted from Country experienced any disruption subtracting the unrealized net loss in work flow. On the first business figure from our net income total. day of 2000, it was business as This unrealized net loss is usual for bank customers and
significant only if we actually sell   employees.
the  investments  and recognize  the        We believe that  the future  of
loss into net income. When our progressive community banks investments are fundamentally sound, depends upon offering a full as we believe ours are, there is no spectrum of financial service
need to recognize  any loss into net   options,  from  high  touch to  high
income  unless  the investments  are   tech.   As  the world  becomes  more
sold  before  maturity.   We  do not   impersonal,   trusted  relationships
plan  to  liquidate any  significant   become  more  valuable.   Because of
portion of our available for sale our historic community ties, The investment portfolio before National Bank and Bank of Tazewell maturity, and we do not foresee any County are important present and events in the near future that would future sources of quality financial
cause us to change these plans.        services  with a personal touch.  It
     This past year was a busy and would be impossible for us to move productive one for The National Bank forward and carry out our corporate and for Bank of Tazewell County. On mission without the support of our
February 1, NBB introduced an stockholders, directors and Internet Banking product that has employees. I thank you for your
proven  to be  quite popular.   With   contributions   to   the   continued
Internet Banking,  our customers can   success of National Bankshares.
access  account balances,  apply for
loans,  open  new  accounts and  pay
bills when it is most convenient for        James G. Rakes
them.  In August, The  National Bank        Chairman of the Board
opened the new Hubbard Street Office        President and
Building in Blacksburg.  In addition        Chief Executive Officer
to housing the  bank's tenth  branch
location,  Hubbard Street  serves as
the  corporate  headquarters and  as
the home to NBB's Trust,  Bank Card,
Marketing,  Human  Resources, Audit,
Compliance    and     Loan    Review
departments.  Also during 1999, Bank
of Tazewell  County completed needed
renovations   at    the   Bluefield,
Virginia  office.   BTC  highlighted
the   importance  of   tradition  by
incorporating   several   items   of
antique furniture  from its 110-year
past  into   the  office  renovation
plan.    The  year  ended  with  the
publicized   millennium  celebration
and  the   associated  Y2K  computer
century  date change.   Fortunately,
because   of    years   of   advance
preparation and a great deal of hard



National Bankshares, Inc. and Subsidiaries
Selected Consolidated Financial Data

          $ In thousands, except per share data.  Years ended December 31,

                                     1999     1998      1997    1996     1995
                                     ----     ----      ----    ----     ----
   Selected   Interest income      $ 33,603   31,828   29,797   28,647   28,094
   Income     Interest expense       14,203   13,928   13,106   13,036   12,703
   Statement  Net interest income    19,400   17,900   16,691   15,611   15,391
   Data:      Provision for loan
               losses                 1,400      624      435      331      282
              Noninterest income      3,512    3,174    2,834    2,693    2,382
              Noninterest expense    11,868   11,061   10,031    9,515   10,033
              Income taxes            2,556    2,591    2,499    2,341    1,933
              Net income              7,088    6,798    6,560    6,117    5,525

   Per Share  Basic net income     $   1.96     1.79     1.73     1.61     1.46
   Data:      Cash dividends
               declared                0.80     0.74     0.68     0.62     0.57
              Book value per
               share(1)               14.99    16.00    14.73    13.56    12.70

   Selected   Loans, net           $291,562  236,578  214,552  193,598  163,193
   Balance    Total securities      137,492  166,754  149,974  171,244  187,635
   Sheet      Total assets          472,134  445,166  402,907  388,850  380,915
   Data at    Total deposits        407,187  382,696  344,867  334,584  330,313
   End        Stockholders'
   of Year:    equity                52,723   58,503   54,029   49,801   48,154

   Selected   Loans, net           $266,431  225,613  204,540  177,419  160,643
   Balance    Total securities      151,424  152,432  157,179  177,403  183,994
   Sheet      Total assets          454,189  420,988  395,932  388,045  378,406
   Daily      Total deposits        391,583  359,970  339,439  335,938  330,261
   Averages:  Stockholders'
               equity(1)             56,196   58,282   53,712   49,459   45,726

   Selected   Return on average
   Ratios:     assets                  1.56     1.61     1.66     1.58     1.46
              Return on average
               equity(1)              12.61    11.66    12.21    12.37    12.08
              Dividend payout
               ratio                  39.70    41.29    39.31    37.55    37.32
              Average equity to
               average assets(1)      12.37    13.84    13.57    12.75    12.08

     (1) Includes amount related to common stock subject to ESOP put option excluded from stockholders' equity on the Consolidated Balance Sheets in 1998, 1997 and 1996.

                        "Cash Dividends Per Share" Graph
(In Dollars)
              1999        1998        1997        1996        1995
              ----        ----        ----        ----        ----
              .80         .74         .68         .62         .57







Management's Discussion and Analysis
($ In thousands, except per share data.)

PERFORMANCE SUMMARY
     Net income in 1999 for National Bankshares, Inc. (Bankshares) and its wholly-owned subsidiaries, The National Bank of Blacksburg (NBB) and Bank of Tazewell County (BTC), (the Company), was $7,088, an increase of $290 or 4.27% over the previous year. This produced a return on average assets and a return on average equity of 1.56% and 12.61%, respectively.
     Net income for the Company for 1998 was $6,798, an increase of $238 or 3.63% over 1997. The return on average assets and return on average equity for 1998 were 1.61% and 11.66%, respectively.
     The Company's net income for 1997 was $6,560 which produced a return on average assets of 1.66% and a return on average equity of 12.21%.
     Basic net income per share increased steadily over the three-year period rising from $1.73 per share in 1997 to $1.79 in 1998 and $1.96 in 1999.
     Net income for 1999 increased 4.27% as previously stated; however, total asset growth increased at a rate of approximately 6%, resulting in a slight decline in the return on average assets. The increase in the return on average equity for 1999 was the result of increased earnings and a decline in stockholders' equity. This decline in stockholders' equity was due to a combination of a stock repurchase that occurred in the second quarter of 1999, cash dividends and a substantial decline in accumulated other comprehensive income. The dividend payout ratio for 1999 was 39.70%, which compares to 41.29% in 1998 and 39.31% in 1997.


                               "Net Income" Graph

(In Millions)

              1999        1998        1997        1996        1995
              ----        ----        ----        ----        ----
              7.1         6.8         6.6         6.1         5.5

NET INTEREST INCOME
     Net interest income for 1999 was $19,400, an increase of $1,500 or 8.38% over 1998. In 1998, net interest income was $17,900, up $1,209 or 7.24% from 1997 net interest income of $16,691.
     The net yield on earning assets for 1999 was 4.82%. In 1998 and 1997, the net yield on earning assets was 4.77% and 4.75%, respectively.
     During 1999, the Company continued to experience substantial loan growth, which in turn contributed significantly to the increase in net interest income. The improvement in the net interest margin of 5 basis points was the result of a 14 basis point decline in the yield on earning assets combined with a 19 basis point decline in the cost to fund earning assets. In the fourth quarter of 1999, the Company changed its method of accounting for loan late fees from cash to accrual basis. As a result of this change, net interest income increased by $266. This change was not deemed to be material.
     The Company experienced a higher level of deposit growth in 1998 relative to the preceding year. This allowed loan growth to be funded by deposits. The investment portfolio grew as well.
     In 1997, management's strategy was to fund increases in the loan portfolio through liquidity generated principally from the securities portfolio. In 1997, overall loan growth was strong, particularly in commercial loans and loans to individuals.





Management's Discussion and Analysis

INTEREST RATE SENSITIVITY
     The Company considers interest rate risk to be a significant market risk and has systems in place to measure the exposure of net interest income and fair market values to adverse movement in interest rates. Interest rate sensitivity analyses indicate repricing opportunities, and interest rate shock simulations indicate potential economic loss due to future interest rate changes. Management realizes certain risks are inherent and minimizes these by adjusting asset/liability management responses to changing economic conditions.
     The Company reduces the volatility of its net interest income by managing the relationship of interest-rate sensitive assets to interest-rate sensitive liabilities. In prior years, the Company has used its securities available for sale as a primary means to counter movements in interest rates. At December 31, 1999, this portfolio contained a substantial amount of longer term securities with call features. Due to an overall increase in interest rate levels these securities have not been called as originally anticipated. The rising interest rate levels also resulted in a substantial increase in net unrealized losses making the sale of these securities impractical. At present and for an indeterminate amount of time in the future, the Company will not be able to use the securities available for sale portfolio to respond to interest rate movements to the extent possible in recent years. This risk can be mitigated, however, by funds management, specifically through use of credit instruments offered by the Federal Home Loan Bank. Accordingly, the Company's vulnerability to upward movements of interest rates has increased.

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






















National Bankshares, Inc. and Subsidiaries

                                 Loan Loss Data

   ($ In thousands)                           1999       1998        1997
                                              ----       ----        ----
   Provision for loan losses               $   1,400         624        435
   Net charge-offs to average
    net loans                                   0.31%       0.17%      0.28%
   Allowance for loan losses to
    loans, net of unearned
    income and deferred fees                    1.10%       1.12%      1.12%
   Allowance for loan losses to
    nonperforming loans                     1,691.62%   9,567.86%  2,802.30%
   Allowance for loan losses to
    nonperforming assets                      506.43%     408.38%    479.92%
   Nonperforming assets to loans,
    net of unearned income
    and deferred fees, plus
    other real estate owned                     0.22%       0.27%      0.23%

   Nonaccrual loans                        $     151          28         87
   Restructured loans                             40         ---        ---
   Other real estate owned, net                  447         628        421
                                           ---------   ---------  ---------
    Total nonperforming assets             $     638         656        508
                                           =========   =========  =========
   Accruing loans past due 90 days or more $   1,077         550        672
                                           =========   =========  =========

     Nonperforming loans include nonaccrual loans and restructured loans, but do not include accruing loans past due 90 days or more. Nonperforming assets for 1999 have decreased $18 or 2.74% from 1998. Nonperforming assets for 1998 increased by $148 or 29.13% from the 1997 total of $508.
     Net charge-offs to average net loans for 1999 were 0.31%, up from 0.17% in 1998. In 1999, overall asset quality continued to be satisfactory and general economic conditions favorable. The provision for loan loss increased by $776 or 124.36%. This increased level of bad debt expense was primarily in response to the growth in the loan portfolio, but also provided for additional losses. Charge-offs in the commercial loan category increased by $153, while charge-offs on loans to individuals increased by $234. A majority of the charge-offs in the commercial loan area was due to a single credit, while charge-offs on loans to individuals consisted of numerous smaller credits.
     Net charge-offs to average net loans for 1998 were 0.17%, down from 1997 when that ratio was 0.28%. The provision for loan losses, which increased $189 in 1998 or 43.45% over 1997's provision of $435, was increased to cover 1998's net charge-offs and loan growth. See note 5 of Notes to Consolidated Financial Statements for additional information relating to nonperforming assets, past due loans, impaired loans and allowance for loan losses.
     While past efforts directed at improving asset quality have been largely successful, management is unable to estimate when and under what exact terms problem assets will be resolved. Changing economic conditions, the timing and extent of changes and the ultimate impact on the Company's asset quality is not within management's ability to predict with any degree of precision.
     In addition, precise loss predictions may be difficult to determine because of the complex circumstances that surround troubled debts.

NONINTEREST INCOME
     Noninterest income  for 1999 was $3,512, an increase of $338 or     10.65%
over 1998.   Noninterest  income for 1998  was $3,174,  up $340 or  12.00% from
1997.


Management's Discussion and Analysis

     Service charges on deposits for 1999 totaled $1,395, an increase of $230 or 19.74% from 1998. This increase was due in part to volume and improved collection efforts. Service charges on deposit accounts in 1998 were up $34 or 3.01% from the previous year. The level of these charges is driven by demand deposit volume, types of accounts opened, service charge rates in effect, the level of charges such as overdraft fees and the waiver policy concerning these fees. The increase for 1998 was largely attributable to the overall increase in demand deposit volume. The decrease for 1997 was largely attributable to fluctuations in overdraft volumes.
     Other service charges and fees are composed of safe deposit box rent, charges associated with letters of credit and other miscellaneous items. In 1999, these charges were $279, an increase of $48 or 20.78% from 1998. For 1998, these charges totaled $231, a decrease of $19 or 7.60% from 1997.
     Trust income for 1999 was $927 which represents an increase of $153 or 19.77% over 1998. In 1998, trust income was $774, an increase of $36 or 4.88% over 1997. Factors affecting the growth in trust income include an increase in the number of accounts managed, an increase in the average value of the accounts managed and an increase in both the number and value of estates settled. Due to its nature, estate business volume and the related income is not within management's ability to predict.
     Credit card income is composed of several types of fees and charges, including transaction or interchange fees, merchant discount fees and overlimit charges. In 1999, credit card income totaled $802, an increase of $149 or 22.82% over 1998. The increase in 1999 was attributable to increases in merchant income and debit card processing fees. Credit card income for 1998 was $653, up $47 or 7.76% over 1997. Credit card income increased in 1998 largely because of a higher volume of interchange transactions, created in part by the Company's debit card product. The Company's debit card product was introduced late in the first quarter of 1997. Accordingly, 1998 reflects the first full year of income derived from this product. Given the highly competitive market which limits the amount of set charges, revenue increases result from growth in the number of merchant accounts processed and increases in the number of customer credit and debit card accounts that result in higher transaction volume.
     Net realized securities gains were $24 in 1999, down $164 or 87.23% from 1998. In 1998, net securities gains were $188, up 408.11% from 1997. Gains and losses can occur as a result of portfolio restructuring, securities called before maturity and certain market adjustments.

NONINTEREST EXPENSE
     Noninterest expense in 1999 totaled $11,868, up $807 or 7.30% from 1998. In 1998, noninterest expense was $11,061, an increase of $1,030 or 10.27% from 1997.
     Salaries and benefits in 1999 increased $224 or 3.85% from 1998.
     In 1998, salaries and benefits expense totaled $5,824, up $426 or 7.89% from 1997. The increase in salaries was due in part to the acquisition of the Galax office by NBB at the beginning of the second quarter, salary adjustments and from increases in other normal compensation related items.
     In early 2000, the Company's NBB subsidiary purchased a tract of land with the intent to establish a new branch facility. The exact timing of the branch application and construction processes has not been precisely determined. When completed, it is expected that this planned addition will increase salaries expense as well as certain other noninterest expenses.
     Occupancy and furniture and fixtures expense increased $154 or 15.43% for 1999 when compared to 1998. This increase was due to higher costs associated with the Galax office acquired by NBB in the second quarter of 1998 and also to regular planned maintenance of facilities. Management anticipates occupancy


National Bankshares, Inc. and Subsidiaries

and furniture and fixtures expense will continue to increase due to the addition of its Hubbard Street office placed in service in the third quarter of 1999 and the previously mentioned planned new facility. The expected increase in occupancy and furniture and fixtures expense will be somewhat offset by a future reduction in expenses for leased premises. Occupancy and furniture and fixtures expense experienced an increase in 1998 of 4.18% over 1997.
     Data processing and ATM expense was $889 for 1999, an increase over 1998 of $118 or 15.30%. This increase was due to costs associated with the upgrade of information system hardware and software and costs related to an expanded microcomputer network. In 1998, data processing and ATM expense was $771, an increase of $193 or 33.39% over 1997.
     The cost of Federal Deposit Insurance was $47 in 1999, an increase of $10 from 1998. While the banks' base premiums remain at the minimum required by law, legislation enacted in late 1996 levied an assessment on banks for the purpose of financing certain costs associated with the resolution of the savings and loan crisis. This additional levy is expected to remain in effect until 2018-2019. In 1998, the Company's affiliates paid a premium of $37, a decrease of $6 over 1997.
     Credit card processing expense for 1999 was $712, an increase of $113 or 18.86% over 1998. In 1998, credit card processing expense was $599, an increase of 8.71%. This increase reflects additional expense due to the introduction of a debit card product, higher merchant processing costs and an overall increase in business activity.
     Net costs of other real estate owned for 1999 were $26, a decrease of $11 or 29.73% from 1998. In 1998, net costs of other real estate owned were $37, increasing $29 from 1997.
     Other operating expenses were $2,956 in 1999, up $197 or 7.14% from 1998, which was primarily the result of increases in stationery and supplies, telephone and state franchise tax expense at BTC. The other operating expense category in 1998 was $2,759, increasing 11.93% from 1997.

INCOME TAXES
     Despite higher pre-tax income in 1999, a $35 decrease in income tax expense resulted when compared to 1998. Tax exempt interest income continues to be the primary difference between the "expected" and reported income tax expense. The Company's effective tax rates for 1999, 1998 and 1997 were 26.50%, 27.60% and 27.59%, respectively.
     See note 10 of Notes to Consolidated Financial Statements for additional information relating to income taxes.

EFFECTS OF INFLATION
     The Company's consolidated statements of income and comprehensive income generally reflect the effects of inflation. Since interest rates, loan demand and deposit levels are related to inflation, the resulting changes are included in net income. The most significant item which does not reflect the effects of inflation is depreciation expense, because historical dollar values used to determine this expense do not reflect the effect of inflation on the market value of depreciable assets after their acquisition.

                              "Total Assets" Graph
($ In Millions)
              1999        1998        1997        1996        1995
              ----        ----        ----        ----        ----
             $472.1      445.2       402.9       388.9       380.9





Management's Discussion and Analysis

                    "Net Loans" Graph

($ In Millions)

    1999        1998        1997        1996        1995
    ----        ----        ----        ----        ----
   $291.6       236.6       214.6       193.6       163.2

BALANCE SHEET
     Total assets at year-end 1999 were $472,134 which represents an increase of $26,968 or 6.06% over the previous year. The Company's primary methods of achieving growth are to seek increases in deposits at its bank subsidiaries and to grow through corporate acquisitions and mergers.
     While deposit growth was strong in 1999, it was not sufficient to fund all of the Company's investing and financing activities. Deposit growth was supplemented in the fourth quarter by borrowing approximately $10,000 from the Federal Home Loan Bank. See the Liquidity section for further comments.
     In 1998, deposit growth was sufficient to fund loan growth as well as some expansion of the securities portfolio. Profitable growth continues to be a management objective. In 1999 and 1998, total average deposits grew by $31,613 and $20,531, respectively, which represents growth rates of 8.78% and 6.05%, respectively.

LOANS
     Loans, net of unearned income and deferred fees, grew by $55,536 or 23.21% in 1999. Commercial loans grew by $38,877 or 35.18% with loans to individuals increasing by $4,332 or 6.23%. Loan growth for the year 2000 is not expected to reach 1999 levels.
     In 1998, loans, net of unearned income and deferred fees, grew by $22,267 or 10.26%. Commercial loans, which grew by $9,130 or 9.01%, accounted for the largest portion of the increase.
     The Company engages in the origination and sale of mortgage loans in the secondary market. In 1999 and 1998, the Company originated $31,538 and $41,472, respectively, and sold $33,489 and $39,697 in 1999 and 1998, respectively, of mortgage loans.

SECURITIES
     In 1999, total bank-owned securities decreased by $29,262 or 17.55% compared to 1998. Securities available for sale declined by $22,233 or 16.34%, while securities held to maturity declined by $7,029 or 22.91%. (See comments in the Interest Rate Sensitivity section.)
     In 1998, total bank-owned securities increased by $16,780 or 11.19% from 1997.
     The Company's investment policy stresses safety, with a program of purchasing high quality securities such as U.S. Treasury and U.S. Government agency issues, state, county, and municipal bonds, corporate bonds, mortgage-backed securities and other bank qualified investments. The Company has classified all of its investment securities as either held to maturity or available for sale, as the Company does not engage in trading activities.
     At December 31, 1999 and 1998, the Company had no investment concentrations in any single issues (excluding U.S. Government) that exceeded ten percent of capital.

DEPOSITS
     At year-end 1999, total deposits were $407,187 which represents a $24,491 or 6.4% increase over 1998. At December 31, 1998, total deposits were $382,696, an increase of 10.97% over 1997. In the third quarter of 1999, the


National Bankshares, Inc. and Subsidiaries

Office of the Comptroller of Currency announced the closure of a banking institution in Keystone, West Virginia. As a result of the closure, depositors in that area were forced to seek banking relationships with other institutions in the general area. The Company's BTC affiliate benefitted from the event, acquiring new deposits in excess of $20,000. This event accounted for the majority of the Company's deposit growth for 1999.
     Average noninterest-bearing deposits were $55,700 in 1999, an increase of $6,148 or 12.41% over 1998. In 1998, average noninterest- bearing deposits increased by $5,359 or 12.13% over 1997.
     Average interest-bearing deposits were $335,883 in 1999, an increase of $25,465 over 1998. In 1998, average interest-bearing deposits of $310,418 increased $15,172 from 1997.

DERIVATIVES AND MARKET RISK EXPOSURES
     The Company is not a party to derivative financial instruments with off-balance sheet risks such as futures, forwards, swaps and options. The Company is a party to financial instruments with off-balance sheet risks such as commitments to extend credit, standby letters of credit, and recourse obligations in the normal course of business to meet the financing needs of its customers. See note 14 of Notes to Consolidated Financial Statements for additional information relating to financial instruments with off-balance sheet risk. Management does not plan any future involvement in high risk derivative products. The Company has investments in mortgage-backed securities, principally GNMA's, with a fair value of approximately $13,547, which includes $2,142 of structured notes. In addition, the Company has investments in nonmortgage-backed structured notes with a fair value of approximately $4,297. See note 3 of Notes to Consolidated Financial Statements for additional information relating to securities.
     The Company's securities and loans are subject to credit and interest rate risk and its deposits are subject to interest rate risk. Management considers its credit risk when a loan is granted and monitors its credit risk after the loan is granted. The Company maintains an allowance for loan losses to absorb losses in the collection of its loans. See note 5 of Notes to Consolidated Financial Statements for information relating to nonperforming assets, past due loans, impaired loans and allowance for loan losses. See note 15 of Notes to Consolidated Financial Statements for information relating to concentrations of credit risk. The Company has an asset/liability program to manage its interest rate risk. This program provides management with information related to the rate sensitivity of certain assets and liabilities and the effect of changing rates on profitability and capital accounts. While this planning process is designed to protect the Company over the long term, it does not provide near term protection from interest rate shocks, as interest rate sensitive assets and liabilities do not, by their nature, move up or down in tandem in response to changes in the overall rate environment. The Company's profitability in the near term may be temporarily affected either positively by a falling interest rate scenario or negatively by a period of rising rates. See note 16 of Notes to Consolidated Financial Statements for information relating to fair value of financial instruments and comments concerning interest rate sensitivity.

LIQUIDITY
     Liquidity is the ability to provide sufficient cash flow to meet financial commitments and to fund additional loan demand or withdrawal of existing deposits. Sources of liquidity include deposits, loan principal and interest repayments, sales, calls and maturities of securities and short-term borrowings. The Company maintained an adequate liquidity level during 1999 and 1998. In 1999, the Company's liquidity was materially affected by several events. As previously discussed, the Company's available for sale securities


Management's Discussion and Analysis

portfolio experienced a significant level of net unrealized losses through much of 1999 and at December 31, 1999, which limited, in the near term, its use as a source of liquidity. Deposit growth, however, during 1999 was strong, reducing the effect of the lack of liquidity found in the securities portfolio. (See comments in the deposit section related to the Keystone matter.) Loan growth and other cash needs did however remain strong and resulted in the Company borrowing $10,000 from the Federal Home Loan Bank on a short term basis at its NBB subsidiary. Liquidity was also affected by a stock repurchase that used cash totaling $7,762 and the building of a new corporate headquarters. Management does not anticipate that 1999 loan growth levels will be repeated in 2000 and accordingly, believes that liquidity needs can be met by extensions of credit by the Federal Home Loan Bank, as well as federal funds purchased. Other needs for cash include the planned building of a new branch by the Company's NBB subsidiary. The Company had approximately $43,000 in available credit at the Federal Home Loan Bank at December 31, 1999. Overall, based on available information, management does not expect demands for cash in 2000 to reach 1999 levels.
     Management is not aware of any other commitments or events that will result in or are reasonably likely to result in a material and adverse decrease in liquidity.
     Net cash from operating activities of $11,448 in 1999 increased by $6,201 from 1998 primarily due to the increase in the provision for loan losses and the decrease in mortgage loans held for sale. Net cash flows provided by operating activities and financing activities for 1999 of $11,448 and $24,161, respectively, were used primarily to fund loan growth.
     Net cash from operating activities of $5,247 in 1998 decreased $2,326 from 1997 due primarily to the increase in mortgage loans held for sale offset by the increase in net income. Net cash flows provided by operating activities and financing activities for 1998 of $5,247 and $34,751, respectively, were used to fund the net increases in federal funds sold, securities, loans made to customers and purchases of loan participations of $790, $15,429, $18,675 and $4,635, respectively.

CAPITAL RESOURCES
     Total stockholders' equity decreased $7,986 from 1998 to 1999 and increased $4,474 from 1997 to 1998. Cash dividends on common stock of $2,814 and the repurchase of common stock of $7,762, offset by net income, contributed to the decrease in 1999. In addition, net unrealized gains (losses) on securities available for sale, net of deferred income taxes, were ($3,453) at December 31, 1999, $1,019 at December 31, 1998 and $194 at December 31, 1997.
These unrealized net gains and losses are recorded as accumulated other comprehensive income (loss), a separate component of stockholders' equity, and will continue to be subject to change in future years due to fluctuations in fair values, sales, purchases, maturities and calls of securities classified as available for sale.
     In the second quarter of 1999, the Company repurchased 275,856 of its common shares at $28.00 per share. This reduced stockholders' equity by $7,762.
     The Company has operated from a consistently strong capital position. The ratio of total stockholders' equity to total assets was 11.17% at year end 1999 compared to 13.14% at year end 1998 and 13.41% at year end 1997. Banks are required to apply percentages to various assets, including off-balance sheet assets, to reflect their perceived risk. Regulatory defined capital is divided by risk weighted assets in determining the banks' risk-based capital ratios. No regulatory authorities have advised National Bankshares, Inc., The National Bank of Blacksburg or Bank of Tazewell County of any specific leverage ratios applicable to them. National Bankshares, Inc., The National Bank of Blacksburg


National Bankshares, Inc. and Subsidiaries

and Bank of Tazewell County's capital adequacy ratios exceed regulatory requirements and provide added flexibility to take advantage of business opportunities as they arise. See note 11 of Notes to Consolidated Financial Statements for additional information.

RECENT ACCOUNTING PRONOUNCEMENTS
     See notes 1 and 19 of Notes to Consolidated Financial Statements for information relating to recent accounting pronouncements.

BUSINESS COMBINATIONS
     On December 26, 1997, NBB entered into an agreement to purchase the assets, including real estate and improvements, and assume the liabilities of the Galax, Virginia branch office of First American Federal Savings Bank. Settlement of this purchase agreement occurred on April 3, 1998 and did not have a material impact on the Company's results of operations or liquidity.

YEAR 2000
     The Company was cognizant of the risks posed by the Year 2000 issue for Bank operations and borrowers. Subsequent to December 31, 1999, the Company was not aware of any information that indicates a significant vendor or service provider may be unable to sell goods or provide services to the Company because of Year 2000 issues. Further, the Company has not received any notifications from borrowers or regulatory agencies to which it is subject, nor is it aware of any such information which indicates that (1) a borrower has experienced significant issues which may impact its ability to service its loan or which may impact its borrowing agreement terms or covenants or (2) significant regulatory action is being or may be taken against the Company, as a result of Year 2000 issues.
     The Company has not experienced any significant disruptions to financial or operating activities caused by failure in computerized systems resulting from Year 2000 issues. Management does not expect Year 2000 issues to have a material adverse effect on the Company's operations or financial results in 2000.
     The Company was prepared for the millennium change and continues to successfully operate and handle the transactions of customers subsequent to December 31, 1999.

COMMON STOCK INFORMATION AND DIVIDENDS
     Effective December 1, 1999, National Bankshares, Inc.'s common stock began trading on the Nasdaq SmallCap Market under the symbol "NKSH". Prior to December 1, 1999, National Bankshares, Inc.'s common stock was traded on a limited basis in the over-the-counter market and was not listed on any exchange or quoted on Nasdaq. As of December 31, 1999, there were 1,109 stockholders of Bankshares common stock. The following is a summary of the market price per share and cash dividend per share of the common stock of National Bankshares, Inc. for 1999 and 1998. Prices prior to December 1, 1999 do not necessarily reflect the prices which would have prevailed had there been an active trading market, nor do they reflect unreported trades, which may have been at lower or higher prices.










                           Common Stock Market Prices

                                                          Dividends
                               1999           1998        Per Share
                            High    Low    High    Low    1999    1998
                            ----    ---    ----    ---    ----    ----
          First Quarter    $26.00  22.00  $27.75  24.75    ---    ---
          Second Quarter    27.50  24.00   28.00  26.50   0.39   0.36
          Third Quarter     25.00  22.00   27.50  23.25    ---    ---
          Fourth Quarter    23.50  19.75   24.25  21.25   0.41   0.38

     Bankshares' primary source of funds for dividend payments is dividends from its subsidiaries, The National Bank of Blacksburg and Bank of Tazewell County. Bank regulatory agencies restrict dividend payments of the subsidiaries as more fully disclosed in note 11 of Notes to Consolidated Financial Statements.













































Independent Auditors' Report



The Board of Directors and Stockholders
National Bankshares, Inc.:

We have audited the accompanying consolidated balance sheets of National Bankshares, Inc. and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income and comprehensive income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of National Bankshares, Inc. and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1999 in conformity with generally accepted accounting principles.

As discussed in note 1(S) to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as of October 1, 1998.


                                                  /S/KPMG LLP




Roanoke, Virginia
February 11, 2000















National Bankshares, Inc. and Subsidiaries
Consolidated Balance Sheets

$ In thousands, except share and per share data.
 December 31, 1999 and 1998                                        1999      1998
                                                                   ----      ----
Assets       Cash and due from banks (notes 2 and 16)            $ 13,311    14,421
             Interest-bearing deposits (note 16)                    9,219     7,027
             Federal funds sold (note 16)                           2,800     5,090
             Securities available for sale (notes 3 and 16)       113,845   136,078
             Securities held to maturity (fair value $23,496
              in 1999 and $31,151 in 1998) (notes 3 and 16)        23,647    30,676
             Mortgage loans held for sale (notes 14, 15 and 16)       229     2,180
             Loans (notes 4, 5, 15 and 16):
                  Real estate construction loans                   14,669    12,827
                  Real estate mortgage loans                       58,829    48,724
                  Commercial and industrial loans                 149,386   110,509
                  Loans to individuals                             73,825    69,493
                                                                 --------   -------
                       Total loans                                296,709   241,553

                  Less unearned income and deferred fees           (1,916)   (2,296)
                                                                 --------   -------
                       Loans, net of unearned income and
                        deferred fees                             294,793   239,257

                  Less allowance for loan losses (note 5)          (3,231)   (2,679)
                                                                 --------   -------
                       Loans, net                                 291,562   236,578
                                                                 --------   -------

             Bank premises and equipment, net (note 6)              8,506     6,657
             Accrued interest receivable                            4,014     3,777
             Other real estate owned, net (note 5)                    447       628
             Other assets (note 10)                                 4,554     2,054
                                                                 --------   -------

                       Total assets                              $472,134   445,166
                                                                 ========   =======

Liabilities  Noninterest-bearing demand deposits                 $ 54,748    55,479
and          Interest-bearing demand deposits                      88,385    84,319
Stockholders'Savings deposits                                      44,834    46,387
Equity       Time deposits (note 7)                               219,220   196,511
                                                                 --------   -------

                       Total deposits (note 16)                   407,187   382,696
                                                                 --------   -------

             Other borrowed funds (notes 3 and 16)                 10,460       214
             Accrued interest payable                                 651       647
             Other liabilities (note 8)                             1,113       926
                                                                 --------   -------

                       Total liabilities                          419,411   384,483
                                                                 --------   -------




             Common stock subject to ESOP put option (note 8)         ---     2,180
                                                                 --------   -------

             Stockholders' equity (notes 9, 10, 11 and 17):
                  Preferred stock of no par value. Authorized
                   5,000,000 shares; none issued and outstanding      ---       ---
                  Common stock of $2.50 par value. Authorized
                   5,000,000 shares; issued and outstanding
                   3,516,977 shares in 1999 and 3,792,833 in
                   1998                                             8,792     9,482
                  Retained earnings                                47,384    50,182
                  Accumulated other comprehensive income (loss)    (3,453)    1,019
                  Common stock subject to ESOP put option
                   (77,301 shares at $28.20 per share in
                    1998)(note 8)                                     ---    (2,180)
                                                                 --------   -------

                       Total stockholders' equity                  52,723    58,503

             Commitments and contingent liabilities (notes 6, 8,
              and 14)
                                                                 --------   -------
                       Total liabilities and stockholders'
                        equity                                   $472,134   445,166
                                                                 ========   =======































See accompanying notes to consolidated financial statements.


National Bankshares, Inc. and Subsidiaries
Consolidated Statements of Income and Comprehensive Income

$ In thousands, except per share data. Years ended
December 31, 1999, 1998 and 1997                        1999      1998      1997
                                                        ----      ----      ----
Interest    Interest and fees on loans                $ 24,105    21,691  19,553
Income      Interest on federal funds sold                 170       345     451
            Interest on interest-bearing deposits          269       696     230
            Interest on securities - taxable             6,820     7,201   7,776
            Interest on securities - nontaxable          2,239     1,895   1,787
                                                      --------  -------- -------

                 Total interest income                  33,603    31,828  29,797
                                                      --------  -------- -------

Interest    Interest on time deposits of $100,000 or
Expense      more                                        2,487     2,457   2,335
            Interest on other deposits                  11,484    11,460  10,754
            Interest on borrowed funds                     232        11      17
                                                      --------  -------- -------

                 Total interest expense                 14,203    13,928  13,106
                                                      --------  -------- -------

                 Net interest income                    19,400    17,900  16,691

            Provision for loan losses (note 5)           1,400       624     435
                                                      --------  -------- -------
                 Net interest income after
                  provision for loan losses             18,000    17,276  16,256
                                                      --------  -------- -------

Noninterest Service charges on deposit accounts          1,395     1,165   1,131
Income      Other service charges and fees                 279       231     250
            Credit card fees                               802       653     606
            Trust income                                   927       774     738
            Other income                                    85       163      72
            Realized securities gains, net (note 3)         24       188      37
                                                      --------  -------- -------

                 Total noninterest income                3,512     3,174   2,834
                                                      --------  -------- -------

Noninterest Salaries and employee benefits (note 8)      6,048     5,824   5,398
Expense     Occupancy and furniture and fixtures         1,152       998     958
            Data processing and ATM                        889       771     578
            FDIC assessment                                 47        37      43
            Credit card processing                         712       599     551
            Goodwill amortization                           38        36      30
            Net costs of other real estate owned            26        37       8
            Other operating expenses                     2,956     2,759   2,465
                                                      --------  -------- -------

                 Total noninterest expense              11,868    11,061  10,031
                                                      --------  -------- -------





            Income before income tax expense             9,644     9,389   9,059
            Income tax expense (note 10)                 2,556     2,591   2,499
                                                      --------  -------- -------

                 Net income                              7,088     6,798   6,560
                                                      --------  -------- -------
            Other comprehensive income (loss), net of
              income taxes:
              Net unrealized gains (losses) on
               securities available for sale (notes
               1(R), 1(S) and 18):
                Arising during the year                 (4,472)      356     442
                Cumulative accounting change               ---       469     ---
                                                      --------  -------- -------

                 Total other comprehensive income
                  (loss)                                (4,472)      825     442
                                                      --------  -------- -------

                 Comprehensive income                 $  2,616     7,623   7,002
                                                      ========  ======== =======

                 Basic net income per share (note
                  1(N))                               $   1.96      1.79    1.73
                                                      ========  ======== =======
































See accompanying notes to consolidated financial statements.



National Bankshares, Inc. and Subsidiaries
Consolidated Statements of Changes in Stockholders' Equity


                                                                           Common
                                                                           Stock
                                                            Accumulated   Subject
$ In thousands, except per share                               Other      to ESOP
data.  Years ended December 31, 1999,   Common   Retained  Comprehensive    Put
1998 and 1997.                          Stock    Earnings  Income (Loss)   Option    Total
                                        ------   --------  -------------  -------    -----
Balances, December 31, 1996             $ 9,482   42,210         (248)     (1,643)   49,801
Net income                                  ---    6,560          ---         ---     6,560
Cash dividends ($0.68 per share)            ---   (2,579)         ---         ---    (2,579)
Change in net unrealized gains
 (losses) on securities available for
 sale, net of income tax expense of
 $228                                       ---      ---          442         ---       442
Change in common stock subject to
 ESOP put option                            ---      ---          ---        (195)     (195)
                                        -------   ------       ------      ------    ------

Balances, December 31, 1997               9,482   46,191          194      (1,838)   54,029
Net income                                  ---    6,798          ---         ---     6,798
Cash dividends ($0.74 per share)            ---   (2,807)         ---         ---    (2,807)
Change in net unrealized gains
 (losses) on securities available
 for sale, net of income tax expense
 of $425:
  Arising during the year, net of
   income tax expense of $183               ---      ---          356         ---       356
  Cumulative accounting change, net
   of income tax expense of $242
   (note 1(S))                              ---      ---          469         ---       469
                                        -------   ------       ------      ------    ------
      Total                                 ---      ---          825         ---       825
                                        -------   ------       ------      ------    ------
Change in common stock subject to
 ESOP put option                            ---      ---          ---        (342)     (342)
                                        -------   ------       ------      ------    ------

Balances December 31, 1998                9,482   50,182        1,019      (2,180)   58,503
Net income                                  ---    7,088          ---         ---     7,088
Cash dividends ($0.80 per share)            ---   (2,814)         ---         ---    (2,814)
Change in net unrealized gains
 (losses) on securities available
 for sale, net of income tax benefit
 of $2,304                                  ---      ---       (4,472)        ---    (4,472)
Common stock repurchase                    (690)  (7,072)         ---         ---    (7,762)
Change in common stock subject to
 ESOP put option (note 8)                   ---      ---          ---       2,180     2,180
                                        -------   ------       ------      ------    ------
Balances, December 31, 1999             $ 8,792   47,384       (3,453)        ---    52,723
                                        =======   ======       ======      ======    ======


See accompanying notes to consolidated financial statements.


National Bankshares, Inc. and Subsidiaries
Consolidated Statements of Cash Flows

$ In thousands. Years ended December 31, 1999, 1998 and
1997                                                           1999      1998       1997
                                                               ----      ----       ----
Cash Flows  Net income                                       $  7,088     6,798     6,560
from        Adjustments to reconcile net income to net cash
Operating    provided by operating activities:
Activities       Provision for loan losses                      1,400       624       435
(Note 13)        Recovery of bond losses                          ---       ---       (10)
                 Provision for deferred income taxes             (214)     (135)      300
                 Depreciation of bank premises and
                  equipment                                       903       811       586
                 Amortization of intangibles                      152       144       121
                 Amortization of premiums and accretion of
                  discounts, net                                  350        87        11
                 Gains on sales and calls of
                  securities available for sale, net              (20)     (145)       (5)
                 Gains on calls of securities held to
                  maturity, net                                    (4)      ---       ---
                 Other                                             22      (135)      (18)
                 (Increase) decrease in:
                      Mortgage loans held for sale              1,951    (1,775)      111
                      Accrued interest receivable                (237)     (332)       65
                      Other assets                               (134)     (580)      (76)
                 Increase (decrease) in:
                      Accrued interest payable                      4       (75)       22
                      Other liabilities                           187       (40)     (529)
                                                             --------  --------   -------
                           Net cash provided by operating
                            activities                         11,448     5,247     7,573
                                                             --------  --------   -------

Cash Flows  Net (increase) decrease in federal funds sold       2,290      (790)   (2,390)
from        Net (increase) decrease in interest-bearing
Investing    deposits                                          (2,192)    2,701    (9,637)
Activities  Proceeds from repayments of mortgage-backed
(Note 13)    securities available for sale                      4,558     1,065       396
            Proceeds from sales of other securities
             available for sale                                 1,300     2,999       ---
            Proceeds from calls and maturities of other
             securities available for sale                     21,495    35,180     9,443
            Proceeds from calls and maturities of
             securities held to maturity                        6,997    34,187    35,673
            Purchases of mortgage-backed securities
             available for sale                                   ---   (14,175)      ---
            Purchases of other securities available for
             sale                                             (12,190)  (73,685)  (12,201)
            Purchases of securities held to maturity              ---    (1,000)  (11,345)
            Purchases of loan participations                   (5,643)   (4,635)   (6,189)
            Collections of loan participations                  3,408     4,074     1,934
            Loans purchased, including premium                    ---    (4,051)      ---
            Net increase in loans made to customers           (54,456)  (18,675)  (17,400)
            Proceeds from disposal of other real estate
             owned                                                336       194       216






            Recoveries on loans charged off                       130       255       107
            Bank premises and equipment expenditures           (2,757)   (1,770)   (1,304)
            Proceeds from sale of bank premises and
             equipment                                              5       114         8
                                                             --------  --------   -------
                           Net cash used in investing
                            activities                        (36,719)  (38,012)  (12,689)
                                                             --------  --------   -------

Cash Flows  Deposits acquired, net of premium                     ---     7,016       ---
from        Net increase in time deposits                      22,709    14,357     6,618
Financing   Net increase in other deposits                      1,782    16,456     3,665
Activities  Net increase (decrease) in other borrowed funds    10,246      (271)     (142)
(Note 13)   Cash dividends paid                                (2,814)   (2,807)   (2,579)
            Common stock repurchase                            (7,762)      ---       ---
                                                             --------  --------   -------
                           Net cash provided by
                            financing activities               24,161    34,751     7,562
                                                             --------  --------   -------
            Net increase (decrease) in cash and due from
             banks                                             (1,110)    1,986     2,446
            Cash and due from banks at beginning of year       14,421    12,435     9,989
                                                             --------  --------   -------
            Cash and due from banks at end of year           $ 13,311    14,421    12,435
                                                             ========  ========   =======





























See accompanying notes to consolidated financial statements.


National Bankshares, Inc. and Subsidiaries

$ In thousands, except share and per share data.
December 31, 1999, 1998 and 1997

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

     (D)  Loans
          Loans are stated at the amount of funds disbursed plus the applicable amount, if any, of unearned income and deferred fees less payments received. Income on installment loans, including impaired installment loans that have not been placed in nonaccrual status, is recognized on methods which approximate the level yield method. Interest on all other loans, including impaired other loans that have not been placed in nonaccrual status, is accrued based on the balance outstanding times the applicable interest rate.
          Loans generally are placed in nonaccrual status when the collection of principal or interest is 90 days or more past due, unless the obligation is both well-secured and in the process of collection. All interest accrued but not collected for loans that are placed on nonaccrual status or charged-off is reversed against interest income. The interest on these loans is accounted for on the cash basis until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.
          Impaired loans are presented in the consolidated financial statements at the present value of expected future cash flows or at the fair value of the loan's collateral if the loan is deemed "collateral dependent." A valuation allowance is required to the extent that the measure of the impaired loans is less than the recorded investment. This requirement


Notes to Consolidated Financial Statements

     does not apply to large groups of small-balance homogeneous loans such as residential real estate mortgage, consumer installment, home equity and bank card loans, which are collectively evaluated for impairment.
          Loan origination and commitment fees and certain direct costs are being deferred, and the net amount amortized as an adjustment to the related loan's yield. These amounts are being amortized over the contractual life of the related loans.
          Mortgage loans held for sale are carried at the lower of cost or fair value on an individual loan basis.

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

     (G)  Other Real Estate Owned
          Other real estate, acquired through foreclosure or deed in lieu of foreclosure, is carried at the lower of the recorded investment or its fair value, less estimated costs to sell (net realizable value). When the property is acquired, any excess of the loan balance over net realizable value is charged to the allowance for loan losses. Subsequent decreases in the net realizable value of such properties are charged to income by adjusting the valuation allowance for other real estate owned. Net costs of maintaining or operating foreclosed properties are expensed as incurred.

     (H)  Intangible Assets
          Included in other assets are deposit intangibles of $592 and $706 at December 31, 1999 and 1998, respectively, and goodwill of $382 and $420 at December 31, 1999 and 1998, respectively. Deposit intangibles are being amortized on a straight-line basis over a ten-year period and goodwill is being amortized on a straight-line basis over a fifteen-year period.

     (I)  Stock Option Plan
          Effective March 10, 1999, the Company adopted the National Bankshares, Inc. 1999 Stock Option Plan. The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations, in accounting for its fixed plan stock options. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As allowed by Statement 123,


National Bankshares, Inc. and Subsidiaries

     the Company has elected to continue to apply the intrinsic value-based method of accounting described above, and has adopted the disclosure requirements of Statement 123.

     (J)  Impairment of Long-Lived  Assets and Long-Lived Assets to Be Disposed
          Of
          Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

     (K)  Pension Plans
          On January 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 132, "Employers' Disclosure about Pension and Other Post-retirement Benefits." Statement 132 revises the Company's disclosure about pension and other post-retirement benefit plans. Statement 132 does not change the method of accounting for such plans.
          The Company sponsors two separate defined benefit pension plans which cover substantially all full-time officers and employees. The benefits are based upon length of service and a percentage of the employee's compensation during the final years of employment. Pension costs are computed based upon the provisions of Statement 87. The Company contributes to the pension plans amounts deductible for federal income tax purposes.

     (L)  Income Taxes
          Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     (M)  Trust Assets and Income
          Assets (other than cash deposits) held by the Trust Departments in a fiduciary or agency capacity for customers are not included in the consolidated financial statements since such items are not assets of the Company. Trust income is recognized on the accrual basis.

     (N)  Net Income Per Share
          Basic net income per share is based upon the weighted average number of common shares outstanding (3,607,669 shares in 1999, and 3,792,833 in 1998 and 1997). Stock options that could potentially dilute basic net income per share in the future that were not included in the computation of diluted net income per share because to do so would have been antidilutive totaled 5,500 at December 31, 1999 (see note 9).



Notes to Consolidated Financial Statements

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

     (O)  Off-Balance Sheet Financial Instruments
          In the ordinary course of business, the Company has entered into off-balance sheet financial instruments consisting of commitments to extend credit and standby letters of credit. Such financial instruments are recorded in the financial statements when they become payable.

     (P)  Fair Value of Financial Instruments
          The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value:

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







National Bankshares, Inc. and Subsidiaries

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

          (5)  Other Borrowed Funds
               Other borrowed funds represents  treasury tax and loan deposits, and short-term borrowings from the Federal Home Loan Bank. The carrying amount is a reasonable estimate of fair value because the deposits are generally repaid within 1 to 120 days from the transaction date.

          (6)  Commitments to Extend Credit and Standby Letters of Credit
               The only amounts recorded for commitments to extend credit, standby letters of credit and financial guarantees written are the deferred fees arising from these unrecognized financial instruments. These deferred fees are not deemed significant at December 31, 1999 and 1998, and as such, the related fair values have not been estimated.

     (Q) Transfers and Servicing of Financial Assets and Extinguishments of Liabilities
          The Company adopted the provisions of Statement No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," on January 1, 1997. This Statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities based on consistent application of a financial-components approach that focuses on control. Under that approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. This Statement provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. This Statement also provides implementation guidance for assessing isolation of transferred assets and for accounting for transfers of partial interests, servicing of financial assets, securitizations, transfers of sales-type and direct financing lease receivables, securities lending transactions, repurchase agreements including "dollar rolls," "wash sales," loan syndications and participations, risk participations in banker's acceptances, factoring arrangements, transfers of receivables with recourse, and extinguishments of liabilities. Statement No. 127, "Deferral of the Effective Date of Certain Provisions of Statement 125," issued in December 1996, deferred until January 1, 1998 the effective date (a) of paragraph 15 of Statement 125 and (b) for repurchase agreement, dollar-roll, securities lending, and similar transactions, of paragraphs 9-12 and 237(b) of Statement 125. Statement 125 was required to be adopted on a prospective basis and its adoption did not have a material impact on the Company's financial position, results of operations or liquidity.


Notes to Consolidated Financial Statements

     (R)  Comprehensive Income
          On January 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income." Statement 130 establishes standards for reporting and presentation of comprehensive income and its components in a full set of general purpose financial statements. Statement 130 was issued to address concerns over the practice of reporting elements of comprehensive income directly in equity.
          The Company is required to classify items of "Other Comprehensive Income" [such as net unrealized gains (losses) on securities available for sale] by their nature in a financial statement and present the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in-capital in the equity section of a statement of financial position. It does not require per share amounts of comprehensive income to be disclosed.
          In accordance with the provisions of the Statement, the Company has included Consolidated Statements of Income and Comprehensive Income in the accompanying consolidated financial statements. Comprehensive income consists of net income and net unrealized gains (losses) on securities available for sale. Also, accumulated other comprehensive income (loss) is included as a separate disclosure within the Consolidated Statements of Changes in Stockholders' Equity in the accompanying consolidated financial statements. The adoption of Statement 130 did not have any effect on the Company's consolidated financial position, results of operation or liquidity.

     (S)  Derivatives
          In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." The Company adopted Statement 133 as of October 1, 1998. In connection with the adoption of Statement 133, the Company transferred securities with a carrying value of approximately $20,516 from held to maturity to available for sale. This transfer of securities resulted in an increase in unrealized gains on securities available for sale, comprehensive income, accumulated other comprehensive income and stockholders' equity of approximately $469, net of income taxes of $242, as of October 1, 1998, which is reported as a cumulative effect of an accounting change. Except as discussed above, the adoption of Statement 133 did not have a material effect on the consolidated financial position, results of operations or liquidity of the Company.

     (T)  Use of Estimates
          In preparing the consolidated financial statements, management is required to make certain estimates, assumptions and loan evaluations that affect its consolidated financial statements for the period. Actual results could vary significantly from those estimates.
          Changing   economic  conditions,   adverse  economic   prospects  for
     borrowers, as well as regulatory agency action as a result of an examination, could cause NBB and BTC to recognize additions to the allowance for loan losses and may also affect the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans.








National Bankshares, Inc. and Subsidiaries

Note 2: Restrictions on Cash
     To comply with Federal Reserve regulations, the Company is required to maintain certain average reserve balances. The daily average reserve requirements were $5,285 and $4,813 for the weeks including December 31, 1999 and 1998, respectively.

Note 3: Securities
     The amortized costs, gross unrealized gains, gross unrealized losses and fair values for securities available for sale by major security type as of December 31, 1999 and 1998 are as follows:

                                         December 31, 1999

                                           Gross     Gross
                              Amortized Unrealized Unrealized   Fair
($ In thousands)                Costs      Gains     Losses    Values
                              --------- ---------- ----------  ------
Available for sale:
 U.S. Treasury                $  6,244        7         87       6,164
 U.S. Government agencies
  and corporations              50,373        7      2,882      47,498
 States and political
  subdivisions                  32,903      112      1,398      31,617
 Mortgage-backed securities     13,464        8        296      13,176
 Corporate debt securities      14,349      ---        703      13,646
 Federal Home Loan Bank
  stock                          1,329      ---        ---       1,329
 Federal Reserve Bank stock        247      ---        ---         247
 Other securities                  168      ---        ---         168
                              --------   ------      -----     -------
     Total securities
      available for sale      $119,077      134      5,366     113,845
                              ========   ======      =====     =======


                                         December 31, 1998

                                           Gross     Gross
                              Amortized Unrealized Unrealized   Fair
($ In thousands)                Costs      Gains     Losses    Values
                              --------- ---------- ----------  ------
Available for sale:
 U.S. Treasury                $  9,253      418        ---       9,671
 U.S. Government agencies
  and corporations              59,365      369       (139)     59,595
 States and political
  subdivisions                  32,183      786       (104)     32,865
 Mortgage-backed securities     17,282       12        (94)     17,200
 Corporate debt securities      14,528      331        (35)     14,824
 Federal Home Loan Bank
  stock                          1,214      ---        ---       1,214
 Federal Reserve Bank stock        247      ---        ---         247
 Other securities                  462      ---        ---         462
                              --------   ------      -----     -------
     Total securities
      available for sale      $134,534    1,916       (372)    136,078
                              ========   ======      =====     =======


Notes to Consolidated Financial Statements

     The  amortized  costs  and  fair  values  of  single  maturity  securities available for sale at December 31, 1999, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Mortgage-backed securities included in these totals are allocated based upon estimated cash flows at December 31, 1999.


                                               December 31, 1999

                                               Amortized   Fair
      ($ In thousands)                           Costs    Values
                                               ---------  ------
      Due in one year or less                  $  4,170     4,168
      Due after one year through five years      21,629    21,423
      Due after five years through ten years     40,667    38,984
      Due after ten years                        51,037    47,695
      No maturity                                 1,574     1,575
                                               --------   -------

                                               $119,077   113,845
                                               ========   =======

     The amortized costs, gross unrealized gains, gross unrealized losses and fair values for securities held to maturity by major security type as of December 31, 1999 and 1998 are as follows:

                                                  December 31, 1999

                                                    Gross      Gross
                                       Amortized Unrealized Unrealized   Fair
         ($ In thousands)                Costs      Gains     Losses    Values
                                       --------- ---------- ----------  ------
         Held to maturity:
          U.S. Treasury                 $   500        ---      ---         500
          U.S. Government agencies
           and corporations               5,500        ---      230       5,270
          States and political
           subdivisions                  17,283        117       45      17,355
          Mortgage-backed securities        364          7      ---         371
                                        -------    -------    -----     -------
              Total securities held
               to maturity              $23,647        124      275      23,496
                                        =======    =======    =====     =======














National Bankshares, Inc. and Subsidiaries

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
                                        =======    =======    =====     =======

     The amortized costs and fair values of single maturity securities held to maturity at December 31, 1999, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Mortgage-backed securities included in these totals are allocated based upon estimated cash flows at December 31, 1999.

                                                    December 31, 1999

                                                    Amortized    Fair
            ($ In thousands)                          Costs     Values
                                                    ---------   ------
            Due in one year or less                  $ 2,602     2,606
            Due after one year through five years     15,868    15,817
            Due after five years through ten years     3,877     3,779
            Due after ten years                        1,300     1,294
                                                     -------   -------

                                                     $23,647    23,496
                                                     =======   =======

     There were no sales of securities held to maturity during 1999, 1998 or 1997.
     The carrying value of securities pledged to secure public and trust deposits, and for other purposes as required or permitted by law, was $46,937 at December 31, 1999 and $21,629 at December 31, 1998.
     As members of the Federal Reserve and the Federal Home Loan Bank (FHLB) of Atlanta, NBB and BTC are required to maintain certain minimum investments in the common stock of those entities. Required levels of investment are based upon NBB and BTC's capital and a percentage of qualifying assets. In addition, NBB and BTC are eligible to borrow from the FHLB with borrowings collateralized by qualifying assets, primarily residential mortgage loans, and NBB and BTC's capital stock investment in the FHLB. At December 31, 1999, the available borrowing limit was approximately $53,000, of which NBB had $10,000 in borrowings outstanding at December 31, 1999. The note is due in February 2000 and bears interest at a fixed rate of 5.93 percent.



Notes to Consolidated Financial Statements

Note 4: Loans to Officers and Directors
     In the normal course of business, loans have been made to executive officers and directors of Bankshares and its subsidiaries. As of December 31, 1999 and 1998, there were direct loans to executive officers and directors of $1,566 and $1,782, respectively. In addition, there were loans of $357 and $1,844 at December 31, 1999 and 1998, respectively, which were endorsed by directors and/or executive officers or had been made to companies in which directors and/or executive officers had an equity interest.
     The following schedule summarizes amounts receivable from executive officers and directors of Bankshares and its subsidiaries, and their immediate families or associates:

                                                     Year ended
                                                    December 31,
           ($ In thousands)                            1999
                                                    ------------
           Aggregate balance, beginning of year       $ 3,626
           Additions                                    2,601
           Collections                                 (4,304)
                                                      -------

           Aggregate balance, end of year             $ 1,923
                                                      =======


Note 5: Nonperforming Assets, Past Due Loans, Impaired Loans and Allowance for Loan Losses

     Nonperforming assets consist of the following:

                                                         December 31,
           ($ In thousands)                       1999       1998       1997
                                                  ----       ----       ----
           Nonaccrual loans                      $   151         28        87
           Restructured loans                         40        ---       ---
           Other real estate owned, net              447        628       421
                                                 -------    -------    ------

                Total nonperforming assets       $   638        656       508
                                                 =======    =======    ======
           Accruing loans past due 90 days or
            more                                 $ 1,077        550       672
                                                 =======    =======    ======


     There were no material commitments to lend additional funds to customers whose loans were classified as nonperforming at December 31, 1999.
     The following table shows the interest that would have been earned on nonaccrual loans if they had been current in accordance with their original terms and the recorded interest that was earned and included in income on these loans:






National Bankshares, Inc. and Subsidiaries


                                                    Years ended December 31,
           ($ In thousands)                         1999      1998      1997
                                                    ----      ----      ----

           Scheduled interest:
            Nonaccrual loans                       $    13         4        8
                                                   =======    ======   ======
           Recorded interest:
            Nonaccrual loans                       $   ---       ---        1
                                                   =======    ======   ======

     Changes in the valuation allowance for other real estate owned are as follows:

                                                    Years ended December 31,
           ($ In thousands)                         1999      1998      1997
                                                    ----      ----      ----

           Balances, beginning of year             $    93        68       96
           Provision for other real estate owned         8        25      ---
           Write-offs                                  ---       ---      (28
                                                   -------   -------    -----

           Balances, end of year                   $   101        93       68
                                                   =======   =======    =====

     At December 31, 1999, the recorded investment in loans which have been identified as impaired loans, totaled $317. Of this amount, $95 related to loans with no valuation allowance and $222 related to loans with a corresponding valuation allowance of $154. At December 31, 1998, the recorded investment in loans which have been identified as impaired loans totaled $373. Of this amount, $228 related to loans with no valuation allowance and $145 related to loans with a corresponding valuation allowance of $145.
     For the year ended December 31, 1999, the average recorded investment in impaired loans was approximately $292, and the total interest income recognized on impaired loans was $13 of which $0 was recognized on a cash basis. For the year ended December 31, 1998, the average recorded investment in impaired loans was approximately $387, and the total interest income recognized on impaired loans was $32 of which $0 was recognized on a cash basis. For the year ended December 31, 1997, the average recorded investment in impaired loans was approximately $458, and the total interest income recognized on impaired loans was $23 of which $12 was recognized on a cash basis.
     Changes in the allowance for loan losses are as follows:

                                                   Years ended December 31,
           ($ In thousands)                       1999       1998       1997
                                                  ----       ----       ----
           Balances, beginning of year           $ 2,679      2,438     2,575
           Provision for loan losses               1,400        624       435
           Recoveries                                130        255       107
           Loans charged off                        (978)      (638)     (679)
                                                 -------    -------    ------

           Balances, end of year                 $ 3,231      2,679     2,438
                                                 =======    =======    ======


Notes to Consolidated Financial Statements

Note 6: Bank Premises and Equipment
     Bank premises and equipment stated at cost, less accumulated depreciation, are as follows:

                                                           December 31,
         ($ In thousands)                               1999          1998
                                                        ----          ----
         Premises                                      $  8,818         6,321
         Furniture and equipment                          6,140         5,343
         Construction-in-progress                            21           632
                                                       --------      --------
                                                         14,979        12,296
         Less accumulated depreciation                   (6,473)       (5,639)
                                                       --------      --------

              Bank premises and equipment, net         $  8,506         6,657
                                                       ========      ========

     The Company leases a branch facility as well as certain other office space under noncancellable operating leases that expire over the next five years. The future minimum lease payments under these leases (with initial or remaining lease terms in excess of one year) as of December 31, 1999 are as follows: $51 in 2000, $50 in 2001, $43 in 2002 and $33 in 2003.

Note 7: Time Deposits
     Included in time deposits are certificates of deposit and other time deposits of $100 or more in the aggregate amounts of $46,172 at December 31, 1999 and $46,257 at December 31, 1998. At December 31, 1999, the scheduled maturities of time deposits are as follows: $152,147 in 2000, $43,490 in 2001, $9,692 in 2002, $8,297 in 2003 and $5,594 in 2004.

Note 8: Employee Benefit Plans
     NBB has a Retirement Accumulation Plan qualifying under IRS Code Section 401(k). Eligible participants in the plan can contribute up to 10% of their total annual compensation to the plan. Employee contributions are matched by NBB based on a percentage of an employee's total annual compensation contributed to the plan. For the years ended December 31, 1999, 1998 and 1997, NBB contributed $102, $91 and $87, respectively, to the plan.
     Bankshares has a nonleveraged Employee Stock Ownership Plan (ESOP) which enables employees of the sole participating employer, NBB, who have one year of service and who have attained the age of 21 prior to the plan's January 1 and July 1 enrollment dates to own Bankshares common stock. Contributions to the ESOP are determined annually by the Board of Directors. Contribution expense amounted to $162, $0 and $219 for the years ended December 31, 1999, 1998 and 1997, respectively. Dividends on ESOP shares are charged to retained earnings. As of December 31, 1999, the number of allocated shares held by the ESOP was 76,680 and the number of unallocated shares was 1,951. All shares held by the ESOP are treated as outstanding in computing the Company's basic net income per share. Bankshares or the ESOP has the right of first refusal for any shares distributed to a participant in the event the participant elects to sell the shares. Upon reaching age 55 with ten years of plan participation, a vested participant has the right to diversify 50% of his or her allocated ESOP shares and Bankshares or the ESOP, with the agreement of the Trustee, would be obligated to purchase those shares. The ESOP contains a put option which allows a withdrawing participant to require Bankshares or the ESOP, if the plan administrator agrees, to purchase his or her allocated shares if the shares are


National Bankshares, Inc. and Subsidiaries

not readily tradeable on an established market at the time of its distribution. Since the shares were not readily tradeable at December 31, 1998, 77,301 shares of stock held by the ESOP, at their estimated fair value, which was based on the most recent available independent valuation, is recorded outside of stockholders' equity as of December 31, 1998. Effective December 1, 1999, Bankshares' common stock began trading on the Nasdaq SmallCap Market. As a result of being listed on an established national exchange, presentation of the fair value of the shares of common stock held by the ESOP outside of stockholders' equity is no longer required at December 31, 1999.
     The Company also sponsors two separate noncontributory defined benefit pension plans which cover substantially all of its employees. The pension plans' benefit formulas generally base payments to retired employees upon their length of service and a percentage of qualifying compensation during their final years of employment. The NBB pension plan's assets are invested principally in U.S. Government agency obligations (30%), mutual funds (32%), corporate bonds (5%) and equity securities (33%). BTC's pension plan's assets are invested principally in BTC certificates of deposit (4%), U.S. Government agency obligations (81%) and equity securities (15%).

                                                             Pension Benefits
                                                             ----------------
                                                               December 31,
                                                               ------------

           ($ In thousands)                                   1999      1998
                                                              ----      ----
           Change in benefit obligation
           Benefit obligation at beginning of year          $  5,995     4,967
           Service cost                                          398       331
           Interest cost                                         415       367
           Actuarial gain                                       (749)      491
           Benefits paid                                        (365)     (161)
                                                            --------  --------

                Benefit obligation at end of year              5,694     5,995
                                                            --------  --------
           Change in plan assets
           Fair value of plan assets at beginning of year      4,971     4,337
           Actual return on plan assets                           85       430
           Employer contribution                                 186       365
           Benefits paid                                        (365)     (161)
                                                            --------  --------

                Fair value of plan assets at end of year       4,877     4,971
                                                            --------  --------
           Funded status                                        (817)   (1,024)
           Unrecognized net actuarial loss                       522       917
           Unrecognized prior service cost                       201       216
           Unrecognized transition asset                        (160)     (183)
                                                            --------  --------
                Net accrued pension cost (includes accrued
                 pension cost of $414 in 1999 and $363 in
                 1998 included in other liabilities, and
                 prepaid pension cost of $160 in 1999 and
                 $289 in 1998 included in other assets)     $   (254)      (74)
                                                            ========  ========


Notes to Consolidated Financial Statements

                                               Pension Benefits
                               ------------------------------------------------
                                        NBB                       BTC
          ($ In thousands)      1999    1998    1997      1999   1998    1997
                                ----    ----    ----      ----   ----    ----
          Weighted average
           assumptions as of
           December 31
          Weighted average
           discount rate         7.50%  7.00%   7.50%     7.50%   7.00%   7.50%
          Expected return on
           plan assets           9.00%  9.00%   9.00%     9.00%   9.00%   9.00%
          Rate of compensation
           increase              5.00%  5.00%   5.00%     5.00%   5.00%   5.00%



                                                    Pension Benefits
                                                    ----------------
                                                Years Ended December 31,
          ($ In thousands)                   1999         1998         1997
                                             ----         ----         ----
          Components of net periodic
           benefit cost
          Service cost                     $  398         331           281
          Interest cost                       415         367           367
          Expected return on plan assets     (457)       (400)         (364)
          Amortization of prior service
           cost                                15          15            15
          Recognized net actuarial loss        18           3             8
          Amortization of transition
           asset                              (23)        (22)          (23)
                                           ------       -----         -----

               Net periodic benefit cost   $  366         294           284
                                           ======       =====         =====


Note 9: Stock Option Plan
     Effective March 10, 1999, the Company adopted the National Bankshares, Inc. 1999 Stock Option Plan to give key employees of Bankshares and its subsidiaries an opportunity to acquire shares of National Bankshares, Inc. common stock. The purpose of the 1999 Stock Option Plan is to promote the success of Bankshares and its subsidiaries by providing an incentive to key employees that enhances the identification of their personal interest with the long term financial success of the Company and with growth in stockholder value. Under the 1999 Stock Option Plan, up to 250,000 shares of Bankshares common stock may be granted. The 1999 Stock Option Plan is administered by the Stock Option Committee, which is made up of all of the non-employee, outside directors of National Bankshares, Inc. The Stock Option Committee may determine whether options are incentive stock options or nonqualified stock options and may determine the other terms of grants, such as number of shares, term, a vesting schedule and the exercise price. The 1999 Stock Option Plan limits the maximum term of any option granted to ten years, states that options may be granted at not less than fair market value on the date of the grant and contains certain other limitations on the exercisability of incentive stock options. The options vest 25% after one year, 50% after two years, 75% after


National Bankshares, Inc. and Subsidiaries

three years and 100% after four years. At the discretion of the Stock Option Committee, options may be awarded with the provision that they may be accelerated upon a change of control, merger, consolidation, sale or dissolution of National Bankshares, Inc.
     At December 31, 1999, there were 244,500 additional shares available for grant under the Plan. The per share weighted-average estimated fair value of stock options granted during 1999 was $2.38 on the date of grant using the Black Scholes option-pricing model with the following weighted-average assumptions: 1999 - expected cash dividend yield of 3.41% percent, risk-free interest rate of 6.38% percent, expected volatility of 18.60% percent and an expected life of ten years.
     The Company applies APB Opinion No. 25 in accounting for its Plan and, accordingly, no compensation cost has been recognized for its stock options in the consolidated financial statements. Proforma compensation cost determined in accordance with Statement 123 was not material and had no impact on net income per share presented.
     Stock option activity during the periods indicated is as follows:

                                                           Weighted
                                          Number of        Average
                                            Shares      Exercise Price
                                          ---------     --------------
         Granted in 1999                     5,500          $22.00
         Exercised                             ---             ---
         Forfeited                             ---             ---
         Expired                               ---             ---
                                            ------          ------

         Balance at December 31, 1999        5,500          $22.00
                                            ======          ======


     At December 31, 1999, the exercise price and remaining contractual life of outstanding options was $22.00 and 9.83 years.

Note 10: Income Taxes
     Total income taxes were allocated as follows:


                                                    Years ended December 31,
           ($ In thousands)                         1999      1998      1997
                                                    ----      ----      ----
           Income                                  $ 2,556     2,591    2,499
           Stockholders' equity, for net
            unrealized gains (losses) on
            securities available for sale
            recognized for financial reporting
            purposes                                (2,304)      425      228
                                                   -------   -------   ------

                Total income taxes                 $   252     3,016    2,727
                                                   =======   =======   ======







Notes to Consolidated Financial Statements

     The components of federal income tax expense attributable to income before income tax expense are as follows:

                                                    Years ended December 31,
           ($ In thousands)                         1999      1998      1997
                                                    ----      ----      ----
           Current                                 $ 2,770     2,726    2,199
           Deferred                                   (214)     (135)     300
                                                   -------   -------   ------

                Total income tax expense           $ 2,556     2,591    2,499
                                                   =======   =======   ======

     Taxes resulting from securities transactions amounted to a tax expense of $8 for the year ended December 31, 1999, $64 for the year ended December 31, 1998 and $13 for the year ended December 31, 1997.
     The following is a reconciliation of the "expected" income tax expense, computed by applying the U.S. Federal income tax rate of 34% to income before income tax expense, with the reported income tax expense:

                                                    Years ended December 31,
           ($ In thousands)                         1999      1998      1997
                                                    ----      ----      ----
           Expected income tax expense (34%)       $ 3,279     3,192    3,080
           Tax-exempt interest income                 (866)     (742)    (700)
           Nondeductible interest expense              109        97       90
           Other, net                                   34        44       29
                                                   -------   -------   ------

                Reported income tax expense        $ 2,556     2,591    2,499
                                                   =======   =======   ======

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1999 and 1998 are presented below:























National Bankshares, Inc. and Subsidiaries

                                                               December 31,

           ($ In thousands)                                    1999     1998
                                                               ----     ----
           Deferred tax assets:
             Loans, principally due to allowance for loan
              losses and unearned fee income                 $   786       545
             Other real estate owned, principally due to
              valuation allowance                                 32        32
             Deferred compensation and other liabilities,
              due to accrual for financial reporting
              purposes                                           124        96
             Deposit intangibles and goodwill                     59        51
             Community development corporation related tax
              credit                                              19        22
             Other                                                36       ---
             Net unrealized losses on securities available
              for sale                                         1,779       ---
                                                             -------   -------

                Total gross deferred tax assets                2,835       746

                Less valuation allowance                         ---       ---
                                                             -------   -------

                Net deferred tax assets                        2,835       746

           Deferred tax liabilities:
             Bank premises and equipment, principally due
              to differences in depreciation                    (121)     (102)
             Securities, due to differences in discount
              accretion                                          (58)      (52)
             Accrued late fee income                             (72)      ---
             Other assets                                        (62)      (63)
             Net unrealized gains on securities available
              for sale                                           ---      (525)
                                                             -------   -------

                Total gross deferred tax liabilities            (313)     (742)
                                                             -------   -------
                Net deferred tax asset included in other
                 assets                                      $ 2,522         4
                                                             =======   =======



     The Company has determined that a valuation allowance for the gross deferred tax assets is not necessary at December 31, 1999 and 1998 due to the fact that the realization of the entire gross deferred tax assets can be supported by the amount of taxes paid during the carryback period available under current tax laws.







Notes to Consolidated Financial Statements

Note 11: Restrictions on Payments of Dividends and Capital Requirements Bankshares' principal source of funds for dividend payments is dividends received from its subsidiary banks. For the years ended December 31, 1999, 1998 and 1997, dividends received from subsidiary banks were $10,538, $5,341 and $2,712, respectively. Additional funds dividended to the parent in 1999 were used primarily for a common stock repurchase.
     Substantially all of Bankshares' retained earnings are undistributed earnings of its banking subsidiaries, which are restricted by various regulations administered by federal and state bank regulatory agencies. Bank regulatory agencies restrict, without prior approval, the total dividend payments of a bank in any calendar year to the bank's retained net income of that year to date, as defined, combined with its retained net income of the preceding two years, less any required transfers to surplus. At December 31, 1999, retained net income which was free of such restriction at NBB amounted to approximately $198. There was no retained income free of this restriction at BTC at December 31, 1999.
     Bankshares and its subsidiaries are subject to various regulatory capital requirements administered by the bank regulatory agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Bankshares and its subsidiaries must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. Bankshares' and its subsidiaries' capital amounts and classification are also subject to qualitative judgments by regulators about components, risk weightings and other factors.
     Quantitative measures established by regulation to ensure capital adequacy require Bankshares and its subsidiaries to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 1999, that Bankshares and its subsidiaries meet all capital adequacy requirements to which they are subject.
     Bankshares' and its subsidiaries' actual regulatory capital amounts and ratios are also presented in the following tables.






















National Bankshares, Inc. and Subsidiaries

                                                          To Be Well
                                                          Capitalized
                                                         Under Prompt
                                          For Capital     Corrective
                                           Adequacy         Action
                             Actual        Purposes       Provisions
                             ------       -----------    ------------
($ In thousands)          Amount  Ratio  Amount  Ratio  Amount   Ratio
                          ------  -----  ------  -----  ------   -----
December 31, 1999
 Total capital (to risk
  weighted assets)
 Bankshares consolidated  $58,433  18.3%  25,552   8.0%    N/A    N/A
 NBB                       29,320  14.1%  16,682   8.0%   20,853  10.0%
 BTC                       26,630  23.7%   8,998   8.0%   11,247  10.0%

 Tier I capital (to risk
  weighted assets)
 Bankshares consolidated  $55,202  17.3%  12,776   4.0%    N/A    N/A
 NBB                       27,222  13.1%   8,341   4.0%   12,512   6.0%
 BTC                       25,497  22.7%   4,499   4.0%    6,748   6.0%

 Tier I capital (to
  average assets)
 Bankshares consolidated  $55,202  11.7%  18,957   4.0%    N/A    N/A
 NBB                       27,222   9.8%  11,135   4.0%   13,919   5.0%
 BTC                       25,497  12.7%   8,019   4.0%   10,023   5.0%

                                                          To Be Well
                                                          Capitalized
                                                         Under Prompt
                                                          Corrective
                                          For Capital       Action
                                           Adequacy       Provisions
                             Actual        Purposes      ------------
                             ------       -----------
($ In thousands)          Amount  Ratio  Amount  Ratio  Amount   Ratio
                          ------  -----  ------  -----  ------   -----
December 31, 1998
 Total capital (to risk
  weighted assets)
 Bankshares consolidated  $61,216  22.4%  21,819   8.0%    N/A    N/A
 NBB                       30,411  16.5%  14,747   8.0%   18,433  10.0%
 BTC                       28,284  31.8%   7,112   8.0%    8,890  10.0%

 Tier I capital (to risk
  weighted assets)
 Bankshares consolidated  $58,537  21.5%  10,910   4.0%    N/A    N/A
 NBB                       28,511  15.5%   7,373   4.0%   11,060   6.0%
 BTC                       27,505  30.9%   3,536   4.0%    5,334   6.0%

 Tier I capital (to
  average assets)
 Bankshares consolidated  $58,537  13.4%  17,457   4.0%    N/A    N/A
 NBB                       28,511  11.1%  10,292   4.0%   12,865   5.0%
 BTC                       27,505  15.6%   7,068   4.0%    8,835   5.0%



Notes to Consolidated Financial Statements

     As of December 31, 1999, the most recent notifications from the appropriate regulatory authorities categorized Bankshares and its subsidiaries as adequately capitalized under the regulatory framework for prompt corrective action. To be categorized as adequately capitalized, Bankshares and its subsidiaries must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since those notifications that management believes have changed Bankshares' and its subsidiaries' category.



















































National Bankshares, Inc. and Subsidiaries

Note 12: Parent Company Financial Information
     Condensed financial information of Bankshares (Parent) is presented below:

                            Condensed Balance Sheets
                                                         December 31,
($ In thousands, except share and
 per share data.)                                      1999        1998
                                                       ----        ----
Assets        Cash due from subsidiaries             $      5          28
              Securities available for sale
               (note 3)                                 2,292       2,521
              Investment in subsidiaries, at
               equity                                  50,302      58,139
              Refundable income taxes due
               from subsidiaries                           59          30
              Other assets                                 85          30
                                                     --------    --------

                   Total assets                      $ 52,743      60,748
                                                     ========    ========

Liabilities   Other liabilities                      $     20          65
and                                                  --------    --------
Stockholders' Common stock subject to ESOP
Equity         put option (note 8)                        ---       2,180
                                                     --------    --------
              Stockholders' equity (notes 9,
               10, 11 and 17):
                 Preferred stock of no par
                  value.  Authorized
                  5,000,000 shares; none
                  issued and outstanding                  ---         ---
                 Common stock of $2.50 par
                  value.  Authorized
                  5,000,000 shares; issued
                  and outstanding 3,516,977
                  shares in 1999 and 3,792,833
                  in 1998                              8,792        9,482
                 Retained earnings                    47,384       50,182
                 Accumulated other
                  comprehensive income (loss)         (3,453)       1,019
                 Common stock subject to ESOP
                  put option (77,301 shares at
                  $28.20 per share in 1998)
                  (note 8)                               ---       (2,180)
                                                     -------     --------

                   Total stockholders' equity         52,723       58,503

              Commitments and contingent
                  liabilities (notes 6, 8, and 14)
                                                     -------     --------
                   Total liabilities and
                    stockholders' equity             $52,743       60,748
                                                     =======     ========



Notes to Consolidated Financial Statements

            Condensed Statements of Income and Comprehensive Income

                                                Years ended December 31,
($ In thousands)                               1999       1998       1997
                                               ----       ----       ----
Income   Dividends from subsidiaries
          (note 11)                          $10,538      5,341      2,712
         Interest on securities - taxable         17         29        ---
         Interest on securities -
          nontaxable                             118         24        ---
                                             -------     ------     ------

                                              10,673      5,394      2,712

Expenses Other expenses                          194        173        125
                                             -------     ------     ------
         Income before income tax benefit
          and equity in undistributed net
          income (distributions in excess
          of equity in net income) of
          subsidiaries                        10,479      5,221      2,587

         Applicable income tax benefit            59         47         42
                                             -------     ------     ------
         Income before equity in
          undistributed net income
          (distributions in excess of
          equity in net income) of
          subsidiaries                        10,538      5,268      2,629

         Equity in undistributed net
          income (distributions in
          excess of equity in net
          income) of subsidiaries             (3,450)     1,530      3,931
                                             -------     ------     ------

            Net income                         7,088      6,798      6,560
                                             -------     ------     ------
         Other comprehensive income
          (loss), net of income taxes:

            Net unrealized gains
             (losses) on securities
             available for sale
             (notes 1(R), 1(S) and 18):
             Arising during the year          (4,472)       356        442
             Cumulative accounting change        ---        469        ---
                                             -------     ------     ------
            Total other comprehensive
             income (loss)                    (4,472)       825        442
                                             =======     ------     ------

            Comprehensive income             $ 2,616      7,623      7,002
                                             =======     ======     ======





National Bankshares, Inc. and Subsidiaries

                       Condensed Statements of Cash Flows

                                            Years ended December 31,
($ In thousands)                             1999       1998       1997
                                             ----       ----       ----
Cash Flows  Net income                     $  7,088      6,798    6,560
from        Adjustments to reconcile net
Operating    income to net cash provided
Activities   by operating activities:
             (Equity in undistributed
              net income) distributions
              in excess of equity in
              net income of subsidiaries      3,450     (1,530)  (3,931)
             Amortization of premiums
              and accretion of
              discounts, net                      7          4      ---
             (Increase) decrease in
              refundable income taxes
              due from subsidiaries             (29)        (8)       3
             Increase in other assets           (10)       (30)     ---
             Increase (decrease) in
              other liabilities                 (45)        22       (4)
                                            -------    -------   ------

                 Net cash provided by
                  operating activities       10,461      5,256    2,628
                                            -------    -------   ------

Cash Flows  Purchases of securities
from         available for sale                (207)    (4,534)     ---
Investing   Maturities of securities
Activities   available for sale                 299      2,044      ---
                                            -------    -------   ------

                 Net cash provided by
                  (used in) investing
                  activities                     92     (2,490)     ---
                                            -------    -------   ------

Cash Flows  Cash dividends paid              (2,814)    (2,807)  (2,579)
from        Common stock repurchase          (7,762)       ---      ---
Financing                                   -------    -------   ------
Activities
                 Net cash used in
                  financing activities      (10,576)    (2,807)  (2,579)
                                            -------    -------   ------
            Net increase (decrease) in
             cash                               (23)       (41)      49
            Cash due from subsidiary
             at beginning of year                28         69       20
                                            -------    -------   ------
            Cash due from subsidiary
             at end of year                 $     5         28       69
                                            =======    =======   ======




Notes to Consolidated Financial Statements

Note 13: Supplemental Cash Flow Information
     The Company paid $14,199, $14,003 and $13,084 for interest and $2,941, $2,631 and $2,719 for income taxes, net of refunds, in 1999, 1998 and 1997, respectively. Noncash investing activities consisted of $978, $638 and $679 of loans charged against the allowance for loan losses in 1999, 1998 and 1997, respectively. Noncash investing activities also included $177 in 1999, $382 in 1998 and $159 in 1997 of loans transferred to other real estate owned. In addition, for the years ended December 31, 1999, 1998 and 1997, noncash investing activities included changes in net unrealized gains (losses) on securities available for sale of ($6,776), $1,250 and $670, respectively, changes in deferred tax assets included in other assets of $2,304, ($425) and ($228), respectively, and changes in net unrealized gains (losses) on securities available for sale included in stockholders' equity of ($4,472), $825 and $442, respectively. Securities, classified as held to maturity, totaling approximately $20,516, were transferred to securities available for sale in 1998. This was in accordance with the reassessment of the classification of securities allowed by Statement No. 133 "Accounting for Derivative Instruments and Hedging Activities," which was adopted by the Company on October 1, 1998.

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

                                                     December 31,
       ($ In thousands)                           1999         1998
                                                  ----         ----
       Financial instruments whose contract
        amounts represent credit risk:
         Commitments to extend credit           $52,932        53,498
                                                =======       =======

         Standby letters of credit              $ 5,109         3,320
                                                =======       =======
         Mortgage loans sold with potential
          recourse                              $33,489        39,697
                                                =======       =======

     Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected


National Bankshares, Inc. and Subsidiaries

to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if required by the Company upon extension of credit, is based on management's credit evaluation of the customer. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment and income-producing commercial properties. Extensions of credit arising from these commitments are approximately equally divided between fixed and variable rate in nature, except for construction loans which are at fixed rates, but have terms generally less than one year.
     Standby  letters  of  credit are  conditional  commitments  issued by  the
Company to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment and income-producing commercial properties.
     The Company originates mortgage loans for sale to secondary market investors subject to contractually specified and limited recourse provisions. In 1999, the Company originated $31,538 and sold $33,489 to investors, compared to $41,472 originated and $39,697 sold in 1998. Every contract with each investor contains certain recourse language. In general, the Company may be required to repurchase a previously sold mortgage loan if there is major noncompliance with defined loan origination or documentation standards, including fraud, negligence or material misstatement in the loan documents. Repurchase may also be required if necessary governmental loan guarantees are canceled or never issued, or if an investor is forced to buy back a loan after it has been resold as a part of a loan pool. In addition, the Company may have an obligation to repurchase a loan if the mortgagor has defaulted early in the loan term. This potential default period is approximately twelve months after sale of a loan to the investor.

Note 15:  Concentrations of Credit Risk
     The Company does a general banking business, serving the commercial, agricultural and personal banking needs of its customers. NBB's trade territory, commonly referred to as the New River Valley, consists of Montgomery and Giles Counties and the City of Galax, Virginia and portions of adjacent counties. NBB's operating results are closely correlated with the economic trends within this area which are, in turn, influenced by the area's three largest employers, Virginia Polytechnic Institute and State University, Montgomery County Schools and Celanese. Other industries include a wide variety of manufacturing, retail and service concerns. Most of BTC's business originates from the communities of Tazewell and Bluefield and other communities in Tazewell County, Virginia and in Mercer County, West Virginia. BTC's service area has largely depended on the coal mining industry and farming for its economic base. In recent years, coal companies have mechanized and reduced the number of persons engaged in the production of coal. There are still a number of support industries for the coal mining business that continue to provide employment in the area. Additionally, several new businesses have been established in the area and Bluefield, West Virginia has begun to emerge as a regional medical center. The ultimate collectibility of the loan portfolios and the recovery of the carrying amounts of repossessed property are susceptible to changes in the market conditions of these areas.
     At December 31, 1999 and 1998, approximately $130,000 and $94,000, respectively, of the loan portfolio was concentrated in commercial real estate. This represents approximately 44% and 39% of the loan portfolio at December 31, 1999 and 1998, respectively. Included in commercial real estate at December 31, 1999 and 1998 was approximately $85,000 and $64,000, respectively, in loans


Notes to Consolidated Financial Statements

for college housing and professional office buildings. Loans secured by residential real estate were approximately $74,000 and $67,000 at December 31, 1999 and 1998, respectively. This represents approximately 25% and 28% of the loan portfolio at December 31, 1999 and 1998, respectively. Loans secured by automobiles were approximately $33,000 and $32,000 at December 31, 1999 and 1998, respectively. This represents approximately 11% of the loan portfolio at December 31, 1999 and 13% at December 31, 1998
     The Company has established operating policies relating to the credit process and collateral in loan originations. Loans to purchase real and personal property are generally collateralized by the related property and with loan amounts established based on certain percentage limitations of the property's total stated or appraised value. Credit approval is primarily a function of collateral and the evaluation of the creditworthiness of the individual borrower or project based on available financial information. Interest-bearing deposits with banks represent deposits with the Federal Home Loan Bank of Atlanta. Management considers the concentration of credit risk to be minimal.

Note 16: Fair Value of Financial Instruments
     The estimated fair values of the Company's financial instruments at December 31, 1999 and 1998 are as follows:

                                           December 31,
                                    1999                  1998
                                    ----                  ----
                            Carrying   Estimated  Carrying   Estimated
($ In thousands)             Amount   Fair Value   Amount   Fair Value
                            --------  ----------  --------  ----------
Financial assets:
   Cash and due from banks  $ 13,311      13,311    14,421     14,421
   Interest-bearing
    deposits                   9,219       9,219     7,027      7,027
   Federal funds sold          2,800       2,800     5,090      5,090
   Securities                137,492     137,341   166,754    167,229
   Mortgage loans held for
    sale                         229         229     2,180      2,180
   Loans, net                291,562     287,504   236,578    241,064
                            --------    --------   -------   --------

     Total financial assets $454,613     450,404   432,050    437,011
                            ========    ========   =======   ========

Financial liabilities:
   Deposits                 $407,187     407,328   382,696    384,080
   Other borrowed funds       10,460      10,460       214        214
                            --------    --------   -------   --------
     Total financial
      liabilities           $417,647     417,788   382,910    384,294
                            ========    ========   =======   ========




     Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular


National Bankshares, Inc. and Subsidiaries

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

Note 17: Business Combinations
     On December 26, 1997, NBB entered into an agreement to purchase the assets, including real estate and improvements, and assume the liabilities of the Galax, Virginia, branch office of First American Federal Savings Bank. The transaction, which was subject to regulatory approval, closed in the second quarter of 1998. It did not have a material impact on the Company's results of operations or liquidity.

Note 18: Other Comprehensive Income (Loss)
     Other comprehensive income (loss) net of income taxes and net of reclassification adjustments between net income and other comprehensive income
(loss) relating to securities available for sale are reported in the Consolidated Statements of Income and Comprehensive Income. The information that follows discloses the reclassification adjustments and the income taxes related to securities available for sale that are included in other comprehensive income, net of income taxes.

           ($ In thousands)
                                                1999        1998
                                                ----        ----
           Net unrealized gains (losses) on
            securities available for sale:
              Net unrealized holding gains
               (losses) during the year        $(6,756)     1,282
              Less reclassification
               adjustments for gains
               included in net income              (20)       (32)
              Income tax (expense) benefit       2,304       (425)
                                               -------     ------
                Total other comprehensive
                 income (loss)                 $(4,472)       825
                                               =======     ======


Note 19: Future Accounting Considerations
   There have been no recent accounting pronouncements issued that would have a material effect on the consolidated financial position, results of operations or liquidity of the Company or require additional disclosures.



Selected Quarterly Data (Unaudited)
     The following is a summary of the unaudited quarterly results of operations for the years ended December 31, 1999 and 1998:

                                                   1999
       ($ In thousands, except      First     Second    Third     Fourth
       per share data)             Quarter   Quarter   Quarter   Quarter
                                   -------   -------   -------   -------
       Income Statement Data:
       Interest income             $ 8,089     8,170     8,416    8,928
       Interest expense              3,436     3,392     3,506    3,869
                                   -------    ------    ------   ------
       Net interest income           4,653     4,778     4,910    5,059
       Provision for loan losses       232       237       371      560
       Noninterest income              766       856       956      934
       Noninterest expense           2,926     2,946     3,025    2,971
       Income taxes                    582       651       666      657
                                   -------    ------    ------   ------

         Net income                $ 1,679     1,800     1,804    1,805
                                   =======    ======    ======   ======

       Per Share Data:
       Basic net income per share  $  0.44      0.50      0.51     0.51
       Cash dividends per share        ---      0.39       ---     0.41
       Book value per share        $ 16.21     14.80     15.16    14.99

       Selected Ratios:
       Return on average assets       1.54%     1.61%     1.60%    1.53%
       Return on average equity      11.12%    12.55%    13.64%   13.50%
       Average equity to average
        assets                       13.82%    12.81%    11.70%   11.37%




























                                                   1998
       ($ In thousands, except      First     Second    Third     Fourth
       per share data)             Quarter   Quarter   Quarter   Quarter
                                   -------   -------   -------   -------

       Income Statement Data:
       Interest income             $ 7,571     7,923     8,150    8,184
       Interest expense              3,296     3,458     3,590    3,584
                                   -------    ------    ------   ------
       Net interest income           4,275     4,465     4,560    4,600
       Provision for loan losses        21        73       225      305
       Noninterest income              666       826       754      928
       Noninterest expense           2,696     2,850     2,780    2,735
       Income taxes                    616       666       638      671
                                   -------    ------    ------   ------

         Net income                $ 1,608     1,702     1,671    1,817
                                   =======    ======    ======   ======

       Per Share Data:
       Basic net income per share  $  0.42      0.45      0.44     0.48
       Cash dividends per share        ---      0.36       ---     0.38
       Book value per share        $ 15.18     15.26     15.88    16.00

       Selected Ratios:
       Return on average assets       1.63%     1.63%     1.56%    1.65%
       Return on average equity      11.49%    11.92%    11.37%   11.80%
       Average equity to average
        assets                       14.16%    13.71%    13.74%   14.02%































                              National Bankshares


                               Mission Statement

     National Bankshares, Inc. strives to be an exceptional community bank holding company dedicated to providing shareholder value by offering financial services to customers through subsidiary financial instituions and affiliated companies in an efficient, friendly, personalized and cost-effective manner. We recognize that to do this, our financial institutions must retain the ability to make decisions locally and must actively participate in the communities they serve. We are committed to offering competitive and fair employment opportunities and to maintaining the highest standards in all aspects of our business.

































                       The National Bank Advisory Boards

Montgomery County Advisory Board    Dan A. Dodson, W. Clinton Graves,  James J.
Owen, Arlene A. Saari, James C. Stewart, T. Cooper Via

Giles  County Advisory Board    Paul B.  Collins, John H.  Givens, Jr., Ross E.
Martin, Kenneth L.  Rakes, Scarlet  B. Ratcliffe, H.  M. Scanland, Jr.,  Buford
Steele

Galax Advisory  Board   Charles L.  Cox, Willie T. Greene,  Sr., Jerry R. Mink,
Judy C. Wherry, James A. Williams, Jr.


                              National Bankshares
                               Board of Directors



Picture of                         Picture of
"William T. Peery, Charles L.      "Cameron L. Forrester, James A.
 Boatwright and James G. Rakes"     Deskins, Sr. and L. Allen Bowman"


William T. Peery                   Cameron L. Forrester
Cargo Oil Co., Inc. President      Bank of Tazewell County, President
Charles L. Boatwright              and Chief Executive Officer
Vice Chairman of the Board,        James A. Deskins, Sr.
Physician                          Deskins Super Market, Inc., Retired
James G. Rakes                     President
Chairman of the Board, National    L. Allen Bowman
Bankshares, Inc., President and    Litton Poly-Scientific, Retired
Chief Executive Officer, The       President
National Bank, President and
Chief Executive Officer


Picture of                         Alonzo A. Crouse
"Alonzo A. Crouse, Paul A.         Bank of Tazewell County, Executive
 Duncan and Jeffrey R. Stewart"    Vice President, Secretary and
                                   Cashier
                                   Paul A. Duncan
                                   Holiday Motor Corp., President
                                   Jeffrey R. Stewart
                                   Educational Consultant






























NBB
The National Bank                                            Board of Directors






                                   Picture of
                            "NBB Board of Directors"




Seated, from left: J. Lewis Webb, Jr., Dentist; Jeffrey R. Stewart, Chairman of the Board, Educational Consultant; Paul A. Duncan, Holiday Motor Corp., President. Standing, from left: Charles L. Boatwright, Physician; James G. Rakes, National Bankshares, Inc., Chairman, The National Bank, President and Chief Executive Officer; L. Allen Bowman, Vice Chairman of the Board, Litton Poly-Scientific, Retired President; James M. Shuler, Virginia House of Delegates, Delegate; Paul P. Wisman, Grundy National Bank, Vice President of Investments, Nicewonder Investments, Manager of Assets.





BTC
Bank of Tazewell County                                      Board of Directors





                                   Picture of
                            "BTC Board of Directors"


Charles E. Green, III, Registered Representative, The Equitqble Life Assurance Society of the United States; E.P. Greever, Retired; William T. Peery, Chairman of the Board, Cargo Oil Co., Inc. President; William H. VanDyke, Candlewax Smokeless Fuel Co., Vice President; Alonzo A. Crouse, Bank of Tazewell County, Executive Vice President, Secretary and Cashier; James S. Gillespie, Jr., Jim Sam Gillespie Farm, President; Carl C. Gillespie, Honorary Chairman of the Board, Attorney; James A. Deskins, Sr., Deskins Super Market, Inc., Retired President; Jack Harry, Harry's Enterprises, Inc., President; J. M. Pope, Retired; Cameron L. Forrester, Bank of Tazewell County, President and Chief Executive Officer; James G. Rakes, National Bankshares, Inc., Chairman, The National Bank, President and Chief Executive Officer.












                             Corporate Information

National Bankshares, Inc. Officers

   James G. Rakes, Chairman                  F. Brad Denardo
   President and Chief Executive Officer     Corporate Officer

   J. Robert Buchanan                        Shelby M. Evans
   Treasurer                                 Corporate Compliance Officer

   Marilyn B. Buhyoff                        David K. Skeens
   Secretary and Counsel                     Corporate Auditor

Annual Meeting
The Annual Meeting of Stockholders will be held on Tuesday, April 11, 2000 at 3:00 p.m. at the Best Western Red Lion Inn, 900 Plantation Road, Blacksburg, Virginia.

Corporate Stock
National Bankshares, Inc. common stock trades on the Nasdaq Stock Market under the symbol "NKSH".

Financial Information
Investors and analysts seeking financial information about National Bankshares, Inc. should contact:
   James G. Rakes, Chairman             or   J. Robert Buchanan
   President and Chief Executive Officer     Treasurer
   (540)951-6300 or (800)552-4123            (540)951-6300 or (800)552-4123

Written requests may be directed to: National Bankshares, Inc., P.O. Box 90002, Blacksburg, VA 24062-9002.

Stockholder Services and Stock Transfer Agent
Stockholders seeking information about National Bankshares, Inc. stock accounts should contact:
   Marilyn B. Buhyoff
   Secretary and Counsel
   (540)951-6300 or (800)552-4123

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

Corporate Office
   National Bankshares, Inc.
   101 Hubbard Street
   Blacksburg, VA 24060
   P.O. Box 90002
   Blacksburg, VA 24062-9002




