Form 10-K, Exhibit 13
period 2000-12-31
NATIONAL BANKSHARES INC
filed 2001-03-30
CIK 796534

National Bankshares






























                               2000 Annual Report

                              Financial Highlights

$ In thousands, except per share data
                                            2000           1999         1998
--------------------------------------------------------------------------------

Net income                              $     7,309         7,088         6,798
Basic and diluted net income per share         2.08          1.96          1.79
Cash dividends per share                       0.85          0.80          0.74
Book value per share                          17.04         14.99         16.00
Loans, net                              $   355,795       291,562       236,578
Total securities                            156,344       137,492       166,754
Total assets                                593,497       472,134       445,166
Total deposits                              530,648       407,187       382,696
Stockholders' equity                         59,834        52,723        58,503


Contents

To Our Stockholders............................................................2
Selected Consolidated Financial Data...........................................4
Management's Discussion and Analysis...........................................5
Independent Auditors' Report..................................................12
Consolidated Financial Statements.............................................13
Notes to Consolidated Financial Statements....................................17
Selected Quarterly Data.......................................................36
Boards of Directors...........................................................38
Corporate Information.........................................................40

To Our Stockholders

                                  Photograph of
                             "Radford Branch Office"

    When I look back on the year 2000 at National Bankshares, Inc., I will remember it as a year in which your company was presented with an opportunity that was too promising to be ignored. In mid-Summer of 2000 we learned that AmSouth Bank of Birmingham, Alabama was interested in selling six of its Virginia branch offices. These offices are located along the Interstate 81 corridor, from Radford to Abingdon. Although the simultaneous acquisition of six new offices is logistically challenging for a company of our size, our Board of Directors and employees unanimously agreed that this was a challenge that we definitely should accept. In late August we formally agreed to purchase the loans and deposits and take over the office locations of the six AmSouth offices. We decided that the offices in Radford, Dublin and Pulaski should be operated by The National Bank and that the Wytheville, Marion and Abingdon offices would be managed by Bank of Tazewell County.

                                  Photograph of
                 "Ribbon Cutting at new Radford branch location"

    There are many factors that made the AmSouth transaction attractive to National Bankshares. Among these is the fact that the experienced bankers who had been with AmSouth would join our banks and become our employees. Also, most of the AmSouth offices are in localities that are expansion targets in our long-range plans. When the transaction closed on November 8, the execution of those long-range plans advanced considerably. On Friday November 9, NBB and BTC opened for business in six new communities. We now have 23 total office locations throughout Southwest Virginia. The hard work of employees and the goodwill of our new customers allowed us to meet the logistical challenges of the acquisition. The greater challenge still remains of maximizing the potential of the purchase over the long term. We are confident that our style of community banking and our friendly, knowledgeable employees will help us meet that challenge as well.

                                  Photograph of
                      "Lobby of new BTC Wytheville Office"

                                  Photograph of
                  "Ribbon cutting of new BTC Wytheville Office"

    The past year's emphasis on the AmSouth acquisition did not keep us from completing several other important projects. The National Bank added a useful software enhancement to the host computer that serves both subsidiary banks. In August, Bank of Tazewell County opened a new office in Richlands, Virginia, thereby expanding market coverage in its home county. Finally, in September, BTC entered into an agreement to purchase the deposits and consumer loans of the Bluefield, Virginia office of First Union National Bank. This purchase is scheduled to close in the first quarter of 2001.

                                      Quote
              "At National Bankshares, Inc. we respect our heritage
                     while focusing intently on the future"

    When I think back on 2000, I am also likely to remember the unsettled financial environment. Even with economic uncertainty, we are pleased to report that National Bankshares enjoyed yet another record year for profits. Net income for 2000 was nearly $7.31 million, up by 3.12% when compared with 1999. Basic net income per share ended the year at $2.08, versus $1.96 for 1999. We recognized the importance of our stockholders' investment by increasing cash dividends per share from $0.80 per share last year to $0.85 in 2000. Partly reflecting the effects of the AmSouth acquisition, National Bankshares ended 2000 with over $593 million in total assets and nearly $356 in net loans.
    If the year just past offered National Bankshares future opportunities, the years ahead are sure to offer many challenges. Your company, through The National Bank and Bank of Tazewell County, will continue to focus on providing exceptional customer service, while being alert to advances in technology. We understand that we must be large enough to meet our customers' changing financial needs, without losing the personal service advantages of real community banking. At National Bankshares, Inc. we respect our heritage while focusing intently on the future. I want to thank our stockholders, directors and employees for their many contributions to the success of our company.

Picture of                              /s/James G. Rakes
"James G. Rakes"
                                        James G. Rakes
                                        Chairman of the Board
                                        President and Chief Executive Officer

National Bankshares, Inc. and Subsidiaries
Selected Consolidated Financial Data
$ In thousands, except per share data. Years ended December 31,


                                                2000      1999     1998      1997      1996
-----------------------------------------------------------------------------------------------

Selected        Interest income              $  38,358    33,603    31,828   29,797    28,647
Income          Interest expense                18,163    14,203    13,928   13,106    13,036
Statement       Net interest income             20,195    19,400    17,900   16,691    15,611
Data:           Provision for loan losses        1,329     1,400       624      435       331
                Noninterest income               4,082     3,512     3,174    2,834     2,693
                Noninterest expense             12,876    11,868    11,061   10,031     9,515
                Income taxes                     2,763     2,556     2,591    2,499     2,341
                Net income                       7,309     7,088     6,798    6,560     6,117

Per Share       Basic and diluted net income $    2.08      1.96      1.79     1.73      1.61
Data:           Cash dividends declared           0.85      0.80      0.74     0.68      0.62
                Book value per share (1)         17.04     14.99     16.00    14.73     13.56

Selected        Loans, net                   $ 355,795   291,562   236,578  214,552   193,598
Balance Sheet   Total securities               156,344   137,492   166,754  149,974   171,244
Data at End     Total assets                   593,497   472,134   445,166  402,907   388,850
of Year:        Total deposits                 530,648   407,187   382,696  344,867   334,584
                Stockholders' equity            59,834    52,723    58,503   54,029    49,801

Selected        Loans, net                   $ 310,624   266,431   225,613  204,540   177,419
Balance Sheet   Total securities               142,686   151,424   152,432  157,179   177,403
Daily           Total assets                   500,381   454,189   420,988  395,932   388,045
Averages:       Total deposits                 433,673   391,583   359,970  339,439   335,938
                Stockholders' equity (1)        55,682    56,196    58,282   53,712    49,459

Selected        Return on average assets          1.46      1.56      1.61     1.66      1.58
Ratios          Return on average equity (1)     13.13     12.61     11.66    12.21     12.37
                Dividend payout ratio            40.87     39.70     41.29    39.31     37.55
                Average equity to
                average assets(1)                11.13     12.37     13.84    13.57     12.75

(1) Includes the amount related to common stock subject to ESOP put option excluded from stockholders' equity on the Consolidated Balance Sheets in 1998, 1997 and 1996.

                                    Graph of
                           "Cash Dividends Per Share"

     2000              1999            1998            1997            1996
---------------- --------------- --------------- --------------- ---------------
      .85              .80             .74             .68             .62

Management's Discussion and Analysis

($ In Thousands, except per share data)

Performance Summary
    Net income in 2000 for National Bankshares, Inc. (Bankshares) and its wholly-owned subsidiaries, The National Bank of Blacksburg (NBB) and Bank of Tazewell County (BTC), (the Company), was $7,309, an increase of $221 or 3.12% over the previous year. This produced a return on average assets and a return on average equity of 1.46% and 13.13%, respectively.
    Net income for the Company for 1999 was $7,088, an increase of $290 or 4.27% over 1998. The return on average assets and return on average equity for 1999 were 1.56% and 12.61%, respectively.
    The Company's net income for 1998 was $6,798 which produced a return on average assets of 1.61% and a return on average equity of 11.66%.
    Net income per share increased steadily over the three-year period rising from $1.79 per share in 1998 to $1.96 in 1999 and $2.08 in 2000.
    While net income increased by $221 in 2000, the return on average assets declined by 10 basis points. This decrease was primarily due to a substantial increase in assets. Asset growth was the result of aggressive marketing efforts for deposits combined with the purchase of six branches from AmSouth Bank of Birmingham, Alabama (AmSouth). The return on equity, however, rose in part due to the increased level of earnings and in part due to a decline in average equity that had its origins in a 1999 stock repurchase.

                                    Graph of
                                  "Net Income"

(In Millions)
     2000            1999          1998          1997          1996
---------------- ------------- ------------- ------------- --------------
     $7.3            7.1           6.8           6.6           6.1

    Net income for 2000 increased 3.12% over 1999; however, total asset growth increased at a rate of approximately 26%, resulting in a 6.41% decline in the return on average assets. The increase in the return on average equity for 1999 was the result of increased earnings and a decline in stockholders' equity. This decline in stockholders' equity in 1999 was due to a combination of a stock repurchase that occurred in the second quarter of 1999, cash dividends and a substantial decline in accumulated other comprehensive income. The dividend payout ratio for 2000 was 40.87%, which compares to 39.70% in 1999 and 41.29% in 1998.

Net Interest Income
    Net interest income for 2000 was $20,195, an increase of $795 or 4.10% over 1999. In 1999, net interest income was $19,400, up $1,500 or 8.38% from 1998 net interest income of $17,900.
    The net yield on earning assets for 2000 was 4.53%. In 1999 and 1998, the net yield on earning assets was 4.82% and 4.77%, respectively.
    The yield on earning assets for 2000 was 8.36%, down 18 basis points from the previous year. At the same time the cost to fund earning assets, which was 3.83%, increased 50 basis points. This produced a net decrease in the net interest margin of 32 basis points. This decrease was due primarily to the rising interest rate environment that occured in 2000.
    In January 2001, the Federal Reserve Bank announced a 100 basis point cut in the discount rate. Given national economic conditions, management anticipates further interest rate reductions, which will eventually translate into reduced funding costs for the Company. Hence, management expects a gradual improvement in the net yield on earning assets to begin in 2001.
    In 1999, the Company for the year experienced substantial loan growth, which in turn contributed significantly to the increase in net interest income for the year. The improvement in the net interest margin of 5 basis points was the result of a 14 basis point decline in the yield on earning assets combined with a 19 basis point decline in the cost to fund earning assets. In the fourth quarter of 1999, the Company changed its method of accounting for loan late fees from cash to accrual basis. As a result of this change, net interest income increased by $266. This change was not deemed to be material.
    The Company experienced a higher level of deposit growth in 1998 relative to the preceding year. This allowed loan growth to be funded by deposits. The investment portfolio grew as well.

Interest Rate Sensitivity
    The Company considers interest rate risk to be a significant market risk and has systems in place to measure the exposure of net interest income and fair market values to adverse movement in interest rates. Interest rate sensitivity analyses indicate repricing opportunities, and interest rate shock simulations indicate potential economic loss due to future interest rate changes. Management realizes certain risks are inherent and minimizes these by adjusting asset/liability management responses to changing economic conditions.
    The Company reduces the volatility of its net interest income by managing the relationship of interest rate sensitive assets to interest rate sensitive liabilities.

    At December 31, 2000, the Company's investment portfolio contained a substantial amount of longer term securities with call features. Due to the higher interest rate level that existed in 1999 and 2000 the securities were not called as anticipated. At the time, the net unrealized losses made the sale of the securities impractical. This problem has to a large extent abated as there has been substantial improvement in market values. With the lower interest rate environment that management anticipates, the market value should continue to improve, allowing more flexibility to manage the Company's asset and liability position through use of the available for sale portfolio.
    Another advantage for the Company can be found in its overall liability sensitive position. Providing that the expected period of declining rates in 2001 occurs, the Company's interest bearing liabilities will reprice downward at a faster rate than earning assets, producing additional net interest income.
    The Company uses simulation analysis to forecast its balance sheet and monitor interest rate sensitivity. One test is a shock analysis that measures the effect of a hypothetical, immediate and parallel shift in interest rates. The following table shows the results of a rate shock of 100, 200, and 300 basis points and the effects on net income and return on average assets and return on average equity at December 31, 2000.
    Simulation analysis allows the Company to test asset and liability management strategies under rising and falling rate conditions. As a part of the simulation process, certain estimates and assumptions must be made. These include, but are not limited to, asset growth, the mix of assets and liabilities, rate environment, local and national economic conditions. Asset growth and the mix of assets can to a degree be influenced by management. Other areas such as the rate environment and economic factors cannot be controlled. For this reason actual results may vary materially from any particular forecast or shock analysis.
    This shortcoming is offset to a degree by the periodic re-forecasting of the balance sheet to reflect current trends and economic conditions. Shock analysis must also be updated periodically as a part of the asset and liability management process.

 ($ in thousands, except for percent data)

       Rate         Net            Return on              Return on
       Shift       Income        Average Equity        Average Assets
------------------------------------------------------------------------------
       300     $    6,541            10.38%                 1.10%
       200          7,248            11.44%                 1.21%
       100          7,951            12.48%                 1.33%
   (-) 100          9,347            14.52%                 1.56%
   (-) 200         10,039            15.52%                 1.68%
   (-) 300         10,359            15.97%                 1.73%


Provision and Allowance for Loan Losses
    The adequacy of the allowance for loan losses is based on management's judgement and analysis of current and historical loss experience, risk characteristics of the loan portfolio, concentrations of credit and asset quality, as well as other internal and external factors such as general economic conditions.
    An internal credit review department performs pre-credit analyses of large credits and also conducts credit review activities that provide management with an early warning of asset quality deterioration.
    Changing trends in the loan mix are also evaluated in determining the adequacy of the allowance for loan losses.
    Loan loss and other industry indicators related to asset quality are presented in the Loan Loss Data table (following page).
    Nonperforming loans include nonaccrual loans and restructured loans, but do not include accruing loans past due 90 days or more. Nonperforming assets for 2000 have decreased $10 from 1999. Nonperforming assets for 1999 decreased by $18 or 2.74% from the 1998 total of $656.
    Net charge-offs to average net loans for the year 2000 were 0.21%, down from 0.31% 1999. Overall asset quality continued to be satisfactory. The provision for loan losses for 2000 declined by $71 or 5.07% from 1999. Overall nonperforming assets remained approximately at 1999 levels.
    Net charge-offs to average net loans for 1999 were 0.31%, up from 0.17% in 1998. The provision for loan loss for 1999 increased by $776 or 124.36% from 1998. This increased level of bad debt expense was primarily in response to the growth in the loan portfolio, but also provided for additional losses. Charge-offs in the commercial loan category increased by $153, while charge-offs on loans to individuals increased by $234. A majority of the charge-offs in the commercial loan area was due to a single credit, while charge-offs on loans to individuals consisted of numerous smaller credits.
    While past efforts directed at improving asset quality have been largely successful, management is unable to estimate when and under what exact terms problem assets will be resolved. Changing economic conditions, the timing and extent of changes and the ultimate impact on the Company's asset quality is not within management's ability to predict with any degree of precision.
    In addition, precise loss predictions may be difficult to determine because of the complex circumstances that surround troubled debts.

                              Loan Loss Data Table
                                ($ In thousands)

                                  2000          1999           1998
                              ------------- -------------- --------------
Provision for loan losses       $   1,329          1,400            624
Net charge-offs to average
 net loans                           0.21%          0.31%          0.17%
Allowance for loan losses
 to loans, net of unearned
 income and deferred fees            1.08%          1.10%          1.12%
Allowance for loan losses
 to nonperforming loans          4,415.91%      1,691.62%      9,567.86%
Allowance for loan losses to
  nonperforming assets             618.79%        506.43%        408.38%
Nonperforming assets to
 loans,  net of unearned
 income and deferred fees,
 plus other real estate owned        0.17%          0.22%          0.27%
Nonaccrual loans                $      88            151             28
Restructured loans                    ---             40            ---
Other real estate owned, net          540            447            628
                              ------------- -------------- --------------

Total nonperforming assets      $     628            638            656
                              ============= ============== ==============
Accruing loans past due 90
days or more                    $   1,321          1,077            550
                              ============= ============== ==============


Noninterest Income
    Noninterest income for 2000 was $4,082, an increase of $570 or 16.23% over 1999. Noninterest income for 1999 was $3,512, up $338 or 10.65% from 1998.
    Service charges on deposits for 2000 totaled $1,683, an increase of $288 or 20.65% from 1999. This increase was due primarily to volume, a portion of which was due to the purchase of six AmSouth Bank branches. Service charges on deposit accounts in 1999 were up $230 or 19.74% from the previous year. The level of these charges is driven by demand deposit volume, types of accounts opened, service charge rates in effect, the level of charges such as overdraft fees and the waiver policy concerning these fees. Other service charges and fees are composed of safe deposit box rent, charges associated with letters of credit and other miscellaneous items. In 2000, these charges were $348, an increase of $69 or 24.73% from 1999. For 1999, these charges totaled $279, an increase of $48 or 20.78% from 1998.
    Trust income for 2000 was $885 which represents a decrease of $42 or 4.53% over 1999. In 1999, trust income was $927, an increase of $153 or 19.77% over 1998. Factors affecting trust income include the number of accounts managed, the average value of the accounts managed, and the types of trust accounts. Trust income declined in 2000 because fewer estates were settled than in the prior year. Due to its nature, estate business volume and the related income is not within management's ability to predict.
    Credit card income is composed of several types of fees and charges, including transaction or interchange fees, merchant discount fees and overlimit charges. In 2000, credit card income totaled $1,012, an increase of $210 or 26.18% over 1999. The increase in this category was attributable to an increase in debit card activity. Credit card income for 1999 was $802, up $149 or 22.82% over 1998. The increase in 1999 was attributable to increases in merchant income and debit card processing fees. Given the highly competitive market which limits the amount of set charges, revenue increases result from growth in the number of merchant accounts processed and increases in the number of customer credit and debit card accounts. These increases result in higher transaction volume.
    Net realized securities gains were $9 in 2000, down $15 from 1999. In 1999, net securities gains were $24, down $164 or 87.23% from 1998. Gains and losses can occur as a result of portfolio restructuring, securities called before maturity and certain market adjustments.

Noninterest Expense
    Noninterest expense in 2000 totaled $12,876, an increase of $1,008 or 8.49% from 1999. In 1999, noninterest expense was $11,868, an increase of $807 or 7.30% from 1998. In November of 2000 the Company acquired six AmSouth Bank branches. This acquisition affected salaries and benefits, occupancy and data processing expenses in 2000. These categories are expected to increase significantly in 2001 as the AmSouth transaction was only in effect for two months of 2000.
    Salaries and benefits in 2000 increased $312 or 5.16% from 1999. In 1999, salaries and benefits expense totaled $6,048, up $224 or 3.85% from 1998.
    As stated above, largely because of the addition of the six AmSouth Bank branches late in 2000, occupancy and furniture and fixtures expense increased $163 or 14.15% for 2000 when compared to 1999.

    Occupancy and furniture and fixtures expense increased $154 or 15.43% for 1999 when compared to 1998. This increase was due to higher costs associated with the Galax office acquired by NBB in the second quarter of 1998 and also to regular planned maintenance of facilities. The increase was also due to the addition of the Company's new Hubbard Street corporate office building placed into service in the third quarter of 1999.

                              "Total Assets" Graph
                                  (In Millions)

     2000            1999          1998          1997           1996
---------------- ------------- ------------ -------------- ---------------
    $593.5          472.1         445.2         402.9          388.9

    Data processing and ATM expense was $931 for 2000, an increase over 1999 of $42 or 4.72%. This increase is mostly attributable to a host computer software upgrade and to the costs associated with the AmSouth acquisition.
    Data processing and ATM expense was $889 for 1999, an increase of $118 or 15.30%. This increase was due to costs associated with the upgrade of information system hardware and software and costs related to an expanded microcomputer network.
    The cost of Federal Deposit Insurance was $86 in 2000, an increase of $39 from 1999. While the banks' base premiums remain at the minimum required by law, legislation enacted in late 1996 levied an assessment on banks for the purpose of financing certain costs associated with the resolution of the savings and loan crisis. This additional levy is expected to remain in effect until 2018-2019. In 1999, the Company's affiliates paid a premium of $47, an increase of $10 over 1998.
    Credit card processing expense for 2000 was $1,025, an increase of $313 or 43.96% over 1999. Included in credit card expenses is approximately $192 in losses incurred by the Company's NBB affiliate. The loss was the result of charged-back items from a single merchant. The remainder of the increase was attributable to volume. In 1999, credit card processing expense was $712, an increase of $113 or 18.86% over 1998. This increase reflects additional expense due to the introduction of a debit card product, higher merchant processing costs and an overall increase in business activity.
    Net costs of other real estate owned for 2000 were $83, an increase of $57 from 1999. In 1999, net costs of other real estate owned were $26, decreasing $11 or 29.73% from 1998.
    Other operating expenses were $3,038 in 2000, up $82 or 2.77% from 1999, which was primarily the result of increases in stationery and supplies, telephone and state franchise tax expense at BTC. The other operating expense category in 1999 was $2,956, increasing $197 or 7.14% from 1998.

Income Taxes
    With higher pre-tax income in 2000, a $207 increase in income tax expense resulted when compared to 1999. Tax exempt interest income continues to be the primary difference between the "expected" and reported income tax expense. The Company's effective tax rates for 2000, 1999 and 1998 were 27.43%, 26.50% and 27.60%, respectively.
    See note 10 of Notes to Consolidated Financial Statements for additional information relating to income taxes.

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

Balance Sheet
    Total assets at year-end 2000 were $593,497 which represents an increase of $121,363 or 25.71% over the previous year. The Company's primary methods of achieving growth are to seek increases in deposits at its bank subsidiaries and to grow through corporate acquisitions and mergers.
    In late 2000 the Company acquired six AmSouth Bank branches. The transaction resulted in an increase of approximately $94,000 in deposits and $42,000 in loans. The additional liquidity provided by the acquisition allowed the Company to repay $10,000 in funds borrowed from the Federal Home Loan Bank referred to in the 1999 discussion. At year-end 2000 the Company had a total of $42,669 in federal funds sold and deposits in the Federal Home Loan Bank.
    While deposit growth was strong in 1999, it was not sufficient to fund all of the Company's investing and financing activities. Deposit growth was supplemented in the fourth quarter of 1999 by borrowing approximately $10,000 from the Federal Home Loan Bank.

Loans
    Loans, net of unearned income and deferred fees, grew by $64,888 or 22.01% in 2000. Commercial loans grew by $14,543 or 9.74%, with loans to individuals increasing by $36,351 or 49.24%. Real estate mortgage loans grew by $12,334, an increase of 20.97%. Real estate construction loans grew by 14.02%. This growth was largely attributable to the AmSouth Bank acquisition, which added approximately $42,000 to the loan portfolio.

                                "Net Loans" Graph

     2000            1999          1998          1997            1996
---------------- ------------- ------------- -------------- ---------------
    $355.8          291.6         236.6         214.6           193.6

    In another transaction planned for the first quarter of 2001, the Company will acquire approximately $11,000 in loans in connection with the purchase of a branch office in Bluefield, Virginia from First Union National Bank.
    In 1999, loans, net of unearned income and deferred fees, grew by $55,536 or 23.21%. Commercial loans, which grew by $38,877 or 35.18%, accounted for the largest portion of the increase.
    The Company engages in the origination and sale of mortgage loans in the secondary market. In 2000 and 1999, the Company originated $20,129 and $31,538, respectively, and sold $20,358 and $33,489 in 2000 and 1999, respectively, of mortgage loans.

Securities
    With the completion of the AmSouth transaction and because of aggressive deposit procurement efforts, the Company generated excess liquidity in 2000. A portion of these excess funds was invested in the available for sale portfolio, which increased by $9,940 or 8.73%, and a portion was invested in the held to maturity category, which increased by $8,912 or 37.69%.
    As previously mentioned the net unrealized loss in the available for sale portfolio decreased significantly in 2000. At December 31, 2000, net securities loss, net of deferred tax benefit, was approximately ($575) compared to ($3,453) at December 31, 1999. Further improvement is expected due to the declining rate environment anticipated by management in 2001.
    In 1999, total bank-owned securities decreased by $29,262 or 17.55% compared to 1998. Securities available for sale declined by $22,233 or 16.34%, while securities held to maturity declined by $7,029 or 22.91%. (See comments in the Interest Rate Sensitivity section.)
    The Company's investment policy stresses safety, with a program of purchasing high quality securities such as U.S. Treasury and U.S. Government agency issues, state, county, and municipal bonds, corporate bonds, mortgage-backed securities and other bank qualified investments. The Company has classified all of its investment securities as either held to maturity or available for sale, as the Company does not engage in trading activities.
    At December 31, 2000 and 1999, the Company had no investment concentrations in any single issues (excluding U.S. Government) that exceeded ten percent of capital.

Deposits
    As a result of aggressive marketing efforts and the acquisition of six AmSouth Bank branches, total deposits grew by $123,461 or 30.32% in 2000. The AmSouth purchase accounted for approximately $94,000 of the increase.
    The planned first quarter of 2001 acquisition of the First Union National Bank branch in Bluefield, Virginia will add approximately $39,000 to deposits. (See Business Combination for more information).
    At year-end 1999, total deposits were $407,187, which represented a $24,491 or 6.40% increase over 1998. In the third quarter of 1999, the Office of the Comptroller of Currency announced the closure of a banking institution in Keystone, West Virginia. As a result of the closure, depositors in that area were forced to seek banking relationships with other institutions in the general area. The Company's BTC affiliate benefited from the event, acquiring new deposits in excess of $20,000. This event accounted for the majority of the Company's deposit growth in 1999.

Derivatives and Market Risk Exposures
    The Company is not a party to derivative financial instruments with off-balance sheet risks such as futures, forwards, swaps and options. The Company is a party to financial instruments with off-balance sheet risks such as commitments to extend credit, standby letters of credit, and recourse obligations in the normal course of business to meet the financing needs of its customers. See note 14 of Notes to Consolidated Financial Statements for additional information relating to financial instruments with off-balance sheet risk. Management does not plan any future involvement in high risk derivative products. The Company has investments in mortgage-backed securities, principally GNMA's, with a fair value of approximately $12,068, which includes $2,156 of structured notes. In addition, the Company has investments in nonmortgage-backed structured notes with fair value of approximately $1,808. See note 3 of Notes to Consolidated Financial Statements for additional information relating to securities.
    The Company's securities and loans are subject to credit and interest rate risk, and its deposits are subject to interest rate risk. Management considers credit risk when a loan is granted and monitors credit risk after the loan is granted. The Company maintains an allowance for loan losses to absorb losses in the collection of its loans. See note 5 of Notes to Consolidated Financial Statements for information relating to the allowance for loan losses. See note 15 of Notes to Consolidated Financial Statements for information relating to concentrations of credit risk. The Company has an asset/liability program to manage its interest rate risk. This program provides management with information related to the rate sensitivity of certain assets and liabilities and the effect of changing rates on profitability and capital accounts. While this planning process is designed to protect the Company over the long term, it does not provide near term protection from interest rate shocks, as interest rate sensitive assets and liabilities do not, by their nature, move up or down in tandem in response to changes in the overall rate environment. The Company's profitability in the near term may be temporarily affected either positively by a falling interest rate scenario or negatively by a period of rising rates. See note 16 of Notes to Consolidated Financial Statements for information relating to fair value of financial instruments and comments concerning interest rate sensitivity.

Liquidity
    Liquidity is the ability to provide sufficient cash flow to meet financial commitments and to fund additional loan demand or withdrawal of existing deposits. Sources of liquidity include deposits, loan principal and interest repayments, sales, calls and maturities of securities and short-term borrowings. The Company maintained an adequate liquidity level during 2000 and 1999.
    In 2000, the Company's liquidity greatly improved. In the first half of 2000 the Company aggressively marketed its deposit products. In the fourth quarter it acquired six AmSouth Bank branches. The result of these efforts allowed the Company to repay a $10,000 advance from the Federal Home Loan Bank and to end 2000 with $42,669 in federal funds sold and deposits in the Federal Home Loan Bank. Continued improvement in the level of net unrealized gains/losses in the available for sale securities portfolio due to the previously discussed falling interest rate environment will provide additional liquidity, though the exact timing is not known.
    In 1999, the Company's liquidity was materially affected by several events. As previously discussed, the Company's available for sale securities portfolio experienced a significant level of net unrealized losses through much of 1999 and at December 31, 1999, which limited, in the near term, its use as a source of liquidity. Deposit growth, however, during 1999 was strong, reducing the effect of the lack of liquidity found in the securities portfolio. (See comments in the deposit section related to the Keystone matter.) Loan growth and other cash needs did however remain strong and resulted in the Company borrowing $10,000 from the Federal Home Loan Bank on a short term basis at its NBB subsidiary. Liquidity was also affected by a stock repurchase that used cash totaling $7,762 and by the building of a new corporate headquarters. Other needs for cash include the planned building of a new branch by the Company's NBB subsidiary late in 2001.
    Management is not aware of any other commitments or events that will result in or are reasonably likely to result in a material and adverse decrease in liquidity.
    Net cash from operating activities of $9,691 in 2000, decreased by $1,757 from 1999 primarily due to the decrease in accrued interest receivable and the decrease in mortgage loans held for sale. Net cash flows provided by operating activities and financing activities for 2000 of $9,691 and $101,902 respectively, were used primarily to fund loan growth.
    Net cash from operating activities of $11,448 in 1999 increased by $6,201 from 1998 primarily due to the increase in the provision for loan losses and the decrease in mortgage loans held for sale. Net cash flows provided by operating activities and financing activities for 1999 of $11,448 and $24,161, respectively, were used primarily to fund loan growth.

Capital Resources
    Total stockholders' equity increased by $7,111 or 13.49% in the year 2000. Growth was the result of net income of $7,309, offset by dividends to shareholders of $2,987. Accumulated comprehensive income increased by $2,878. Stock in the amount of $89 was repurchased.
    Total stockholders' equity decreased $7,986 from 1998 to 1999. Cash dividends on common stock of $2,814 and the repurchase of common stock of $7,762, offset by net income, contributed to the decrease in 1999. In addition, net unrealized gains (losses) on securities available for sale, net of deferred income taxes, were ($3,453) at December 31, 1999 and $1,019 at December 31, 1998. These unrealized net gains and losses are recorded as accumulated other comprehensive income (loss), a separate component of stockholders' equity, and will continue to be subject to change in future years due to fluctuations in fair values, sales, purchases, maturities and calls of securities classified as available for sale.
    In the second quarter of 1999, the Company repurchased 275,856 of its common shares at $28.00 per share. This reduced stockholders' equity by $7,762.
    Banks are required to apply percentages to various assets, including off-balance sheet assets, to reflect their perceived risk. Regulatory defined capital is divided by risk weighted assets in determining the banks' risk-based capital ratios. No regulatory authorities have advised National Bankshares, Inc., the National Bank of Blacksburg or Bank of Tazewell County of any specific leverage ratios applicable to them. National Bankshares, Inc., the National Bank of Blacksburg and Bank of Tazewell County's capital adequacy ratios exceed regulatory requirements and provide added flexibility to take advantage of business opportunities as they arise. See note 11 of Notes to Consolidated Financial Statements for additional information.

Recent Accounting Pronouncements
    See note 1 of Notes to Consolidated Financial Statements for information relating to recent accounting pronouncements.

Branch Acquisitions
    On November 8, 2000 the Company acquired six branches of AmSouth Bank of Birmingham, Alabama (AmSouth). Approximately $42,000 in loans and $94,000 in deposits were acquired. Three of the six branches, located in Radford, Pulaski, and Dublin, Virginia, are being operated by the Company's NBB affiliate. The remaining three, located at Wytheville, Abingdon, and Marion, Virginia, are being operated by the Company's BTC affiliate.
    In another move to improve the Company's competitive position, BTC announced on September 15, 2000 that it will acquire a branch in Bluefield, Virginia from First Union National Bank. The acquisition will involve the purchase of approximately $39,000 in deposits and $11,000 in loans. Plans call for the acquisition to be completed in the first quarter of 2001.

Common Stock Information and Dividends
    Effective December 1, 1999, National Bankshares, Inc.'s common stock began trading on the Nasdaq SmallCap Market under the symbol "NKSH". Prior to December 1, 1999, National Bankshares, Inc.'s common stock was traded on a limited basis in the over-the-counter market and was not listed on any exchange or quoted on Nasdaq. As of December 31, 2000, there were 1,076 stockholders of Bankshares common stock. The following is a summary of the market price per share and cash dividend per share of the common stock of National Bankshares, Inc. for 2000 and 1999.
    Bankshares' primary source of funds for dividend payments is dividends from its subsidiaries, The National Bank of Blacksburg and Bank of Tazewell County. Bank regulatory agencies restrict dividend payments of the subsidiaries as more fully disclosed in note 11 of Notes to Consolidated Financial Statements.

                           Common Stock Market Prices

                       2000                   1999         Dividends per share
               ---------- --------- ------------ --------- -------- ----------
                  High      Low         High        Low      2000     1999
               ---------- --------- ------------ --------- -------- ----------
First Quarter   $ 20.50     18.75     $  26.00     22.00      ---      ---
Second Quarter    19.00     15.50        27.50     34.00     0.42     .039
Third Quarter     17.50     16.06        25.00     22.00      ---      ---
Fourth Quarter    18.75     15.125       23.50     19.75     0.43     0.41

Independent Auditors' Report

The Board of Directors and Stockholders
National Bankshares, Inc.
Blacksburg, Virginia

We have audited the accompanying consolidated balance sheet of National Bankshares, Inc. and subsidiaries as of December 31, 2000, and the related consolidated statements of income and comprehensive income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of National Bankshares, Inc. for the years ended December 31, 1999 and 1998 were audited by other auditors whose report, dated February 11, 2000, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2000 consolidated financial statements referred to above present fairly, in all material respects, the financial position of National Bankshares, Inc. and subsidiaries as of December 31, 2000, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.



/s/Yount, Hyde & Barbour, P.C.


Winchester, Virginia
February 2, 2001


National Bankshares, Inc. and Subsidiaries
Consolidated Balance Sheets

$ In thousands, except per share data. December 31, 2000 and 1999.

                                                                                 2000          1999
                                                                           -------------- -------------

Assets             Cash and due from banks                                     $ 11,130        13,311
                   Interest-bearing deposits                                     13,579         9,219
                   Federal funds sold                                            29,090         2,800
                   Securities available for sale                                123,785       113,845
                   Securities held to maturity (fair value $32,602
                     in 2000 and $23,496 in 1999)                                32,559        23,647
                   Mortgage loans held for sale                                     ---           229
                   Loans:
                           Real estate construction loans                        16,726        14,669
                           Real estate mortgage loans                            71,163        58,829
                           Commercial and industrial loans                      163,929       149,386
                           Loans to individuals                                 110,176        73,825
                                                                               ---------    ---------
                                  Total loans                                   361,994       296,709
                           Less unearned income and deferred fees                (2,313)       (1,916)
                                                                               ---------    ---------
                                  Loans, net of unearned income and
                                  deferred fees                                 359,681       294,793
                           Less allowance for loan losses                        (3,886)       (3,231)
                                                                               ---------    ---------
                                  Loans, net                                    355,795       291,562
                                                                               ---------    ---------
                   Bank premises and equipment, net                              10,324         8,506
                   Accrued interest receivable                                    5,049         4,014
                   Other real estate owned, net                                     540           447
                   Other assets                                                  11,646         4,554
                                                                               ---------    ---------
                                  Total Assets                                 $593,497       472,134
                                                                               =========    =========

Liabilities and    Noninterest-bearing demand deposits                         $ 60,165        54,748
Stockholders'      Interest-bearing demand deposits                             101,257        88,385
Equity             Savings deposits                                              42,560        44,834
                   Time deposits                                                326,666       219,220
                                                                               ---------    ---------
                                  Total deposits                                530,648       407,187
                                                                               ---------    ---------

                   Other borrowed funds                                             270        10,460
                   Accrued interest payable                                       1,538           651
                   Other liabilities                                              1,207         1,113
                                                                               ---------    ---------
                                  Total liabilities                             533,663       419,411
                                                                               ---------    ---------
                   Stockholders' equity:
                           Preferred stock of no par value. Authorized
                             5,000,000 shares; none issued and outstanding          ---           ---
                           Common stock of $2.50 par value. Authorized
                             5,000,000 shares; issued and outstanding
                             3,511,877 in 2000 and 3,516,977 shares in 1999       8,780         8,792
                           Retained earnings                                     51,629        47,384
                           Accumulated other comprehensive loss                    (575)       (3,453)
                                                                               ---------    ---------
                                  Total stockholders' equity                     59,834        52,723

                   Commitments and contingent liabilities
                                                                               ---------    ---------
                                  Total liabilities and stockholders'equity    $593,497       472,134
                                                                               =========    =========




See accompanying notes to consolidated financial statements.



National Bankshares, Inc. and Subsidiaries
Consolidated Statements of Income and Comprehensive Income

$ In thousands, except per share data. Years ended December 31, 2000, 1999 and 1998.

                                                                          2000           1999          1998
                                                                      -------------- ------------- -------------
Interest          Interest and fees on loans                              $ 28,326        24,105         21,691
Income            Interest on federal funds sold                               338           170            345
                  Interest on interest-bearing deposits                        689           269            696
                  Interest on securities - taxable                           6,760         6,820          7,201
                  Interest on securities - nontaxable                       2,245          2,239          1,895
                                                                      ------------   -----------   ------------
                          Total interest income                             38,358        33,603       31,828
                                                                      ------------   -----------   ------------
Interest          Interest on time deposits of $100,000 or more              3,455         2,487          2,457
Expense           Interest on other deposits                                14,080        11,484         11,460
                  Interest on borrowed funds                                   628           232             11
                                                                      ------------   -----------   ------------
                          Total interest expense                            18,163        14,203         13,928
                                                                      ------------   -----------   ------------
                          Net interest income                               20,195        19,400         17,900

                  Provision for loan losses                                  1,329         1,400            624
                                                                      ------------   -----------   ------------
                          Net interest income after provision for
                           loan losses                                      18,866        18,000         17,276
                                                                      ------------   -----------   ------------
Noninterest       Service charges on deposit accounts                        1,683         1,395          1,165
Income            Other service charges and fees                               348           279            231
                  Credit card fees                                           1,012           802            653
                  Trust income                                                 885           927            774
                  Other income                                                 145            85            163
                  Realized securities gains, net                                 9            24            188
                                                                      ------------   -----------   ------------
                          Total noninterest income                           4,082         3,512          3,174
                                                                      ------------   -----------   ------------
Noninterest       Salaries and employee benefits                             6,360         6,048          5,824
Expense           Occupancy and furniture and fixtures                       1,315         1,152            998
                  Data processing and ATM                                      931           889            771
                  FDIC assessment                                               86            47             37
                  Credit card processing                                     1,025           712            599
                  Goodwill amortization                                         38            38             36
                  Net costs of other real estate owned                          83            26             37
                  Other operating expenses                                   3,038         2,956          2,759
                                                                      ------------   -----------   ------------
                          Total noninterest expense                         12,876        11,868         11,061
                                                                      ------------   -----------   ------------
                  Income before income tax expense                          10,072         9,644          9,389
                  Income tax expense                                         2,763         2,556          2,591
                                                                      ------------   -----------   ------------
                          Net income                                         7,309         7,088          6,798
                                                                      ------------   -----------   ------------
                  Other comprehensive income (loss), net of
                    income taxes:
                        Net unrealized gains (losses) on securities
                         available for sale:
                                    Arising during the year                  2,878        (4,472)           356
                                    Cumulative accounting change               ---           ---            469
                                                                      ------------   -----------   ------------
                                  Total other comprehensive income
                                   (loss)                                    2,878        (4,472)           825
                                                                      ------------   -----------   ------------
                                  Comprehensive income                    $ 10,187         2,616          7,623
                                                                      ============   ===========   ============
                                  Basic and diluted net income per
                                   share                                  $   2.08          1.96           1.79
                                                                      ============   ===========   ============


See accompanying notes to consolidated financial statements.



National Bankshares, Inc. and Subsidiaries
Consolidated Statements of Changes in Stockholders' Equity

$ In thousands, except per share data. Years ended December 31, 2000, 1999 and 1998.

                                                                       Accumulated     Common
                                                                          Other        Stock
                                                                       Comprehensive Subject to
                                              Common       Retained      Income       ESOP Put
                                              Stock        Earnings      (Loss)        Option        Total
                                           ------------- ------------- ------------ ------------- -------------

      Balances, December 31, 1997             $  9,482        46,191          194        (1,838)       54,029
      Net income                                   ---         6,798          ---           ---         6,798
      Cash dividends ($0.74 per share)             ---        (2,807)         ---           ---        (2,807)
      Change in net unrealized gains
        (losses) on securities available
        for sale, net of income tax
        expense of $425
        Arising during the year, net of
         income tax expense of $183                ---           ---          356           ---           356
        Cumulative accounting change, net
         of income tax expense of $242             ---           ---          469           ---           469
                                           ------------- ------------- ------------ ------------- -------------
              Total                                ---           ---          825           ---           825
                                           ------------- ------------- ------------ ------------- -------------
      Change in common stock subject to
        ESOP put option                            ---           ---          ---          (342)         (342)
                                           ------------- ------------- ------------ ------------- -------------

      Balances, December 31, 1998                9,482        50,182        1,019        (2,180)       58,503
      Net income                                   ---         7,088          ---           ---         7,088
      Cash dividends ($0.80 per share)             ---        (2,814)         ---           ---        (2,814)
      Change in net unrealized gains
        (losses) on securities available
        for sale, net of income tax
        benefit of $2,304                          ---           ---       (4,472)          ---        (4,472)
      Common stock repurchase                     (690)       (7,072)         ---           ---        (7,762)
      Change in common stock subject to
        ESOP put option                            ---           ---          ---         2,180         2,180
                                           ------------- ------------- ------------ ------------- -------------
      Balances, December 31, 1999                8,792        47,384       (3,453)          ---        52,723
      Net income                                   ---         7,309          ---           ---         7,309
      Cash dividends ($0.85 per share)             ---        (2,987)         ---           ---        (2,987)
      Change in net unrealized gains
        (losses) on securities available
        for sale, net of income tax
        expense of $1,483                          ---           ---        2,878           ---         2,878
      Common stock repurchase                      (12)          (77)         ---           ---           (89)
                                           ------------- ------------- ------------ ------------- -------------

      Balances, December 31, 2000             $  8,780        51,629         (575)          ---        59,834
                                           ============= ============= ============ ============= =============



      See accompanying notes to consolidated financial statements.



National Bankshares, Inc. and Subsidiaries
Consolidated Statements of Cash Flows

$ In thousands. Years ended December 31, 2000, 1999 and 1998.


                                                                            2000          1999         1998
                                                                        ------------- ------------- ------------
Cash Flows    Net income                                                   $  7,309         7,088        6,798
from          Adjustments to reconcile net income to net cash
Operating       provided by operating activities:
Activities            Provision for loan losses                               1,329         1,400          624
                      Provision for deferred income taxes                      (253)         (214)        (135)
                      Depreciation of bank premises and equipment             1,015           903          811
                      Amortization of intangibles                               229           152          144
                      Amortization of premiums and accretion of
                       discounts, net                                           132           350           87
                      (Gains) losses on sales and calls of securities
                       available for sale, net                                    4           (20)        (145)
                      Gains on calls of securities held to maturity, net        (13)           (4)         ---
                      Losses and writedowns on other real estate owned           26           ---          ---
                      Other                                                      (4)           22         (135)
                      (Increase) decrease in:
                             Mortgage loans held for sale                       229         1,951       (1,775)
                             Accrued interest receivable                     (1,035)         (237)        (332)
                             Other assets                                      (258)         (134)        (580)
                      Increase (decrease) in:
                             Accrued interest payable                           887             4          (75)
                             Other liabilities                                   94           187          (40)
                                                                        ------------- ------------- ------------
                                    Net cash provided by operating
                                     activities                               9,691        11,448        5,247
                                                                        ------------- ------------- ------------
Cash Flows    Net (increase) decrease in federal funds sold                 (26,290)        2,290         (790)
from          Net (increase) decrease in interest-bearing deposits           (4,360)       (2,192)       2,701
Investing     Proceeds from repayments of mortgage-backed
Activities      securities available for sale                                 1,558         4,558        1,065
              Proceeds from sales of other securities available for sale        935         1,300        2,999
              Proceeds from calls and maturities of other securities
                available for sale                                            7,732        21,495       35,180
              Proceeds from calls and maturities of securities held
               to maturity                                                    3,192         6,997       34,187
              Purchases of mortgage-backed securities available for sale        ---           ---      (14,175)
              Purchases of other securities available for sale              (15,914)      (12,190)     (73,685)
              Purchases of securities held to maturity                      (12,117)          ---       (1,000)
              Purchases of loan participations                               (2,759)       (5,643)      (4,635)
              Collections of loan participations                              3,768         3,408        4,074
              Loans purchased, including premium                            (42,187)          ---       (4,051)
              Net increase in loans made to customers                       (24,869)      (54,456)     (18,675)
              Proceeds from disposal of other real estate owned                 271           336          194
              Recoveries on loans charged off                                    95           130          255
              Bank premises and equipment expenditures                       (2,839)       (2,757)      (1,770)
              Proceeds from sale of bank premises and equipment                  10             5          114
                                                                        ------------- ------------- ------------
                                    Net cash used in investing activities  (113,774)      (36,719)     (38,012)

Cash Flows    Deposits acquired, net of premium                              85,944           ---        7,016
from          Net increase in time deposits                                  40,031        22,709       14,357
Financing     Net increase (decrease) in other deposits                     (10,807)        1,782       16,456
Activities    Net increase (decrease) in other borrowed funds               (10,190)       10,246         (271)
              Cash dividends paid                                            (2,987)       (2,814)      (2,807)
              Common stock repurchase                                           (89)       (7,762)         ---
                                                                        ------------- ------------- ------------
                                    Net cash provided by financing
                                     activities                             101,902        24,161       34,751
                                                                        ------------- ------------- ------------
              Net increase (decrease) in cash and due from banks             (2,181)       (1,110)       1,986
              Cash and due from banks at beginning of year                   13,311        14,421       12,435
                                                                        ------------- ------------- ------------
              Cash and due from banks at end of year                       $ 11,130        13,311       14,421
                                                                        ============= ============= ============

See accompanying notes to consolidated financial statements.


Notes to Consolidated Financial Statements

$ In thousands, except share data and per share data. December 31, 2000, 1999 and 1998.

Note 1: Summary of Significant Accounting Policies
    The accounting and reporting policies of National Bankshares, Inc. (Bankshares) and its wholly-owned subsidiaries, the National Bank of Blacksburg
(NBB) and Bank of Tazewell County (BTC), conform to generally accepted accounting principles and general practices within the banking industry.
    The following is a summary of the more significant accounting policies.
    (A) Consolidation
    The consolidated financial statements include the accounts of National Bankshares, Inc. and its wholly-owned subsidiaries (the Company). All significant intercompany balances and transactions have been eliminated.
    (B) Cash and Cash Equivalents
    For purposes of reporting cash flows, cash and cash equivalents include cash on hand and due from banks. (C) Securities Debt securities that management has the positive intent and ability to hold to maturity are classified as "held to maturity" and recorded at amortized cost. Securities not classified as held to maturity or trading, including equity securities with readily determinable fair values, are classified as "available for sale" and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income.
        Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Declines in the fair value of held to maturity and available for sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.
    (D) Loans Held for Sale
    Loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value on an individual loan basis. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income.
    (E) Loans
    The Company grants mortgage, commercial and consumer loans to customers. A substantial portion of the loan portfolio is represented by mortgage loans. The ability of the Company's debtors to honor their contracts is dependent upon the real estate and general economic conditions in the Company's market area.
        Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances less the allowance for loan losses, and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method.
        The accrual of interest on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in process of collection. Credit card loans and other personal loans are typically charged off no later than 180 days past due. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.
        All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.
    (F) Allowance for Loan Losses
    The allowance for loan losses is established based upon various estimates of losses through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.
        The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.
        A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in

Notes to Consolidated Financial Statements
National Bankshares, Inc. and Subsidiaries

    relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.
        Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment disclosures.
    (G) Bank Premises and Equipment
    Bank premises and equipment are stated at cost, net of accumulated depreciation. Depreciation is charged to expense over the estimated useful lives of the assets on the straight-line basis. Depreciable lives include 40 years for premises, 3-10 years for furniture and equipment, and 5 years for computer software. Costs of maintenance and repairs are charged to expense as incurred and improvements are capitalized. (H) Other Real Estate Real estate acquired through, or in lieu of, foreclosure is held for sale and is initially recorded at fair value at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenues and expenses from operations and changes in the valuation are included in other operating expenses.
    (I) Intangible Assets
    Included in other assets are deposit intangibles of $8,693 and $592 at December 31, 2000 and 1999, respectively, and goodwill of $345 and $382 at December 31, 2000 and 1999, respectively. Deposit intangibles are being amortized on a straight-line basis over a ten-year period and goodwill is being amortized on a straight-line basis over a fifteen-year period.
    (J) Stock Option Plan
    Effective March 10, 1999, the Company adopted the National Bankshares, Inc. 1999 Stock Option Plan. The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations, in accounting for its fixed plan stock options. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As allowed by Statement 123, the Company has elected to continue to apply the intrinsic value-based method of accounting described above, and has adopted the disclosure requirements of Statement 123.
    (K) Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount of fair value less costs to sell.
    (L) Pension Plans
    The Company sponsors two separate defined benefit pension plans which cover substantially all full-time officers and employees. The benefits are based upon length of service and a percentage of the employee's compensation during the final years of employment. Pension costs are computed based upon the provisions of Statement 87. The Company contributes to the pension plans amounts deductible for federal income tax purposes.
    (M) Income Taxes
    Deferred income tax assets and liabilities are determined using the balance sheet method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.
    (N) Trust Assets and Income
    Assets (other than cash deposits) held by the Trust Departments in a fiduciary or agency capacity for customers are not included in the consolidated financial statements since such items are not assets of the Company. Trust income is recognized on the accrual basis.
    (O) Net Income Per Share
    Basic earnings per share (EPS) excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.
        Basic net income per share is based upon the weighted average number of common shares outstanding (3,514,586 shares in 2000, 3,607,669 in 1999 and 3,792,833 in 1998). Stock options totaled 18,000 and 5,500 shares at December 31, 2000 and 1999, respectively (see note 9). Options that could potentially dilute basic net income per share in the future were not included in the computation of diluted net income per share because to do so would have been antidilutive .

    (P) Off-Balance Sheet Financial Instruments
    In the ordinary course of business, the Company has entered into off-balance sheet financial instruments consisting of commitments to extend credit and standby letters of credit. Such financial instruments are recorded in the financial statements when they become payable.
    (Q) Fair Value of Financial Instruments
    The following methods and assumptions were used by the Company in estimating disclosure for financial instruments:
        (1)Cash and Due from Banks, Interest-Bearing Deposits and Federal Funds Sold
        The carrying amounts approximate fair value.
        (2)Securities
        The fair values of securities are determined by quoted market prices or dealer quotes. The fair value of certain state and municipal securities is not readily available through market sources other than dealer quotations, so fair value estimates are based on quoted market prices of similar instruments, adjusted for differences between the quoted instruments and the instruments being valued. (3)Loans Held for Sale Fair values of loans held for sale are based on commitments on hand from investors or prevailing market prices.
        (4)Loans
        Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type such as mortgage loans held for sale, commercial, real estate - commercial, real estate - construction, real estate - mortgage, credit card and other consumer loans. Each loan category is further segmented into fixed and adjustable rate interest terms and by performing and nonperforming categories.
           The fair value of performing loans is calculated by discounting scheduled cash flows through the estimated maturity using estimated market discount rates that reflect the credit and interest rate risk inherent in the loan, as well as estimates for prepayments. The estimate of maturity is based on the Company's historical experience with repayments for loan classification, modified, as required, by an estimate of the effect of economic conditions on lending.
           Fair value for significant nonperforming loans is based on estimated cash flows which are discounted using a rate commensurate with the risk associated with the estimated cash flows. Assumptions regarding credit risk, cash flows and discount rates are judgmentally determined using available market information and specific borrower information.
        (5)Deposits
        The fair value of demand and savings deposits is the amount payable on demand. The fair value of fixed maturity term deposits and certificates of deposit is estimated using the rates currently offered for deposits with similar remaining maturities.
        (6)Accrued Interest
        The carrying amounts of accrued interest approximate fair value.
        (7)Other Borrowed Funds
        Other borrowed funds represents treasury tax and loan deposits, and short-term borrowings from the Federal Home Loan Bank. The carrying amount is a reasonable estimate of fair value because the deposits are generally repaid within 1 to 120 days from the transaction date.
        (8)Commitments to Extend Credit and Standby Letters of Credit The only amounts recorded for commitments to extend credit, standby letters of credit and financial guarantees written are the deferred fees arising from these unrecognized financial instruments. These deferred fees are not deemed significant at December 31, 2000 and 1999, and as such, the related fair values have not been estimated.
    (R) Advertising
    The Company practices the policy of charging advertising costs to expenses as incurred.
    (S) Comprehensive Income
    On January 1, 1998, the Company adopted  Statement of Financial  Accounting
    Standards  No.  130,  "Reporting   Comprehensive   Income."  Statement  130
    establishes standards for reporting and presentation of comprehensive income and its components in a full set of general purpose financial statements. Statement 130 was issued to address concerns over the practice of reporting elements of comprehensive income directly in equity.
        The Company is required to classify items of "Other Comprehensive Income" [such as net unrealized gains (losses) on securities available for sale] by their nature in a financial statement and present the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in-capital in the equity section of a statement of financial position. It does not require per share amounts of comprehensive income to be disclosed.
        In accordance with the provisions of the Statement, the Company has included Consolidated Statements of Income and Comprehensive Income in the accompanying consolidated financial statements. Comprehensive income consists of net income and net unrealized gains (losses) on securities available for sale. Also, accumulated other comprehensive income (loss) is included as a separate disclosure within the Consolidated Statements of Changes in Stockholders' Equity in the accompanying consolidated financial statements. The adoption of Statement 130 did not have any effect on the Company's consolidated financial position, results of operations or liquidity.

    (T) Derivatives
    In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." The Company adopted Statement 133 as of October 1, 1998. In connection with the adoption of Statement 133, the Company transferred securities with a carrying value of approximately $20,516 from held to maturity to available for sale. This transfer of securities resulted in an increase in unrealized gains on securities available for sale, comprehensive income, accumulated other comprehensive income and stockholders' equity of approximately $469, net of income taxes of $242, as of October 1, 1998, which is reported as a cumulative effect of an accounting change. Except as discussed above, the adoption of Statement 133 did not have a material effect on the consolidated financial position, results of operations or liquidity of the Company. (U) Use of Estimates In preparing consolidated financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, valuation of foreclosed real estate and deferred tax assets.
        Changing economic conditions, adverse economic prospects for borrowers, as well as regulatory agency action as a result of examination, could cause NBB and BTC to recognize additions to the allowance for loan losses and may also affect the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans.
Note 2: Restriction on Cash
    To comply with Federal Reserve regulations, the Company is required to maintain certain average reserve balances. The daily average reserve requirements were $1,523 and $5,285 for the weeks including December 31, 2000 and 1999, respectively.
Note 3: Securities
    The amortized costs, gross unrealized gains, gross unrealized losses and fair values for securities available for sale by major security type as of December 31, 2000 and 1999 are as follows (tables next page):


                                                                              December 31, 2000
($ In thousands)                                                           Gross          Gross
                                                               Amortized   Unrealized  Unrealized
Available for sale:                                              Costs       Gains       Losses      Fair Value
                                                               ----------- ----------- ------------ ------------
U.S. Treasury                                                   $   6,246          85          ---        6,331
        U.S. Government agencies and corporations                  54,815          87          868       54,034
        States and political subdivisions                          35,456         395          245       35,606
        Mortgage-backed securities                                 11,818          18           60       11,776
        Corporate debt securities                                  14,341          63          346       14,058
        Federal Home Loan Bank stock                                1,329         ---          ---        1,329
        Federal Reserve Bank stock                                    209         ---          ---          209
        Other securities                                              442         ---          ---          442
                                                                ---------  ----------  ------------ -----------
               Total securities available for sale              $ 124,656         648        1,519      123,785
                                                                =========  ==========  ============ ===========


                                                                              December 31, 1999
($ In thousands)                                                           Gross          Gross
                                                               Amortized   Unrealized  Unrealized
Available for sale:                                              Costs       Gains       Losses     Fair Value
                                                               ----------- ----------- ------------ ------------
U.S. Treasury                                                    $  6,244           7           87        6,164
        U.S. Government agencies and corporations                  50,373           7        2,882       47,498
        States and political subdivisions                          32,903         112        1,398       31,617
        Mortgage-backed securities                                 13,464           8          296       13,176
        Corporate debt securities                                  14,349         ---          703       13,646
        Federal Home Loan Bank stock                                1,329         ---          ---        1,329
        Federal Reserve Bank stock                                    247         ---          ---          247
        Other securities                                              168         ---          ---          168
                                                               ----------  ----------- ------------ ------------
               Total securities available for sale               $119,077         134        5,366      113,845
                                                               ==========  =========== ============ ============

The amortized costs and fair values of single maturity securities available for sale at December 31, 2000, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Mortgage-backed securities included in these totals are categorized by final maturity at December 31, 2000.


                                December 31, 2000

                                          Amortized
($ In thousands)                            Costs       Fair Values
                                        --------------- -------------
Due in one year or less                     $    1,217         1,201
Due after one year through five years           31,434        31,632
Due after five years through ten years          43,231        43,067
Due after ten years                             46,797        45,908
No maturity                                      1,977         1,977
                                        --------------- -------------
                                            $  124,656       123,785
                                        =============== =============


The amortized costs, gross unrealized gains, gross unrealized losses and fair values for securities held to maturity by major security type as of December 31, 2000 and 1999 are as follows:

                                                             December 31, 2000
($ In thousands)                                           Gross       Gross
                                               Amortized   Unrealized  Unrealized    Fair
Held to maturity:                                Costs       Gains       Losses      Value
                                               ----------- ----------- ----------- ----------

   U.S. Government agencies and corporations     $  8,500           8         195      8,313
   States and political subdivisions               17,288         207           4     17,491
   Mortgage-backed securities                         288           5         ---        293
   Corporate debt securities                        6,483          29           7      6,505
                                               ----------  ----------  ----------  ----------
         Total securities held to maturity       $ 32,559         249         206     32,602
                                               ==========  ==========  ==========  ==========


                                                             December 31, 1999
($ In thousands)                                             Gross       Gross
                                               Amortized   Unrealized  Unrealized    Fair
Held to maturity:                                Costs       Gains       Losses      Value
                                               ----------- ----------- ----------- ----------
   U.S. Government agencies and corporations     $    500          ---         ---        500
   States and political subdivisions                5,500          ---         230      5,270
   Mortgage-backed securities                      17,283          117          45     17,355
   Corporate debt securities                          364            7         ---        371
                                               ----------- ----------- ----------- ----------
         Total securities held to maturity       $ 23,647          124         275     23,496
                                               =========== =========== =========== ==========


The amortized costs and fair values of single maturity securities held to maturity at December 31, 2000, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Mortgage-backed securities included in these totals are categorized by final maturity at December 31, 2000.

                                December 31, 2000

                                          Amortized
($ In thousands)                            Costs       Fair Values
                                        --------------- -------------
Due in one year or less                      $   6,715         6,721
Due after one year through five years           20,479        20,431
Due after five years through ten years           3,254         3,314
Due after ten years                              2,111         2,136
                                        --------------- ------------
                                            $   32,559        32,602
                                        ==============  ============


    There were no sales of securities held to maturity during 2000, 1999 or 1998.
    The carrying value of securities pledged to secure public and trust deposits, and for other purposes as required or permitted by law, was $48,810 at December 31, 2000 and $46,937 at December 31, 1999.
    As members of the Federal Reserve and the Federal Home Loan Bank (FHLB) of Atlanta, NBB and BTC are required to maintain certain minimum investments in the common stock of those entities. Required levels of investment are based upon NBB and BTC's capital and a percentage of qualifying assets. In addition, NBB and BTC are eligible to borrow from the FHLB with borrowings collateralized by qualifying assets, primarily residential mortgage loans, and NBB and BTC's capital stock investment in the FHLB. At December 31, 2000, the available borrowing limit was approximately $65,000.
Note 4: Loans to Officers and Directors
    In the normal course of business loans have been granted to executive officers and directors of Bankshares and its subsidiaries amounting to $2,084 at December 31, 2000 and $1,923 at December 31, 1999. During the year ended December 31, 2000, total principal additions were $1,620 and principal payments were $1,459.
The following schedule summarizes amounts receivable from executive officers and directors of Bankshares and its subsidiaries, and their immediate families or associates:


                                          Year ended
($ In thousands)                       December 31, 2000
                                       ------------------
Aggregate balance, beginning of year           $  1,923
Additions                                         1,620
Collections                                      (1,459)
                                       ------------------
Aggregate balance, end of year         $          2,084
                                       ==================

Note 5: Allowance for Loan Losses

    An analysis of the allowance for loan losses follows:


                                           Years ended December 31,

($ In thousands)                       2000         1999          1998
                                    ------------ ------------ -------------
Balance at beginning of year           $ 3,231        2,679         2,438
Provision for loan losses                1,329        1,400           624
Loans charged off                         (770)        (978)         (638)
Recoveries of loans previously
 charged off                                96          130           255
                                    ------------ ------------ -------------
Balance at end of year                 $ 3,886        3,231         2,679
                                    ============ ============ =============

    The following is a summary of information pertaining to impaired loans:


                                                     December 31,
($ In thousands)                                   2000       1999
                                                 ---------- ----------
Impaired loans without a valuation allowance         $ 321         95
Impaired loans with a valuation allowance              135        222
                                                 ---------- ----------
Total impaired loans                                 $ 456        317
                                                 ========== ==========
Valuation allowance related to impaired loans        $ 135        154
                                                 ========== ==========



                                                            December 31,
($ In thousands)                                  2000       1999       1998
                                                 --------- ---------- ----------
Average investment in impaired loans                $ 657        292        387
Interest income recognized on impaired loans           43         13         32
Interest income recognized on a cash basis on
 impaired loans                                       ---       ---         ---
                                                 --------- ---------- ----------


No additional funds are committed to be advanced in connection with impaired loans.

No nonaccrual loans were excluded from impaired loan disclosure under FASB 114 at December 31, 2000 and 1999.

Note 6: Bank Premises and Equipment
    Bank premises and equipment stated at cost, less accumulated depreciation, are as follows:



                                                December 31,
($ In thousands)                           2000           1999
                                       -------------- --------------
Premises                                   $ 10,413          8,818
Furniture and equipment                       7,040          6,140
Construction-in-progress                        141             21
                                       -------------- --------------
                                             17,594         14,979
Less accumulated depreciation                (7,270)        (6,473)
                                       -------------- --------------
    Bank premises and equipment, net       $ 10,324          8,506
                                       ============== ==============


The Company leases three branch facilities under noncancellable operating leases. The future minimum lease payments under these leases (with initial or remaining lease terms in excess of one year) as of December 31, 2000 are as follows: $135 in 2001, $133 in 2002, $131 in 2003, $123 in 2004 and $125 in
2005.

Note 7: Time Deposits
    Included in time deposits are certificates of deposit and other time deposits of $100 or more in the aggregate amounts of $72,307 at December 31, 2000 and $46,172 at December 31, 1999. At December 31, 2000, the scheduled maturities of time deposits are as follows: $214,925 in 2001, $60,591 in 2002, $33,109 in 2003, $7,378 in 2004 and $10,663 in 2005.
Note 8: Employee Benefit Plans
    The Company has a Retirement Accumulation Plan qualifying under IRS Code
Section 401(k), in which NBB and BTC are participating employers. Eligible participants in the plan can contribute up to 10% of their total annual compensation to the plan. Employee contributions are matched by NBB and BTC based on a percentage of an employee's total annual compensation contributed to the plan. Prior to 2000, NBB was the only participating employer in the plan. For the year ended December 31, 2000, NBB and BTC contributed $156 to the plan. For the years ended December 31, 1999 and 1998, NBB contributed $102 and $91, respectively.

    Bankshares has a nonleveraged Employee Stock Ownership Plan (ESOP) which enables employees who have one year of service and who have attained the age of 21 prior to the plan's January 1 and July 1 enrollment dates to own Bankshares common stock. Contributions to the ESOP are determined annually by the Board of Directors. Contribution expense amounted to $162, $162 and $0 for the years ended December 31, 2000, 1999 and 1998, respectively. Dividends on ESOP shares are charged to retained earnings. As of December 31, 2000, the number of allocated shares held by the ESOP was 76,489 and the number of unallocated shares was 6,180. All shares held by the ESOP are treated as outstanding in computing the Company's basic net income per share. Upon reaching age 55 with ten years of plan participation, a vested participant has the right to diversify 50% of his or her allocated ESOP shares and Bankshares or the ESOP, with the agreement of the Trustee, would be obligated to purchase those shares. The ESOP contained a put option which allows a withdrawing participant to require Bankshares or the ESOP, if the plan administrator agrees, to purchase his or her allocated shares if the shares are not readily tradeable on an established market at the time of its distribution. Since the shares were not readily tradeable at December 31, 1998, 77,301 shares of stock held by the ESOP, at their estimated fair value, which was based on the most recent available independent valuation, is recorded outside of stockholders' equity as of December 31, 1998. Effective December 1, 1999, Bankshares' common stock began trading on the Nasdaq SmallCap Market. As a result of being listed on an established national exchange, presentation of the fair value of the shares of common stock held by the ESOP outside of stockholders' equity is no longer required at December 31, 1999.
        The Company also sponsors two separate noncontributory defined benefit pension plans which cover substantially all of its employees. The pension plans' benefit formulas generally base payments to retired employees upon their length of service and a percentage of qualifying compensation during their final years of employment. The NBB pension plan's assets are invested principally in U.S. Government agency obligations (33%), mutual funds (31%), corporate bonds (4%), equity securities (29%) and cash (3%). BTC's pension plan's assets are invested principally in corporate bonds (3%), U.S. Government agency obligations (81%) and equity securities (16%).

                                                         Pension Benefits
                                                           December 31,
($ In thousands)                                 2000          1999       1998
                                               ----------- ----------- ---------
Change in benefit obligation
Benefit obligation at beginning of year         $  5,694       5,995      4,967
Service cost                                         354         398        331
Interest cost                                        425         415        367
Actuarial gain                                      (142)       (749)       491
Benefits paid                                       (633)       (365)      (161)
                                               ----------- ----------- ---------
    Benefit obligation at end of year              5,668       5,694      5,995
                                               ----------- ----------- ---------
Change in plan assets
Fair value of plan assets at beginning of year     4,877       4,971      4,337
Actual return on plan assets                         202          85        430
Employer contribution                                276         186        365
Benefits paid                                       (663)       (365)      (161)
                                               ----------- ----------- ---------
    Fair value of plan assets at end of year       4,692       4,877      4,971
                                               ----------- ----------- ---------
Funded status                                       (976)       (817)    (1,024)
Unrecognized net actuarial loss                      610         522        917
Unrecognized prior service cost                      186         201        216
Unrecognized transition asset                       (137)       (160)      (183)
                                               ----------- ----------- ---------
    Net accrued pension cost (includes
     accrued pension cost of $500, $414
     and $363 in 2000, 1999 and 1998,
     respectively, included in other
     liabilities, and prepaid pension
     cost of $141, $160 and $289 in 2000,
     1999 and 1998, respectively, included
     in other assets).                          $   (317)       (254)       (74)
                                               =========== =========== =========

                                                  Pension Benefits
                                          NBB                      BTC
($ In thousands)                  2000    1999    1998     2000    1999    1998
                                 ------- ------- -------- ------- ------- ------
Weighted average assumptions as
 of December 31

Weighted average discount rate    7.50%   7.50%   7.00%    7.50%   7.50%   7.00%
Expected return on plan assets    9.00%   9.00%   9.00%    9.00%   9.00%   9.00%
Rate of compensation increase     5.00%   5.00%   5.00%    5.00%   5.00%   5.00%
                                 ===============================================



                                                      Pension Benefits
                                                   Years ended December 31,
($ In thousands)                              2000         1999        1998
                                            ---------- ------------ -----------
Components of net periodic benefit cost
        Service cost                           $ 354          398         331
        Interest cost                            424          415         367
        Expected return on plan assets          (441)        (457)       (400)
        Amortization of prior service cost        15           15          15
        Recognized net actuarial loss              8           18           3
        Amortization of transition asset         (23)         (23)        (22)
                                            ---------- ------------ -----------
               Net periodic benefit cost       $ 337          366         294
                                            ========== ============ ===========


Note 9: Stock Option Plan
    Effective March 10, 1999, the Company adopted the National Bankshares, Inc. 1999 Stock Option Plan to give key employees of Bankshares and its subsidiaries an opportunity to acquire shares of National Bankshares, Inc. common stock. The purpose of the 1999 Stock Option Plan is to promote the success of Bankshares and its subsidiaries by providing an incentive to key employees that enhances the identification of their personal interest with the long term financial success of the Company and with growth in stockholder value. Under the 1999 Stock Option Plan, up to 250,000 shares of Bankshares common stock may be granted. The 1999 Stock Option Plan is administered by the Stock Option Committee, which is made up of all of the non-employee, outside directors of National Bankshares, Inc. The Stock Option Committee may determine whether options are incentive stock options or nonqualified stock options and may determine the other terms of grants, such as number of shares, term, a vesting schedule and the exercise price. The 1999 Stock Option Plan limits the maximum term of any option granted to ten years, states that options may be granted at not less than fair market value on the date of the grant and contains certain other limitations on the exercisability of incentive stock options. The options vest 25% after one year, 50% after two years, 75% after three years and 100% after four years. At the discretion of the Stock Option Committee, options may be awarded with the provision that they may be accelerated upon a change of control, merger, consolidation, sale or dissolution of National Bankshares, Inc.
    At December 31, 2000, there were 232,000 additional shares available for grant under the Plan. The per share weighted-average estimated fair value of stock options granted during 2000 was $0.72 and $2.38 during 1999, based on the date of grant using the Black Scholes option-pricing model with the following weighted-average assumptions: 2000 - expected cash dividend yield of 4.85%, risk-free interest rate of 5.12%, expected volatility of 19.52% and an expected life of ten years. 1999 assumptions were: expected cash dividend yield of 3.41%, risk-free interest rate of 6.38%, expected volatility of 18.60% and an expected life of ten years.
    The Company applies APB Opinion No. 25 in accounting for its Plan and, accordingly, no compensation cost has been recognized for its stock options in the consolidated financial statements. Proforma compensation cost determined in accordance with Statement 123 was not material and had no impact on net income per share presented.

    Stock option activity during the periods indicated is as follows:


                                      2000                          1999
                                           Weighted                    Weighted
                                            Average                     Average
                            Number of      Exercise      Number of     Exercise
                              Shares         Price        Shares         Price
                          --------------- ------------- ------------- ----------
Outstanding, beginning
 of year                           5,500       $ 22.00           ---   $    ---
Granted                           12,500         18.50         5,500      22.00
Exercised                            ---           ---           ---        ---
Forfeited                            ---           ---           ---        ---
Expired                              ---           ---           ---        ---
                          --------------- ------------- ------------- ----------
Balance, end of year              18,000       $ 19.57         5,500   $  22.00
                          =============== ============= ============= ==========



At December 31, 2000, the remaining contractual life of outstanding options was
9.52 years. The exercise price of options issued in 2000 was $18.50, and for options issued in 1999 the exercise price was $22.00. Exercisable options totaled 1,387 at December 31, 2000.
Note 10: Income Taxes

    Total income taxes were allocated as follows:

                                                     Years ended December 31,
($ In thousands)                                 2000        1999       1998
                                               ---------- ---------- -----------
Income                                          $ 2,763      2,556       2,591
Stockholders' equity, for net unrealized
    gains (losses) on securities available
    for sale recognized for financial
    reporting purposes                            1,483     (2,304)        425
                                               ---------- ---------- -----------
        Total income taxes                      $ 4,246        252       3,016
                                               ========== ========== ===========





Allocations of income tax expense between current and deferred portions is as follows:

                                            Years ended December 31,
($ In thousands)                         2000        1999        1998
                                      ----------- ----------- -----------
Current                                 $ 3,016       2,770       2,726
Deferred                                   (253)       (214)       (135)
                                      ----------- ----------- -----------
        Total income tax expense        $ 2,763       2,556       2,591
                                      =========== =========== ===========


    Taxes resulting from securities transactions amounted to a tax expense of $3 for the year ended December 31, 2000, $8 for the year ended December 31, 1999 and $64 for the year ended December 31, 1998.

        The following is a reconciliation of the "expected" income tax expense, computed by applying the U.S. Federal income tax rate of 34% to income before income tax expense, with the reported income tax expense:



                                              Years ended December 31,
($ In thousands)                            2000        1999       1998
                                         ------------ ---------- ----------
Expected income tax expense (34%)            $3,424      3,279      3,192
Tax-exempt interest income                     (862)      (866)      (742)
Nondeductible interest expense                  168        109         97
Other, net                                       33         34         44
                                         ------------ ---------- ----------
        Reported income tax expense          $2,763      2,556      2,591
                                         ============ ========== ==========


The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2000 and 1999 are presented below:


                                                                              December 31,
($ In thousands)                                                          2000           1999
                                                                      -------------- --------------
Deferred tax assets:
  Loans, principally due to allowance for loan losses and unearned
   fee income                                                              $   995            786
  Other real estate owned, principally due to valuation allowance               21             32
  Deferred compensation and other liabilities, due to accrual for
   financial reporting purposes                                                143            124
  Deposit intangibles and goodwill                                              68             59
  Community development corporation related tax credit                          15             19
  Other                                                                         36             36
  Net unrealized losses on securities available for sale                       296          1,779
                                                                      -------------- --------------
  Total gross deferred tax assets                                            1,574          2,835

Deferred tax liabilities:
  Bank premises and equipment, principally due to differences in
   depreciation                                                                (93)          (121)
  Securities, due to differences in discount accretion                         (74)           (58)
  Accrued late fee income                                                      (48)           (72)
  Other assets                                                                 (67)           (62)
                                                                      -------------- --------------
      Total gross deferred tax liabilities                                    (282)          (313)
                                                                      -------------- --------------
      Net deferred tax asset included in other assets                      $ 1,292          2,522
                                                                      ============== ==============


The Company has determined that a valuation allowance for the gross deferred tax assets is not necessary at December 31, 2000 and 1999 due to the fact that the realization of the entire gross deferred tax assets can be supported by the amount of taxes paid during the carryback period available under current tax laws.

Note 11: Restrictions on Payments of Dividends and Capital Requirements Bankshares' principal source of funds for dividend payments is dividends received from its subsidiary banks. For the years ended December 31, 2000, 1999 and 1998, dividends received from subsidiary banks were $2,987, $10,538 and $5,341, respectively. Additional funds paid to the parents as dividends in 1999 were used primarily for a common stock repurchase.
    Substantially all of Bankshares' retained earnings are undistributed earnings of its banking subsidiaries, which are restricted by various regulations administered by federal and state bank regulatory agencies. Bank regulatory agencies restrict, without prior approval, the total dividend payments of a bank in any calendar year to the bank's retained net income of that year to date, as defined, combined with its retained net income of the preceding two years, less any required transfers to surplus. At December 31, 2000, retained net income which was free of such restriction at NBB amounted to approximately $1,360. There was no retained income free of this restriction at BTC at December 31, 2000.
    Bankshares and its subsidiaries are subject to various regulatory capital requirements administered by the bank regulatory agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Bankshares and its subsidiaries must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by regulators about components, risk weightings and other factors. Prompt corrective provisions are not applicable to Bank holding companies.
        Quantitative measures established by regulation to ensure capital adequacy require Bankshares and its subsidiaries to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2000, that Bankshares and its subsidiaries meet all capital adequacy requirements to which they are subject.

Bankshares' and its subsidiaries' actual regulatory capital amounts and ratios are also presented in the following tables.

                                                                                                To Be Well
                                                                                            Capitalized Under
                                                                        For Capital         Prompt Corrective
                                                    Actual           Adequacy Purposes      Action Provisions
                                             ----------- ---------- ---------- ---------- ----------- ----------
($ In thousands)                               Amount      Ratio     Amount      Ratio      Amount      Ratio
                                             ----------- ---------- ---------- ---------- ----------- ----------
December 31, 2000
        Total capital (to risk weighted
         assets)

        Bankshares consolidated                 $55,256      14.2%     31,073       8.0%       N/A       N/A
        NBB                                      28,234      11.6%     19,531       8.0%      24,414      10.0%
        BTC                                      24,601      17.3%     11,383       8.0%      14,228      10.0%

        Tier I capital (to risk weighted
         assets)

        Bankshares consolidated                 $51,371      13.2%     15,536       4.0%       N/A        N/A
        NBB                                      25,834      10.6%      9,765       4.0%      14,648       6.0%
        BTC                                      23,116      16.3%      5,691       4.0%       8,537       6.0%

        Tier I capital (to average assets)

        Bankshares consolidated                 $51,371       9.5%     21,721       4.0%       N/A        N/A
        NBB                                      25,834       8.2%     12,648       4.0%      15,810       5.0%
        BTC                                      23,116      10.2%      9,072       4.0%      11,340       5.0%



                                                                                                To Be Well
                                                                                            Capitalized Under
                                                                        For Capital         Prompt Corrective
                                                    Actual           Adequacy Purposes      Action Provisions
                                             ----------- ---------- ---------- ---------- ----------- ----------
($ In thousands)                               Amount      Ratio     Amount      Ratio      Amount      Ratio
                                             ----------- ---------- ---------- ---------- ----------- ----------
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


As of December 31, 2000, the most recent notifications from the appropriate regulatory authorities categorized Bankshares and its subsidiaries as adequately capitalized under the regulatory framework for prompt corrective action. To be categorized as adequately capitalized, an institution must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since those notifications that management believes have changed Bankshares' and its subsidiaries' category.

Note 12: Parent Company Financial Information
        Condensed financial information of Bankshares (Parent) is presented below:

                           Consolidated Balance Sheets
                                                                                         December 31,
($ In thousands, except share and per share data)                                     2000             1999
                                                                                ------------------ -------------
Assets           Cash due from subsidiaries                                            $      38             5
                 Securities available for sale                                             2,365         2,292
                 Investment in subsidiaries, at equity                                    57,405        50,302
                 Refundable income taxes due from subsidiaries                                11            59
                 Other assets                                                                 46
                                                                                ------------------ -------------
                         Total assets                                                  $  59,865        52,743
                                                                                ================== =============

Liabilities      Other liabilities                                                     $      31            20
and                                                                             ------------------ -------------
Stockholders'    Stockholders' equity:
Equity               Preferred stock of no par value.  Authorized  5,000,000
                      shares; none issued and outstanding                                    ---           ---
                     Common stock of $2.50 par value.  Authorized 5,000,000
                      shares; issued and outstanding 3,511,877 shares in 2000
                      and 3,516,977 in 1999                                                8,780         8,792
                     Retained earnings                                                    51,629        47,384
                     Accumulated other comprehensive income (loss)                          (575)       (3,453)
                                                                                ------------------ -------------
                         Total stockholders' equity                                       59,834        52,723

                 Commitments and contingent liabilities

                                                                                ------------------ -------------
                         Total liabilities and stockholders' equity                    $  59,865        52,743
                                                                                ================== =============



                            Condensed Statements of Income and Comprehensive Income

                                                                           Years Ended December 31,
($ In thousands)                                                         2000         1999        1998
                                                                     ------------- ----------- ------------
Income            Dividends from subsidiaries                           $  2,987      10,538         5,341
                  Interest on securities - taxable                            11          17            29
                  Interest on securities - nontaxable                         99         118            24
                  Other income                                                40         ---           ---
                  Realized securities losses                                  (3)        ---           ---
                                                                     ------------- ----------- ------------
                                                                           3,134      10,673         5,394

Expenses          Other expenses                                             157         194           173
                                                                     ------------- ----------- ------------
                  Income before income tax benefit and equity in
                   undistributed net income (distributions in
                   excess of equity in net income) of subsidiaries         2,977      10,479         5,221

                  Applicable income tax benefit                               36          59            47
                                                                     ------------- ----------- ------------
                  Income before equity in undistributed net income
                   (distributions in excess of equity in net
                   income) of subsidiaries                                 3,013      10,538         5,268

                  Equity in undistributed net income (distributions
                   in excess of equity in net income) of subsidiaries      4,296      (3,450)        1,530
                                                                     ------------- ----------- ------------
                       Net income                                          7,309       7,088         6,798
                                                                     ------------- ----------- ------------

                  Other comprehensive income (loss), net of income
                   taxes:
                     Net unrealized gains (losses) on securities
                      available for sale:
                       Arising during the year                             2,878      (4,472)          356
                       Cumulative accounting change                          ---         ---           469
                                                                     ------------- ----------- ------------
                      Total other comprehensive income (loss)              2,878      (4,472)          825
                                                                     ------------- ----------- ------------
                      Comprehensive income                              $ 10,187       2,616         7,623
                                                                     ============= =========== ============





                       Condensed Statements of Cash Flows

                                                                             Years ended December 31,
($ In thousands)                                                         2000           1999          1998
                                                                    --------------- ------------- --------------
Cash Flows       Net income                                               $ 7,309         7,088           6,798
from Operating   Adjustments to reconcile net income to net cash
Activities        provided by operating activities:
                     (Equity in undistributed net income)
                      distributions in  excess of equity in
                      net income of subsidiaries                           (4,296)        3,450          (1,530)
                     Amortization of premiums and accretion of
                      discounts, net                                            6             7               4
                     (Increase) decrease in refundable income
                      taxes due from subsidiaries                              48           (29)             (8)
                     Increase in other assets                                 (31)          (10)            (30)
                     Increase (decrease) in other liabilities                  10           (45)             22
                                                                    --------------- ------------- --------------
                         Net cash provided by operating activities          3,046        10,461           5,256
                                                                    --------------- ------------- --------------

Cash Flows       Purchases of securities available for sale                  (529)         (207)         (4,534)
from             Maturities of securities available for sale                   30           299           2,044
Investing        Sales of securities available for sale                       562           ---             ---
Activities                                                          --------------- ------------- --------------
                         Net cash provided by  (used in)
                         investing activities                                  63            92          (2,490)
                                                                    --------------- ------------- --------------
Cash Flows       Cash dividends paid                                       (2,987)       (2,814)         (2,807)
from             Common stock repurchase                                      (89)       (7,762)            ---
Financing                                                           --------------- ------------- --------------
                         Net cash used in financing activities             (3,076)      (10,576)         (2,807)
                                                                    --------------- ------------- --------------
                 Net increase (decrease) in cash                               33           (23)            (41)
                 Cash due from subsidiary at beginning of year                  5            28              69
                                                                    --------------- ------------- --------------
                 Cash due from subsidiary at end of year                  $    38             5              28
                                                                    =============== ============= ==============

Note 13: Supplemental Cash Flow Information
    The Company paid $17,276, $14,199 and $14,003 for interest and $2,958, $2,941 and $2,631 for income taxes, net of refunds, in 2000, 1999 and 1998, respectively. Noncash investing activities consisted of $770, $978 and $638 of loans charged against the allowance for loan losses in 2000, 1999 and 1998, respectively. Noncash investing activities also included $390 in 2000, $177 in 1999 and $382 in 1998 of loans transferred to other real estate owned. In addition, for the years ended December 31, 2000, 1999 and 1998, noncash investing activities included changes in net unrealized gains (losses) on securities available for sale of $4,361, ($6,776) and $1,250, respectively, changes in deferred tax assets included in other assets of ($1,483), $2,304 and ($425), respectively, and changes in net unrealized gains (losses) on securities available for sale included in stockholders' equity of $2,878, ($4,472) and $825, respectively.
    Securities, classified as held to maturity, totaling approximately $20,516, were transferred to securities available for sale in 1998. This was in accordance with the reassessment of the classification of securities allowed by Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," which was adopted by the Company on October 1, 1998.
Note 14: Financial Instruments with Off-Balance Sheet Risk
    The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated balance sheets. The contract amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.
    The Company's exposure to credit loss, in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit, is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

The Company may require collateral or other security to support the following financial instruments with credit risk:

                                                              December 31,
($ In thousands)                                         2000          1999
                                                     ------------- -------------
Financial instruments whose contract amounts represent credit risk:

        Commitments to extend credit                    $ 60,614        52,932
                                                        ========        ======
        Standby letters of credit                       $  4,269         5,109
                                                        ========        ======
        Mortgage loans sold with potential recourse     $ 20,358        33,489
                                                        ========        ======

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The commitments for equity lines of credit may expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if it is deemed necessary by the Company, is based on management's credit evaluation of the customer.
    Unfunded commitments under commercial lines of credit, revolving credit lines and overdraft protection are commitments for possible future extensions of credit. Some of these commitments are uncollateralized and do not contain a specified maturity date and may not be drawn upon to the total extent to which the Company is committed.
    Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment and income-producing commercial properties.
    The Company originates mortgage loans for sale to secondary market investors subject to contractually specified and limited recourse provisions. In 2000, the Company originated $20,129 and sold $20,358 to investors, compared to $31,538 originated and $33,489 sold in 1999. Every contract with each investor contains certain recourse language. In general, the Company may be required to repurchase a previously sold mortgage loan if there is major noncompliance with defined loan origination or documentation standards, including fraud, negligence or material misstatement in the loan documents. Repurchase may also be required if necessary governmental loan guarantees are canceled or never issued, or if an investor is forced to buy back a loan after it has been resold as a part of a loan pool. In addition, the Company may have an obligation to repurchase a loan if the mortgagor has defaulted early in the loan term. This potential default period is approximately twelve months after sale of a loan to the investor.
    The Company maintains cash accounts in other commercial banks. The amount on deposit with correspondent institutions at December 31, 2000, exceeded the insurance limits of the Federal Deposit Insurance Corporation by $929.
Note 15: Concentrations of Credit Risk
    The Company does a general banking business, serving the commercial and personal banking needs of its customers. NBB's market area, commonly referred to as Virginia's New River Valley and Mountain Empire, consists of Montgomery, Giles and Pulaski Counties and the cities of Radford and Galax, together with portions of adjacent counties. BTC's market area adjoins NBB's and includes the counties of Tazewell, Wythe, Smyth and Washington in Virginia, as well as contiguous portions of McDowell and Mercer Counties in West Virginia. Substantially all of NBB's and BTC's loans are made within their market area. The ultimate collectibility of the banks' loan portfolios and the ability to realize the value of any underlying collateral, if needed, are influenced by the economic conditions of the market area. The Company's operating results are therefore closely correlated with the economic trends within this area.
    At December 31, 2000 and 1999, approximately $151,000 and $130,000, respectively, of the loan portfolio was concentrated in commercial real estate. This represents approximately 42% and 44% of the loan portfolio at December 31, 2000 and 1999, respectively. Included in commercial real estate at December 31, 2000 and 1999 was approximately $84,000 and $85,000, respectively, in loans for college housing and professional office buildings. Loans secured by residential real estate were approximately $110,000 and $74,000 at December 31, 2000 and 1999, respectively. This represents approximately 31% and 25% of the loan portfolio at December 31, 2000 and 1999 respectively. Loans secured by automobiles were approximately $36,000 and $33,000 at December 31, 2000 and 1999, respectively. This represents approximately 10% of the loan portfolio at December 31, 2000 and 11% at December 31, 1999.
    The Company has established operating policies relating to the credit process and collateral in loan originations. Loans to purchase real and personal property are generally collateralized by the related property and with loan amounts established based on certain percentage limitations of the property's total stated or appraised value. Credit approval is primarily a function of collateral and the evaluation of the creditworthiness of the individual borrower or project based on available financial information. Management considers the concentration of credit risk to be minimal.

Note 16: Fair Value of Financial Instruments and Interest Rate Risk
    The estimated fair values of the Company's financial instruments at December 31, 2000 and 1999 are as follows:

                                                         December 31,
                                              2000                          1999
                                  ------------------------------ ----------------------------
($ In thousands)                    Carrying       Estimated       Carrying      Estimated
                                     Amount        Fair Value       Amount      Fair Value
                                  -------------- --------------- ------------- --------------
Financial assets:
    Cash and due from banks         $ 11,130             11,130        13,311         13,311
    Interest-bearing deposits         13,579             13,579         9,219          9,219
    Federal funds sold                29,090             29,090         2,800          2,800
    Securities                       156,344            156,387       137,492        137,341
    Mortgage loans held for sale         ---                ---           229            229
    Loans, net                       355,795            348,753       291,562        287,504
    Accrued interest receivable        5,049              5,049         4,014          4,014
                                  -------------- --------------- ------------- --------------
        Total financial assets      $570,987            563,988       458,627        454,418
                                  ============== =============== ============= ==============

Financial liabilities:
    Deposits                        $530,648            531,829       407,187        407,328
    Other borrowed funds                 270                270        10,460         10,460
    Accrued interest payable           1,538              1,538           651            651
                                  -------------- --------------- ------------- --------------
        Total financial
         Liabilities                $532,456            533,637       418,298       418,439
                                  ============== =============== ============= ==============


The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the fair discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. SFAS 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company.
    Loan commitments on which the committed interest rate is less than the current market rate are insignificant at December 31, 2000 and 1999.
    The Company assumes interest rate risk (the risk that general interest rate levels will change) as a result of its normal operations. As a result, the fair values of the Company's financial instruments will change when interest rate levels change and that change may be either favorable or unfavorable to the Company. Management attempts to match maturities of assets and liabilities to the extent believed necessary to minimize interest rate risk. However, borrowers with fixed rate obligations are less likely to prepay in a rising rate environment. Conversely, depositors who are receiving fixed rates are more likely to withdraw funds before maturity in a rising rate environment and less likely to do so in a falling rate environment. Management monitors rates and maturities of assets and liabilities and attempts to minimize interest rate risk by adjusting terms of new loans and deposits and by investing in securities with terms that mitigate the Company's overall interest rate risk.
Note 17: Branch Acquisitions
    On August 17, 2000, the Company entered into an agreement to purchase six branches from AmSouth Bank of Birmingham, Alabama. The acquisitions involved approximately $94,000 in deposits and $42,000 in loans. Three of the branches, Radford, Dublin and Pulaski, Virginia were acquired by the Company's NBB affiliate, with the remaining offices located in Wytheville, Abingdon and Marion, Virginia acquired by the Company's BTC affiliate. The acquisition was completed in November of 2000.
    In another move to improve the Company's competitive position, BTC announced on September 15, 2000 that it will acquire a branch in Bluefield, Virginia from First Union National Bank. The acquisition will involve the purchase of approximately $39,000 in deposits and $11,000 in loans. Plans call for the acquisition to be completed in the first quarter of 2001.

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


                                                                 2000         1999        1998
($ In thousands)                                             ------------- ----------- -----------
Net unrealized gains (losses) on securities
 available for sale:
                 Net unrealized holding gains (losses)
                  during the year                               $  4,359      (6,756)      1,282
                 Less reclassification adjustments for
                  gains  included in net income                        2         (20)        (32)
                 Income tax (expense) benefit                     (1,483)      2,304        (425)
                                                             ------------- ----------- -----------
                   Total other comprehensive income (loss)      $  2,878      (4,472)        825
                                                             ============= =========== ===========



Selected Quarterly Data (Unaudited)

    The following is a summary of the unaudited quarterly results of operations for the years ended December 31, 2000 and 1999:



($  In  thousands,  except  per share                         2000
data)
                                       First                           Third         Fourth
                                      Quarter      Second Quarter     Quarter       Quarter
                                   --------------- --------------- -------------- -------------

Income Statement Data:
---------------------
Interest income                          $  8,844           9,286          9,586        10,642
Interest expense                            3,886           4,274          4,550         5,453
                                   --------------- --------------- -------------- -------------
Net interest income                         4,958           5,012          5,036         5,189
Provision for loan losses                     353             313            331           332
Noninterest income                            925             962            976         1,219
Noninterest expense                         2,991           3,094          3,291         3,500
Income taxes                                  687             698            639           739
                                   --------------- --------------- -------------- -------------
    Net income                          $   1,852           1,869          1,751         1,837
                                   =============== =============== ============== =============

Per Share Data:
--------------
Basic net income per share              $   0.53             0.53           0.50          0.52
Cash dividends per share                     ---             0.42            ---          0.43
Book value per share                    $  15.54            15.64          16.39         17.04

Selected Ratios:
---------------
Return on average assets                    1.58%            1.54%          1.42%         1.33%
Return on average equity                   13.98%           13.94%         12.42%        12.52%
Average equity to average assets           11.30%           11.05%         11.46%        10.62%







($  In  thousands,  except  per share                         1999
data)
                                       First                           Third         Fourth
                                      Quarter      Second Quarter     Quarter       Quarter
                                   --------------- --------------- -------------- -------------
Income Statement Data:
---------------------
Interest income                          $  8,089           8,170          8,416         8,928
Interest expense                            3,436           3,392          3,506         3,869
                                   --------------- --------------- -------------- -------------
Net interest income                         4,653           4,778          4,910         5,059
Provision for loan losses                     232             237            371           560
Noninterest income                            766             856            956           934
Noninterest expense                         2,926           2,946          3,025         2,971
Income taxes                                  582             651            666           657
                                   --------------- --------------- -------------- -------------
    Net income                          $  1,679            1,800          1,804         1,805
                                   =============== =============== ============== =============

Per Share Data:
--------------
Basic net income per share              $   0.44             0.50           0.51          0.51
Cash dividends per share                     ---             0.39            ---          0.41
Book value per share                    $  16.21            14.80          15.16         14.99

Selected Ratios:
---------------
Return on average assets                    1.54%            1.61%          1.60%         1.53%
Return on average equity                   11.12%           12.55%         13.64%        13.50%
Average equity to average assets           13.82%           12.81%         11.70%        11.37%



                               National Bankshares



                                Mission Statement

National Bankshares, Inc. strives to be an exceptional community bank holding company dedicated to providing shareholder value by offering financial services to customers through subsidiary financial institutions and affiliated companies in an efficient, friendly, personalized and cost-effective manner. We recognize that to do this, our financial institutions must retain the ability to make decisions locally and must actively participate in the communities they serve. We are committed to offering competitive and fair employment opportunities and to maintaining the highest standards in all aspects of our business.























                        The National Bank Advisory Boards

Montgomery County Advisory Board Dan A. Dodson, W. Clinton Graves, James J. Owen, Arlene A. Saari, James C. Stewart, T. Cooper Via

Giles County Advisory Board Paul B. Collins, John H. Givens, Jr., Ross E. Martin, Kenneth L. Rakes, Scarlet B. Ratcliffe, Morris D. Reece, H. M. Scanland, Jr., Buford Steele

Galax Advisory Board Charles L. Cox, Willie T. Greene, Sr., Jerry R. Mink, James
A. Williams, Jr.

Radford/Pulaski County Advisory Board  Jack M. Lewis, Jack Nunley

                            National Bankshares, Inc.
                               Board of Directors

                                  Photograph of
                               "NBI Board Members"


Foreground,  from left:  William T. Peery,  President,  Cargo Oil Inc;  James G.
Rakes, Chairman of the Board, President, Chief Executive Officer, National Bankshares, Inc., President and Chief Executive Officer, The National Bank; L. Allen Bowman, Retired; Charles L. Boatwright, Vice Chairman of the Board, Physician; Jeffrey R. Stewart, Educational Consultant. Stairs, from left: Alonzo
A. Crouse, Executive Vice President,  Secretary,  Bank of Tazewell County; James
A. Deskins, Sr., Retired; Cameron L. Forrester, President and Chief Executive Officer, Bank of Tazewell County; Paul A. Duncan, President, Holiday Motor Corp.

The National Bank Board of Directors

Photograph of
"NBB Board Members"

                    From left: J. Louis Webb, Jr., Dentist; Jeffrey R. Stewart, Chairman of the Board, Educational Consultant; L. Allen Bowman, Vice-Chairman of the Board, Retired; Paul P. Wisman, Vice President of Investments, Grundy National Bank, Manager of Assets, Nicewonder Investments; James G. Rakes, Chairman, President and Chief Executive Officer, National Bankshares, Inc., President and Chief Executive Officer, The National Bank; Charles L. Boatwright, Physician; James M. Shuler, Delegate, Virginia House of Delegates; Ellen G. Burnop,
                    Co-Owner, New River Office Supply; Paul A. Duncan, President, Holiday Motor Corp.


Bank of Tazewell County Board of Directors

Photograph of
"BTC Board Members"


                    Seated, from left: E.P. Greever, Retired; Cameron L. Forrester, President and Chief Executive Officer, Bank of Tazewell County; William T. Peery, Chairman of the Board, President, Cargo Oil, Inc.; James G. Rakes, Chairman, President and Chief Executive Officer, National Bankshares, Inc., President and Chief Executive Officer, The National Bank; William H. VanDyke, Vice President, Candlewax Smokeless Fuel Co. Standing, from left: J.M. Pope, Retired; Alonzo A. Crouse, Executive Vice President, Secretary, Bank of Tazewell County; James A. Deskins, Retired; James S. Gillespie, Jr., President, Jim Sam Gillespie Farm. Not pictured: Charles E. Green, III, Financial Planner, AXA Advisors, LLC; Jack Harry, President, Harry's Enterprises, Inc.

Corporate Information

NATIONAL BANKSHARES, INC. OFFICERS

    James G. Rakes, Chairman                       F. Brad Denardo
    President and Chief Executive Officer          Corporate Officer

    J. Robert Buchanan                             Shelby M. Evans
    Treasurer                                      Corporate Compliance Officer

    Marilyn B. Buhyoff                             David K. Skeens
    Secretary and Counsel                          Corporate Auditor

ANNUAL MEETING
The Annual Meeting of Stockholders will be held on Tuesday, April 10, 2001 at 3:00 p.m. at the Best Western Red Lion Inn, 900 Plantation Road, Blacksburg, Virginia.

CORPORATE STOCK
National Bankshares, Inc. common stock trades on the Nasdaq Stock Market under the symbol "NKSH".

FINANCIAL INFORMATION
Investors and analysts seeking financial information about National Bankshares, Inc. should contact:

  James G. Rakes, Chairman               or    J. Robert Buchanan
  President and Chief Executive Officer        Treasurer
  (540) 951-6300 or (800) 552-4123             (540) 951-6300 or (800) 552-4123
  jrakes@nbbank.com                            bbuchanan@nbbank.com

Written requests may be directed to: National Bankshares, Inc. P.O. Box 90002, Blacksburg, VA 24062-9002

STOCKHOLDER SERVICES AND STOCK TRANSFER AGENT
Stockholders seeking information about National Bankshares, Inc. stock accounts should contact:
    Marilyn B. Buhyoff
    Secretary and Counsel
    (540) 951-6300 or (800) 552-4123
    mbuhyoff@nbbank.com

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

CORPORATE OFFICE
    National Bankshares, Inc.
    101 Hubbard Street
    Blacksburg, Virginia 24060
    P.O. Box 90002
    Blacksburg, Virginia 24062-9002
    www.nationalbankshares.com