Form 10-K, Exhibit 13
period 2001-12-31
NATIONAL BANKSHARES INC
filed 2002-03-29
CIK 796534

National Bankshares



























                               2001 Annual Report

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


Contents
--------------------------------------------------------------------------------
1     Financial Highlights
2     To Our Stockholders
4     Selected Consolidated Financial Data
5     Management's Discussion and Analysis
12    Independent Auditor's Report
13    Consolidated Financial Statements
17    Notes to Consolidated Financial Statements (unaudited)
36    Selected Quarterly Data
38    Boards of Directors
40    Corporate Information
--------------------------------------------------------------------------------

Financial Highlights

($ In thousands, except per share data)       2001          2000         1999
--------------------------------------------------------------------------------

Net income                               $    7,314          7,309        7,088
Basic and diluted net income per share         2.08           2.08         1.96
Cash dividends per share                       0.86           0.85         0.80
Book value per share                          18.59          17.04        14.99

Loans, net                               $  394,042        355,795      291,562
Total securities                            191,476        156,344      137,492
Total assets                                644,623        593,497      472,134
Total deposits                              576,618        530,648      407,187
Stockholders' equity                         65,261         59,834       52,723
--------------------------------------------------------------------------------


Graph of "Cash Dividends Per Share"
(dollars)

      2001            2000            1999            1998            1997
---------------- --------------- --------------- --------------- ---------------
      .86             .85             .80             .74             .68



Graph of "Book Value Per Share" (1)
(dollars)

      2001            2000            1999            1998            1997
---------------- --------------- --------------- --------------- ---------------
     18.59           17.04            14.99           16.00           14.73

(1) Includes the amount related to common stock subject to ESOP put option excluded from stockholders' equity on the Consolidated Balance Sheets in 1998 and 1997.

To Our Stockholders

                                 Photographs of
             "Bank of Clinch Valley" "Green Hotel" "Bank of Graham"
                                  Photo Caption
"Top to bottom: Bank of Clinch Valley on Main Street in Tazewell, early 1900's;
  Green Hotel, NBB's first building, early 1900's; Inside the Bank of Graham in
                                Bluefield, 1920."

        For National Bankshares, 2001 was a year of accomplishments achieved during a time of challenges. Following rather quickly on the acquisition in late 2000 of six branch offices from AmSouth Bank, Bank of Tazewell County closed the purchase of the Bluefield, Virginia office of First Union National Bank on March
8. With this purchase, BTC consolidated its already strong position in the growing Bluefield market. In addition, we were able to utilize some of that bank's excess capital to expand our core business, community banking. Throughout the year we have focused on profitably integrating the seven new locations into existing operations at The National Bank and Bank of Tazewell County. Employee training went well, and new customers were patient with changes. Now that the transition is complete, we are working to capitalize on the opportunities offered in these new and expanded markets.

National Bankshares Financial Services
        Another highlight of the past year was the formation of a new corporate subsidiary. National Bankshares Financial Services, Inc. is doing business throughout Southwest Virginia as National Bankshares Investment Services and National Bankshares Insurance Services. Through a partnership with UVEST Investment Services, National Bankshares Investment Services offers individuals who are not bank Trust Department customers the opportunity to invest in annuities, stocks, bonds and mutual funds. National Bankshares Insurance Services provides competitive pricing and excellent service on a full range of personal and business insurance products. We believe that we can now conveniently meet all of the financial and insurance needs of our community bank customers, and at the same time provide new sources of income for the holding company.

A Challenging Year
        The business environment last year offered unique challenges. The Federal Reserve Bank's eleven interest rate cuts compressed interest margins while our banks made adjustments. The recession and no-interest car loans negatively affected consumer loan demand. Turmoil in the financial markets after the September 11 terrorist attacks made choosing good investments very difficult. I am pleased to report to you that our employees successfully met these and many other challenges, and we were able to post positive earnings that slightly exceeded 2000 totals.

                                 Photographs of
              "Farmers Bank of Clinch Valley" "NBB's Main Office"
                         "Hubbard Street Headquarters"
                                  Photo Caption
"Top to bottom: Farmers Bank of Clinch Valley, circa 1933; Architect's rendition of NBB's Main Office, 1942; National Bankshares Hubbard Street Headquarters,
                                     1999."

Summary Of Results
        Net income for 2001 was $7.314 million, as compared with $7.309 million for 2000. Total assets of National Bankshares at December 31, 2001 were $664.62 million, versus $593.49 million for the comparable period in 2000, an increase of 8.61%. Net loans at year-end were at $394.04 million, 10.75% higher than last year. Stockholders received a cash dividend of $0.86 per share for 2001, as compared with $0.85 last year.

Continuing The Tradition
    Both of our bank subsidiaries have long histories of successfully surviving and thriving in difficult days. The National Bank celebrated its 110th anniversary last May, and Bank of Tazewell County is even older, tracing its history back to a charter issued to Clinch Valley Bank in 1889. Clinch Valley Bank, later Farmers Bank of Clinch Valley, merged in 1964 with Bank of Graham to become Bank of Tazewell County. While we all have been dealing with the emotional and financial effects of the September 11 attacks on our nation and with the war on terrorism, I cannot help but think of bankers from previous generations who worked to keep our local communities strong and prosperous as our country faced other serious challenges. We intend to continue in their tradition. We will work hard to provide quality hometown banking with a modern outlook. We are grateful for the support of our stockholders, the loyalty of customers and the hard work of directors, officers and employees. Thank you for your investment and confidence in National Bankshares, Inc.

Picture of                              /s/ James G. Rakes
"James G. Rakes"
                                        James G. Rakes
                                        Chairman of the Board
                                        President and Chief Executive Officer


Selected Consolidated Financial Data
$ In thousands, except per share data. Years ended December 31,

                                                    2001        2000      1999       1998     1997
---------------------------------------------------------------------------------------------------------------

Selected Income Statement Data:
Interest income                                 $   45,527     38,358    33,603    31,828    29,797
Interest expense                                    22,771     18,163    14,203    13,928    13,106
Net interest income                                 22,756     20,195    19,400    17,900    16,691
Provision for loan losses                            1,408      1,329     1,400       624       435
Noninterest income                                   5,204      4,082     3,512     3,174     2,834
Noninterest expense                                 16,953     12,876    11,868    11,061    10,031
Income taxes                                         2,285      2,763     2,556     2,591     2,499
Net income                                           7,314      7,309     7,088     6,798     6,560

Per Share Data:
Basic and diluted net income                    $     2.08       2.08      1.96      1.79      1.73
Cash dividends declared                               0.86       0.85      0.80      0.74      0.68
Book value per share(1)                              18.59      17.04     14.99     16.00     14.73

Selected Balance Sheet Data at Year End:
Loans, net                                      $  394,042    355,795   291,562   236,578   214,552
Total securities                                   191,476    156,344   137,492   166,754   149,974
Total assets                                       644,623    593,497   472,134   445,166   402,907
Total deposits                                     576,618    530,648   407,187   382,696   344,867
Stockholders' equity                                65,261     59,834    52,723    58,503    54,029

Selected Balance Sheet Daily Averages:
Loans, net                                      $  380,970    310,624   266,431   225,613   204,540
Total securities                                   188,809    142,686   151,424   152,432   157,179
Total assets                                       635,692    500,381   454,189   420,988   395,932
Total deposits                                     569,139    433,673   391,583   359,970   339,439
Stockholders' equity(1)                             63,460     55,682    56,196    58,282    53,712

Selected Ratios:
Return on average assets                             1.15%      1.46%     1.56%     1.61%     1.66%
Return on average equity(1)                         11.53%     13.13%    12.61%    11.66%    12.21%
Dividend payout ratio                               41.29%     40.87%    39.70%    41.29%    39.31%
Average equity to average assets(1)                  9.98%     11.13%    12.37%    13.84%    13.57%
---------------------------------------------------------------------------------------------------------------

(1) Includes the amount related to common stock subject to ESOP put option excluded from stockholders' equity on the Consolidated Balance Sheets in 1998 and 1997.

Management's Discussion and Analysis

($ In thousands, except per share data)

Performance Summary
Net income in 2001 for National Bankshares, Inc. (Bankshares) and its wholly-owned subsidiaries, The National Bank of Blacksburg (NBB), Bank of Tazewell County (BTC), and National Bankshares Financial Services, Inc., (the Company), was $7,314, an increase of $5 or 0.07% over the previous year. This produced a return on average assets and a return on average equity of 1.15% and 11.53%, respectively.
      Net income for the Company for 2000 was $7,309, an increase of $221 or 3.12% over 1999. The return on average assets and return on average equity for 2000 were 1.46% and 13.13%, respectively. While 2000 net income increased 3.12%, total asset growth increased at a rate of approximately 26%, resulting in a 6.41% decline in the return on average assets.
      Basic net income per share over the three-year period was $1.96 per share in 1999 compared to $2.08 in 2000 and 2001. The dividend payout ratio for 2001 was 41.29%, which compares to 40.87% in 2000 and 39.70% in 1999.

Net Interest Income
Net interest income for 2001 was $22,756, an increase of $2,561 or 12.68%. The net interest margin for 2001 was 4.11%, a 42 basis point decrease from 2000.
      These results were in part caused by the rising interest rate environment that existed throughout 2000, which steadily increased interest expense until January 2001. In January 2001, the Federal Reserve Bank initiated a series of interest rate reductions to stimulate the faltering national economy. The falling rate environment began to benefit the Company immediately, though the full effect of this trend is not expected to be realized until some point in the future.

Graph of "Net Income"
(in millions)

      2001            2000            1999            1998            1997
---------------- --------------- --------------- --------------- ---------------
      7.3             7.3             7.1             6.8             6.6


      A second factor that affected the interest rate margin was acquisition activity. In late 2000, the Company purchased six branches from AmSouth Bank . While the assumption of the interest expense was immediate, it was not possible to channel the new funds immediately into the loan portfolio due to economic conditions. Surplus funds, instead, were placed in the lower yielding investment portfolio. Accordingly, interest expense grew at a faster rate than interest income, adversely affecting the net interest margin.
      Net interest income for 2000 was $20,195, an increase of $795 or 4.10% over 1999. The net interest margin on earning assets for 2000 was 4.53% and 4.82% in 1999. The yield on earning assets for 2000 was 8.36%, down 18 basis points from the previous year. At the same time the cost to fund earning assets, which was 3.83%, increased 50 basis points. This produced a net decrease in the net interest margin of 32 basis points. This decrease was due primarily to the rising interest rate environment that occurred in 2000.

Interest Rate Sensitivity
The Company considers interest rate risk to be a significant market risk and has systems in place to measure the exposure of net interest income and fair market values to adverse movement in interest rates. Interest rate sensitivity analyses provides management with information related to repricing opportunities, while interest rate shock simulations indicate potential economic loss due to future interest rate changes.
               During 1999 and 2000 interest rates rose substantially. In addition to the adverse effects on the net interest margin, the rising rates reduced the Company's ability to respond to interest rate movements. At December 31, 2000, the Company's investment portfolio contained a substantial amount of longer-term securities with call features. Due to the higher interest rate levels the call features of these securities were not exercised. At the time, the net unrealized losses made the sale of the securities impractical, thereby depriving management of one of its primary means of controlling the effects of interest rate changes.
               With the onset of the declining rate environment that began in January 2001, both of these problems began to abate. Interest expense, which had been at high levels at the beginning of 2001, declined rapidly and market values of the securities rebounded, making the sale of the securities feasible, if deemed necessary.
               Management anticipates that the net interest margin will continue to improve into 2002. In addition to the contribution to net income made by lower deposit rates, the ongoing economic recovery may provide an opportunity to rechannel investments in securities into the higher yielding loan portfolio. Any improvement in performance, however, is contingent upon the pace and extent to which the economy ultimately recovers.

    As previously stated, the Company uses simulation analysis to forecast its balance sheet and monitor interest rate sensitivity. One test is a shock analysis that measures the effect of a hypothetical, immediate, and parallel shift in interest rates. The following table shows the results of a rate shock and the effects on net income and return on average assets and return on average equity projected at December 31, 2002.

($ in thousands, except for percent data)

    Rate Shift      Net            Return on              Return on
(Basis Points)     Income        Average Equity        Average Assets
-------------------------------------------------------------------------
      300         $ 8,501             12.24%                 1.24%
      200           9,766             13.95%                 1.42%
      100          10,904             15.47%                 1.58%
  (-) 100          13,263             18.55%                 1.93%
  (-) 200          13,616             19.01%                 1.98%
-------------------------------------------------------------------------


Simulation analysis allows the Company to test asset and liability management strategies under rising and falling rate conditions. As a part of the simulation process, certain estimates and assumptions must be made. These include, but are not limited to, asset growth, the mix of assets and liabilities, rate environment, and local and national economic conditions. Asset growth and the mix of assets can to a degree be influenced by management. Other areas, such as the rate environment and economic factors, cannot be controlled. For this reason actual results may vary materially from any particular forecast or shock analysis.
      This shortcoming is offset to a degree by the periodic re-forecasting of the balance sheet to reflect current trends and economic conditions. Shock analysis must also be updated periodically as a part of the asset and liability management process.
      This data indicates that the Company's performance is vulnerable to sudden changes in interest rates. This can also be seen by the operating results in the 1999 to early 2001 period in which interest rates rose substantially, adversely affecting net income.

Provision and Allowance for Loan Losses
The adequacy of the allowance for loan losses is based on management's judgement and analysis of current and historical loss experience, risk characteristics of the loan portfolio, concentrations of credit, and asset quality, as well as other internal and external factors such as general economic conditions. Changing trends in the loan mix are also evaluated in determining the adequacy of the allowance for loan losses.
      An internal credit review department performs pre-credit analyses of large credits and also conducts credit review activities that provide management with an early warning of asset quality deterioration.
      Loan loss and other industry indicators related to asset quality are presented in the Loan Loss Data table (following page). Nonperforming loans include nonaccrual loans and restructured loans, but do not include accruing loans past due 90 days or more.
      Nonperforming assets at December 31, 2001 were $ 565, a decrease of $ 63 or 10.03% from 2000. Net charge-offs to average net loans for 2001 was .27%. The provision for loan losses for 2001 was $1,408, an increase of $79 or 5.94% from 2000. Overall asset quality, in management's opinion, remains satisfactory.
      Nonperforming assets for 2000 decreased $10 from 1999. Net charge-offs to average net loans for the year 2000 were 0.21%, down from 0.31% 1999. The provision for loan losses for 2000 declined by $71 or 5.07% from 1999.
      Management is unable to estimate when and under what exact terms existing and future problem assets will be resolved. Changing economic conditions, the timing and extent of changes, and the ultimate impact on the Company's asset quality is not within management's ability to predict with any degree of precision. In addition, precise loss predictions may be difficult to determine because of the complex circumstances that surround troubled debts.

Noninterest Income
Noninterest income for 2001 was $5,204, an increase of $1,122 or 27.49% from 2000. The increase in most part was due to the acquisition of the six AmSouth Bank branches in late 2000 and the purchase of a seventh branch from First Union National Bank in the first quarter of 2001.
              Noninterest income for 2000 increased by $570 or 16.23% over 1999. This increase was mostly due to increases in service charges on deposit accounts, which grew because of acquisition activity.


Loan Loss Data Table
($ In thousands)

                                                 2001                2000              1999
------------------------------------------ ------------------ ----------------- -----------------

Provision for loan losses                     $     1,408            1,329             1,400
Net charge-offs to average net loans                 0.27%            0.21%             0.31%
Allowance for loan losses to loans, net
  of unearned income and deferred fees               1.07%            1.08%             1.10%
Allowance for loan losses to
  nonperforming loans                             1206.78%        4,415.91%         1,691.62%
Allowance for loan losses to
  nonperforming assets                             756.11%          618.79%           506.43%
Nonperforming assets to loans, net of
  unearned income and deferred fees, plus
  other real estate owned                            0.14%            0.17%             0.22%
Nonaccrual loans                              $       354               88               151
Restructured loans                                    ---              ---                40
Other real estate owned, net                          211              540               447
------------------------------------------ ----------------- ----------------- -----------------
Total nonperforming assets                    $       565              628               638
========================================== ================= ================= =================
Accruing loans past due 90 days or  more      $       980            1,321             1,077
------------------------------------------ ----------------- ----------------- -----------------

      Credit card income also increased substantially, primarily due to increased debit card activity. The level of service charges on deposits is driven by demand deposit volume, types of accounts opened, service charge rates in effect, the level of charges such as overdraft fees, and the fee waiver policy for these fees. Services charges on deposit accounts for 2001 were $2,246, an increase of $563 or 33.45% from 2000. The increase was caused primarily by an increase in the number of deposit accounts resulting from the purchase of six branches in late 2000 and a single branch purchase in the first quarter of 2001. An increase in service charges and fees also contributed to the increase, though to a lesser extent.
      Service charges on deposits for 2000 totaled $1,683, an increase of $288 or 20.65% from 1999. This increase was due primarily to volume, a portion of which was due to the purchase of six AmSouth Bank branches.
      Other service charges and fees are comprised of safe deposit box rent, charges associated with letters of credit, and other miscellaneous items. Due to the nature of these charges they are subject to periodic fluctuation. In 2001 these charges were $306, down $42 from 2000. In 2000, these charges were $348, an increase of $69 or 24.73% from 1999.
      Trust income is affected by several factors, including the number of accounts managed, the average value of the accounts, and types of trust accounts. In 2001 trust income was $1,091, an increase of $206 or 23.28% over 2000. This increase was mostly due to a higher level of estate business. Because of its nature, estate business volume and the related income is not within management's ability to predict and may fluctuate considerably from time to time.
      Trust income for 2000 was $885, which represents a decrease of $42 or 4.53% over 1999. The decline was due in most part to a reduction in estate business, which as previously mentioned, lacks predictability.
      Credit card income is composed of several types of fees and charges, including transaction or interchange fees, merchant discount fees, and over-limit charges. Credit card fees for 2001 were $1,227, an increase of $215 or 21.25% over 2000. This increase was caused in part by the purchase of six branches, which expanded the company's service area, and to the introduction of the Company's debit card service to BTC's trade area. In 2000, credit card income totaled $1,012, an increase of $210 or 26.18% over 1999. The increase in this category was attributable to an increase in debit card activity. Given the highly competitive market, which limits the amount of set charges, revenue increases result from growth in the number of merchant accounts processed and increases in the number of customer credit and debit card accounts. These increases result in higher transaction volume.
      Net realized gains for 2001 of $4 on available for sale securities were primarily caused by the write down of the Company's investment in two limited liability companies established for the sale of title insurance and insurance services, offset by the call of a single bond in late 2001.
      Net realized securities gains were $9 in 2000, down $15 from 1999. Gains and losses can occur as a result of portfolio restructuring, securities called prior to maturity, and certain market adjustments.

Noninterest Expense
Noninterest expense for 2001 was $16,953, an increase of $4,077 or 31.66%. In November of 2000 the Company purchased six AmSouth Bank branches. Since the acquisition was in late 2000, the full effect on noninterest expense was not realized until 2001. Categories such as salaries and benefits, occupancy, intangibles, and other operating expense all increased because of these acquisitions. Noninterest expense for 2001 also increased with the purchase of a branch in March of 2001.
              Occupancy expense for 2001 was $1,715 an increase of $400 or 30.42% over the year 2000. Acquisition activity caused a majority of the increase.
               In 2000, occupancy expense increased $163 or 14.15% again primarily due to the acquisition of six branches in the fourth quarter of that year.
      Data processing expenses for 2001 were $1,343, an increase of $412 or 44.25% over 2000. The acquisition of six AmSouth Bank branches late in 2000 and the purchase of one branch in March 2001 were the primary contributors to the increase.
      Data processing and ATM expense was $931 for 2000, an increase over 1999 of $42 or 4.72%. This increase is mostly attributable to a host computer software upgrade and to the costs associated with the AmSouth acquisition.
      The cost of Federal Deposit Insurance increased by $26 or 30.23% from 2000. This increase was due in most part to the acquisition of deposits in the previously mentioned branches.
      The cost of deposit insurance was $86 in 2000, an increase of $39 from 1999. While the banks' base premiums remain at the minimum required by law, legislation enacted in late 1996 levied an assessment on banks for the purpose of financing certain costs associated with the resolution of the savings and loan crisis. This additional levy is expected to remain in effect until 2018-2019.
      Credit card processing costs for 2001 were $1,004, or a decrease of $21 or 2.05%. The decrease in costs was caused by a combination of factors. First, volume increases were experienced with the addition of the previously mentioned branches. In addition, the introduction of debit card services at the company's BTC affiliate added to this expense. A onetime loss experienced in 2000, as described below, offset the volume-related increases to produce the net decrease.
      Credit card processing expense for 2000 was $1,025, an increase of $313 or 43.96% over 1999. Included in credit card expenses is approximately $192 in losses incurred by the Company's NBB affiliate. The loss was the result of charged-back items from a single merchant. The remainder of the increase was attributable to volume.
      The net cost of other real estate owned includes expenses to acquire, maintain, and dispose of foreclosed properties. Net gains and losses on disposition are also included. During 2001 these expenses were $125 an increase of $42 or 50.60%.
      Net costs of other real estate owned for 2000 were $83, an increase of $57 from 1999, due to the volume of properties handled.
      Other operating expenses for 2001 were $3,655, an increase of $808 or 28.38%. Most of the increase was the result of acquisition activities, which, as expected, increased various categories such as telephone, courier service, and stationery and supplies.
      Other operating expenses were $3,038 in 2000, up $82 or 2.77% from 1999, which was primarily the result of increases in stationery and supplies, telephone, and state franchise tax expense at BTC.

Income Taxes
Income tax expense decreased in 2001 because of the decline in income before income tax expense and a higher level of investment in tax free obligations.
      Tax exempt interest income continues to be the primary difference between the "expected" and reported income tax expense. The Company's effective tax rates for 2001, 2000 and 1999 were 23.80%, 27.43% and 26.50%, respectively.
      See note 10 of Notes to Consolidated Financial Statements for additional information relating to income taxes.

Effects of Inflation
The Company's consolidated statements of income generally reflect the effects of inflation. Since interest rates, loan demand, and deposit levels are related to inflation, the resulting changes are included in net income. The most significant item which does not reflect the effects of inflation is depreciation expense, because historical dollar values used to determine this expense do not reflect the effect of inflation on the market value of depreciable assets after their acquisition.

Balance Sheet
Total assets for the Company were $644,623 at December 31, 2001. This represents an increase of $51,126 or 8.61% over 2000. This increase resulted primarily from the acquisition of a branch from First Union National Bank in March 2001. The transaction included the acquisition of approximately $34,000 in deposits and approximately $9,200 in loans.
      Total assets at year-end 2000 were $593,497, which represented an increase of $121,363 or 25.71% over the previous year.
      The Company's primary methods of achieving growth are to seek increases in deposits at its bank subsidiaries and to grow through corporate acquisitions and mergers. In late 2000 the Company acquired six AmSouth Bank branches. The transaction resulted in an increase of approximately $94,000 in deposits and $42,000 in loans. The additional liquidity provided by the acquisition allowed the Company to repay $10,000 in funds borrowed from the Federal Home Loan Bank. At year-end 2000 the Company had a total of $42,669 in federal funds sold and deposits in the Federal Home Loan Bank.

Graph of "Total Assets"
(in millions)

      2001            2000            1999            1998            1997
---------------- --------------- --------------- --------------- ---------------
     644.6           593.5            472.1           445.2           402.9

Loans
Loans, net of unearned income and deferred fees, grew by $38,633 or 10.74% in 2001. Of this amount approximately $9,200 was due to the First Union Bank branch purchase referred to previously. The Company has, excluding purchased loans, experienced moderately strong growth in 2001. Management expects internally generated loan growth to increase as the overall economy recovers.
      Loans, net of unearned income and deferred fees, grew by $64,888 or 22.01% in 2000. Commercial loans grew by $14,543 or 9.74%, with loans to individuals increasing by $36,351 or 49.24%. Real estate mortgage loans grew by $12,334, an increase of 20.97%. Real estate construction loans grew by 14.02%. This growth was largely attributable to the AmSouth Bank acquisition, which added approximately $42,000 to the loan portfolio.
      The Company engages in the origination and sale of mortgage loans in the secondary market. In 2001 and 2000, the Company originated $28,247 and $20,129, respectively, and sold $27,102 and $20,358 in 2001 and 2000, respectively, of mortgage loans.

Graph of "Net Loans"
(in millions)

      2001            2000            1999            1998            1997
---------------- --------------- --------------- --------------- ---------------
     394.0           355.8            291.6           236.6           214.6

Securities
Securities available for sale at December 31, 2001 were $ 88,667. This represents a decrease of $35,118 or 28.37% from December 31, 2000. Securities held to maturity increased $70,250 or 215.76% when the two periods are compared. The increased emphasis on held to maturity securities portfolio represents an effort to manage the level of unrealized gains and losses, which have fluctuated substantially in the past three years. New volume was the result of the previously discussed branch acquisitions.
      At December 31, 2001, net unrealized securities gains net of deferred tax expense were $566. This is compared to ($575) at December 31, 2000. This increase was primarily due to the declining rate environment experienced in 2001.
      With the completion of the AmSouth transaction and because of aggressive deposit procurement efforts, the Company generated excess liquidity in 2000. A portion of these excess funds was invested in the available for sale portfolio, which increased by $9,940 or 8.73%, and a portion was invested in the held to maturity category, which increased by $8,912 or 37.69%.
      As previously mentioned, the net unrealized loss in the available for sale portfolio decreased significantly in 2000. At December 31, 2000, net unrealized securities loss, net of deferred tax benefit, was approximately ($575) compared to ($3,453) at December 31, 1999. The Company's investment policy stresses safety, with a program of purchasing high quality securities such as U.S. Treasury and U.S. Government agency issues, state, county, and municipal bonds, corporate bonds, mortgage-backed securities, and other bank qualified investments. The Company has classified all of its investment securities as either held to maturity or available for sale, as the Company does not engage in trading activities.
      At December 31, 2001 and 2000, the Company had no investment concentrations in any single issues (excluding U.S. Government) that exceeded ten percent of capital.

Deposits
At December 31, 2001, total deposits were $576,618, an increase of $45,970 or 8.66% over December 31, 2000. Approximately $34,000 of this increase was attributable to the First Union National Bank purchase which has been previously discussed.
      As a result of aggressive marketing efforts and the acquired branches, total deposits grew by $123,461 or 30.32% in 2000. The AmSouth purchase accounted for approximately $94,000 of the increase.

Derivatives and Market Risk Exposures
The Company is not a party to derivative financial instruments with off-balance sheet risks such as futures, forwards, swaps and options. The Company is a party to financial instruments with off-balance sheet risks such as commitments to extend credit, standby letters of credit, and recourse obligations in the normal course of business to meet the financing needs of its customers. See note 14 of Notes to Consolidated Financial Statements for additional information relating to financial instruments with off-balance sheet risk. Management does not plan any involvement in the future in high risk derivative products. The Company has investments in mortgage-backed securities, principally GNMA's, with a fair value of approximately $27,111, which includes $1,397 of structured notes. In addition, the Company has investments in nonmortgage-backed structured notes with fair value of approximately $1,801. See note 3 of Notes to Consolidated Financial Statements for additional information relating to securities.
      The Company's securities and loans are subject to credit and interest rate risk, and its deposits are subject to interest rate risk. Management considers credit risk when a loan is granted and monitors credit risk after the loan is granted. The Company maintains an allowance for loan losses to absorb losses in the collection of its loans. See note 5 of Notes to Consolidated Financial Statements for information relating to the allowance for loan losses. See note 15 of Notes to Consolidated Financial Statements for information relating to concentrations of credit risk. The Company has an asset/liability program to help manage its interest rate risk. This program provides management with information related to the rate sensitivity of certain assets and liabilities and the effect of changing rates on profitability and capital accounts. While this planning process is designed to protect the Company over the long-term, it does not provide near-term protection from interest rate shocks, as interest rate sensitive assets and liabilities do not, by their nature, move up or down in tandem in response to changes in the overall rate environment. The Company's profitability in the near term may be temporarily affected, either positively by a falling interest rate scenario or negatively by a period of rising rates. See note 16 of Notes to Consolidated Financial Statements for information relating to fair value of financial instruments and comments concerning interest rate sensitivity.

Liquidity
Liquidity is the ability to provide sufficient cash flow to meet financial commitments and to fund additional loan demand or withdrawal of existing deposits. Sources of liquidity include deposits, loan principal and interest repayments, sales, calls and maturities of securities, and short-term borrowings. The Company maintained an adequate liquidity level during 2001 and 2000.
      The Company's liquidity position remained satisfactory throughout 2001. The acquisition of the First Union National Bank branch in March 2001 further enhanced liquidity, which was already satisfactory following the late 2000 acquisition of the AmSouth branches. The most significant use of funds was in securities purchases. The primary sources of funds were the purchased branch deposits and an increase in the other deposits category.
      Net cash from operating activities for 2001 was $10,017, up from $9,691 in 2000.
      Cash used in investing activities was $47,987, down from $113,774 in 2000. Purchases of loans and federal funds sold declined substantially from 2000. This corresponded to a substantial increase in cash provided by financing activities in 2000 which was due to acquisition activity.
      In 2000, the Company's liquidity greatly improved. In the first half of 2000 the Company aggressively marketed its deposit products. In the fourth quarter it acquired the six AmSouth Bank branches. This allowed the Company to repay a $10,000 advance from the Federal Home Loan Bank and to end 2000 with $42,669 in federal funds sold and deposits in the Federal Home Loan Bank. Net cash from operating activities of $9,691 in 2000 decreased by $1,757 from 1999, primarily due to the decrease in accrued interest receivable and the decrease in mortgage loans held for sale. Net cash flows provided by operating activities and financing activities for 2000 of $9,691 and $101,902 respectively, were used primarily to fund loan growth.
      Management is not aware of any other commitments or events that will result in, or are reasonably likely to result in, a material and adverse decrease in liquidity.

Capital Resources
Total stockholder's equity increased by $5,427 or 9.07% for the year 2001. Growth was the result of net income of $7,314, offset by dividends to shareholders of $3,020. Stock in the amount of $8, was repurchased.
      Total stockholders' equity increased by $7,111 or 13.49% in the year 2000. Growth was the result of net income of $7,309, offset by dividends to shareholders of $2,987. Accumulated comprehensive income increased by $2,878. Stock in the amount of $89 was repurchased.
      Banks are required to apply percentages to various assets, including off-balance sheet assets, to reflect their perceived risk. Regulatory defined capital is divided by risk weighted assets in determining the banks' risk-based capital ratios. No regulatory authorities have advised National Bankshares, Inc., the National Bank of Blacksburg, or Bank of Tazewell County of any specific leverage ratios applicable to them. National Bankshares, Inc., the National Bank of Blacksburg, and Bank of Tazewell County's capital adequacy ratios exceed regulatory requirements and provide added flexibility to take advantage of business opportunities as they arise. See note 12 of Notes to Consolidated Financial Statements for additional information.

Recent Accounting Pronouncements
      See note 1 of Notes to Consolidated Financial Statements for information relating to recent accounting pronouncements.

Branch Acquisitions
On November 8, 2000 the Company acquired six branches of AmSouth Bank of Birmingham, Alabama (AmSouth). Approximately $42,000 in loans and $94,000 in deposits were acquired. Three of the six branches, located in Radford, Pulaski, and Dublin, Virginia, are being operated by the Company's NBB affiliate. The remaining three, located in Wytheville, Abingdon, and Marion, Virginia, are being operated by the Company's BTC affiliate.
      In another move to improve the Company's competitive position, BTC acquired a branch in Bluefield, Virginia from First Union National Bank on March 8, 2001. The acquisition involved the purchase of approximately $34,000 in deposits and $9,200 in loans.

Common Stock Information and Dividends
    Effective December 1, 1999, National Bankshares, Inc.'s common stock began trading on the Nasdaq SmallCap Market under the symbol "NKSH". Prior to December 1, 1999, National Bankshares, Inc.'s common stock was traded on a limited basis in the over-the-counter market and was not listed on any exchange or quoted on Nasdaq. As of December 31, 2001, there were 1,045 stockholders of Bankshares common stock. The following is a summary of the market price per share, and cash dividend per share of the common stock of National Bankshares, Inc. for 2001 and 2000.


                       2001               2000          Dividends per share
                -----------------  -------------------  -------------------
                  High      Low      High       Low         2001    2000
-------------   --------  -------  ---------  --------     ------  ------
First Quarter   $ 20.25    18.00    $ 20.50    18.75         ---     ---
-------------
Second Quarter    20.80    17.80      19.00    15.50        0.43    0.42
--------------
Third Quarter     24.60    20.00      17.50    16.06         ---     ---
-------------
Fourth Quarter    23.00    20.10      18.75    15.125       0.43    0.43
--------------  --------  -------  ---------  --------     ------  ------


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

Independent Auditors' Report

The Board of Directors and Stockholders
National Bankshares, Inc.
Blacksburg, Virginia

We have audited the accompanying consolidated balance sheets of National Bankshares, Inc. and subsidiaries as of December 31, 2001 and 2000 and the related consolidated statements of income, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of National Bankshares, Inc. for the year ended December 31, 1999 were audited by other auditors whose report, dated February 11, 2000, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 2001 and 2000 consolidated financial statements referred to above present fairly, in all material respects, the financial position of National Bankshares, Inc. and subsidiaries as of December 31, 2001 and 2000 and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.







Winchester, Virginia
January 23, 2002


Consolidated Balance Sheets

$ In thousands, except per share data. December 31, 2001 and 2000.

                                                                                2001         2000
-------------------------------------------------------------------------- ------------- -------------
Assets
Cash and due from banks                                                      $  12,293        11,130
Interest-bearing deposits                                                       15,510        13,579
Federal funds sold                                                               1,080        29,090
Securities available for sale                                                   88,667       123,785
Securities held to maturity (fair value approximates $103,234 at
December 31, 2001 and $32,602 at December 31, 2000)                            102,809        32,559
Mortgage loans held for sale                                                     1,145           ---
Loans:
  Real estate construction loans                                                19,573        16,726
  Real estate mortgage loans                                                    77,339        71,163
  Commercial and industrial loans                                              189,764       163,929
  Loans to individuals                                                         113,413       110,176
                                                                           ------------- -------------
    Total loans                                                                400,089       361,994
  Less unearned income and deferred fees                                        (1,775)       (2,313)
                                                                           ------------- -------------
    Loans, net of unearned income and deferred fees                            398,314       359,681
  Less allowance for loan losses                                                (4,272)       (3,886)
                                                                           ------------- -------------
    Loans, net                                                                 394,042       355,795
                                                                           ------------- -------------
Bank premises and equipment, net                                                10,132        10,324
Accrued interest receivable                                                      4,917         5,049
Other real estate owned                                                            211           540
Intangible assets and goodwill, net                                             11,866         9,038
Other assets                                                                     1,951        2,608
                                                                           ------------- -------------
    Total assets                                                             $ 644,623       593,497
                                                                           ============= =============

Liabilities and Stockholders' Equity
Noninterest-bearing demand deposits                                          $  71,751        60,165
Interest-bearing demand deposits                                               134,230       101,257
Savings deposits                                                                48,827        42,560
Time deposits                                                                  321,810       326,666
    Total deposits                                                             576,618       530,648
Other borrowed funds                                                               203           270
Accrued interest payable                                                         1,101         1,538
Other liabilities                                                                1,440         1,207
                                                                           ------------- -------------
    Total liabilities                                                          579,362       533,663
                                                                           ------------- -------------
Stockholders' equity:
  Preferred stock of no par value. Authorized 5,000,000 shares;
    none issued and outstanding                                                    ---           ---
  Common stock of $2.50 par value. Authorized 5,000,000 shares;
    issued and outstanding 3,511,377 in 2001 and 3,511,877 shares in 2000        8,778         8,780
  Retained earnings                                                             55,917        51,629
  Accumulated other comprehensive income (loss)                                    566          (575)
                                                                           ------------- -------------
    Total stockholders' equity                                                  65,261        59,834
                                                                           ------------- -------------
        Total liabilities and stockholders'equity                            $ 644,623       593,497
                                                                           ============= =============
-------------------------------------------------------------------------- ------------- -------------

The accompanying notes are an integral part of these consolidated financial statements.


Consolidated Statements of Income

$ In thousands, except per share data. Years ended December 31, 2001, 2000 and 1999.


                                                                          2001           2000          1999
--------------------------------------------------------------------- -------------- ------------- -------------

Interest Income
Interest and fees on loans                                                $ 33,456        28,326        24,105
Interest on federal funds sold                                                 652           338           170
Interest on interest-bearing deposits                                          577           689           269
Interest on securities - taxable                                             7,501         6,760         6,820
Interest on securities - nontaxable                                          3,341         2,245         2,239
                                                                      -------------- ------------- -------------
    Total interest income                                                   45,527        38,358        33,603
                                                                      -------------- ------------- -------------

Interest Expense
Interest on time deposits of $100,000 or more                                4,605         3,455         2,487
Interest on other deposits                                                  18,158        14,080        11,484
Interest on borrowed funds                                                       8           628           232
                                                                      -------------- ------------- -------------
    Total interest expense                                                  22,771        18,163        14,203
                                                                      -------------- ------------- -------------
    Net interest income                                                     22,756        20,195        19,400
Provision for loan losses                                                    1,408         1,329         1,400
                                                                      -------------- ------------- -------------
    Net interest income after provision for loan losses                     21,348        18,866        18,000
                                                                      -------------- ------------- -------------

Noninterest Income
Service charges on deposit accounts                                          2,246         1,683         1,395
Other service charges and fees                                                 306           348           279
Credit card fees                                                             1,227         1,012           802
Trust income                                                                 1,091           885           927
Other income                                                                   330           145            85
Realized securities gains, net                                                   4             9            24
                                                                      ------------- ------------- -------------
    Total noninterest income                                                 5,204         4,082         3,512
                                                                      ------------- ------------- -------------

Noninterest Expense
Salaries and employee benefits                                               8,085         6,360         6,048
Occupancy and furniture and fixtures                                         1,715         1,315         1,152
Data processing and ATM                                                      1,343           931           889
FDIC assessment                                                                112            86            47
Credit card processing                                                       1,004         1,025           712
Intangible assets and goodwill amortization                                    914           229           152
Net costs of other real estate owned                                           125            83            26
Other operating expenses                                                     3,655         2,847         2,842
                                                                      ------------- ------------- -------------
          Total noninterest expense                                         16,953        12,876        11,868
                                                                      ------------- ------------- -------------
Income before income tax expense                                             9,599        10,072         9,644
Income tax expense                                                           2,285         2,763         2,556
                                                                      ------------- ------------- -------------
      Net income                                                          $  7,314         7,309         7,088
                                                                      ============= ============= =============

      Basic and diluted net income per share                              $   2.08          2.08          1.96
                                                                      ============= ============= =============
--------------------------------------------------------------------- -------------- ------------- -------------

The accompanying notes are an integral part of these consolidated financial statements.


Consolidated Statements of Changes in Stockholders' Equity

$ In thousands, except per share data. Years ended December 31, 2001, 2000 and
1999.
                                                              Accumulated
                                                                 Other                 Common Stock
                                                               Comprehen-  Comprehen-   Subject to
                                       Common      Retained   sive Income     sive       ESOP Put
                                        Stock      Earnings      (Loss)      Income       Option       Total
-----------------------------------  ------------ ----------- ------------ ----------- ------------ ------------

Balances, December 31, 1998             $ 9,482      50,182        1,019                   (2,180)      58,503
Net income                                  ---       7,088          ---       7,088          ---        7,088
Other comprehensive income:
  Unrealized holding losses on
    available for sale securities
    net of deferred taxes of $2,297         ---         ---          ---      (4,459)         ---          ---
  Less: reclassification adjustment,
    net of income taxes of $7               ---         ---          ---         (13)         ---          ---
                                                                           -----------
  Other comprehensive (loss), net
    of tax of ($2,304)                      ---         ---       (4,472)     (4,472)         ---       (4,472)
                                                                           -----------
Total comprehensive income, net
  of tax of $252                            ---         ---          ---       2,616          ---          ---
                                                                           ===========

Common stock repurchased                   (690)     (7,072)         ---                      ---       (7,762)
Cash dividends ($0.80 per share)            ---      (2,814)         ---                      ---       (2,814)
Change in common stock subject to
  ESOP put option                           ---         ---          ---                    2,180        2,180
                                     ------------ ----------- ------------             ------------ ------------
----------------------------------------------------------------------------------------------------------------

Balances, December 31, 1999             $ 8,792      47,384       (3,453)                     ---       52,723
Net income                                  ---       7,309          ---       7,309          ---        7,309
Other comprehensive income:
  Unrealized holding gains on
    available for sale securities net
    of deferred taxes of $1,486             ---         ---          ---       2,884          ---          ---
  Less: reclassification adjustment,
    net of income taxes of $3               ---         ---          ---          (6)         ---          ---
                                                                           -----------
  Other comprehensive income, net
    of tax of $1,483                        ---         ---        2,878       2,878          ---        2,878
                                                                           -----------
Total comprehensive income, net of
  tax of $4,246                             ---         ---          ---      10,187          ---          ---
                                                                           ===========

Common stock repurchased                    (12)        (77)         ---                      ---          (89)
Cash dividends ($0.85 per share)            ---      (2,987)         ---                      ---       (2,987)
                                     ------------ ----------- ------------             ------------ ------------
----------------------------------------------------------------------------------------------------------------

Balances, December 31, 2000             $ 8,780      51,629         (575)                     ---       59,834
Net income                                  ---       7,314          ---       7,314          ---        7,314
Other comprehensive income:
  Unrealized holding gains on
    available for sale securities net
    of deferred taxes of $588               ---         ---          ---       1,144          ---          ---
  Less: reclassification adjustment,
    net of income taxes of $1               ---         ---          ---          (3)         ---          ---
                                                                           -----------
  Other comprehensive income, net
    of tax of $587                          ---         ---        1,141       1,141          ---        1,141
                                                                           -----------
Total comprehensive income, net of
  tax of $2,872                             ---         ---          ---       8,455          ---
                                                                           ===========

Common stock repurchased                     (2)         (6)         ---                      ---           (8)
Cash dividends ($0.86 per share)            ---      (3,020)         ---                      ---       (3,020)
                                     ------------ ----------- ------------             ------------ ------------
----------------------------------------------------------------------------------------------------------------

Balance at December 31, 2001            $ 8,778      55,917          566                      ---       65,261
                                     ============ =========== ============             ============ ============
----------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.


Consolidated Statements of Cash Flows

$ In thousands. Years ended December 31, 2001, 2000 and 1999.
                                                                  2001            2000           1999
------------------------------------------------------------ --------------- --------------- --------------

Cash Flows from Operating Activities:
Net income                                                        $  7,314           7,309          7,088
Adjustments to reconcile net income to net cash provided
  by operating activities:
   Provision for loan losses                                         1,408           1,329          1,400
   Provision for deferred income taxes                                (166)           (253)          (214)
   Depreciation of bank premises and equipment                       1,106           1,015            903
   Amortization of intangibles                                         914             229            152
   Amortization of premiums and accretion of discounts, net            367             132            350
   (Gains) losses on sales and calls of securities
     available for sale, net                                            (4)              4            (20)
   Gains on calls of securities held to maturity, net                  ---             (13)            (4)
   Losses and writedowns on other real estate owned                     62              26            ---
   Originations of mortgage loans held for sale                    (28,247)        (20,129)       (31,538)
   Sales of mortgage loans held for sale                            27,102          20,358         33,489
   (Gains) losses on sale of fixed assets                               (2)             (4)            22
   Net change in:
     Accrued interest receivable                                       132          (1,035)          (237)
     Other assets                                                      235            (258)          (134)
     Accrued interest payable                                         (437)            887              4
       Other liabilities                                               233              94            187
                                                             --------------- --------------- --------------
       Net cash provided by operating activities                    10,017           9,691         11,448
                                                             --------------- --------------- --------------

Cash Flows from Investing Activities:
Net change in federal funds sold                                    28,010         (26,290)         2,290
Net change in interest-bearing deposits                             (1,931)         (4,360)        (2,192)
Proceeds from sales of securities available for sale                   ---             935          1,300
Proceeds from calls, maturities and principal repayments
of   securities available for sale                                  58,403           7,732         21,495
Proceeds from repayments of mortgage-backed securities
available for sale                                                   3,482           1,558          4,558
Proceeds from calls, maturities and principal repayments
of   securities held to maturity                                    24,160           3,192          6,997
Purchases of securities available for sale                         (25,209)        (15,914)       (12,190)
Purchases of securities held to maturity                           (94,602)        (12,117)           ---
Purchases of loan participations                                    (4,296)         (2,759)        (5,643)
Collections of loan participations                                   4,702           3,768          3,408
Loans purchased, including premium                                  (9,255)        (42,187)           ---
Loan originations and principal collections, net                   (31,740)        (24,869)       (54,456)
Proceeds from disposal of other real estate owned                    1,095             271            336
Recoveries on loans charged off                                        106              95            130
Additions to premises and equipment                                   (921)         (2,839)        (2,757)
Proceeds from sale of premises and equipment                             9              10              5
                                                             --------------- --------------- --------------
       Net cash used in investing activities                       (47,987)       (113,774)       (36,719)
                                                             --------------- --------------- --------------

Cash Flows from Financing Activities:
Deposits acquired, net of premium                                   29,862          85,944            ---
Net change in time deposits                                        (38,460)         40,031         22,709
Net change in other deposits                                        50,826         (10,807)         1,782
Net change in other borrowed funds                                     (67)        (10,190)        10,246
Cash dividends paid                                                 (3,020)         (2,987)        (2,814)
Common stock repurchase                                                 (8)            (89)        (7,762)
                                                             --------------- --------------- --------------
       Net cash provided by financing activities                    39,133         101,902         24,161
                                                             --------------- --------------- --------------
Net change in cash and due from banks                                1,163          (2,181)        (1,110)
Cash and due from banks at beginning of year                        11,130          13,311         14,421
                                                             --------------- --------------- --------------
Cash and due from banks at end of year                            $ 12,293          11,130         13,311
                                                             =============== =============== ==============

Supplemental Disclosures of Cash Flow Information:
Interest paid on deposits and borrowed funds                      $ 23,208          17,276         14,199
Income taxes paid                                                    2,383           2,958          2,941

Supplemental Disclosures of Noncash Investing Activities:
Loans charged against the allowance for loan losses                  1,129             770            978
Loans transferred to other real estate owned                           828             390            177
Unrealized gain (loss) on securities available for sale              1,728           4,361         (6,776)
                                                             =============== =============== ==============
------------------------------------------------------------ --------------- --------------- --------------

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

($ In thousands, except share data and per share data. December 31, 2001, 2000 and 1999.)

Note 1: Summary of Significant Accounting Policies

The consolidated financial statements include the accounts of National Bankshares, Inc. (Bankshares) and its wholly-owned subsidiaries, the National Bank of Blacksburg (NBB), Bank of Tazewell County (BTC), and National Bankshares Financial Services (NBFS), (the Company). All significant intercompany balances and transactions have been eliminated in consolidation.
      The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America and to general practices within the banking industry. The following is a summary of the more significant accounting policies.

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, cash and cash equivalents include cash and due from banks.

Securities

Debt securities that management has the positive intent and ability to hold to maturity are classified as "held to maturity" and recorded at amortized cost. Securities not classified as held to maturity, including equity securities with readily determinable fair values, are classified as "available for sale" and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income.
      Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Declines in the fair value of held to maturity and available for sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

Loans Held for Sale

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income.

Loans

The Company grants mortgage, commercial, and consumer loans to customers. A substantial portion of the loan portfolio is represented by mortgage loans. The ability of the Company's debtors to honor their contracts is dependent upon the real estate and general economic conditions in the Company's market area.
      Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff generally are reported at their outstanding unpaid principal balances adjusted for the allowance for loan losses and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method.
      The accrual of interest on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in process of collection. Credit card loans and other personal loans are typically charged off no later than 180 days past due. In all cases, loans are placed on nonaccrual or charged off at an earlier date if collection of principal or interest is considered doubtful.
      All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

      The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.
      A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.
      Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment disclosures.

Premises and Equipment

Premises and equipment are stated at cost, net of accumulated depreciation. Depreciation is charged to expense over the estimated useful lives of the assets on the straight-line basis. Depreciable lives include 40 years for premises, 3-10 years for furniture and equipment, and 5 years for computer software. Costs of maintenance and repairs are charged to expense as incurred, and improvements are capitalized.

Other Real Estate

Real estate acquired through, or in lieu of, foreclosure is held for sale and is initially recorded at fair value at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in other operating expenses.

Intangible Assets

Intangible assets and goodwill include deposit intangibles of $11,559 and $8,693 at December 31, 2001 and 2000, respectively, and goodwill of $307 and $345 at December 31, 2001 and 2000, respectively. Deposit intangibles are being amortized on a straight-line basis over a ten-year period and goodwill is being amortized on a straight-line basis over a fifteen-year period.

Stock Option Plan

Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, encourages all entities to adopt a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, whereby compensation cost is the excess, if any, of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee must pay to acquire the stock. Stock options issued under the Company's stock option plan have no intrinsic value at the grant date, and under Opinion No. 25 no compensation cost is recognized for them. The Company has elected to continue with the accounting methodology in Opinion No. 25 and, as a result, has adopted the disclosure requirements of SFAS No. 123.

Pension Plans

The Company sponsors two separate defined benefit pension plans, which cover substantially all full-time officers and employees. The benefits are based upon length of service and a percentage of the employee's compensation during the final years of employment. Pension costs are computed based upon the provisions of SFAS No. 87. The Company contributes to the pension plans amounts deductible for federal income tax purposes.

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

Earnings Per Share

Basic earnings per share represents income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate solely to outstanding stock options, and are determined using the treasury stock method.
    The following shows the weighted average number of shares used in computing earnings per share and the effect on the weighted average number of shares of dilutive potential common stock. Potential dilutive common stock had no effect on income available to common shareholders.



                                                                       2001           2000            1999
----------------------------------------------------------------- --------------- -------------- ---------------
                                                                  --------------- -------------- ---------------
Average number of common shares outstanding                            3,511,380      3,514,586       3,607,669
Effect of dilutive options                                                 1,216            ---             ---
Average number of common shares outstanding used to
    calculate diluted earnings per share                               3,512,596      3,514,586       3,607,669
                                                                  =============== ============== ===============
----------------------------------------------------------------- --------------- -------------- ---------------

In 2001, 2000 and 1999, stock options representing 4,125, 8,265 and 5,500 shares, respectively, were not included in the calculation of earnings per share as their effect would have been anti-dilutive.

Advertising

The Company practices the policy of charging advertising costs to expenses as incurred.


Use of Estimates

In preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and the valuation of foreclosed real estate and deferred tax assets.
      Changing economic conditions, adverse economic prospects for borrowers, as well as regulatory agency action as a result of examination, could cause NBB and BTC to recognize additions to the allowance for loan losses and may also affect the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans.

Comprehensive Income

Effective January 1, 2001, the Company changed its method of presentation concerning comprehensive income. Prior to 2001, comprehensive income was reflected as part of the consolidated statement of income. Comprehensive income is now presented as a separate component of the Company's consolidated statement of changes in stockholders' equity.

Reclassifications

Certain reclassifications have been made to prior period balances to conform to the current year presentation.

Recent Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board issued two statements, SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets, which will potentially impact the accounting for goodwill and other intangible assets. SFAS No. 141 eliminates the pooling method of accounting for business combinations and requires that intangible assets that meet certain criteria be reported separately from goodwill. The Statement also requires negative goodwill arising from a business combination to be recorded as an extraordinary gain. SFAS No. 142 eliminates the amortization of goodwill and other intangibles that are determined to have an indefinite life. The Statement requires, at a minimum, annual impairment tests for goodwill and other intangible assets that are determined to have an indefinite life.
      Upon adoption of these Statements, an organization is required to reevaluate goodwill and other intangible assets that arose from business combinations entered into before July 1, 2001. If the recorded other intangible assets do not meet the criteria for recognition, they should be classified as goodwill. Similarly, if there are other intangible assets that meet the criteria for recognition but were not separately recorded from goodwill, they should be reclassified as goodwill. An organization also must reassess the useful lives of intangible assets and adjust the remaining amortization periods accordingly. Any negative goodwill must be written-off.
      The Company believes that the effects of these new pronouncements on its financial statements will be minimal since all of the intangible assets arose from branch acquisitions and will continue to be amortized over their estimated lives in accordance with SFAS 72, Accounting for Certain Banking or Thrift Institutions. The Statements generally are required to be implemented by the Company in its 2002 financial statements.

Note 2: Restriction on Cash

As members of the Federal Reserve System, the Company's subsidiary banks are required to maintain certain average reserve balances. For the final weekly reporting period in the years ended December 31, 2001 and 2000, the aggregate amounts of daily average required balances were approximated $2,458 and $1,523, respectively.

Note 3: Securities

The amortized cost and fair value of securities available for sale, with gross unrealized gains and losses, follows:


                                                                       December 31, 2001
                                                        -------------------------------------------------
($ In thousands)                                                       Gross        Gross
                                                          Amortized  Unrealized   Unrealized
Available for sale:                                         Costs      Gains        Losses     Fair Value
-------------------------------------------------------- ----------- ----------- ------------ ------------
U.S. Treasury                                              $  6,248         242          ---        6,490
U.S. Government agencies and corporations                     5,340          43            8        5,375
States and political subdivisions                            51,030         605          446       51,189
Mortgage-backed securities                                   13,178         306           69       13,415
Corporate debt securities                                     9,066         143          116        9,093
Federal Home Loan Bank stock                                  1,411         ---          ---        1,411
Federal Reserve Bank stock                                      209         ---          ---          209
Other securities                                              1,328         157          ---        1,485
                                                         ----------- ----------- ------------ ------------
         Total securities available for sale               $ 87,810       1,496          639       88,667
                                                         =========== =========== ============ ============
-------------------------------------------------------- ----------- ----------- ------------ ------------

                                                                        December 31, 2000
                                                         -------------------------------------------------
($ In thousands)                                                       Gross       Gross
                                                          Amortized  Unrealized  Unrealized
Available for sale:                                         Costs      Gains       Losses      Fair Value
-------------------------------------------------------- ----------- ----------- ------------ ------------
U.S. Treasury                                             $   6,246          85          ---        6,331
U.S. Government agencies and corporations                    54,815          87          868       54,034
States and political subdivisions                            35,456         395          245       35,606
Mortgage-backed securities                                   11,818          18           60       11,776
Corporate debt securities                                    14,341          63          346       14,058
Federal Home Loan Bank stock                                  1,329         ---          ---        1,329
Federal Reserve Bank stock                                      209         ---          ---          209
Other securities                                                442         ---          ---          442
                                                         ----------- ----------- ------------ ------------
         Total securities available for sale              $ 124,656         648        1,519      123,785
                                                         =========== =========== ============ ============
-------------------------------------------------------- ----------- ----------- ------------ ------------

The amortized cost and fair value of single maturity securities available for sale at December 31, 2001, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Mortgage-backed securities included in these totals are categorized by final maturity at December 31, 2001.


                                                   December 31, 2001
                                             ------------------------------
($ In thousands)                                Amortized         Fair
                                                  Costs          Values
-------------------------------------------- ---------------- -------------
Due in one year or less                         $  3,411          3,474
Due after one year through five years             19,391         20,029
Due after five years through ten years            25,622         25,596
Due after ten years                               36,438         36,463
Equity securities                                  2,948          3,105
                                             ---------------- -------------
                                                $ 87,810         88,667
                                             ================ =============
-------------------------------------------- ---------------- -------------


The amortized costs and fair value of securities held to maturity, with gross unrealized gains and losses, follows:


                                                             December 31, 2001
                                               ----------------------------------------------
($ In thousands)                                              Gross       Gross
                                                 Amortized  Unrealized  Unrealized    Fair
Held to maturity:                                  Costs      Gains       Losses      Value
---------------------------------------------- ----------- ----------- ----------- ----------

U.S. Government agencies and corporations       $  17,025          95          29     17,091
     States and political subdivisions             49,230         319         381     49,168
     Mortgage-backed securities                    13,723         123         150     13,696
     Corporate debt securities                     22,831         579         131     23,279
                                               ----------- ----------- ----------- ----------
       Total securities held to maturity        $ 102,809       1,116         691    103,234
                                               =========== =========== =========== ==========
---------------------------------------------- ----------- ----------- ----------- ----------


                                                             December 31, 2000
                                               ----------------------------------------------
($ In thousands)                                              Gross       Gross
                                                 Amortized  Unrealized  Unrealized    Fair
Held to maturity:                                Costs       Gains       Losses      Value
---------------------------------------------- ----------- ----------- ----------- ----------
U.S. Government agencies and corporations       $   8,500           8         195      8,313
        States and political subdivisions          17,288         207           4     17,491
        Mortgage-backed securities                    288           5         ---        293
        Corporate debt securities                   6,483          29           7      6,505
                                               ----------- ----------- ----------- ----------
           Total securities held to maturity    $  32,559         249         206     32,602
                                               =========== =========== =========== ==========
---------------------------------------------- ----------- ----------- ----------- ----------

The amortized costs and fair values of single maturity securities held to maturity at December 31, 2001, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Mortgage-backed securities included in these totals are categorized by final maturity at December 31, 2001.

                                                    December 31, 2001
                                              ------------------------------
($ In thousands)                                 Amortized         Fair
                                                   Costs          Values
--------------------------------------------- --------------- --------------
Due in one year or less                            $   2,624          2,657
Due after one year through five years                 20,881         21,537
Due after five years through ten years                40,741         40,693
Due after ten years                                   38,563         38,347
                                              --------------- --------------
        Total                                      $ 102,809        103,234
                                              =============== ==============
--------------------------------------------- --------------- --------------

      At December 31, 2001 and 2000, securities with a carrying value of $30,800 and $48,810, respectively, were pledged to secure public and trust deposits and for other purposes as required or permitted by law.
      As members of the Federal Reserve and the Federal Home Loan Bank (FHLB) of Atlanta, NBB and BTC are required to maintain certain minimum investments in the common stock of those entities. Required levels of investment are based upon NBB and BTC's capital and a percentage of qualifying assets. In addition, NBB and BTC are eligible to borrow from the FHLB with borrowings collateralized by qualifying assets, primarily residential mortgage loans totaling approximately $99,843, and NBB and BTC's capital stock investment in the FHLB. At December 31, 2001, the available borrowing limit was approximately $85,000.

Note 4: Loans to Officers and Directors

In the ordinary course of business, the Company has granted loans to executive officers and directors of Bankshares and its subsidiaries amounting to $5,782 at December 31, 2001 and $2,084 at December 31, 2000. During the year ended December 31, 2001, total principal additions were $6,972 and principal payments were $3,274.

Note 5: Allowance for Loan Losses

An analysis of the allowance for loan losses follows:


                                                Years ended December 31,
                                        ---------------------------------------
($ In thousands)                            2001         2000          1999
--------------------------------------- ------------ ------------ -------------

Balance at beginning of year              $ 3,886        3,231         2,679
Provision for loan losses                   1,408        1,329         1,400
Loans charged off                          (1,128)        (770)         (978)
Recoveries of loans previously
  charged off                                 106           96           130
                                        ------------ ------------ -------------

Balance at end of year                    $ 4,272        3,886         3,231
                                        ============ ============ =============
--------------------------------------- ------------ ------------ -------------


    The following is a summary of information pertaining to impaired loans:

                                                     December 31,
                                                 ---------------------
($ In thousands)                                    2001       2000
------------------------------------------------ ---------- ----------
Impaired loans without a valuation allowance         $ 275        321
Impaired loans with a valuation allowance               65        135
                                                 ---------- ----------
Total impaired loans                                 $ 340        456
                                                 ========== ==========

Valuation allowance related to impaired loans        $  39        135
                                                 ========== ==========
------------------------------------------------ ---------- ----------


                                                                      Years ended December 31,
                                                                   --------------------------------
($ In thousands)                                                      2001       2000       1999
------------------------------------------------------------------ ----------- ---------- ---------
Average investment in impaired loans                                    $ 671        657       292
Interest income recognized on impaired loans                               57         43        13
Interest income recognized on a cash basis on impaired loans              ---        ---       ---
------------------------------------------------------------------ ----------- ---------- ---------

        No additional funds are committed to be advanced in connection with impaired loans. Nonaccrual loans excluded from impaired loan disclosure under FAS 114 amounted to $59 at December 31, 2001. If interest on these loans had been accrued, such income would have approximated $4. No nonaccrual loans were excluded from impaired loan disclosure under FASB 114 at December 31, 2000 and 1999.

Note 6: Bank Premises and Equipment
    A summary of the cost and accumulated depreciation of premises and equipment follows:


                                                            December 31,
                                                      ------------------------
($ In thousands)                                         2001         2000
----------------------------------------------------- ----------- ------------
Premises                                               $ 11,051      10,413
Furniture and equipment                                   7,435       7,040
Construction-in-progress                                     13         141
                                                      ----------- ------------
                                                         18,499      17,594
Less accumulated depreciation                            (8,367)     (7,270)
                                                      ----------- ------------
        Bank premises and equipment, net               $ 10,132      10,324
                                                      =========== ============
----------------------------------------------------- ----------- ------------

    Depreciation expense for the years ended December 2001, 2000 and 1999 amounted to $1,106, $1,015 and $903, respectively.
    The Company leases three branch facilities under noncancellable operating leases. The future minimum lease payments under these leases (with initial or remaining lease terms in excess of one year) as of December 31, 2001 are as follows: $133 in 2002, $131 in 2003, $123 in 2004, $102 in 2005, $57 in 2006 and
$247 thereafter.

Note 7: Deposits

The aggregate amount of time deposits in denominations of $100 or more at December 31, 2001 and 2000 was $77,214 and $72,307, respectively.
        At December 31, 2001, the scheduled maturities of time deposits are as follows:

($ In thousands)
------------------------- ------------------
For the year:
    2002                          $ 236,661
    2003                             55,931
    2004                             12,084
    2005                             11,276
    2006                              5,180
    Thereafter                          678
                                  ---------
        Total maturities          $ 321,810
                                  =========
------------------------- ------------------

Note 8: Employee Benefit Plans

Pension Plans

The Company sponsors two separate noncontributory defined benefit pension plans which cover substantially all of its employees. The pension plans' benefit formulas generally base payments to retired employees upon their length of service and a percentage of qualifying compensation during their final years of employment.
      Effective January 1, 2002, the NBB plan was amended, restated, and renamed The National Bankshares, Inc. Retirement Income Plan. At the same time, the BTC plan was merged into it, and National Bankshares, Inc. and National Bankshares Financial Services, Inc. were added as participating employers in the pension plan. The merged NBI plan did not alter the eligibility standards of the bank plans, and subtantially all employees are covered. The merged NBI plan benefit formula is still based upon the length of service of retired employees and a percentage of qualified W-2 compensation during their final years of employment.
        The NBB pension plan's assets are invested principally in U.S. Government agency obligations (13%), mutual funds (29%), corporate bonds (26%), equity securities (30%) and cash (2%). BTC's pension plan's assets are invested principally in corporate bonds (23%), U.S. Government agency obligations (40%) and equity securities (37%). Information pertaining to activity in the plans is as follows:
                                                       Pension Benefits
                                                         December 31,
                                                 -----------------------------
($ In thousands)                                   2001      2000      1999
------------------------------------------------ --------- --------- ---------
Change in benefit obligation
Benefit obligation at beginning of year          $ 5,668     5,694     5,995
Service cost                                         422       354       398
Interest cost                                        422       425       415
Actuarial gain                                       (53)     (142)     (749)
Benefits paid                                       (445)     (663)     (365)
                                                 --------- --------- ---------
    Benefit obligation at end of year              6,014     5,668     5,694
                                                 --------- --------- ---------

Change in plan assets
Fair value of plan assets at beginning of year     4,692     4,877     4,971
Actual return on plan assets                          55       202        85
Employer contribution                                348       276       186
Benefits paid                                       (445)     (663)     (365)
                                                 --------- --------- ---------
  Fair value of plan assets at end of year         4,650     4,692     4,877
                                                 --------- --------- ---------
Funded status                                     (1,364)     (976)     (817)
Unrecognized net actuarial loss                      931       610       522
Unrecognized prior service cost                      171       186       201
Unrecognized transition asset                       (114)     (137)     (160)
                                                 --------- --------- ---------
Net accrued pension cost                         $  (376)     (317)     (254)
                                                 ========= ========= =========
------------------------------------------------ --------- --------- ---------

        The components of net periodic cost are as follows:


                                                         Years ended December 31,
                                              -----------------------------------------------
($ In thousands)                                  2001            2000            1999
--------------------------------------------- -------------- --------------- ----------------
Components of net periodic benefit cost
        Service cost                                 $ 422             354              398
        Interest cost                                  422             424              415
        Expected return on plan assets                (434)           (441)            (457)
        Amortization of prior service cost              15              15               15
        Recognized net actuarial loss                    5               8               18
        Amortization of transition asset               (23)            (23)             (23)
                                              -------------- --------------- ----------------
               Net periodic benefit cost             $ 407             337              366
                                              ============== =============== ================
--------------------------------------------- -------------- --------------- ----------------

      The actuarial assumptions for both plans are as follows:


($ in thousands)
                                                           2001           2000           1999
------------------------------------------------------ -------------- -------------- -------------
Weighted average assumptions as of December 31
Weighted average discount rate                             7.50%          7.50%         7.50%
Expected return on plan assets                             9.00%          9.00%         9.00%
Rate of compensation increase                              5.00%          5.00%         5.00%
------------------------------------------------------ -------------- -------------- -------------


401(k) Plan

The Company has a Retirement Accumulation Plan qualifying under IRS Code Section 401(k), in which NBB and BTC are participating employers. Effective on January 1, 2002, National Bankshares, Inc. and National Bankshares Financial Services, Inc. became participating employers in the plan. Eligible participants in the plan can contribute up to 10% of their total annual compensation to the plan. Employee contributions are matched by NBB and BTC based on a percentage of an employee's total annual compensation contributed to the plan. Prior to 2000, NBB was the only participating employer in the plan. For the years ended December 31, 2001 and 2000, NBB and BTC contributed $196 and $156, respectively, to the plan. For the year ended December 31, 1999, NBB contributed $102.

Employee Stock Ownership Plan

Bankshares has a non-leveraged Employee Stock Ownership Plan (ESOP) which enables employees who have one year of service and who have attained the age of 21 prior to the plan's January 1 and July 1 enrollment dates to own Bankshares common stock. Effective on January 1, 2002, National Bankshares, Inc. and National Bankshares Financial Services, Inc. joined NBB and BTC as participating employers in the plan. Contributions to the ESOP for each participating employer are determined annually by the Boards of Directors of the participating employers if predetermined performance goals have been met. Contribution expense amounted to $179, $162 and $162 for the years ended December 31, 2001, 2000 and 1999, respectively. Dividends on ESOP shares are charged to retained earnings. As of December 31, 2001, the number of allocated shares held by the ESOP was 76,597 and the number of unallocated shares was 12,501. All shares held by the ESOP are treated as outstanding in computing the Company's basic and diluted net income per share. Upon reaching age 55 with ten years of plan participation, a vested participant has the right to diversify 50% of his or her allocated ESOP shares and Bankshares or the ESOP, with the agreement of the Trustee, would be obligated to purchase those shares. The ESOP contains a put option which allows a withdrawing participant to require Bankshares or the ESOP, if the plan administrator agrees, to purchase his or her allocated shares if the shares are not readily tradable on an established market at the time of its distribution. Since the shares were not readily tradable at December 31, 1998, 77,301 shares of stock held by the ESOP, at their estimated fair value, which was based on the most recent available independent valuation, is recorded outside of stockholders' equity as of December 31, 1998. Effective December 1, 1999, Bankshares' common stock began trading on the Nasdaq SmallCap Market. As a result of being listed on an established national exchange, presentation of the fair value of the shares of common stock held by the ESOP outside of stockholders' equity is no longer required at December 31, 1999.

Note 9: Stock Option Plan

Effective March 10, 1999, the Company adopted the National Bankshares, Inc. 1999 Stock Option Plan to give key employees of Bankshares and its subsidiaries an opportunity to acquire shares of National Bankshares, Inc. common stock. The purpose of the 1999 Stock Option Plan is to promote the success of Bankshares and its subsidiaries by providing an incentive to key employees that enhances the identification of their personal interest with the long term financial success of the Company and with growth in stockholder value. Under the 1999 Stock Option Plan, up to 250,000 shares of Bankshares common stock may be granted. The 1999 Stock Option Plan is administered by the Stock Option Committee, which is made up of all of the non-employee, outside directors of National Bankshares, Inc. The Stock Option Committee may determine whether options are incentive stock options or nonqualified stock options and may determine the other terms of grants, such as number of shares, term, a vesting schedule and the exercise price. The 1999 Stock Option Plan limits the maximum term of any option granted to ten years, states that options may be granted at not less than fair market value on the date of the grant and contains certain other limitations on the exercisability of incentive stock options. The options vest 25% after one year, 50% after two years, 75% after three years and 100% after four years. At the discretion of the Stock Option Committee, options may be awarded with the provision that they may be accelerated upon a change of control, merger, consolidation, sale or dissolution of National Bankshares, Inc. At December 31, 2001, there were 216,000 additional shares available for grant under the Plan.
      The Company applies APB Opinion No. 25 and related Interpretations in accounting for the stock option plan. Accordingly, no compensation cost has been recognized. Pro forma compensation cost determined based on the fair value at the grant dates for awards under the plan consistent with the method prescribed in SFAS No. 123 was not material and had no impact on earnings per share as presented. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: 2001 - expected cash dividend yield of 1.86%, risk-free interest rate of 4.48%, expected volatility of 22.77%, and an expected life of ten years; 2000 - expected cash dividend yield of 1.79%, risk-free interest rate of 5.12%, expected volatility of 19.52%, and an expected life of ten years; 1999 - expected cash dividend yield of 3.41%, risk-free interest rate of 6.38%, expected volatility of 18.60%, and an expected life of ten years.
        A summary of the status of the Company's stock option plan is presented below:


                                            2001                       2000                      1999
                                 --------------------------- ------------------------- -------------------------
                                                Weighted                   Weighted                  Weighted
                                                 Average                    Average                   Average
                                  Number of     Exercise      Number of    Exercise     Number of    Exercise
                                   Shares        Price          Shares       Price        Shares       Price
-------------------------------- ----------- --------------- ----------- ------------- ----------- -------------

Outstanding, beginning of year       18,000         $ 19.57       5,500       $ 22.00         ---        $  ---
Granted                              16,000           23.00      12,500         18.50       5,500         22.00
Exercised                               ---             ---         ---           ---         ---           ---
Forfeited                               ---             ---         ---           ---         ---           ---
Expired                                 ---             ---         ---           ---         ---           ---
                                        ---             ---         ---           ---         ---
Outstanding, end of year             34,000         $ 21.18      18,000       $ 19.57       5,500       $ 22.00
                                     ======         =======      ======       =======       =====       =======

Options exercisable at year-end       5,875         $ 20.14       1,375       $ 22.00         ---        $  ---
Weighted-average fair value of
  options granted during the year                   $  4.89                   $  3.90                    $ 2.38
-------------------------------- ----------- --------------- ----------- ------------- ----------- -------------




        Information pertaining to options outstanding at December 31, 2001 is as follows:


                                               Options Outstanding                  Options Exercisable
-------------------------------------- ------------------------------------ ------------------------------------
     Remaining           Range of           Number        Weighted Average       Number       Weighted Average
 Contractual Life     Exercise Price      Outstanding      Exercise Price     Exercisable      Exercise Price
-------------------- ----------------- ------------------ ----------------- ----------------- ------------------
    9.83 years          $ 23.00             16,000            $ 23.00              ---            $   ---
    8.83 years            18.50             12,500              18.50            3,125              18.50
    7.83 years            22.00              5,500              22.00            2,750              22.00
-------------------- ----------------- ------------------ ----------------- ----------------- ------------------

Note 10: Income Taxes

Allocation of income tax expense between current and deferred portions is as follows:

                                           Years ended December 31,
                                      -----------------------------------
($ In thousands)                         2001        2000        1999
------------------------------------- ----------- ----------- -----------
Current                                 $ 2,451       3,016       2,770
Deferred                                   (166)       (253)       (214)
                                      ----------- ----------- -----------

        Total income tax expense        $ 2,285       2,763       2,556
                                      =========== =========== ===========
------------------------------------- ----------- ----------- -----------


        The following is a reconciliation of the "expected" income tax expense, computed by applying the U.S. Federal income tax rate of 34% to income before income tax expense, with the reported income tax expense:


                                                Years ended December 31,
                                            ---------------------------------
($ In thousands)                               2001        2000      1999
------------------------------------------- ------------ --------- ----------
Computed "expected" income tax expense         $ 3,264     3,424      3,279
Tax-exempt interest income                      (1,239)     (862)      (866)
Nondeductible interest expense                     220       168        109
Other, net                                          40        33         34
                                            ------------ --------- ----------

        Reported income tax expense            $ 2,285     2,763      2,556
                                            ============ ========= ==========
------------------------------------------- ------------ --------- ----------


        The components of the net deferred tax asset, included in other assets, are as follows:

                                                                              December 31,
                                                                      -----------------------------
($ In thousands)                                                          2001           2000
--------------------------------------------------------------------- -------------- --------------
Deferred tax assets:
    Allowance for loan losses and unearned fee income                     $ 1,155            995
    Valuation allowance on other real estate owned                             21             21
    Deferred compensation and other liabilities                               119            143
    Deposit intangibles and goodwill                                           78             68
    Community development corporation related tax credit                       11             15
    Other                                                                       9             36
    Net unrealized losses on securities available for sale                    ---            296
                                                                      -------------- --------------
                                                                            1,393          1,574
                                                                      -------------- --------------
Deferred tax liabilities:
    Net unrealized gains on securities available for sale                    (292)           ---
    Accumulated depreciation                                                  (71)           (93)
    Accumulated discount accretion                                            (72)           (74)
    Accrued late fee income                                                   (24)           (48)
    Other                                                                     (64)           (67)
                                                                      -------------- --------------
                                                                             (523)          (282)
                                                                      -------------- --------------
               Net deferred tax asset                                     $   870          1,292
                                                                      ============== ==============
--------------------------------------------------------------------- -------------- --------------

Note 11: Restrictions on Payments of Dividends and Capital Requirements

Bankshares' principal source of funds for dividend payments is dividends received from its subsidiary banks. For the years ended December 31, 2001, 2000 and 1999, dividends received from subsidiary banks were $3,761, $2,987 and $10,538, respectively. Additional funds paid to the parents as dividends in 1999 were used primarily for a common stock repurchase.
      Substantially all of Bankshares' retained earnings are undistributed earnings of its banking subsidiaries, which are restricted by various regulations administered by federal and state bank regulatory agencies. Bank regulatory agencies restrict, without prior approval, the total dividend payments of a bank in any calendar year to the bank's retained net income of that year to date, as defined, combined with its retained net income of the preceding two years, less any required transfers to surplus. At December 31, 2001, retained net income, which was free of such restriction, at NBB, amounted to approximately $1,059. BTC is permitted to pay dividends to the extent such do not exceed current year net income.

Note 12: Minimum Regulatory Capital Requirements

The Company (on a consolidated basis) and the Banks are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's and the Banks' financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Banks must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.
    Quantitative measures established by regulation to ensure capital adequacy require the Company and the Banks to maintain minimum amounts and ratios (set forth in the following table) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2001 and 2000, that the Company and the Banks meet all capital adequacy requirements to which they are subject.
        As of December 31, 2001, the most recent notifications from the appropriate regulatory authorities categorized the Company and the Banks as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the following tables. There are no conditions or events since these notifications that management believes have changed the Company's and the Banks' category.

        The Company's and the Banks' actual capital amounts and ratios as of December 31, 2001 and 2000 are also presented in the following tables.

                                                                                               To Be Well
                                                                                            Capitalized Under
                                                                         For Capital        Prompt Corrective
                                                     Actual           Adequacy Purposes     Action Provisions
                                             ---------------------- --------------------- ----------------------
($ In thousands)                               Amount      Ratio     Amount      Ratio      Amount      Ratio
-------------------------------------------- ----------- ---------- ---------- ---------- ----------- ----------
December 31, 2001
    Total capital (to risk weighted assets)

    Bankshares consolidated                    $ 57,231      12.9%     35,511       8.0%       N/A         N/A
    NBB                                          31,383      12.5%     20,150       8.0%      25,188      10.0%
    BTC                                          22,567      11.9%     15,105       8.0%      18,881      10.0%

    Tier I capital (to risk weighted assets)

    Bankshares consolidated                    $ 52,959      11.9%     17,756       4.0%       N/A         N/A
    NBB                                          28,781      11.4%     10,075       4.0%      15,113       6.0%
    BTC                                          20,897      11.1%      7,553       4.0%      11,329       6.0%

    Tier I capital (to average assets)

    Bankshares consolidated                    $ 52,959       8.4%     25,160       4.0%       N/A         N/A
    NBB                                          28,781       8.3%     13,927       4.0%      17,409       5.0%
    BTC                                          20,897       7.5%     11,079       4.0%      13,849       5.0%
-------------------------------------------- ----------- ---------- ---------- ---------- ----------- ----------


                                                                                                To Be Well
                                                                                             Capitalized Under
                                                                        For Capital          Prompt Corrective
                                                     Actual           Adequacy Purposes      Action Provisions
                                             ---------------------- --------------------- ----------------------
($ In thousands)                               Amount      Ratio     Amount      Ratio      Amount      Ratio
-------------------------------------------- ----------- ---------- ---------- ---------- ----------- ----------
December 31, 2000
    Total capital (to risk weighted assets)

    Bankshares consolidated                    $ 55,256      14.2%     31,073       8.0%       N/A         N/A
    NBB                                          28,234      11.6%     19,531       8.0%      24,414      10.0%
    BTC                                          24,601      17.3%     11,383       8.0%      14,228      10.0%

    Tier I capital (to risk weighted assets)

    Bankshares consolidated                    $ 51,371      13.2%     15,536       4.0%       N/A         N/A
    NBB                                          25,834      10.6%      9,765       4.0%      14,648       6.0%
    BTC                                          23,116      16.3%      5,691       4.0%       8,537       6.0%

    Tier I capital (to average assets)

    Bankshares consolidated                    $ 51,371       9.5%     21,721       4.0%       N/A         N/A
    NBB                                          25,834       8.2%     12,648       4.0%      15,810       5.0%
    BTC                                          23,116      10.2%      9,072       4.0%      11,340       5.0%
-------------------------------------------- ----------- ---------- ---------- ---------- ----------- ----------

Note 13: Parent Company Financial Information
        Condensed financial information of Bankshares (Parent) is presented below:


Condensed Balance Sheets
                                                                    December 31,
                                                            -----------------------------
($ In thousands, except share and per share data)                 2001          2000
----------------------------------------------------------- -------------- --------------

Assets
Cash due from subsidiaries                                    $      76             38
Securities available for sale                                     2,879          2,365
Investment in subsidiaries, at equity                            62,428         57,405
Refundable income taxes due from subsidiaries                        29             11
Other assets                                                         45             46
                                                            -------------- --------------
        Total assets                                          $  65,457         59,865
                                                            ============== ==============
Liabilities and Stockholders' Equity
Other liabilities                                             $     196             31
Stockholders' equity                                             65,261         59,834
                                                            -------------- --------------

        Total liabilities and stockholders' equity            $  65,457         59,865
                                                            ============== ==============
----------------------------------------------------------- -------------- --------------



Condensed Statements of Income and Comprehensive Income

                                                                           Years Ended December 31,
                                                                     --------------------------------------
($ In thousands)                                                         2001         2000        1999
-------------------------------------------------------------------- ------------- ----------- ------------
Income
Dividends from subsidiaries                                              $ 3,761       2,987       10,538
Interest on securities - taxable                                              12          11           17
Interest on securities - nontaxable                                           91          99          118
Other income                                                                 ---          40          ---
Realized securities losses                                                   (13)         (3)         ---
                                                                      ------------- ----------- ------------
                                                                           3,851       3,134       10,673

Expenses
Other expenses                                                               207         157          194
                                                                      ------------- ----------- ------------

Income before income tax benefit and equity in undistributed net income (distributions in excess  of equity in net income)
  of subsidiaries                                                          3,644       2,977       10,479

Applicable income tax benefit                                                 69          36           59
                                                                      ------------- ----------- ------------

Income before equity in undistributed net income (distributions in
  excess of equity in net income) of subsidiaries                          3,713       3,013       10,538


Equity in undistributed net income (distributions in
  excess of equity in net income) of subsidiaries                          3,601       4,296       (3,450)
                                                                     ------------- ----------- ------------
   Net income                                                            $ 7,314       7,309        7,088
                                                                     ============= =========== ============
-------------------------------------------------------------------- ------------- ----------- ------------


Condensed Statements of Cash Flows

                                                                             Years ended December 31,
                                                                    --------------------------------------------
($ In thousands)                                                         2001           2000          1999
------------------------------------------------------------------- --------------- ------------- --------------
Cash Flows from Operating Activities
Net income                                                                $ 7,314         7,309          7,088
Adjustments to reconcile net income to net cash
  provided by operating activities:
    (Equity in undistributed net income) distributions in excess
        of equity in net income of subsidiaries                            (3,601)       (4,296)         3,450
    Amortization of premiums and accretion of  discounts, net                   5             6              7
    Realized securities losses                                                 13             3            ---
    Net change in refundable income taxes due from subsidiaries               (18)           48            (29)
    Net change in other assets                                                  3           (34)           (10)
    Net change in other liabilities                                           102            10            (45)
                                                                    --------------- ------------- --------------
    Net cash provided by operating activities                               3,818         3,046         10,461
                                                                    --------------- ------------- --------------

Cash Flows from Investing Activities
Purchases of securities available for sale                                   (777)         (529)          (207)
Maturities of securities available for sale                                   ---            30            299
Calls of securities available for sale                                         25           562            ---
                                                                    --------------- ------------- --------------
    Net cash provided by (used in) investing activities                      (752)           63             92
                                                                    --------------- ------------- --------------

Cash Flows from Financing Activities
Cash dividends paid                                                        (3,020)       (2,987)        (2,814)
Common stock repurchase                                                        (8)          (89)        (7,762)
                                                                    --------------- ------------- --------------
    Net cash used in financing activities                                  (3,028)       (3,076)       (10,576)
                                                                    --------------- ------------- --------------
Net change in cash                                                             38            33            (23)
Cash due from subsidiaries at beginning of year                                38             5             28
                                                                    --------------- ------------- --------------
Cash due from subsidiaries at end of year                                 $    76            38              5
                                                                    =============== ============= ==============
------------------------------------------------------------------- --------------- ------------- --------------


Note 14: Financial Instruments with Off-Balance Sheet Risk

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated balance sheets.
      The Company's exposure to credit loss, in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit, is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. The Company may require collateral or other security to support the following financial instruments with credit risk:
    At December 31, 2001 and 2000, the following financial instruments were outstanding whose contract amounts represent credit risk:


                                                                      December 31,
                                                             -------------------------------
($ In thousands)                                                  2001            2000
------------------------------------------------------------ --------------- ---------------
Financial instruments whose contract amounts represent
  credit risk:
        Commitments to extend credit                             $ 78,749        60,614
        Standby letters of credit                                $  6,045         4,269
        Mortgage loans sold with potential recourse              $ 27,102        20,358
------------------------------------------------------------ --------------- ---------------


      Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The commitments for equity lines of credit may expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if it is deemed necessary by the Company, is based on management's credit evaluation of the customer.
      Unfunded commitments under commercial lines of credit, revolving credit lines, and overdraft protection agreements are commitments for possible future extensions of credit. Some of these commitments are uncollateralized and do not contain a specified maturity date and may not be drawn upon to the total extent to which the Company is committed.
      Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, and income-producing commercial properties.
      The Company originates mortgage loans for sale to secondary market investors subject to contractually specified and limited recourse provisions. In 2001, the Company originated $28,247 and sold $27,102 to investors, compared to $20,129 originated and $20,358 sold in 2000. Every contract with each investor contains certain recourse language. In general, the Company may be required to repurchase a previously sold mortgage loan if there is major noncompliance with defined loan origination or documentation standards, including fraud, negligence or material misstatement in the loan documents. Repurchase may also be required if necessary governmental loan guarantees are canceled or never issued, or if an investor is forced to buy back a loan after it has been resold as a part of a loan pool. In addition, the Company may have an obligation to repurchase a loan if the mortgagor has defaulted early in the loan term. This potential default period is approximately twelve months after sale of a loan to the investor.
    The Company maintains cash accounts in other commercial banks. The amount on deposit with correspondent institutions at December 31, 2001 that exceeded the insurance limits of the Federal Deposit Insurance Corporation was $562.

Note 15: Concentrations of Credit Risk

The Company does a general banking business, serving the commercial and personal banking needs of its customers. NBB's market area, commonly referred to as Virginia's New River Valley and Mountain Empire, consists of Montgomery, Giles and Pulaski Counties and the cities of Radford and Galax, together with portions of adjacent counties. BTC's market area adjoins NBB's and includes the counties of Tazewell, Wythe, Smyth and Washington in Virginia, as well as contiguous portions of McDowell and Mercer Counties in West Virginia. Substantially all of NBB's and BTC's loans are made within their market area. The ultimate collectibility of the banks' loan portfolios and the ability to realize the value of any underlying collateral, if needed, are influenced by the economic conditions of the market area. The Company's operating results are therefore closely correlated with the economic trends within this area.
      At December 31, 2001 and 2000, approximately $176,667 and $151,000, respectively, of the loan portfolio was concentrated in commercial real estate. This represents approximately 44% and 42% of the loan portfolio at December 31, 2001 and 2000, respectively. Included in commercial real estate at December 31, 2001 and 2000 was approximately $100,640 and $84,000, respectively, in loans for college housing and professional office buildings. Loans secured by residential real estate were approximately $119,437 and $110,000 at December 31, 2001 and 2000, respectively. This represents approximately 30% and 31% of the loan portfolio at December 31, 2001 and 2000 respectively. Loans secured by automobiles were approximately $32,373 and $36,000 at December 31, 2001 and 2000, respectively. This represents approximately 8% of the loan portfolio at December 31, 2001 and 10% at December 31, 2000.
      The Company has established operating policies relating to the credit process and collateral in loan originations. Loans to purchase real and personal property are generally collateralized by the related property and with loan amounts established based on certain percentage limitations of the property's total stated or appraised value. Credit approval is primarily a function of collateral and the evaluation of the creditworthiness of the individual borrower or project based on available financial information. Management considers the concentration of credit risk to be minimal.

Note 16: Fair Value of Financial Instruments and Interest Rate Risk

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. SFAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company.
      Loan commitments on which the committed interest rate is less than the current market rate are insignificant at December 31, 2001 and 2000.
      The Company assumes interest rate risk (the risk that general interest rate levels will change) as a result of its normal operations. As a result, the fair values of the Company's financial instruments will change when interest rate levels change and that change may be either favorable or unfavorable to the Company. Management attempts to match maturities of assets and liabilities to the extent believed necessary to minimize interest rate risk. However, borrowers with fixed rate obligations are less likely to prepay in a rising rate environment. Conversely, depositors who are receiving fixed rates are more likely to withdraw funds before maturity in a rising rate environment and less likely to do so in a falling rate environment. Management monitors rates and maturities of assets and liabilities and attempts to minimize interest rate risk by adjusting terms of new loans and deposits.

The following methods and assumptions were used by the Company in estimating fair value disclosures for financial instruments:

Cash and Due from Banks, Interest-Bearing Deposits, and Federal Funds Sold

The carrying amounts approximate fair value.

Securities

The fair values of securities are determined by quoted market prices or dealer quotes. The fair value of certain state and municipal securities is not readily available through market sources other than dealer quotations, so fair value estimates are based on quoted market prices of similar instruments adjusted for differences between the quoted instruments and the instruments being valued.

Loans Held for Sale

Fair values of loans held for sale are based on commitments on hand from investors or prevailing market prices.

Loans

Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type such as mortgage loans held for sale, commercial, real estate - commercial, real estate - construction, real estate - mortgage, credit card, and other consumer loans. Each loan category is further segmented into fixed and adjustable rate interest terms and by performing and nonperforming categories.
      The fair value of performing loans is calculated by discounting scheduled cash flows through the estimated maturity using estimated market discount rates that reflect the credit and interest rate risk inherent in the loan, as well as estimates for prepayments. The estimate of maturity is based on the Company's historical experience with repayments for loan classification, modified, as required, by an estimate of the effect of economic conditions on lending.
      Fair value for significant nonperforming loans is based on estimated cash flows which are discounted using a rate commensurate with the risk associated with the estimated cash flows. Assumptions regarding credit risk, cash flows, and discount rates are judgmentally determined using available market information and specific borrower information.

Deposits

The fair value of demand and savings deposits is the amount payable on demand. The fair value of fixed maturity term deposits and certificates of deposit is estimated using the rates currently offered for deposits with similar remaining maturities.

Accrued Interest

The carrying amounts of accrued interest approximate fair value.

Other Borrowed Funds

Other borrowed funds represents treasury tax and loan deposits and short-term borrowings from the Federal Home Loan Bank. The carrying amount is a reasonable estimate of fair value because the deposits are generally repaid within 1 to 120 days from the transaction date.


Commitments to Extend Credit and Standby Letters of Credit

The only amounts recorded for commitments to extend credit, standby letters of credit, and financial guarantees written are the deferred fees arising from these unrecognized financial instruments. These deferred fees are not deemed significant at December 31, 2001 and 2000, and as such, the related fair values have not been estimated.

    The estimated fair values, and related carrying amounts, of the Company's financial instruments are as follows:

                                                         December 31,
                                              2001                          2000
                                  ------------------------------ ----------------------------
($ In thousands)                    Carrying       Estimated       Carrying      Estimated
                                     Amount        Fair Value       Amount      Fair Value
--------------------------------- -------------- --------------- ------------- --------------
Financial assets:
    Cash and due from banks           $  12,293          12,293        11,130         11,130
    Interest-bearing deposits            15,510          15,510        13,579         13,579
    Federal funds sold                    1,080           1,080        29,090         29,090
    Securities                          191,476         191,901       156,344        156,387
    Mortgage loans held for sale          1,145           1,145           ---            ---
    Loans, net                          394,042         457,965       355,795        348,753
    Accrued interest receivable           4,917           4,917         5,049          5,049

Financial liabilities:
    Deposits                          $ 576,618         577,612       530,648        531,829
    Other borrowed funds                    203             203           270            270
    Accrued interest payable              1,101           1,101         1,538          1,538
--------------------------------- -------------- --------------- ------------- --------------


Note 17: Branch Acquisitions

On August 17, 2000, the Company entered into an agreement to purchase six branches from AmSouth Bank of Birmingham, Alabama. The acquisitions involved approximately $94,000 in deposits and $42,000 in loans. Three of the branches, Radford, Dublin and Pulaski, Virginia were acquired by the Company's NBB affiliate, with the remaining offices located in Wytheville, Abingdon and Marion, Virginia acquired by the Company's BTC affiliate. The acquisition was completed in November of 2000.
        In another move to improve the Company's competitive position, BTC announced on September 15, 2000 that it would acquire a branch in Bluefield, Virginia from First Union National Bank. The acquisition involved the purchase of approximately $34,000 in deposits and $9,200 in loans. The acquisition was completed in the first quarter of 2001.

Selected Quarterly Data (unaudited)

The following is a summary of the unaudited quarterly results of operations for the years ended December 31, 2001 and 2000:


($  In  thousands,  except                                    2001
share data)
                                   ------------------------------------------------------------
                                       First                           Third         Fourth
                                      Quarter       Second Quarter    Quarter       Quarter
---------------------------------- --------------- --------------- -------------- -------------
Income Statement Data:
---------------------
Interest income                        $   11,381          11,682         11,446        11,018
Interest expense                            5,998           6,185          5,695         4,893
                                   --------------- --------------- -------------- -------------
Net interest income                         5,383           5,497          5,751         6,125
Provision for loan losses                     332             332            377           367
Noninterest income                          1,195           1,296          1,312         1,401
Noninterest expense                         4,061           4,285          4,176         4,431
Income taxes                                  569             495            600           621
                                   --------------- --------------- -------------- -------------

    Net income                         $    1,616           1,681          1,910         2,107
                                   =============== =============== ============== =============
Per Share Data:
--------------
Basic net income per share             $     0.46            0.48           0.54          0.60
Cash dividends per share                      ---            0.43            ---          0.43
Book value per share                        17.91           17.94          18.70         18.59

Selected Ratios:
---------------
Return on average assets                    1.06%           1.04%          1.18%         1.30%
Return on average equity                   10.54%          10.83%         11.84%        12.69%
Average equity to average assets           10.09%           9.63%          9.94%         9.97%
---------------------------------- --------------- --------------- -------------- -------------


($  In  thousands,  except                                    2000
share data)
                                   ------------------------------------------------------------
                                       First                           Third         Fourth
                                      Quarter      Second Quarter     Quarter       Quarter
---------------------------------- --------------- --------------- -------------- -------------
Income Statement Data:
---------------------
Interest income                          $  8,844           9,286          9,586        10,642
Interest expense                            3,886           4,274          4,550         5,453
                                   --------------- --------------- -------------- -------------
Net interest income                         4,958           5,012          5,036         5,189
Provision for loan losses                     353             313            331           332
Noninterest income                            925             962            976         1,219
Noninterest expense                         2,991           3,094          3,291         3,500
Income taxes                                  687             698            639           739
                                   --------------- --------------- -------------- -------------

    Net income                           $  1,852           1,869          1,751         1,837
                                   =============== =============== ============== =============

Per Share Data:
--------------
Basic net income per share               $   0.53            0.53           0.50          0.52
Cash dividends per share                      ---            0.42            ---          0.43
Book value per share                     $  15.54           15.64          16.39         17.04

Selected Ratios:
---------------
Return on average assets                    1.58%           1.54%          1.42%         1.33%
Return on average equity                   13.98%          13.94%         12.42%        12.52%
Average equity to average assets           11.30%          11.05%         11.46%        10.62%
---------------------------------- --------------- --------------- -------------- -------------

               On January 3, 2002, the Directors and employees of
              National Bankshares were deeply saddened by the death
                                       of

                            DR. CHARLES L. BOATWRIGHT

   Dr. Boatwright served as a Director of The National Bank of Blacksburg for more than thirty-seven years and as its Vice-Chairman from 1992 to 1999.
       He also served as a Director for National Bankshares, Inc. from the corporation's founding in 1986 and was the Vice-Chairman of the Board from 1992 to 2002. Because he was widely respected and greatly admired, he was a positive and effective representative of NBB in the community. Dr. Boatwright brought strong and quiet
           leadership, wise counsel, strength of conviction, and good humor to his Board service. He will be greatly missed.

Boards of Directors
                Picture "National Bankshares Board of Directors"

National Bankshares, Inc. Board of Directors
Foreground, from left: William T. Peery, Retired; Cameron L. Forrester, President and Chief Executive Officer, Bank of Tazewell County; Alonzo A. Crouse, Executive Vice President, Secretary, Bank of Tazewell County; Jeffrey R. Stewart, Educational Consultant; James G. Rakes, Chairman of the Board, President, Chief Executive Officer, National Bankshares, Inc., President and Chief Executive Officer, The National Bank; President and Treasurer, National Bankshares Financial Services, Inc.; L. Allen Bowman, Retired; Paul A. Duncan; President, Holiday Motor Corp.; James A. Deskins, Sr., Retired; James M. Shuler, Delegate, Virginia House of Delegates
(not pictured).

                 Picture "The National Bank Board of Directors"

The National Bank Board of Directors
From left: Ellen G. Burnop, Co-Owner, New River Office Supply; J. Louis Webb, Jr., Dentist; Paul P. Wisman, Vice President of Investments, Grundy National Bank, Manager of Assets, Nicewonder Investments; Paul A. Duncan, President, Holiday Motor Corp; James G. Rakes, Chairman, President and Chief Executive Officer, National Bankshares, Inc., President and Chief Executive Officer, The National Bank, President and Treasurer, National Bankshares Financial Services; L. Allen Bowman, Vice-Chairman of the Board, Retired; Jeffrey R. Stewart, Chairman of the Board, Educational Consultant; James M. Shuler, Delegate, Virginia House of Delegates.

              Picture "Bank of Tazewell County Board of Directors"

Bank of Tazewell County Board of Directors
Seated, from left: James G. Rakes, Chairman, President and Chief Executive Officer, National Bankshares, Inc., President and Chief Executive Officer,
The National Bank, President and Treasurer, National Bankshares Financial Services, Inc.; Cameron L. Forrester, President and Chief Executive Officer, Bank of Tazewell County; William T. Peery, Retired; E.P. Greever, Retired; J.M. Pope, Retired; Alonzo A. Crouse, Executive Vice President, Secretary, Bank of Tazewell County. Standing, from left: William H. VanDyke, Vice President, Candlewax Smokeless Fuel Co; James A. Deskins, Sr., Retired; James S. Gillespie, Jr., President, Jim Sam Gillespie Farm; Charles E. Green, III, Financial Planner, AXA Advisors, LLC; Jack Harry, President, Harry's Enterprises, Inc.

The National Bank Advisory Boards:

Montgomery County Advisory Board
Dan A. Dodson, W. Clinton Graves, Gary A. Huff, Mary Guy Miller, James J. Owen, Robert L. Pack, Arlene A. Saari, James C. Stewart, T. Cooper Via

Giles County Advisory Board
Paul B. Collins, John H. Givens, Jr., Robert C. McCracken, Ross E. Martin, Kenneth L. Rakes, Scarlet B. Ratcliffe, Morris D. Reece, H. M. Scanland, Jr.

Galax Advisory Board
Willie T. Green, Sr., Jerry R. Mink, Kathy J. Price, James A. Williams, Jr.

Radford/Pulaski County Advisory Board
Gary C. Elander, Jack M. Lewis, Jack D. Nunley


Bank of Tazewell County Advisory Boards:

Bluefield Advisory Board
Michael E. Dye, William H. King, Daniel G. MacMillan, Constance M. Saunders

Richlands Advisory Board
Steven R. Davis, Marvin D. Harman, Peter M. Mulkey

Corporate Information

National Bankshares, Inc. Executive Officers

    James G. Rakes, Chairman                       F. Brad Denardo
    President and Chief Executive Officer          Corporate Officer

    J. Robert Buchanan                             Cameron L. Forrester
    Treasurer                                      Corporate Officer

    Marilyn B. Buhyoff
    Secretary and Counsel

Annual Meeting
The Annual Meeting of Stockholders will be held on Tuesday, April 9, 2002 at 3:00 p.m. at the Best Western Red Lion Inn, 900 Plantation Road, Blacksburg, Virginia.

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

Corporate Office
    National Bankshares, Inc.
    101 Hubbard Street
    Blacksburg, Virginia 24060
    P.O. Box 90002
    Blacksburg, Virginia 24062-9002
    www.nationalbankshares.com
    (540) 951-6300