Form 10-K, Exhibit 13
period 2002-12-31
NATIONAL BANKSHARES INC
filed 2003-03-31
CIK 796534

National Bankshares, Inc.






























                               2002 Annual Report

National Bankshares, Inc. strives to be an exceptional community bank holding company dedicated to providing shareholder value by offering financial services to customers through subsidiary financial services to customers through subsidiary financial institutions and affiliated companies in an efficient, friendly, personalized, and cost-effective manner. We recognize that to do this, our financial institutions must retain the ability to make decisions locally and must actively participate in the communities they serve. We are committed to offering competitive and fair employment opportunities and to maintaining the highest standards in all aspects of our business.

                              Financial Highlights

$ In thousands, except per share data
                                              2002           2001         2000
------------------------------------------------------------------------------

Net income                                $  10,014         7,314         7,309
Basic and diluted net income per share         2.85          2.08          2.08
Cash dividends per share                       0.97          0.86          0.85
Book value per share                          20.82         18.59         17.04
Loans, net                                $ 404,247       394,042       355,795
Total securities                            219,294       191,476       156,344
Total assets                                684,935       644,623       593,497
Total deposits                              608,271       576,618       530,648
Stockholders' equity                         73,101        65,261        59,834


Graph of "Cash Dividends Per Share"
(dollars)

      2000              2001              2002
----------------   ---------------   ---------------
      .85               .86               .97



Graph of "Book Value Per Share"
(dollars)

      2000              2001              2002
----------------   ---------------   ---------------
    $17.04             $18.59            $20.82


Table of Contents

To Our Stockholders............................................................2
Selected Consolidated Financial Data...........................................4
Management's Discussion and Analysis...........................................5
Independent Auditor's Report..................................................13
Consolidated Financial Statements.............................................14
Notes to Consolidated Financial Statements....................................18
Selected Quarterly Data.......................................................37
Boards of Directors...........................................................38
Corporate Information.........................................................40

To Our Stockholders:

We are committed to community banking at National Bankshares, Inc. We demonstrate this commitment every business day. Our subsidiary banks, The National Bank and Bank of Tazewell County, have each been a strong presence in their hometowns for more than a century. The banks have a long tradition of exemplary corporate citizenship. Bank employees regularly take leadership roles in civic, cultural, and charitable organizations, and the banks donate to many worthy causes. As our two banks have expanded into new markets, our company's civic involvement has followed. Whenever possible, we believe that bank office managers should live in the area in which they do business. This allows them to become personally familiar with the needs of their communities. And since their customers are often also acquaintances from church or scouts, or neighbors, or lifelong friends, our managers form long-term, personal relationships with the people with whom they do business.

We know, however, that personal service is not enough. Our customers expect and deserve service of the highest quality. We strive to provide this, with trained, experienced, and dedicated employees at all levels of the organization. From the newest teller, who completes rigorous training with excellent teller trainers, to the loan officer with decades of experience, each of our employees understands that the reputation of our company depends upon them doing their very best every day. At National Bankshares and its subsidiaries, we hire good people, and we support them with the training they need to do an outstanding job.

Even though our business is built on the cornerstone of excellent personal service, we believe that being committed to community banking also includes offering our customers access to a full range of financial services utilizing the most up-to-date technology. Many of our customers choose one or more alternative methods of doing their banking. Those who wish to do so may access their bank checking and savings accounts at ATM's, with debit cards, or by using TeleBanc, our automated voice response system. The National Bank's customers also have the option of worldwide access to their account information, account transfers, and electronic bill payment by using Internet banking. Business customers at both banks frequently take advantage of ACH electronic transfers to automatically make payroll and other recurring payments.

As I mentioned, we think that community banking must include a full range of financial services. Our customers should be able to stay in the National Bankshares family for all of their financial needs. That is why we now offer insurance and investments through National Bankshares Financial Services, Inc.

Both The National Bank and Bank of Tazewell County have Trust Departments to assist customers with their trust, estate and financial planning needs. We issue our own credit cards and debit cards, and our own employees are available locally to answer merchants' and customers' questions and to resolve any problems they might encounter.

Because National Bankshares and its subsidiaries is able to provide a full range of financial services to our customers, and because they are free to choose from a wide array of service delivery options, I believe that the future is bright for community banking in general and for National Bankshares in particular. To insure that future, The National Bank is building a new office in Downtown Christiansburg, and we are looking forward to opening this summer. We have plans for some exciting new bank products this year. The National Bank is currently in the process of installing a new generation of host computer to support the core banking operations at both banks. This will be followed later in the year by enhancements to our computer network. This investment in hardware and software will allow us to provide even better service to our customers. In the coming year, we are looking forward to continuing and expanding our commitment to community banking.

Although we are looking ahead to the future, I would like to take a moment to share some highlights of 2002. As you know, the past year was a very good one for National Bankshares, Inc. By taking advantage of the interest rate environment to maximize net interest income, maintaining good levels of non-interest income, and holding the line on non-interest expense, National Bankshares, Inc. achieved record net income of over $10 million, an increase of nearly 37% over 2001. We shared this success with our stockholders by increasing cash dividends per share from $0.86 per share in 2001 to $0.97 per share in 2002. National Bankshares, Inc. ended the year with total assets of nearly $685 million up by almost 6.3% over total assets at December 31, 2001.

I would like to thank you, our stockholders, for your confidence and support. We know that you share the commitment and enthusiasm of the directors and employees of National Bankshares, Inc. and each of its subsidiaries to offering our communities the very best in community banking.


Picture of                              /s/ James G. Rakes
"James G. Rakes"
                                        James G. Rakes
                                        Chairman of the Board
                                        President and Chief Executive Officer

National Bankshares, Inc. and Subsidiaries
Selected Consolidated Financial Data
$ In thousands, except per share data.

                                                                Years ended December 31,
                                                 2002        2001        2000        1999         1998
---------------------------------------------------------------------------------------------------------------
Selected        Interest income              $  42,747      45,527       38,358     33,603       31,828
Income          Interest expense                15,764      22,771       18,163     14,203       13,928
Statement       Net interest income             26,983      22,756       20,195     19,400       17,900
Data:           Provision for loan losses        2,251       1,408        1,329      1,400          624
                Noninterest income               5,712       5,204        4,082      3,512        3,174
                Noninterest expense             17,427      16,953       12,876     11,868       11,061
                Income taxes                     3,003       2,285        2,763      2,556        2,591
                Net income                      10,014       7,314        7,309      7,088        6,798

Per Share       Basic and diluted net income $    2.85        2.08         2.08       1.96         1.79
Data:           Cash dividends declared           0.97        0.86         0.85       0.80         0.74
                Book value per share (1)         20.82       18.59        17.04      14.99        16.00

Selected        Loans, net                   $ 404,247     394,042      355,795    291,562      236,578
Balance Sheet   Total securities               219,294     191,476      156,344    137,492      166,754
Data at End     Total assets                   684,935     644,623      593,497    472,134      445,166
of Year:        Total deposits                 608,271     576,618      530,648    407,187      382,696
                Stockholders' equity            73,101      65,261       59,834     52,723       58,503

Selected        Loans, net                   $ 404,717     380,970      310,624    266,431      225,613
Balance Sheet   Total securities               191,493     188,809      142,686    151,424      152,432
Daily           Total assets                   655,783     635,692      500,381    454,189      420,988
Averages:       Total deposits                 583,298     569,139      433,673    391,583      359,970
                Stockholders' equity (1)        69,895      63,460       55,682     56,196       58,282

Selected        Return on average assets         1.53%       1.15%        1.46%      1.56%        1.61%
Ratios          Return on average equity (1)    14.33%      11.53%       13.13%     12.61%       11.66%
                Dividend payout ratio           34.01%      41.29%       40.87%     39.70%       41.29%
                    Average equity to
                        average assets (1)      10.66%       9.98%       11.13%     12.37%       13.84%

(1) Includes the amount related to common stock subject to ESOP put option excluded from stockholders' equity on the Consolidated Balance Sheets in 1998.

Management's Discussion and Analysis

($ In Thousands, except per share data)

Performance Summary
        Net income in 2002 for National Bankshares, Inc. (Bankshares) and its wholly-owned subsidiaries, The National Bank of Blacksburg (NBB), Bank of Tazewell County (BTC) and National Bankshares Financial Services (NBFS), (the Company), was $10,014, an increase of $2,700 or 36.92% over the previous year. This produced a return on average assets and a return on average equity of 1.53% and 14.33%, respectively.
        Net income for the Company for 2001 was $7,314, an increase of $5 or 0.07% over 2000. The return on average assets and return on average equity for 2001 were 1.15% and 11.53%, respectively. Basic and diluted net income per share over the three-year period was $2.85 per share in 2002, compared to $2.08 in 2001 and 2000. The dividend payout ratio for 2002 was 34.01%, which compares to 41.29% in 2001 and 40.87% in 2000.

Graph of "Net Income"
($ in millions)

      2000              2001              2002
----------------   ---------------   ---------------
      $7.3              $7.3             $10.0

Net Interest Income
        Net interest income for 2002 was $26,983, an increase of $4,227 or 18.58% over 2001. This increase was primarily the result of the low interest rate environment the Company experienced throughout all of 2002. The yield on earning assets for 2002 was 7.27%, declining 63 basis points during the year. During the same period, the cost to fund earning assets decreased by 127 basis points. These combined to produce an increase in the net interest margin of 64 basis points. As can be seen by this data, the cost to fund earning assets declined at a faster rate than the yield on earning assets.
        While the current rate environment continues to be generally favorable to the Company's overall profitability, it is the opinion of management that current rate levels are not sustainable over a long period of time. It is believed that, as the general economy recovers, interest rates can be expected to increase to negate or control inflationary pressures. Rising interest rates generally have a short to intermediate term adverse effect on the Company's net interest income and profitability.
        In the meantime, while interest rates remain at low levels, it is expected that the Company's yield on earning assets will gradually decline as older, higher rate loans and investments mature or are called. In particular, longer-term investments purchased during the period to replace those matured or called may ultimately have a negative impact on net interest income. As indicated by the statement of cash flows, approximately $44,995 in securities available for sale were purchased in 2002. These securities consisted predominately of securities with maturities in excess of five years.
        In purchasing these securities, the Company has increased the level of interest rate risk in its balance sheet. While the securities have been classified as available for sale, a future rising rate environment and the accompanying decrease in asset value could make the sale of the securities undesirable from a profitability perspective. (In addition, with callable securities purchased during a period of low interest rate levels, the expectation of the call feature being activated is somewhat diminished). Hence, in a rising rate scenario the Company's ability to re-price these assets could be limited and result in a negative impact on the Company's net interest margin.
           Risk factors which affect interest rates and the general economy include the pace and extent at which the economy recovers, the timing and extent of interest rate increases, and other factors including, but not limited to, future terrorist activities, potiential disruptions in oil supplies and political problems in the Middle East.
              Net interest income for 2001 was $22,756, an increase of $2,561 or 12.68%. The net interest margin for 2001 was 4.11%, a 42 basis point decrease from 2000.
              These results were caused in part by the rising interest rate environment that existed throughout 2000, which steadily increased interest expense until January 2001 when the Federal Reserve Bank initiated a series of interest rate reductions to stimulate the faltering national economy. The falling rate environment benefited the Company by the end of 2001.
             Another factor that affected the interest rate margin was acquisition activity. In late 2000, the Company purchased six branches from AmSouth Bank. While the assumption of the interest expense was immediate, it was not possible to channel the new funds immediately into the loan portfolio due to economic conditions. Surplus funds, instead, were placed in the lower yielding investment portfolio. Accordingly, interest expense grew at a faster rate than interest income, adversely affecting the net interest margin.

Interest Rate Sensitivity
        The Company considers interest rate risk to be a significant market risk and has systems in place to measure the exposure of net interest income and fair market values to movement in interest rates. Interest rate sensitivity analyses provides management with information related to repricing opportunities, while interest rate shock simulations indicate potential economic loss due to future interest rate changes.
               During 1999 and 2000, interest rates rose substantially. In addition to the adverse effects on the net interest margin, the rising rates reduced the Company's ability to respond to interest rate movements. At December 31, 2000, the Company's investment portfolio contained a substantial amount of longer-term securities with call features. Due to the higher interest rate levels, the securities were not called as anticipated. At the time, the net unrealized losses made the sale of the securities impractical, thereby restricting one of management's primary means of controlling the effects of interest rate changes.
               With the onset of the declining rate environment that began in January 2001, both of the aforementioned problems began to abate. Interest expense, which had been at high levels at the beginning of 2001, declined rapidly and market values of the securities rebounded making the sale of the securities feasible, if deemed necessary.
         During 2002, the Company continued to benefit from the low interest rate environment. While this favorable interest rate level is expected to continue into 2003, it is not within management's ability to predict the timing or extent of any future interest rate increases.
                Risk factors and forward looking statements previously discussed under "Net Interest Income" apply. As previously stated, the Company uses simulation analysis to forecast its balance sheet and monitor interest rate sensitivity. One test is a shock analysis that measures the effect of a hypothetical, immediate and parallel shift in interest rates. The following table shows the results of a rate shock and the effects on net income and return on average assets and return on average equity projected at December 31, 2003.
        For purpose of this analysis noninterest income and expenses are assumed to be flat.

($ In thousands, except for percent data)
--------------------- ------------------- -------------------- -----------------
     Rate Shift         Change In Net      Return On Average      Return On
 ( In basis points)         Income              Equity          Average Assets
--------------------- ------------------- -------------------- -----------------
            300           (-) 3,927               11.56%             1.28%
            200           (-) 2,507               13.27%             1.48%
            100           (-) 1,239               14.78%             1.65%
        (-) 100               1,193               17.61%             2.00%
        (-) 200               1,628               18.11%             2.06%
        (-) 300               1,199               17.61%             2.00%


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

Provision and Allowance for Loan Losses
        The adequacy of the allowance for loan losses is based on management's judgment and analysis of current and historical loss experience, risk characteristics of the loan portfolio, concentrations of credit and asset quality, as well as other internal and external factors such as general economic conditions.
        An internal credit review department performs pre-credit analyses of large credits and also conducts credit review activities that provide management with an early warning of asset quality deterioration.
        The internal credit review department also prepares regular analyses of the adequacy of the provision for loans losses. These analyses include calculations based upon a mathematical formula that considers identified potential losses and makes pool allocations for historical losses for various loan types. In addition an amount is allocated based upon such factors as changing trends in the loan mix, the effects of changes in business conditions, the effects of any changes in loan policies, and the effects of competition and regulatory factors on the loan portfolio. The internal credit review department has determined that the Company's provision for loan losses is sufficient.
        Loan loss and other industry indicators related to asset quality are presented in the Loan Loss Data table.

Loan Loss Data Table
($ In thousands)
                                    2002           2001          2000
                                ------------- --------------- ------------
Provision for loan losses       $   2,251          1,408         1,329
Net charge-offs to average
net loans                            0.35%          0.27%         0.21%
Allowance for loan losses to
  loans, net of unearned
  income and deferred fees           1.24%          1.07%         1.08%

Allowance for loan losses to
  nonperforming loans            1,768.06%      1,206.78%     4,415.91%
Allowance for loan losses to
  nonperforming assets             617.21%        756.11%       618.79%
Nonperforming assets to
  loans,  net of unearned
  income and deferred fees,
  plus other real estate
  owned                              0.20%          0.14%         0.17%
Nonaccrual loans                $     288            354            88
Restructured loans                    ---            ---           ---
Other real estate owned, net          537            211           540
                                -------------- -------------- ------------
Total nonperforming assets      $     825            565           628
                                ============== ============== ============
Accruing loans past due 90
  days or more                  $     977            980         1,321
                                ============== ============== ============


Note: Nonperforming loans include nonaccrual loans and restructured loans, but do not include accruing loans 90 days or more past due.

        Several factors contributed to the Company's decision to increase the provision for loan losses in 2002. While overall asset quality remained satisfactory in 2002, the level of exposure to loss increased, particularly in the loans to individuals' category. In addition, much of the growth in 2002 was in the commercial loan category, which increased the Company's exposure to losses resulting from defaults in large dollar loans. While the number of such defaults would only constitute a small number of loans, the sizable dollar amount of the individual credits tends to increase the possibility of greater loss. Declining economic conditions in the Company's market area have also contributed to a higher net charge-off ratio which rose from .26% in 2000 to .27% in 2001 and .35% in 2002. In addition, total nonperforming assets were at $825 on December 31, 2002, an increase of 46% from 2001. Declining economic conditions in the Company's market area have also contributed to a higher net charge-off ratio which rose from .26% in 2000 to .27% in 2001 and .35% in 2002. In addition total nonperforming assets were at $825 on December 31, 2002, an annual increase of 46% from 2001.
        Nonperforming assets at December 31, 2001 were $565, a decrease of $63 or 10.03% from 2000. Net charge-offs to average net loans for 2001 was 0.27%. The provision for loan losses for 2001 was $1,408, an increase of $79 or 5.94% from 2000.
        While past efforts directed at improving asset quality have been largely successful, management is unable to estimate when and under what exact terms existing and future problem assets will be resolved. Changing economic conditions, the timing and extent of changes, and the ultimate impact on the Company's asset quality is not within management's ability to predict with any degree of precision. In addition, precise loss predictions may be difficult to determine because of the complex circumstances that surround troubled debts.

Noninterest Income
        Noninterest income for 2002 was $5,712, an increase of $508 or 9.76%. The largest increase occurred in realized gains and losses on securities and other income categories. Non-recurring income described below accounted for much of the increase.
        Noninterest income for 2001 was $5,204, an increase of $1,122 or 27.49% from 2000. The increase for the most part was due to the acquisition of the six AmSouth Bank branches in late 2000 and a seventh branch from First Union National Bank in the first quarter of 2001.

        The level of service charges on deposits is driven by demand deposit volume, types of accounts opened, service charge rates in effect, the level of charges such as overdraft fees, and the fee waiver policy for these fees.
        Service charges on deposit accounts were $2,229 for 2002, a decrease of $17 or 0.76% from 2001. There were no unusual factors that had a material impact on this category in 2002.
        Service charges on deposit accounts for 2001 were $2,246, an increase of $563 or 33.45% from 2000. The increase was due primarily to the purchase of six branches in late 2000 and a single purchase in the first quarter of 2001. An increase in fee schedules also contributed to the increase, though to a lesser extent.
        Trust income for 2002 was $968, a decrease of $123 or 11.27% from 2001. Trust income is dependent upon market conditions as well as the types of accounts being handled at any given point in time. Market conditions, which directly affect the value of trust assets managed and in turn trust fees, were less favorable in 2002. Management believes that current market conditions will continue to have a negative impact on trust fees for the foreseeable future.
        In 2001 trust income was $1,091, an increase of $206 or 23.28% over 2000. This increase was mostly due to a higher level of estate business. Due to its nature, estate business volume and the related income is not within management's ability to predict and may fluctuate considerably from time to time.
        Credit card income is composed of several types of fees and charges, including transaction or interchange fees, merchant discount fees, and over-limit charges. Given the highly competitive market, which limits the amount of set charges, revenue increases result from growth in the number of merchant accounts processed and increases in the number of customer credit and debit card accounts.
        Credit card income for 2002 was $1,409, an increase of $182 or 14.83% when compared to 2001, primarily due to increased volume. A portion of this increase was due to reduced charges from the Company's credit card processor. These charges are tiered and, having reached the next higher volume level, the charges decreased accordingly. Increased income in this area was also in part due to volume created by the addition of new merchants.
        Credit card fees for 2001 were $1,227, an increase of $215 or 21.25% over 2000. This increase was due in part to the purchase of six branches, which expanded the company's service area and also to the introduction of the Company's debit card service to BTC's trade area.

Other Income
        Other income for the year ended December 31, 2002 was $500, an increase of $170 or 51.52%. For 2002 other income contained several non-recurring items. Included in this was nontaxable proceeds from a life insurance policy, which was approximately $36 and a legal expense recovery of $14 from a prior year. Other income also includes commissions from the sale of securities and insurance, which totaled approximately $239 in 2002 and $99 in 2001.
        Other Income for 2001 was $330, up 127.6% over 2000. Of this increase, approximately $99 was due to income derived from securities and insurance commissions generated by the Company's non-bank subsidiary National Bankshares Financial Services.
        Net realized gains and losses on securities was $346, an increase of $342 over 2001. In the second and third quarter of 2002, the Company sold investments at a total gain of approximately $335. The remainder of the net increase was due to called securities and routine equity adjustments on certain investments.
        Net realized gains for 2001 of $4 were primarily due to the write down of the Company's investment in two limited liability companies established for the sale of title insurance and insurance services, offset by the call of a single bond in late 2001.

Noninterest Expense
        Noninterest expense for 2002 was $17,427, an increase of $474 or 2.80% from 2001. The largest increase was in the salaries and employee benefits category, which increased $827 or 10.23%. Net costs of other real estate owned increased to $145 or 16.00%. These items are described in further detail below.
        Noninterest expense for 2001 was $16,953, an increase of $4,077 or 31.66%. In November of 2000, the Company purchased six AmSouth Bank branches. Since the acquisition was in late 2000, the impact on 2000 was minimal, with the full effect not felt until 2001. Categories such as salaries and benefits, occupancy, intangibles and other operating expense all increased due to these acquisitions. Noninterest expense for 2001 also increased with the purchase of a branch in March of 2001.
        Salaries and employee benefits, as previously mentioned, increased at a rate higher than average for the company for several reasons. In the first quarter of 2001, the Company's BTC affiliate acquired a branch office in Bluefield, Virginia. Salaries and employee benefits expense for this office were included for nine months in 2001, as opposed to twelve months for 2002. For the first time since it became a participating employer in the National Bankshares, Inc. the Company's BTC affiliate had a contribution expense of $120 to the ESOP in 2002. Additional costs associated with employee health insurance, executive compensation and other benefits also experienced increases.
        Occupancy expense was $1,692, a decrease from 2001 of $23. While this category included new expenses in part associated with acquisition activity previously mentioned, efforts to restrain expenditures produced an overall decrease.
        In the second quarter of 2002, the Company's NBB affiliate announced its intent to open a new branch office in Christiansburg, Virginia. The office is expected to open in the second quarter of 2003.
        The Company's BTC affiliate consolidated two of its Bluefield, Virginia offices into a single office during the fourth quarter of 2002.
        Occupancy expense for 2001 was $1,715, an increase of $400 or 30.42% over the year 2000. Acquisition activity accounted for a majority of the increase.
        Data processing expenses decreased by $247 or 18.39% when 2002 and 2001 are compared. This decline was primarily due to a reduction in maintenance costs and the absence of conversion costs associated with the 2001 branch acquisition that were previously discussed.
        In 2002 the Company was advised by its host computer hardware provider that operating system support would be terminated by the end of 2004. Given the importance of this area, management initiated a project to determine the appropriate course of action. Management has elected to upgrade its host computer system in 2003.
        Data processing expenses for 2001 were $1,343, an increase of $412 or 44.25% over 2000. The acquisition of six AmSouth Bank branches late in 2000 and the purchase of one branch in March 2001 were the primary contributors to the increase.
        Credit card processing expenses were up $32 for 2002. An increase in volume offset by two nonrecurring items totaling $52 combined to produce the increase. Of the two nonrecurring items, one represented a refund of certain processing charges. The second, for $10, consisted of a signing bonus connected with acquiring a new vendor.
        Credit card processing costs for 2001 were $1,004, a decrease of $21 or 2.05% from 2000. The cost decrease was primarily due to a combination of factors. The previously mentioned branch acquisitions and the introduction of debit card services at the company's BTC affiliate added to this expense. A one-time loss experienced in 2000, offset the volume related increases to produce a net decrease.
        Expenses related to other real estate owned were $145 for 2002. The primary cause of this increase was a $75 write-down of certain properties. These properties had been held for a period of more than ten years. While several sales had taken place over the past few years, they could best be characterized as somewhat slow. This effort, which was designed to accelerate sales of the properties, was in large part successful.
        The net cost of other real estate owned includes expenses to acquire, maintain and dispose of foreclosed properties. Net gains and losses on disposition are also included. During 2001 these expenses were $125, an increase of $42 or 50.60% over 2000.
        Other operating expenses were $3,592 for 2002, a decrease of $175 or 4.65% from 2001 Other operating expenses for 2001 were $3,767, an increase of $834 or 28.44%. The majority of the increase was due to acquisition activities, which as expected, increased various categories such as telephone, courier service, and stationery and supplies.

Income Taxes
        Income tax expense increased in 2002 due to the increase in net income and was offset to a degree by a higher level of investment in tax free obligations.
        Tax exempt interest income continues to be the primary difference between the "expected" and reported income tax expense. The Company's effective tax rates for 2002, 2001 and 2000 were 23.07%, 23.80% and 27.43%, respectively.
        See Note 10 of Notes to Consolidated Financial Statements for additional information relating to income taxes.

Effects of Inflation
        The Company's consolidated statements of income generally reflect the effects of inflation. Since interest rates, loan demand, and deposit levels are related to inflation, the resulting changes are included in net income. The most significant item, which does not reflect the effects of inflation, is depreciation expense, because historical dollar values used to determine this expense do not reflect the effect of inflation on the market value of depreciable assets after their acquisition.

Balance Sheet
        Total assets for the Company at December 31, 2002 were $684,935. This represents an increase of $40,312 or 6.25% when compared to 2001. Total daily average assets were $655,783 for 2002, which compares to $635,692 for 2001. Growth for 2002 was from the development of the Company's existing franchise as there were no acquisitions in 2002.
        Total assets for the Company were $644,623 at December 31, 2001. This represents an increase of $51,126 or 8.61% over 2000. This increase was primarily due to the acquisition of a branch from First Union National Bank in March 2001. The transaction included the acquisition of approximately $34,000 in deposits and approximately $9,200 in loans.

Graph of "Total Assets"
($ in millions)

      2000              2001              2002
----------------   ---------------   ---------------
     $593.5            $644.6            $684.9

Loans
        Loans net of unearned income and deferred fees grew by $11,025 or 2.77% during 2002. As can be seen by the balance sheet, the composition of the loan portfolio shifted toward the commercial category during 2002. Loans to individuals have experienced a moderate decline. It is not known to what extent loans to individuals will ultimately decline or when growth in this area will resume. Loans to individuals generally produce higher yields than other types of loans. A prolonged and substantial run-off of these loans could have a measurable adverse impact on the Company's net interest margin.
        Loans net of unearned income and deferred fees grew by $38,633 or 10.74% in 2001. Of this amount, approximately $9,200 was due to the First Union National Bank branch purchase referred to previously. Excluding purchased loans, the Company experienced moderately strong growth in 2001.
        The Company engages in the origination and sale of mortgage loans in the secondary market. In 2002 and 2001, the Company originated $36,915 and $28,247, respectively, and sold $37,214 and $27,102, respectively, of mortgage loans.

Graph of "Net Loans"
($ in millions)

      2000              2001              2002
----------------   ---------------   ---------------
     $355.8            $394.0            $404.2

Securities
        Securities available for sale at December 31, 2002 were $119,734, an increase of $31,067 or 35.04% over 2001. Securities held to maturity totaled $99,560 at December 31, 2002. These securities decreased by $3,249 or 3.16% from the totals at December 31, 2001.
        As can be seen in the consolidated statement of cash flows, $44,995 was re-invested in securities available for sale and $16,953 in securities held to maturity. Maturities for bonds purchased were generally longer term, with maximization of yields being the primary objective.
        Securities available for sale at December 31, 2001 were $88,667. This represents a decrease of $35,118 or 28.37% from December 31, 2000. Securities held to maturity increased $70,250 or 215.76% when the two periods are compared. The increased emphasis on held to maturity represented an effort to manage the level of unrealized gains and losses, which had fluctuated substantially in the prior three years. New volume was the result of the branch acquisitions previously discussed.
        At December 31, 2002 and 2001, the Company had no investment concentrations in any single issues (excluding U.S. Government) that exceeded ten percent of capital.

Deposits
        Total deposits at December 31, 2002 were $608,271, an increase of $31,653 or 5.49% from December 31, 2001. Noninterest-bearing demand deposits grew by 3.18%, while interest-bearing demand deposits grew by 23.08%. Savings deposits increased by 0.26%, with time deposits declining by 0.54%. Management believes that the increase in interest-bearing demand deposits is in part due to customers' expectations of higher interest rates in the near to intermediate term, which has created a reluctance to commit to longer term deposit instruments. If this trend continues, it would have the effect of making the Company increasingly liability sensitive, which in a rising rate scenario could negatively affect the net interest margin.
        At December 31, 2001, total deposits were $576,618, an increase of $45,970 or 8.66% over December 31, 2000. Of this increase, approximately $34,000 was due to the purchase of the First Union National Bank branch referred to previously.

Derivatives and Market Risk Exposures
        The Company is not a party to derivative financial instruments with off-balance sheet risks such as futures, forwards, swaps, and options. The Company is a party to financial instruments with off-balance sheet risks such as commitments to extend credit, standby letters of credit, and recourse obligations in the normal course of business to meet the financing needs of its customers. See note 14 of Notes to Consolidated Financial Statements for additional information relating to financial instruments with off-balance sheet risk. Management does not plan any future involvement in high risk derivative products. The Company has investments in mortgage-backed securities, principally GNMA's, with a fair value of approximately $26,199, which includes $2,006 of structured notes. In addition, the Company has investments in non-mortgage-backed structured notes with fair value of approximately $2,041. See Note 3 of Notes to Consolidated Financial Statements for additional information relating to securities.
        The Company's securities and loans are subject to credit and interest rate risk, and its deposits are subject to interest rate risk. Management considers credit risk when a loan is granted and monitors credit risk after the loan is granted. The Company maintains an allowance for loan losses to absorb losses in the collection of its loans. See Note 5 of Notes to Consolidated Financial Statements for information relating to the allowance for loan losses. See Note 15 of Notes to Consolidated Financial Statements for information relating to concentrations of credit risk. The Company has an asset/liability program to manage its interest rate risk. This program provides management with information related to the rate sensitivity of certain assets and liabilities and the effect of changing rates on profitability and capital accounts. While this planning process is designed to protect the Company over the long-term, it does not provide near-term protection from interest rate shocks, as interest rate sensitive assets and liabilities do not, by their nature, move up or down in tandem in response to changes in the overall rate environment. The Company's profitability in the near term may be temporarily affected either positively by a falling interest rate scenario or negatively by a period of rising rates. See
Note 16 of Notes to Consolidated Financial Statements for information relating to fair value of financial instruments and comments concerning interest rate sensitivity.

Liquidity
        Liquidity is the ability to provide sufficient cash flow to meet financial commitments and to fund additional loan demand or withdrawal of existing deposits. Sources of liquidity include deposits, loan principal and interest repayments, sales, calls and maturities of securities, and short-term borrowings. The Company also has available a line of credit with the Federal Home Loan Bank to provide for liquidity needs. The Company maintained an adequate liquidity level during 2002 and 2001.
        Cash flows from operating activities for 2002 were $14,244. The principal source of cash was net income.
        Net cash used in investment activities was $43,013. While the majority of the called and maturing securities were re-invested in the securities available for sale category, these funds may not be available in the future to meet liquidity needs. Given the low interest rate environment currently being experienced, a rising rate environment would tend to erode securities values making their sale undesirable from a profitability perspective. A rising rate scenario would further inhibit the activation of any call features. The company experienced a similar situation in the last period of rising rates that occurred in the 1999 and 2000 time periods. (See additional comments under "Interest Rate Sensitivity").
        Cash provided by financing activities was $28,792 compared to $39,133 in 2001. The majority of the difference between the two years was in deposits purchased, which totaled $29,862 in 2001 and none in 2002. Time deposits decreased by $1,743 in 2002 and $38,490 in 2001. Other deposits increased $33,396 in 2002. Comments made under "Deposits" apply.
        Net cash from operating activities for 2001 was $10,017, up from $9,691 in 2000.
        Cash used in investing activities was $47,987, down from $113,774 in 2000. Purchases of loans and federal funds sold declined substantially from 2000. This corresponded to a substantial increase in cash provided by financing activities in 2000, which was due to acquisition activity.
        The Company's liquidity position remained satisfactory throughout 2001. The acquisition of the First Union National Bank branch in March 2001 further enhanced liquidity, which was already in satisfactory condition following the late 2000 acquisition of the AmSouth branches. Securities purchases accounted for the largest use of funds, with purchased deposits and an increase in the other deposit category the primary sources.
        Management is not aware of any other commitments or events that will result in or are reasonably likely to result in a material and adverse decrease in liquidity.


Capital Resources
        Total shareholders' equity at December 31, 2002 was $73,101, an increase of $7,840 or 12.01%. Total average capital to total average assets was 10.66% for 2002, which compares to 9.98% in 2001. Of the increase, net income accounted for $10,014, offset by dividends to shareholders in the amount of $3,406. Net unrealized gains and losses from securities available for sale accounted for the remainder of the increase. There were no shares repurchased by the Company in 2002. Management was authorized to repurchase up to 50,000 shares in 2002 as deemed appropriate considering market conditions. The dividend payout ratio for 2002 was 34.01% and 41.29% for 2001.
        Total stockholders' equity increased by $5,427 or 9.07% for the year 2001. Growth was the result of net income of $7,314, offset by dividends to shareholders of $3,020. Stock in the amount of $8 was repurchased.
        Banks are required to apply percentages to various assets, including off-balance sheet assets, to reflect their perceived risk. Regulatory defined capital is divided by risk weighted assets in determining the banks' risk-based capital ratios. No regulatory authorities have advised NBI, NBB or BTC of any specific leverage ratios applicable to them. NBI, NBB and BTC's capital adequacy ratios exceed regulatory requirements and provide added flexibility to take advantage of business opportunities as they arise. See Note 11 of Notes to Consolidated Financial Statements for additional information.

Recent Accounting Pronouncements
        See Note 1 of Notes to Consolidated Financial Statements for information relating to recent accounting pronouncements.

Branch Acquisitions
        In a move to improve the Company's competitive position, BTC announced on September 15, 2000 that it would acquire a branch in Bluefield, Virginia from First Union National Bank. The acquisition involved the purchase of approximately $34,000 in deposits and $9,200 in loans. The acquisition was completed in the first quarter of 2001.

Common Stock Information and Dividends
        National Bankshares, Inc.'s common stock is traded on the Nasdaq SmallCap Market under the symbol "NKSH". As of December 31, 2002, there were 1,024 record stockholders of Bankshares common stock. The following is a summary of the market price per share and cash dividend per share of the common stock of National Bankshares, Inc. for 2002 and 2001.

Common Stock Market Prices
                                2002                            2001                   Dividends per share
                   --------------- --------------- --------------- --------------- --------------- ---------------
                        High            Low             High            Low             2002            2001
                   --------------- --------------- --------------- --------------- --------------- ---------------
First Quarter       $  23.00            20.03          20.25           18.00             ---            ---
Second Quarter         30.00            22.00          20.80           17.80            0.46           0.43
Third Quarter          28.45            26.00          24.60           20.00             ---            ---
Fourth Quarter         31.15            26.75          23.00           20.10            0.51           0.43



        NBI's primary source of funds for dividend payments is dividends from its subsidiaries, NBB and BTC. Bank regulatory agencies restrict dividend payments of the subsidiaries, as more fully disclosed in Note 11 of Notes to Consolidated Financial Statements.

                          Independent Auditor's Report

To the Board of Directors and Stockholders
National Bankshares, Inc.
Blacksburg, Virginia

We have audited the accompanying consolidated balance sheets of National Bankshares, Inc. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the years ended December 31, 2002, 2001 and 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of National Bankshares, Inc. and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for the years ended December 31, 2002, 2001 and 2000 in conformity with accounting principles generally accepted in the United States of America.




Winchester, Virginia
January 23, 2003

National Bankshares, Inc. and Subsidiaries
Consolidated Balance Sheets

$ In thousands, except share data. December 31, 2002 and 2001.

                                                                                   2002        2001
                                                                                ----------- -----------
Assets                Cash and due from banks                                   $  12,316      12,293
                      Interest-bearing deposits                                    18,818      15,510
                      Federal funds sold                                            1,724       1,080
                      Securities available for sale, at fair value                119,734      88,667
                      Securities held to maturity (fair value approximates
                        $103,187  at December 31, 2002 and $103,234 at
                        December 31, 2001)                                         99,560     102,809
                      Mortgage loans held for sale                                    846       1,145
                      Loans:
                              Real estate construction loans                       22,294      19,573
                              Real estate mortgage loans                           82,193      77,339
                              Commercial and industrial loans                     209,368     189,764
                              Loans to individuals                                 96,762     113,413
                                                                                ----------- -----------
                                     Total loans                                  410,617     400,089
                              Less unearned income and deferred fees               (1,278)     (1,775)
                                                                                ----------- -----------
                              Loans, net of unearned income and deferred fees     409,339     398,314
                              Less allowance for loan losses                       (5,092)     (4,272)
                                                                                ----------- -----------
                                     Loans, net                                   404,247     394,042
                                                                                ----------- -----------
                      Premises and equipment, net                                   9,938      10,132
                      Accrued interest receivable                                   4,290       4,917
                      Other real estate owned                                         537         211
                      Intangible assets and goodwill, net                          10,912      11,866
                      Other assets                                                  2,013       1,951
                                                                                ----------- -----------
                                     Total assets                               $ 684,935     644,623
                                                                                =========== ===========
Liabilities and       Noninterest-bearing demand deposits                       $  74,032      71,751
Stockholders'         Interest-bearing demand deposits                            165,216     134,230
Equity                Savings deposits                                             48,956      48,827
                      Time deposits                                               320,067     321,810
                                                                                ----------- -----------
                                     Total deposits                               608,271     576,618
                                                                                ----------- -----------
                      Other borrowed funds                                            748         203
                      Accrued interest payable                                        700       1,101
                      Other liabilities                                             2,115       1,440
                                                                                ----------- -----------
                                     Total liabilities                            611,834     579,362
                                                                                ----------- -----------

                      Commitments and contingencies
                      Stockholders' equity:
                              Preferred stock, no par value, 5,000,000 shares
                                 authorized; none issued and outstanding              ---         ---
                              Common stock of $2.50 par value. Authorized
                                 5,000,000 shares; issued and outstanding,
                                 3,511,377 shares                                   8,778       8,778
                              Retained earnings                                    62,525      55,917
                              Accumulated other comprehensive income, net           1,798         566
                                                                                ----------- -----------
                                Total stockholders' equity                         73,101      65,261
                                                                                ----------- -----------
                                Total   liabilities  and   stockholders equity  $ 684,935     644,623
                                                                                =========== ===========

The accompanying notes are an integral part of these consolidated financial statements.

National Bankshares, Inc. and Subsidiaries
Consolidated Statements of Income

$ In thousands, except per share data. Years ended December 31, 2002, 2001 and 2000.

                                                                              2002          2001          2000
                                                                           ------------ ------------- -------------
Interest         Interest and fees on loans                                  $ 32,420        33,456        28,326
Income           Interest on federal funds sold                                    42           652           338
                 Interest on interest-bearing deposits                            276           577           689
                 Interest on securities - taxable                               5,490         7,501         6,760
                 Interest on securities - nontaxable                            4,519         3,341         2,245
                                                                           ------------ ------------- -------------
                         Total interest income                                 42,747        45,527        38,358
                                                                           ------------ ------------- -------------
Interest         Interest on time deposits of $100,000 or more                  3,470         4,605         3,455
Expense          Interest on other deposits                                    12,289        18,158        14,080
                 Interest on borrowed funds                                         5             8           628
                                                                           ------------ ------------- -------------
                         Total interest expense                                15,764        22,771        18,163
                                                                           ------------ ------------- -------------
                         Net interest income                                   26,983        22,756        20,195
                 Provision for loan losses                                      2,251         1,408         1,329
                                                                           ------------ ------------- -------------
                       Net interest income after provision for loan losses     24,732        21,348        18,866
                                                                           ------------ ------------- -------------

Noninterest      Service charges on deposit accounts                            2,229         2,246         1,683
Income           Other service charges and fees                                   260           306           348
                 Credit card fees                                               1,409         1,227         1,012
                 Trust income                                                     968         1,091           885
                 Other income                                                     500           330           145
                 Realized securities gains, net                                   346             4             9
                                                                           ------------ ------------- -------------
                         Total noninterest income                               5,712         5,204         4,082
                                                                           ------------ ------------- -------------

Noninterest      Salaries and employee benefits                                 8,912         8,085         6,360
Expense          Occupancy and furniture and fixtures                           1,692         1,715         1,315
                 Data processing and ATM                                        1,096         1,343           931
                 Credit card processing                                         1,036         1,004         1,025
                 Intangible assets and goodwill amortization                      954           914           229
                 Net costs of other real estate owned                             145           125            83
                 Other operating expenses                                       3,592         3,767         2,933
                                                                           ------------ ------------- -------------
                         Total noninterest expense                             17,427        16,953        12,876
                                                                           ------------ ------------- -------------
                 Income before income taxes                                    13,017         9,599        10,072
                 Income tax expense                                             3,003         2,285         2,763
                                                                           ------------ ------------- -------------
                         Net income                                          $ 10,014         7,314         7,309
                                                                           ============ ============= =============
                         Basic and diluted net income per share              $   2.85          2.08          2.08
                                                                           ============ ============= =============

The accompanying notes are an integral part of these consolidated financial statements.

National Bankshares, Inc. and Subsidiaries
Consolidated Statements of Changes in Stockholders' Equity

$ In thousands, except per share data.
                                                                Accumulated Other
                                      Common      Retained     Comprehensive Income     Comprehensive
                                       Stock      Earnings             (Loss)               Income        Total
                                    -----------  -----------    --------------------   ---------------  -----------
Balance at December 31, 1999           $ 8,792       47,384           (3,453)                              52,723
Net income                                 ---        7,309              ---                 7,309          7,309
Other comprehensive income:
  Unrealized holding gains on
    available for sale securities net
    of deferred taxes of $1,486            ---          ---              ---                 2,884            ---
  Less: reclassification adjustment,
    net of income taxes of $3              ---          ---              ---                    (6)           ---
                                                                                       ---------------
  Other comprehensive income, net of
    tax of $1,483                          ---          ---            2,878                 2,878          2,878
                                                                                       ---------------
Total comprehensive income net of
  tax of $4,246                            ---          ---              ---                10,187            ---
                                                                                       ===============
Common stock repurchased                   (12)         (77)             ---                                  (89)
Cash dividends ($0.85 per share)           ---       (2,987)             ---                               (2,987)
                                    -----------   -----------  --------------------                    ------------
-------------------------------------------------------------------------------------------------------------------

Balance at Decemeber 31,2000           $ 8,780       51,629             (575)                              59,834
Net Income                                 ---        7,314              ---                 7,314          7,314
Other comprehensive income:
  Unrealized holding gains on
    available for sale securities net
    of deferred taxes of $588              ---          ---              ---                 1,144            ---
  Less: reclassification adjustment,
    net of income taxes of $1              ---          ---              ---                    (3)           ---
                                                                                       ---------------
  Other comprehensive income, net of
    tax of $587                            ---          ---            1,141                 1,141          1,141
                                                                                       ---------------
Total comprehensive income, net of
tax of $2,872                              ---          ---              ---                 8,455            ---
                                                                                       ===============
Common stock repurchased                    (2)          (6)             ---                                   (8)
Cash dividends ($0.86 per share)           ---       (3,020)             ---                               (3,020)
                                    -----------   -----------  --------------------                    ------------
-------------------------------------------------------------------------------------------------------------------

Balance at December 31, 2001           $ 8,778       55,917              566                               65,261
Net income                                 ---       10,014              ---                10,014         10,014
Other comprehensive income:
  Unrealized holding gains on
    available for sale securities net
    of deferred, taxes of $948             ---          ---              ---                 1,841            ---
  Less: reclassification adjustment,
    net of income taxes of $118            ---          ---              ---                  (228)           ---
  Minimum pension liability
    adjustment, net of deferred taxes
    of $235                                ---          ---              ---                  (381)           ---
  Other comprehensive income, net of
    tax of $596                            ---          ---            1,232                 1,232          1,232
                                                                                       ---------------
Total comprehensive income                 ---          ---              ---                11,246            ---
                                                                                       ===============
Cash dividend ($0.97 per share)            ---       (3,406)             ---                               (3,406)
                                                  -----------                                          ------------
-------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2002           $ 8,778       62,525            1,798                               73,101
                                    ===========   ===========  ====================                    ============

 The accompanying notes are an integral part of these consolidated financial statements.

National Bankshares, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
$ In thousands.  Years Ended December 31, 2002, 2001 and 2000.

                                                                          2002        2001        2000
                                                                        ----------  ---------  ----------
Cash               Net income                                            $ 10,014      7,314       7,309
Flows              Adjustment to reconcile net income to net cash
from                 provided by operating activities:
Operating                Provision for loan losses                          2,251      1,408       1,329
Activities               (Benefit) from deferred income taxes                (551)      (166)       (253)
                         Depreciation of premises and equipment               977      1,106       1,015
                         Amortization of intangibles                          954        914         229
                         Amortization of premiums and accretion of
                           discounts, net                                     392        367         132
                         (Gains) losses on sale and calls of
                           securities available for sale, net                (331)        (4)          4
                         (Gains) on calls of securities held to
                           maturity, net                                      (15)       ---         (13)
                         Losses and writedowns on other real estate
                           owned                                               87         62          26
                         Originations of mortgage loans held for sale     (36,915)   (28,247)    (20,129)
                         Sales of mortgage loans held for sale             37,214     27,102      20,358
                         (Gains) losses on sale of fixed assets               (11)        (2)         (4)
                         Net change in:
                            Accured interest receivable                       627        132      (1,035)
                            Other assets                                      (34)       235        (258)
                            Accured interest payable                         (401)      (437)        887
                            Other liabilities                                 (14)       233          94
                                                                        ----------  ---------  ----------
                            Net cash provided by operating activities      14,244     10,017       9,691
                                                                        ----------  ---------  ----------

Cash               Net change in federal funds sold                          (644)    28,010     (26,290)
Flows              Net change in interest-bearing deposits                 (3,308)    (1,931)     (4,360)
from               Proceeds from repayments of mortgage-backed
Investing          securities available for sale                              813      3,482       1,558
Activities         Proceeds from sales of securities available for sale    11,042        ---         935
                   Proceeds from calls, maturities, and principal
                     repayments of securities available for sale            4,656     58,403       7,732
                   Proceeds from calls, maturities, and principal
                     repayments of securities held to maturity             20,017     24,160       3,192
                   Purchases of securities available for sale             (44,995)   (25,209)    (15,914)
                   Purchases of securities held to maturity               (16,953)   (94,602)    (12,117)
                   Purchases of loan participations                       (19,440)    (4,296)      2,759)
                   Collections of loan participations                       3,981      4,702       3,768
                   Loans purchased, including premium                         ---     (9,255)    (42,187)
                   Loan originations and principal collections, net         2,190    (31,740)    (24,869)
                   Proceeds from disposal of other real estate owned          255      1,095         271
                   Recoveries on loans charged off                            145        106          95
                   Additions to premises and equipment                       (805)      (921)     (2,839)
                   Proceeds from sale of premises and equipment                33          9          10
                                                                        ----------  ---------  ----------
                         Net cash used by investing activities            (43,013)   (47,987)   (113,774)
                                                                        ----------  ---------  ----------
Cash               Deposits acquired, net of premium                          ---     29,862      85,944
Flows              Net change in time deposits                             (1,743)   (38,460)     40,031
from               Net change in other deposits                            33,396     50,826     (10,807)
Financing          Net change in other borrowed funds                         545        (67)    (10,190)
Activities         Cash dividends paid                                     (3,406)    (3,020)     (2,987)
                   Common stock repurchased on                                ---         (8)        (89)
                                                                        ----------  ---------  ----------
                         Net cash provided by financing activities         28,792     39,133     101,902
                                                                        ----------  ---------  ----------
                   Net change in cash and due from banks                       23      1,163      (2,181)
                   Cash and due from banks at beginning of year            12,293     11,130      13,311
                                                                        ----------  ---------  ----------
                           Cash and due from banks at end of year        $ 12,316     12,293      11,130
                                                                        ==========  =========  ==========
Supplemental       Interest paid on deposits and borrowed funds          $ 16,165     23,208      17,276
Disclosures of     Income taxes paid                                        3,414      2,383       2,958
Cash Flow
Information

Supplemental       Loans charged against the allowance for loan losses      1,576      1,129         770
Disclosures        Loans transferred to other real estate owned               668        828         390
of Noncash         Unrealized gain on securities available for sale         2,444      1,728       4,361
Activities         Minimum pension liability adjustment                       689        ---         ---

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

    Securities
        Debt securities that management has the positive intent and ability to hold to maturity are classified as "held to maturity" and recorded at amortized cost. Securities not classified as held to maturity or trading, including equity securities with readily determinable fair values, are classified as "available for sale" and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income. The Company has no securities classified as trading securities at December 31, 2002 or 2001.
        Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Declines in the fair value of held to maturity and available for sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

    Loans Held for Sale
        Loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value on an individual loan basis. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income.

    Loans
        The Company, through its banking subsidiaries, grants mortgage, commercial, and consumer loans to customers. A substantial portion of the loan portfolio is represented by mortgage loans. The ability of the Company's debtors to honor their contracts is dependent upon the real estate and general economic conditions in the Company's market area.
        Loans that management has the intent and ability to hold for the foreseeable future, or until maturity or payoff, generally are reported at their outstanding unpaid principal balances adjusted for the allowance for loan losses and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method.
        The accrual of interest on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in process of collection. Credit card loans and other personal loans are typically charged off no later than 180 days past due. In all cases, loans are placed on nonaccrual or chargedoff at an earlier date if collection of principal or interest is considered doubtful.
        All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

    Allowance for Loan Losses
        The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

        The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience; the nature, volume, and risk characteristics of the loan portfolio; adverse situations that may affect the borrower's ability to repay; estimated value of any underlying collateral; and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.
        A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.
        Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment disclosures.

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


    Intangible Assets
        Included in other assets are deposit intangibles of $10,642 and $11,559 at December 31, 2002 and 2001, respectively, and goodwill of $270 and $307 at December 31, 2002 and 2001, respectively. Deposit intangibles are being amortized on a straight-line basis over a ten or fifteen-year period and goodwill is being amortized on a straight-line basis over a fifteen-year period.

    Stock-Based Compensation
        At December 31, 2002, the Company had a stock-based employee compensation plan which is described more fully in Note 9. The company accounts for this plan under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under the plan had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the company had applied the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

                                                          Years Ended December 31,
                                                ----------------------------------------------
                                                    2002            2001            2000
(In thousands, except per share data)
Net income, as reported                         $ 10,014           $7,314         $7,309
Deduct: Total stock-based employee
  compensation expense determined
  under fair value based method for
  all awards.                                        (23)             (10)            (2)
                                                -------------- ---------------- --------------
Pro forma net income                            $  9,991           $7,304         $7,307
                                                ============== ================ ==============
Earnings per share:

   Basic-as reported                            $   2.85            $2.08          $2.08
                                                ============== ================ ==============
   Basic-pro forma                              $   2.85            $2.08          $2.08
                                                ============== ================ ==============
   Diluted-as reported                          $   2.85            $2.08          $2.08
                                                ============== ================ ==============
   Diluted-pro forma                            $   2.84            $2.08          $2.08
                                                ============== ================ ==============

    Pension Plan
        The Company sponsors a defined benefit pension plan, which covers substantially all full-time officers and employees. The benefits are based upon length of service and a percentage of the employee's compensation during the final years of employment. Pension costs are computed based upon the provisions of SFAS No. 87. The Company contributes to the pension plan amounts deductible for federal income tax purposes.

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

                                                       2002               2001              2000
                                                ------------------ ------------------ -----------------
Average number of common shares outstanding            3,511,377          3,511,380         3,514,586
Effect of dilutive options                                 5,712              1,216               ---
                                                ------------------ ------------------ -----------------
Average number of common shares outstanding
  used  to calculate diluted earnings per share        3,517,089          3,512,596         3,514,586
                                                ================== ================== =================

        In 2002, 2001 and 2000, stock options representing 9,750, 4,125 and 8,265 shares, respectively, were not included in the computation of diluted net income per share because to do so would have been anti-dilutive.

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

    Recent Accounting Pronouncements
        In December 2001, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 01-6, Accounting by Certain Entities (Including Entities with Trade Receivables) That Lend to or Finance the Activities of Others, to reconcile and conform the accounting and financial reporting provisions established by various AICPA industry guides. This Statement is effective for annual and interim financial statements issued for fiscal years beginning after December 15, 2001, and did not have a material impact on the Corporation's consolidated financial statements.
        On March 13, 2002, the Financial Accounting Standard Board determined that commitments for the origination of mortgage loans that will be held for sale must be accounted for as derivatives instruments, effective for fiscal quarters beginning after April 10, 2002. The Company enters into commitments to originate loans whereby the interest rate on the loan is determined prior to funding. Such rate lock commitments on mortgage loans to be sold in the secondary market are considered derivatives. Accordingly, these commitments, including any fees received from the potential borrower, are recorded at fair value in derivative assets or liabilities, with changes in fair value recorded in the net gain or loss on sale of mortgage loans. Fair value is based on fees currently charged to enter into similar agreements, and for fixed-rate commitments fair value also takes into consideration the difference between current levels of interest rates and the committed rates. The cumulative effect of adopting Statement No. 133 for rate lock commitments as of December 31, 2002, was not material. The Corporation originally adopted Statement No. 133, Accounting for Derivative Instruments and Hedging Activities on January 1, 2001.
        In April 2002, the Financial Accounting Standards Board issued Statement 145, Recission of FASB No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. The amendment to Statement 13 eliminates an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The provisions of this Statement related to the recission of Statement 4 shall be applied in fiscal years beginning after May 15, 2002. The provisions of this Statement related to Statement 13 are effective for transactions occurring after May 15, 2002, with early application encouraged.
        In June 2002, the Financial Accounting Standards Board issued Statement 146, Accounting for Costs Associated with Exit or Disposal Activities. This Statement requires recognition of a liability, when incurred, for costs associated with an exit or disposal activity. The liability should be measured at fair value. The provisions of the Statement are effective for exit or disposal activities initiated after December 31, 2002.

        The adoption of Statement No. 145 and 146 did not have a material impact on the Company's consolidated financial statements.
        Effective January 1, 2002, the Corporation adopted Financial Accounting Standards Board Statement No. 142, Goodwill and Other Intangible Assets. Accordingly, goodwill is no longer subject to amortization over its estimated useful life, but is subject to at least an annual assessment for impairment by applying a fair value based test. Additionally, Statement 142 requires that acquired intangible assets (such as core deposit intangibles) be separately recognized if the benefit of the asset can be sold, transferred, licensed, rented, or exchanged, and amortized over its estimated useful life. Branch acquisition transactions were outside the scope of the Statement and therefore any intangible asset arising from such transactions remained subject to amortization over their estimated useful life.
        In October 2002, the Financial Accounting Standards Board issued Statement No. 147, Acquisitions of Certain Financial Institutions. The Statement amends previous interpretive guidance on the application of the purchase method of accounting to acquisitions of financial institutions, and requires the application of Statement No. 141, Business Combinations, and Statement No. 142 to branch acquisitions if such transactions meet the definition of a business combination. The provisions of the Statement do not apply to transactions between two or more mutual enterprises. In addition, the Statement amends Statement No. 144, Accounting for the Impairment of Long-Lived Assets, to include in its scope core deposit intangibles of financial institutions. Accordingly, such intangibles are subject to a recoverability test based on undiscounted cash flows, and to the impairment recognition and measurement provisions required for other long-lived assets held and used. The Company has determined that the acquisitions that generated the intangible assets and goodwill on the consolidated balance sheets in the amounts of $10,912 and $11,866 at December 31, 2002 and 2001, respectively, did not constitute the acquisition of a business, and therefore will continue to be amortized.
        The Financial Accounting Standards Board issued Statement No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of Statement No. 123, in December 2002. The Statement amends Statement No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, the Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Finally, this Statement amends APB Opinion No. 28, Interim Financial Reporting, to require disclosure about the effects of stock options in interim financial information. The amendments to Statement No. 123 are effective for financial statements for fiscal years ending December 15, 2002. The amendment to APB No. 28 is effective for financial reports containing condensed financial statements for interim periods beginning after December 15, 2002. Early application is encouraged for both amendments. The Company continues to record stock options under APB Opinion No. 25, Accounting for Stock Issued to Employees, and has not adopted the alternative methods allowable under Statement No. 148.

Note 2: Restriction on Cash
    As members of the Federal Reserve System, the Company's subsidiary banks are required to maintain certain average reserve balances. For the final weekly reporting period in the years ended December 31, 2002 and 2001, the aggregate amounts of daily average required balances approximated $2,092 and $2,458, respectively.

Note 3: Securities
    The amortized cost and fair value of securities available for sale, with gross unrealized gains and losses, follows:


                                                                 December 31, 2002

                                                                 Gross        Gross
Available for sale:                              Amortized     Unrealized   Unrealized
                                                   Costs         Gains        Losses     Fair Value
                                                ------------- ------------ ------------- -----------
U.S. Treasury                                        $ 3,748          214         -----       3,962
U.S. Government agencies and corporations              7,038           94          ----       7,132
States and political subdivisions                     68,876        1,928           112      70,692
Mortgage-backed securities                            16,244          565          ----      16,809
Corporate debt securities                             16,993          485            67      17,411
Federal Home Loan Bank stock-restricted                1,655         ----          ----       1,655
Federal Reserve Bank stock-restricted                    209         ----          ----         209
Other securities                                       1,670          194          ----       1,864
                                                ------------- ------------ ------------- -----------
        Total securities available for sale         $116,433        3,480           179     119,734
                                                ============= ============ ============= ===========


                                                                December 31, 2001
                                                                  Gross        Gross
Available for sale:                              Amortized     Unrealized   Unrealized
                                                   Costs          Gains       Losses      Fair Value
                                                ------------- ------------ ------------- -----------
U.S. Treasury                                       $ 6,248         242           ---       6,490
U.S. Government agencies and corporations             5,340          43             8       5,375
States and political subdivisions                    51,030         605           446      51,189
Mortgage-backed securities                           13,178         306            69      13,415
Corporate debt securities                             9,066         143           116       9,093
Federal Home Loan Bank stock-restricted               1,411         ---           ---       1,411
Federal Reserve Bank stock-restricted                   209         ---           ---         209
Other securities                                      1,328         157           ---       1,485
                                                ------------- ------------ ------------- -----------
        Total securities available for sale         $87,810       1,496           639      88,667
                                                ============= ============ ============= ===========

    The amortized cost and fair value of single maturity securities available for sale at December 31, 2002, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Mortgage-backed securities included in these totals are categorized by final maturity at December 31, 2002.


                                        Amortized Costs     Fair Values
                                        ---------------   ---------------
Due in one year or less                       $  6,615           $ 6,727
Due after one year through five years           16,709            17,396
Due after five years through ten years          42,828            44,022
Due after ten years                             47,382            48,496
No maturity                                      2,899             3,093
                                        ---------------   ---------------
                                             $ 116,433         $ 119,734
                                        ===============   ===============

    The amortized cost and fair value of securities held to maturity, with gross unrealized gains and losses, follows:

                                                                         December 31, 2002
                                                                   Gross
Held to maturity:                                  Amortized     Unrealized     Gross Unrealized
                                                     Costs         Gains             Losses           Fair Value
                                                ------------- ---------------- ------------------- -----------------
U.S. Government agencies and corporations        $    10,013              193                ----            10,206
States and political subdivisions                     52,610            1,693                  48            54,255
Mortgage-backed securities                             8,989              399                 ---             9,388
Corporate debt securities                             27,948            1,473                  83            29,338
                                                ------------- ---------------- ------------------- -----------------
        Total securities held to maturity        $    99,560            3,758                 131           103,187
                                                ============= ================ =================== =================

                                                                         December 31, 2001
                                                                   Gross
Held to maturity:                                  Amortized     Unrealized     Gross Unrealized
                                                     Costs         Gains             Losses           Fair Value
                                                ------------- ---------------- ------------------- -----------------
U.S. Government agencies and corporations         $   17,025             95                29             17,091
States and political subdivisions                     49,230            319               381             49,168
Mortgage-backed securities                            13,723            123               150             13,696
Corporate debt securities                             22,831            579               131             23,279
                                                ------------- ---------------- ------------------- -----------------
        Total securities held to maturity         $  102,809          1,116               691            103,234
                                                ============= ================ =================== =================


    The amortized cost and fair value of single maturity securities held to maturity at December 31, 2002, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Mortgage-backed securities included in these totals are categorized by final maturity at December 31, 2002.

                                            Amortized          Fair
                                              Costs           Values
                                         ---------------- -------------
Due in one year or less                          $ 4,153       $ 4,229
Due after one year through five years             27,442        28,572
Due after five years through ten years            39,250        40,840
Due after ten years                               28,715        29,546
                                                $ 99,560      $103,187
                                         ================ =============

    At December 31, 2002 and 2001, securities with a carrying value of $31,170 and $30,800, respectively, were pledged to secure trust deposits and for other purposes as required or permitted by law.
    As members of the Federal Reserve and the Federal Home Loan Bank (FHLB) of Atlanta, NBB and BTC are required to maintain certain minimum investments in the common stock of those entities. Required levels of investment are based upon NBB and BTC's capital and a percentage of qualifying assets. In addition, NBB and BTC are eligible to borrow from the FHLB with borrowings collateralized by qualifying assets, primarily residential mortgage loans totaling approximately $97,769, and NBB and BTC's capital stock investment in the FHLB.

Note 4: Loans to Officers and Directors
    In the ordinary course of business, the Company, through its banking subsidiaries, has granted loans to executive officers and directors of Bankshares and its subsidiaries amounting to $5,505 at December 31, 2002 and $5,782 at December 31, 2001. During the year ended December 31, 2002 total principal additions were $4,769 and principal payments were $5,046.

Note 5: Allowance for Loan Losses
    An analysis of the allowance for loan losses follows:

                                                       Years ended December 31,
                                                    2002         2001         2000
                                                ------------ ------------ ------------
Balance at beginning of year                       $ 4,272        3,886        3,231
Provision for loan losses                            2,251        1,408        1,329
Loans charged-off                                   (1,571)      (1,128)        (770)
Recoveries of loans previously charged-off             140          106           96
                                                ------------ ------------ ------------
Balance at end of year                             $ 5,092        4,272        3,886
                                                ============ ============ ============

The following is a summary of information pertaining to impaired loans:

                                                     December 31,
                                                   2002       2001
                                                 ---------- ----------
Impaired loans without a valuation allowance       $  46        275
Impaired loans with a valuation allowance             93         65
                                                 ---------- ----------
Total impaired loans                               $ 139        340
                                                 ========== ==========
Valuation allowance related to impaired loans
                                                   $  33         39
                                                 ========== ==========


                                                  Years ended December 31,
                                                2002        2001       2000
                                              ---------- ----------- ----------
Average investment in impaired loans             $ 397         671        657
Interest income recognized on impaired loans        11          57         43
Interest income recognized on a cash basis on
impaired loans                                     ---         ---        ---
                                              ---------- ----------- ----------

    No additional funds are committed to be advanced in connection with impaired loans. Nonaccrual loans excluded from impaired loan disclosure under FASB 114 at December 31, 2002 and 2001 were $166 and $59, respectively. If interest on these loans had been accrued, such income would have been $16 and $4 respectively. No nonaccrual loans were excluded from impaired loans, disclosed under FASB 114, at December 31, 2000. Loans past due greater than 90 days which continue to accrue interest totaled $977 and $980 at December 31, 2002 and 2001, respectively.

Note 6: Premises and Equipment
    A summary of the cost and accumulated depreciation of premises and equipment follows:

                                               December 31,
                                           2002           2001
                                       -------------- --------------
Premises                                   $ 11,193         11,051
Furniture and equipment                       7,772          7,435
Construction-in-progress                        254             13
                                       -------------- --------------
                                             19,219         18,499
Accumulated depreciation                     (9,281)        (8,367)
                                       -------------- --------------
                                           $  9,938         10,132
                                       ============== ==============


    Depreciation expense for the years ended December 2002, 2001 and 2000 amounted to $977, $1,106 and $1,015, respectively.
    The Company leases branch facilities under noncancellable operating leases. The future minimum lease payments under these leases (with initial or remaining lease terms in excess of one year) as of December 31, 2002 are as follows: $282 in 2003, $282 in 2004, $277 in 2005, $272 in 2006, $274 in 2007, and $1,269
thereafter.

Note 7: Deposits
    The aggregate amount of time deposits in denominations of $100 or more at December 31, 2002 and 2001 was $89,261 and $77,214, respectively.
    At December 31, 2002 the scheduled maturities of time deposits are as follows:

           -------------------------- ------------------------------
           For the year
                     2003                                 $ 208,990
                     2004                                    52,483
                     2005                                    21,140
                     2006                                     7,452
                     2007                                    29,441
                  Thereafter                                    561
                                      ------------------------------
                                                          $ 320,067
                                      ==============================

    At December 31, 2002 and 2001, overdraft demand deposits reclassified to loans totaled $407 and $703, respectively.

Note 8: Employee Benefit Plans
    Pension Plans
        Effective January 1, 2002, the NBB plan was amended, restated, and renamed The National Bankshares, Inc. Retirement Income Plan. At the same time, the BTC plan was merged into it, and National Bankshares, Inc. and National Bankshares Financial Services, Inc. were added as participating employers in the pension plan. The merged NBI plan did not alter the eligibility standards of the bank plans, and substantially all employees are covered. The merged NBI plan benefit formula is still based upon the length of service of retired employees and a percentage of qualified W-2 compensation during their final years of employment. The pension plan's assets are invested principally in U.S. Government agency obligations (21%), mutual funds (24%), corporate bonds (24%), equity securities (23%) and cash (8%). Information pertaining to activity in the plans is as follows:


                                                                  December 31,

                                                        2002         2001          2000
                                                    ------------- ------------ --------------
Change in benefit obligation:
Benefit obligation at beginning of year               $   6,014       5,668          5,694
Service cost                                                353         422            354
Interest cost                                               429         422            425
Actuarial (gain) loss                                       593         (53)          (142)
(Gain) due to plan amendment                                (89)        ---            ---
Benefits paid                                              (222)       (445)          (663)
                                                    ------------- ------------ --------------
    Benefit obligation at end of year                     7,078       6,014          5,668
                                                    ============= ============ ==============
Change in plan assets:
Fair value of plan assets at beginning of year            4,650       4,692          4,877
Actual return on plan assets                               (239)         55            202
Employer contribution                                       315         348            276
Benefits paid                                              (222)       (445)          (663)
                                                    ------------- ------------ --------------
    Fair value of plan assets at end of year              4,504       4,650          4,692
                                                    ------------- ------------ --------------
Funded status:                                           (2,574)     (1,364)          (976)
Unrecognized net actuarial loss                           2,177         931            610
Unrecognized prior service cost                              73         171            186
Unrecognized transition asset                              (100)       (114)          (137)
                                                    ------------- ------------ --------------
    Net accrued pension cost (includes accrued)       $    (424)       (376)          (317)
                                                    ============= ============ ==============



Amounts recognized in the consolidated balance sheets:

                                                         Years ended December 31,
                                                  2002            2001            2000
                                              -------------- --------------- ----------------
Accrued benefit liabilities                      $  (1,113)          (376)         (317)
Intangible asset                                        73            ---           ---
Deferred tax asset                                     235            ---           ---
Accumulated other comprehensive income                 381            ---           ---
                                              -------------- --------------- ----------------
Net amount recognized                            $    (424)          (376)         (317)
                                              ============== =============== ================


    The components of net periodic cost are as follows:

                                                 Years ended December 31,
                                          2002            2001            2000
                                      -------------- --------------- ---------------
Service cost                               $ 353            422              354
Interest cost                                429            422              424
Expected return on plan assets              (427)          (434)            (441)
Amortization of prior service cost             9             15               15
Recognized net actuarial loss                 12              5                8
Amortization of transition asset             (13)           (23)             (23)
                                      -------------- --------------- ---------------
      Net periodic benefit cost            $ 363            407              337
                                      ============== =============== ===============

    The actuarial assumptions are as follows:

                                                   2002      2001      2000
                                                 --------- --------- ---------
Weighted average assumptions as of December 31
Weighted average discount rate                      7.00%     7.50%     7.50%
Expected return on plan assets                      9.00%     9.00%     9.00%
Rate of compensation increase                       4.00%     5.00%     5.00%


    401(k) Plan
        The Company has a Retirement Accumulation Plan qualifying under IRS Code
    Section 401(k), in which Bankshares, NBB, BTC, and NSFS are participating employers. Eligible participants in the plan can contribute up to 100% of their total annual compensation to the plan. Employee contributions are matched by the employer based on a percentage of an employee's total annual compensation contributed to the plan. For the years ended December 31, 2002, 2001 and 2000 NBB and BTC contributed $227, $196 and $156 respectively to the plan.

    Employee Stock Ownership Plan
        Bankshares has a nonleveraged Employee Stock Ownership Plan (ESOP) which enables employees of Bankshares and its subsidiaries who have one year of service and who have attained the age of 21 prior to the plan's January 1 and July 1 enrollment dates to own Bankshares common stock. Contributions to the ESOP are determined annually by the Board of Directors. Contribution expense amounted to $227, $179 and $162 for the years ended December 31, 2002, 2001 and 2000, respectively. Dividends on ESOP shares are charged to retained earnings. As of December 31, 2002, the number of allocated shares held by the ESOP was 89,098 and the number of unallocated shares was 8,468. All shares held by the ESOP are treated as outstanding in computing the Company's basic net income per share. Upon reaching age 55 with ten years of plan participation, a vested participant has the right to diversify 50% of his or her allocated ESOP shares and Bankshares or the ESOP, with the agreement of the Trustee, would be obligated to purchase those shares. The ESOP contains a put option which allows a withdrawing participant to require Bankshares or the ESOP, if the plan administrator agrees, to purchase his or her allocated shares if the shares are not readily tradable on an established market at the time of its distribution.


Note 9: Stock Option Plan
    The Company has adopted the National Bankshares, Inc. 1999 Stock Option Plan to give key employees of Bankshares and its subsidiaries an opportunity to acquire shares of National Bankshares, Inc. common stock. The purpose of the 1999 Stock Option Plan is to promote the success of Bankshares and its subsidiaries by providing an incentive to key employees that enhances the identification of their personal interest with the long term financial success of the Company and with growth in stockholder value. Under the 1999 Stock Option Plan, up to 250,000 shares of Bankshares common stock may be granted. The 1999 Stock Option Plan is administered by the Stock Option Committee, which is made up of all of the non-employee, outside directors of National Bankshares, Inc. The Stock Option Committee may determine whether options are incentive stock options or nonqualified stock options and may determine the other terms of grants, such as number of shares, term, a vesting schedule, and the exercise price. The 1999 Stock Option Plan limits the maximum term of any option granted to ten years, states that options may be granted at not less than fair market value on the date of the grant and contains certain other limitations on the exercisability of incentive stock options. The options vest 25% after one year, 50% after two years, 75% after three years and 100% after four years. At the discretion of the Stock Option Committee, options may be awarded with the provision that they may be accelerated upon a change of control, merger, consolidation, sale or dissolution of National Bankshares, Inc. At December 31, 2002, there were 198,500 additional shares available for grant under the Plan.

A summary of the status of the Company's stock option plan is presented below:

                                                 2002                       2001                    2000
                                                      Weighted                   Weighted               Weighted
                                                       Average                   Average                 Average
                                        Number of      Exercise     Number of    Exercise   Number of    Exercise
                                          Shares        Price        Shares       Price       Shares      Price
                                      -------------- ------------ ------------ ------------ ---------- -----------
Outstanding, beginning of year               34,000      $ 21.18       18,000    $   19.57      5,500     $ 22.00
Granted                                      17,500        29.65       16,000        23.00     12,500       18,50
Exercised                                       ---          ---          ---          ---        ---         ---
Forfeited                                       ---          ---          ---          ---        ---         ---
Expired                                         ---          ---          ---          ---        ---         ---
                                      -------------- ------------ ------------ ------------ ---------- -----------
Outstanding, end of year                     51,500      $ 24.06       34,000    $   21.18     18,000     $ 19.57
                                      ============== ============ ============ ============ ========== ===========
Options exercisable at year-end              14,375      $ 20.76        5,875    $   20.14      1,375     $ 22.00

Weighted-average fair value of
  options granted during the year                        $  5.97                 $    4.89                $  3.90
                                      -------------- ------------ ------------ ------------ ---------- -----------


The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:
                                             Years Ended December 31

                                 2002              2001              2000
                           ----------------- ----------------- -----------------
Dividend yield                        1.88%             1.86%             1.79%
Expected life                      10 years          10 years          10 years
Expected volatility                  22.14%            22.77%            19.52%
Risk-free interest rate               4.31%             4.48%             5.12%


    Information pertaining to options outstanding at December 31, 2002 is as follows:

                                               Options Outstanding                  Options Exercisable

     Remaining           Range of           Number        Weighted Average       Number        Weighted Average
 Contractual Life     Exercise Price      Outstanding      Exercise Price      Exercisable      Exercise Price
------------------ ----------------- ----------------- ------------------  ------------------ -----------------
    9.83 years           $ 29.65             17,500           $ 29.65               ---             $  ---
    8.83 years             23.00             16,000             23.00             4,000              23.00
    7.83 years             18.50             12,500             18.50             6,250              18.50
    6.83 years             22.00              5,500             22.00             4,125              22.00
------------------ ----------------- ----------------- ------------------  ------------------ -----------------


Note 10: Income Taxes
    Allocation of income tax expense between current and deferred portions is as follows:

                            Years ended December 31,
                                         2002        2001        2000
                                      ----------- ----------- -----------
Current                                 $ 3,554     $ 2,451       3,016
Deferred                                   (551)       (166)       (253)
                                      ----------- ----------- -----------
  Total income tax expense              $ 3,003     $ 2,285       2,763
                                      =========== =========== ===========

    The following is a reconciliation of the "expected" income tax expense, computed by applying the U.S. Federal income tax rate of 34% to income before income tax expense, with the reported income tax expense:

                                             Years ended December 31,
                                            2002        2001       2000
                                         ------------ ---------- ----------
Computed "expected" income tax expense      $ 4,426    $ 3,264     $3,424
Tax-exempt interest income                   (1,652)    (1,239)      (862)
Nondeductible interest expense                  191        220        168
Other, net                                       38         40        33
                                         ------------ ---------- ----------
        Reported income tax expense         $ 3,003     $2,285      2,763
                                         ============ ========== ==========

    The components of the net deferred tax asset, included in other assets, are as follows:

                                                                               December 31,
                                                                           2002           2001
                                                                      -------------- --------------
Deferred tax assets:
  Allowance for loan losses and unearned fee income                        $ 1,514        $ 1,155
  Valuation allowance on other real estate owned                                14             21
  Deferred compensation and other liabilities                                  349            119
  Deposit intangibles and goodwill                                              87             78
  Community development corporation related tax credit                           8             11
  Other                                                                        ---              9
                                                                             1,972          1,393
Deferred tax liabilities:
  Net unrealized losses on securities available for sale                    (1,122)          (292)
  Fixed assets                                                                 (71)           (71)
  Discount accretion on securities                                             (94)           (72)
  Accrued late fee income                                                      ---            (24)
  Other                                                                        (94)           (64)
                                                                      -------------- --------------
                                                                            (1,381)          (523)
                                                                      -------------- --------------
Net deferred tax asset                                                    $    591          $ 870
                                                                      ============== ==============


        The Company has determined that a valuation allowance for the gross deferred tax assets is not necessary at December 31, 2002 and 2001 due to the fact that the realization of the entire gross deferred tax assets can be supported by the amount of taxes paid during the carryback period available under current tax laws.

Note 11: Restrictions on Dividends
    Bankshares' principal source of funds for dividend payments is dividends received from its subsidiary banks. For the years ended December 31, 2002, 2001, and 2000, dividends received from subsidiary banks were $3,406, $3,761 and $2,987, respectively.
    Substantially all of Bankshares' retained earnings are undistributed earnings of its banking subsidiaries, which are restricted by various regulations administered by federal and state bank regulatory agencies. Bank regulatory agencies restrict, without prior approval, the total dividend payments of a bank in any calendar year to the bank's retained net income of that year to date, as defined, combined with its retained net income of the preceding two years, less any required transfers to surplus. At December 31, 2002, retained net income, which was free of such restriction, amounted to approximately $14,410.

Note 12: Minimum Regulatory Capital Requirements
    The Company (on a consolidated basis) and the Banks are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's and the Banks' financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Banks must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.
    Quantitative measures established by regulation to ensure capital adequacy require the Company and the Banks to maintain minimum amounts and ratios (set forth in the following table) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2002 and 2001, that the Company and the Banks meet all capital adequacy requirements to which they are subject.
    As of December 31, 2002, the most recent notifications from the appropriate regulatory authorities categorized the Company and the Banks as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the following tables. There are no conditions or events since these notifications that management believes have changed the Company's and the Banks' category. The Company's and the Banks' actual capital amounts and ratios as of December 31, 2002 and 2001 are also presented in the following tables.


                                                                                  To Be Well Capitalized
                                                                                       Under Prompt
                                                              Minimum Capital        Corrective Action
                                            Actual              Requirement             Provisions
                                     ---------------------- --------------------- ------------------------
                                       Amount      Ratio     Amount      Ratio      Amount       Ratio
                                     ----------- ---------- ---------- ---------- ----------- ------------
December 31, 2002
Total capital (to risk weighted assets)
Bankshares consolidated                 $65,525      13.8%     37,980       8.0%       N/A           N/A
NBB                                      36,370      13.5%     21,518       8.0%      26,897        10.0%
BTC                                      25,808      12.8%     16,183       8.0%      20,229        10.0%

Tier 1 capital (to risk weighted assets)

Bankshares consolidated                 $60,433      12.7%     18,990       4.0%       N/A           N/A
NBB                                      33,398      12.4%     10,759       4.0%      16,138         6.0%
BTC                                      23,688      11.7%      8,092       4.0%      12,138         6.0%

Tier 1 capital (to average assets)

Bankshares consolidated                 $60,433       9.0%     26,791       4.0%       N/A           N/A
NBB                                      33,398       8.9%     14,924       4.0%      18,655         5.0%
BTC                                      23,688       8.1%     11,632       4.0%      14,541         5.0%
                                     ----------- ---------- ---------- ---------- ----------- ------------


                                                                                  To Be Well Capitalized
                                                                                       Under Prompt
                                                              Minimum Capital        Corrective Action
                                            Actual              Requirement             Provisions
                                     ---------------------- --------------------- ------------------------
                                       Amount      Ratio     Amount      Ratio      Amount       Ratio
                                     ----------- ---------- ---------- ---------- ----------- ------------
December 31, 2001
Total capital (to risk weighted assets)
Bankshares consolidated                 $57,231      12.9%     35,511       8.0%       N/A         N/A
NBB                                      31,383      12.5%     20,150       8.0%      25,188      10.0%
BTC                                      22,567      11.9%     15,105       8.0%      18,881      10.0%

Tier 1 capital (to risk weighted assets)

Bankshares consolidated                 $52,959      11.9%     17,756       4.0%       N/A         N/A
NBB                                      28,781      11.4%     10,075       4.0%      15,113       6.0%
BTC                                      20,897      11.1%      7,553       4.0%      11,329       6.0%

Tier 1 capital (to average assets)

Bankshares consolidated                 $52,959       8.4%     25,160       4.0%       N/A         N/A
NBB                                      28,781       8.3%     13,927       4.0%      17,409       5.0%
BTC                                      20,897       7.5%     11,079       4.0%      13,849       5.0%
                                     ----------- ---------- ---------- ---------- ----------- ------------


Note 13: Condensed Financial Statements of Parent Company
    Financial information pertaining only to Bankshares (Parent) is as follows:


Consolidated Balance Sheets
                                                         December 31,
                                                      2002         2001
                                                -------------- -------------
Assets:
Cash due from subsidiaries                         $      40            76
Securities available for sale                          2,913         2,879
Investment in subsidiaries, at equity                 70,298        62,428
Refundable income taxes due from subsidiaries            ---            29
Other assets                                              59            29
                                                -------------- -------------
        Total assets                                  73,310        65,457
                                                ============== =============
Liabilities and Stockholders'Equity:
Other liabilities                                  $     209           196
Stockholders' equity                                  73,101        65,261
                                                -------------- -------------
    Total liabilities and stockholders' equity     $  73,310        65,457
                                                ============== =============


Condensed Statements of Income
                                                          Years Ended December 31,
                                                        2002         2001        2000
                                                    ------------- ----------- ------------
Income:
Dividends from subsidiaries                           $  3,406       3,761        2,987
Interest on securities - taxable                            27          12           11
Interest on securities - nontaxable                         86          91           99
Other income                                               462         ---           40
Securities gains (losses)                                  319         (13)          (3)
                                                    ------------- ----------- ------------
                                                         4,300       3,851        3,134
Expenses:
Other expenses                                             798         207          157
                                                    ------------- ----------- ------------
Income before income tax benefit (expense) and
  equity in undistributed net income of subsidiaries     3,502       3,644        2,977
Applicable income tax benefit (expense)                     (1)         69           36
                                                    ------------- ----------- ------------
Income before equity in undistributed net income
  of subsidiaries                                        3,501       3,713        3,013
Equity in undistributed net income of
  subsidiaries                                           6,513       3,601        4,296
                                                    ------------- ----------- ------------
        Net income                                    $ 10,014       7,314        7,309
                                                    ============= =========== ============


Condensed Statements of Cash Flows

                                                              Years ended December 31,
                                                          2002           2001          2000
                                                     --------------- ------------- --------------
Cash Flows from Operating Activities:
Net income                                              $ 10,014       $ 7,314          7,309
Adjustments to reconcile net income to net cash
 provided by operating activities:
    Equity in undistributed net income of
    subsidiaries                                          (6,513)       (3,601)        (4,296)
    Amortization of premiums and accretion of
           discounts, net                                      5             5              6
      Securities (gains) losses                             (319)           13              3
      Net change in refundable income taxes
       due from subsidiaries                                 ---           (18)            48
      Net change in other assets                             (29)            3            (34)
      Net change in other liabilities                         12           102             10
                                                     --------------- ------------- --------------
      Net cash provided by operating activities            3,170         3,818          3,046
                                                     --------------- ------------- --------------
Cash Flows from Investing Activities:
Purchases of securities available for sale                  (730)         (777)          (529)
Proceeds from sales of securities available for sale         827           ---             30
Calls of securities available for sale                       103            25            562
                                                     --------------- ------------- --------------
      Net cash provided by (used in) investing
            activities                                       200          (752)            63
                                                     --------------- ------------- --------------

Cash Flows from Financing Activities:
Cash dividends paid                                       (3,406)       (3,020)        (2,987)
Common stock repurchase                                      ---            (8)           (89)
                                                     --------------- ------------- --------------
        Net cash used in financing activities             (3,406)       (3,028)        (3,076)
                                                     --------------- ------------- --------------
Net change in cash                                           (36)           38             33
Cash due from subsidiaries at beginning of year               76            38              5
                                                     --------------- ------------- --------------
Cash due from subsidiaries at end of year               $     40            76             38
                                                     =============== ============= ==============

Note 14: Financial Instruments with Off-Balance Sheet Risk
    The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated balance sheets.
    The Company's exposure to credit loss, in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit, is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. The Company may require collateral or other security to support the following financial instruments with credit risk.
        At December 31, 2002, and 2001, financial instruments were outstanding whose contract amounts represent credit risk:

                                                          December 31,
                                                     2002            2001
                                                --------------- ---------------
Financial instruments whose contract amounts
  represent credit risk:
    Commitments to extend credit                    $ 64,788          78,749
    Standby letters of credit                          7,153           6,045
    Mortgage loans sold with potential recourse       37,214          27,102


Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The commitments for equity lines of credit may expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if it is deemed necessary by the Company, is based on management's credit evaluation of the customer.
    Unfunded commitments under commercial lines of credit, revolving credit lines, and overdraft protection agreements are commitments for possible future extensions of credit. Some of these commitments are uncollateralized and do not contain a specified maturity date and may not be drawn upon to the total extent to which the Company is committed.
    Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, and income-producing commercial properties.
    The Company originates mortgage loans for sale to secondary market investors subject to contractually specified and limited recourse provisions. In 2002, the Company originated $36,915 and sold $37,214 to investors, compared to $28,247 originated and $27,102 sold in 2001. Every contract with each investor contains certain recourse language. In general, the Company may be required to repurchase a previously sold mortgage loan if there is major noncompliance with defined loan origination or documentation standards, including fraud, negligence or material misstatement in the loan documents. Repurchase may also be required if necessary governmental loan guarantees are canceled or never issued, or if an investor is forced to buy back a loan after it has been resold as a part of a loan pool. In addition, the Company may have an obligation to repurchase a loan if the mortgagor has defaulted early in the loan term. This potential default period is approximately twelve months after sale of a loan to the investor.
    The Company maintains cash accounts in other commercial banks. The amount on deposit with correspondent institutions at December 31, 2002 that exceeded the insurance limits of the Federal Deposit Insurance Corporation was $47.

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

The ultimate collectibility of the banks' loan portfolios and the ability to realize the value of any underlying collateral, if needed, are influenced by the economic conditions of the market area. The Company's operating results are therefore closely correlated with the economic trends within this area.
    At December 31, 2002 and 2001, approximately $201,639 and $176,667, respectively, of the loan portfolio was concentrated in commercial real estate. This represents approximately 49% and 44% of the loan portfolio at December 31, 2002 and 2001, respectively. Included in commercial real estate at December 31, 2002 and 2001 was approximately $96,674 and $100,640, respectively, in loans for college housing and professional office buildings. Loans secured by residential real estate were approximately $116,337 and $119,437 at December 31, 2002 and 2001, respectively. This represents approximately 28% and 30% of the loan portfolio at December 31, 2002 and 2001 respectively. Loans secured by automobiles were approximately $23,526 and $32,373 at December 31, 2002 and 2001, respectively. This represents approximately 6% of the loan portfolio at December 31, 2002 and 8 % at December 31, 2001.
    The Company has established operating policies relating to the credit process and collateral in loan originations. Loans to purchase real and personal property are generally collateralized by the related property and with loan amounts established based on certain percentage limitations of the property's total stated or appraised value. Credit approval is primarily a function of collateral and the evaluation of the creditworthiness of the individual borrower or project based on available financial information. Management considers the concentration of credit risk to be minimal.

Note 16: Fair Value of Financial Instruments and Interest Rate Risk
    The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the fair discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. SFAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company.
    Loan commitments on which the committed interest rate is less than the current market rate are insignificant at December 31, 2002 and 2001.
    The Company assumes interest rate risk (the risk that general interest rate levels will change) as a result of its normal operations. As a result, the fair values of the Company's financial instruments will change when interest rate levels change and that change may be either favorable or unfavorable to the Company. Management attempts to match maturities of assets and liabilities to the extent believed necessary to minimize interest rate risk. However, borrowers with fixed rate obligations are less likely to prepay in a rising rate environment. Conversely, depositors who are receiving fixed rates are more likely to withdraw funds before maturity in a rising rate environment and less likely to do so in a falling rate environment. Management monitors rates and maturities of assets and liabilities and attempts to minimize interest rate risk by adjusting terms of new loans and deposits.
    The following methods and assumptions were used by the Company in estimating fair value disclosures for financial instruments:

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

    Loans
        Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type such as commercial, real estate - commercial, real estate - construction, real estate - mortgage, credit card and other consumer loans. Each loan category is further segmented into fixed and adjustable rate interest terms and by performing and nonperforming categories.
        The fair value of performing loans is calculated by discounting scheduled cash flows through the estimated maturity using estimated market discount rates that reflect the credit and interest rate risk inherent in the loan, as well as estimates for prepayments. The estimate of maturity is based on the Company's historical experience with repayments for loan classification, modified, as required, by an estimate of the effect of economic conditions on lending.
        Fair value for significant nonperforming loans is based on estimated cash flows which are discounted using a rate commensurate with the risk associated with the estimated cash flows. Assumptions regarding credit risk, cash flows and discount rates are judgmentally determined using available market information and specific borrower information.

    Deposits
        The fair value of demand and savings deposits is the amount payable on demand. The fair value of fixed maturity term deposits and certificates of deposit is estimated using the rates currently offered for deposits with similar remaining maturities.

    Accrued Interest
        The carrying amounts of accrued interest approximate fair value.

    Other Borrowed Funds
        Other borrowed funds, represents treasury tax and loan deposits, and short-term borrowings from the Federal Home Loan Bank. The carrying amount is a reasonable estimate of fair value because the deposits are generally repaid within 120 days from the transaction date.

    Commitments to Extend Credit and Standby Letters of Credit
        The only amounts recorded for commitments to extend credit, standby letters of credit and financial guarantees written are the deferred fees arising from these unrecognized financial instruments. These deferred fees are not deemed significant at December 31, 2002 and 2001, and as such, the related fair values have not been estimated.


The estimated fair values, and related carrying amounts, of the Company's financial instruments are as follows:

                                                            December 31,
                                                  2002                         2001
                                      ----------------------------- ----------------------------
                                        Carrying       Estimated      Carrying      Estimated
                                         Amount       Fair Value       Amount       Fair Value
                                      -------------- -------------- -------------- -------------
Financial assets:
    Cash and due from banks                $ 12,316         12,316        12,293        12,293
    Interest-bearing deposits                18,818         18,818        15,510        15,510
    Federal funds sold                        1,724          1,724         1,080         1,080
    Securities                              219,294        222,921       191,476       191,901
    Mortgage loans held for sale                846            846         1,145         1,145
    Loans, net                              404,247        406,844       394,042       457,965
    Accrued interest receivable               4,290          4,290         4,917         4,917

Financial liabilities:
    Deposits                              $ 608,271        611,448       576,618       577,612
    Other borrowed funds                        748            748           203           203
      Accrued interest payable                  700            700         1,101         1,101




Note 17: Branch Acquisitions
        In a move to improve the Company's competitive position, BTC announced on September 15, 2000 that it would acquire a branch in Bluefield, Virginia from First Union National Bank. The acquisition involved the purchase of approximately $34,000 in deposits and $9,200 in loans. The acquisition was completed in the first quarter of 2001.

Selected Quarterly Data (Unaudited)

    The following is a summary of the unaudited quarterly results of operations for the years ended December 31, 2002 and 2001:

                                                              2002
                                                            --------
                                       First           Second           Third        Fourth
                                      Quarter          Quarter         Quarter       Quarter
                                   --------------- --------------- -------------- -------------
Income Statement Data:
Interest income                         $  10,594         10,645         10,760        10,748
Interest expense                            4,266          3,960          3,783         3,755
                                   --------------- --------------- -------------- -------------
Net interest income                         6,328          6,685          6,977         6,993
Provision for loan losses                     646            546            519           540
Noninterest income                          1,369          1,546          1,482         1,315
Noninterest expense                         4,389          4,348          4,380         4,310
Income taxes                                  558            790            848           807
                                   --------------- --------------- -------------- -------------
    Net income                          $   2,104          2,547          2,712         2,651
                                   =============== =============== ============== =============

Per Share Data:
Basic net income per share              $    0.60           0.72           0.78          0.75
Cash dividends per share                     ---            0.46            ---          0.51
Book value per share                    $   19.20          19.79          20.80         20.82

Selected Ratios:
Return on average assets                     1.33%          1.58%          1.65%         1.56%
Return on average equity                    12.90%         14.92%         15.30%        14.54%
Average equity to average assets            10.47%         10.53%         10.63%        10.66%


                                                              2001
                                                            --------
                                       First           Second         Third         Fourth
                                      Quarter          Quarter       Quarter        Quarter
                                   --------------- --------------- -------------- -------------
Income Statement Data:
Interest income                         $  11,381          11,682         11,446        11,018
Interest expense                            5,998           6,185          5,695         4,893
                                   --------------- --------------- -------------- -------------
Net interest income                         5,383           5,497          5,751         6,125
Provision for loan losses                     332             332            377           367
Noninterest income                          1,195           1,296          1,312         1,401
Noninterest expense                         4,061           4,285          4,176         4,431
Income taxes                                  569             495            600           621
                                   --------------- --------------- -------------- -------------
    Net income                          $   1,616           1,681          1,910         2,107
                                   =============== =============== ============== =============

Per Share Data:
Basic net income per share             $   0.46              0.48           0.54          0.60
Cash dividends per share                    ---              0.43            ---          0.43
Book value per share                   $  17.91             17.94          18.70         18.59

Selected Ratios:
Return on average assets                   1.06%             1.04%          1.18%         1.30%
Return on average equity                  10.54%            10.83%         11.84%        12.69%
Average equity to average assets          10.09%             9.63%          9.94%         9.97%

Board of Directors

National Bankshares, Inc. Board of Directors

Picture of "National Bankshares Board of Directors"

From left: James G. Rakes, Chairman of the Board, President, Chief Executive Officer, National Bankshares, Inc., President and Chief Executive Officer,
The National Bank; President and Treasurer, National Bankshares Financial Services, Inc.; L. Allen Bowman, Vice-Chairman of the Board, Retired;
William T. Perry, Retired; Jeffery R. Stewart, Educational Consultant; Paul A. Duncan, President, Holiday Motor Corp.; James A. Deskins, Sr., Retired; James
M. Shuler, Delegate, Virginia House of Representatives; Alonzo A. Crouse, Executive Vice President, Secretary, Bank of Tazewell County; Cameron L. Forrester, President and Chief Executive Officer Executive Officer, Bank of Tazewell County.


The National Bank Board of Directors

Picture of "National Bank Board of Directors"

From left: Jeffery R. Stewart,  Chairman of the Board, Educational Consultant;
L. Allen Bowman, Vice-Chairman of the Board, Retired; Paul A. Duncan, President, Holiday Motor Corp.; James G. Rakes, Chairman, President and Chief Executive Officer, National Bankshares, Inc., President and Chief Executive Officer, The National Bank; President and Treasurer, National Bankshares Financial Services, Inc.; James M. Shuler, Delegate, Virginia House of Representatives; J. Lewis Webb, Jr., Dentist; Ellen G. Burnop, Co-Owner,
New River Office Supply; F. Brad Denardo, Executive Vice President/Chief Operating Officer, The National Bank.

Bank of Tazewell County Board of Directors

Picture of "Bank of Tazewell County Board of Directors

Upper row,  from left:  William T. Perry,  Chairman of the Board,  Retired;
E.P. Greever, Retired; James G. Rakes, Chairman, President and Chief Executive Officer, National Bankshares, Inc., President and Chief
Executive Officer, The National Bank; President and Treasurer, National Bankshares Financial Services, Inc.; Jack Harry, President, Harry's Enterprises, Inc.; James G. Gillespie, Jr., President, Jim Sam Gillespie Farm. Lower row, from left: Cameron L. Forrester, President and Chief Executive Officer Executive Officer, Bank of Tazewell County; William H. VanDyke, Vice President, Secretary, Bank of Tazewell County; Charles E. Green, III, Financial Planner, AXA Advisors, L.L.C.


The National Bank Adivisory Boards:

Montgomery County Advisory Board
Dan A. Dodson, W. Clinton Graves, Mary G. Miller, James J. Owens, Robert L. Pack, Arlene A. Saari, James C. Stewart, T. Cooper Via

Giles County Adivsory Board
Paul B. Collins, John H. Givens, Jr., Robert C. McCracken, Ross E. Martin, Kenneth L. Rakes, Scarlet B. Ratcliffe, Morris D. Reece, H.M. Scanland, Jr.

Galax Advisory Board
William T. Green, Sr., Jerry R. Mink, Kathy J. Price, James A. Williams, Jr., David F. Wilson

Radford/Pulaski County Advisory Board
William K. Cunningham, Gary C. Elander, Jack M. Lewis, Jack D. Nunley, Laura B. Turk

Bank Of Tazewell County Advisory Boards:

Bluefield Advisory Board
Michael E. Dye, William H. King, Constance M. Saunders

Richlands Advisory Board
Steven R. Davis, Marvin D. Harman, Peter M. Mulkey

Interstate Advisory Board
David P. Carpenter, Andrew J. Hargroves, Keith A. Hungate, A. Susan Keen, David S. Saliba, Steve A. Lester, II, Jimmy A. Stewart

Corporate Information

National Bankshares, Inc. Executive Officers

James G. Rakes, Chairman                                  F. Brad Denardo
President and Chief Executive Officer                     Corporate Officer

J. Robert Buchanan                                        Cameron L. Forrester
Treasurer                                                 Corporate Officer

Marilyn B. Buhyoff
Secretary and Counsel

Annual Meeting
The Annual Meeting of Stockholders will be held on Tuesday, April 8, 2003 at 3:00 p.m. at the Best Western Red Lion Inn, 900 Plantation Road, Blacksburg, Virginia.

Corporate Stock
National Bankshares, Inc. common stock trades on the Nasdaq Stock Market under the symbol "NKSH"

Financial Information
Investors and analysts seeking financial information about National Bankshares, Inc. should contact:

     James G. Rakes
     Chairman, President and Chief Executive Officer
     (540) 951-6300 or (800) 552-4123
     jrakes@nbbank.com

Or   J. Robert Buchanan
     Treasurer
     (540) 951-6300 or (800) 552-4123
     bbuchanan@nbbank.com

Written requests may be directed to: National Bankshares, Inc. P.O. Box 90002, Blacksburg, VA 24062-9002

Stockholder Services and Stock Transfer Agent
Stockholders seeking information about National Bankshares, Inc. stock accounts should contact:
Marilyn B. Buhyoff
Secretary and Counsel
(540) 951-6300 or (800) 552-4123
mbuhyoff@nbbank.com

The National Bank of Blacksburg serves as transfer agent National Bankshares, Inc. stock.

Written  requests and requests for stock  transfers may be directed to:
National  Bankshares,  Inc.,  P.O. Box 90002, Blacksburg, VA 24062-9002

A copy of National Bankshares, Inc.'s annual report to the Securities and Exchange Commission on Form 10-K will be furnished without charge to any stockholder upon written request.

Corpporate Office
        National Bankshares, Inc.
        101 Hubbard Street
        Blacksburg, Virginia 24060
        P.O. Box 90002 Blacksburg, Virginia 24062-9002
        www.nationalbankshares.com (540) 951-6300